02060760

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Artel Solutions Group Holdings Limited

*CURRENT ADDRESS Unit 1299, 12th Floor
HITEC, No. 1 Trademart Drive
Kowloon Bay, Kowloon
Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 34697 FISCAL YEAR 12/31

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/26

Listed Companies Information

02 DEC -9 AM 8:52

ARTEL GROUP<00931> - Results Announcement (Summary)

Artel Solutions Group Holdings Limited announced on 24/4/2002:
(stock code: 931)
Year end date: 31/12/2001
Currency: HK$
Auditors' Report: Neither
Review of Interim Report by: N/A

	(Consolidated) (Audited) Current Period from 1/1/2001 to 31/12/2001 ('000)	(Proforma) (Audited) Last Corresponding Period from 1/1/2000 to 31/12/2000 ('000)
Turnover	: 1,415,004	978,667
Profit/(Loss) from Operations	: 147,765	96,419
Finance cost	: (7,478)	(588)
Share of Profit/(Loss) of Associates	: -	-
Share of Profit/(Loss) of Jointly Controlled Entities	: -	-
Profit/(Loss) after Tax & MI	: 117,280	80,948
% Change over Last Period	: +45%	
EPS/(LPS)-Basic	: 8.7 cents	6.3 cents
-Diluted	: -	-
Extraordinary (ETD) Gain/(Loss)	: -	-
Profit/(Loss) after ETD Items	: 117,280	80,948
Final Dividend per Share	: 2 cents	N/A
(Specify if with other options)	: NIL	-
B/C Dates for Final Dividend	: 24/5/2002 to 30/5/2002 bdi.	
Payable Date	: 15/6/2002	
B/C Dates for (-) General Meeting	: -	
Other Distribution for Current Period	: -	
B/C Dates for Other Distribution	: -	

Remarks:

1. Listing date for company issuing first final results after listed on the Exchange
24 October 2001

2. Basis of presentation of results for company issuing first results after listed on the Exchange

The Company was incorporated in the Cayman Islands on 5 December 2000 as an exempted company with limited liability under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands.

Pursuant to a group reorganization ("Group Reorganization") of the Group in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company became the holding company of the Group on 29 August 2001. The shares of the Company have been listed on the Stock Exchange since 24 October 2001.

The Group resulting from the Group Reorganization is regarded as a continuing entity. Accordingly, these financial statements have been prepared on the merger accounting basis as if the Company had always been the holding company of the Group.

Further details of the Group Reorganization are set out in the prospectus ("Prospectus") issued by the Company dated 12 October 2001.

3. Basis of calculation for basic EPS of the current year

The calculation of the earnings per share for the year is based on the net profit for the year of HK$117,280,000 (2000: HK$80,948,000) and on the weighted average of 1,342,246,575 (2000: 1,280,000,000) shares that would have been in issue throughout the year on the assumption that the Group Reorganization has been completed as at 1 January 2000.

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

2001 Annual Result

RESULTS

The Board of Directors of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001, together with the comparative figures for the previous year prepared in accordance with generally accepted accounting principles in Hong Kong as follows:

	Year ended 31 December	
	2001	2000
	HK$'000	*HK$'000*
Turnover *(Note 2)*	**1,415,004**	978,667
Cost of sales *(Note 3)*	**(1,245,462)**	(865,204)
Gross profit	**169,542**	113,463
Other revenue *(Note 4)*	**5,157**	3,010
Distribution costs	**(5,785)**	(6,420)
Administrative expenses	**(21,149)**	(13,634)
Profit from operations *(Note 5)*	**147,765**	96,419
Finance costs *(Note 6)*	**(7,478)**	(588)
Profit before taxation	**140,287**	95,831
Taxation *(Note 7)*	**(23,007)**	(14,883)
Net profit for the year	**117,280**	80,948
Dividends *(Note 8)*	**60,000**	-
Earnings per share (HK cents) *(Note 9)*		

Basic	**8.7**	6.3

Notes:

1. **Group reorganization and basis of preparation of financial statements**

The Company was incorporated in the Cayman Islands on 5 December 2000 as an exempted company with limited liability under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands.

Pursuant to a group reorganization ("Group Reorganization") of the Group in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company became the holding company of the Group on 29 August 2001. The shares of the Company have been listed on the Main Board since 24 October 2001.

The Group resulting from the Group Reorganization is regarded as a continuing entity. Accordingly, these financial statements have been prepared on the merger accounting basis as if the Company had always been the holding company of the Group.

Further details of the Group Reorganization are set out in the prospectus issued by the Company dated 12 October 2001.

2. **Turnover**

Turnover represents the amounts received and receivable for goods sold and services provided to outsider customers, less trade discounts and returns during the year.

The Group's turnover and contribution to gross profit for the year analysed by principal activity and geographical market are as follows:

	2001	2000
	HK$'000	*HK$'000*
Turnover by principal activity:		
Distribution of computer components and information technology products	**1,356,234**	882,590
Provision of integrated e-enabling solutions	**58,770**	96,077
	1,415,004	978,667

Turnover by geographical market:

The Peoples' Republic of China (the "PRC")	**278,311**	191,262
Hong Kong	**1,136,693**	787,405
	1,415,004	978,667

Contribution to gross profit by principal activity:		
Distribution of computer components and information technology products	**151,627**	90,961
Provision of integrated e-enabling solutions	**17,915**	22,502
	169,542	113,463
Contribution to gross profit by geographical market:		
PRC	**56,245**	38,634
Hong Kong	**113,297**	74,829
	169,542	113,463

An analysis of the Group's turnover and contribution to the operating profit by business segment is as follows:

For the year ended 31 December 2001:

	Distribution of computer components and information technology products *HK$'000*	Provision of integrated e-enabling solutions *HK$'000*	Combined *HK$'000*
REVENUE			
External sales	**1,356,234**	**58,770**	**1,415,004**
RESULT			
Segment result	**130,983**	**11,689**	**142,672**
Other revenue			**5,157**
Unallocated corporate expenses			**(64)**
Profit from operations			**147,765**
Finance costs			**(7,478)**
Profit before taxation			**140,287**
Taxation			**(23,007)**
Profit attributable to shareholders			**117,280**

For the year ended 31 December 2000:

	Distribution of computer components and information technology products	Provision of integrated e-enabling solutions	Combined
	HK$'000	*HK$'000*	*HK$'000*
REVENUE			
External sales	882,590	96,077	978,667
RESULT			
Segment result	85,171	21,872	107,043
Other revenue			3,010
Unallocated corporate expenses			(13,634)
Profit from operations			96,419
Finance costs			(588)
Profit before taxation			95,831
Taxation			(14,883)
Profit attributable to shareholders			80,948

3. Cost of Sales

	2001	2000
	HK$'000	*HK$'000*
Cost of sales comprises:		
Purchase cost of goods sold	**1,319,137**	911,624
Rebates	**(73,675)**	(46,420)
	1,245,462	865,204

4. Other revenue

	2001	2000
	HK$'000	HK$'000
Interest on bank deposits	**3,767**	3,010
Sundry income	**1,390**	-
	5,157	3,010

5. Profit from operations

Profit from operations has been arrived at after charging:

	2001	2000
	HK$'000	*HK$'000*
Auditors' remuneration	**650**	307
Depreciation of plant and equipment	**759**	151
Loss on disposal of plant and equipment	**67**	49
Operating lease rentals in respect of rented premises	**1,393**	518
Staff costs:		
Directors' remuneration		
- fees	**160**	-
- other emoluments	**5,719**	5,918
	5,879	5,918
Staff costs excluding directors' remuneration	**11,811**	8,670
Retirement benefits scheme contributions, excluding amounts included in directors' remuneration	**220**	-
	17,910	14,588

6. Finance costs

	2001	2000
	HK$'000	*HK$'000*
Interest on:		
Bank overdraft and short-term bank borrowings wholly repayable within five years	**4,545**	588
Other borrowing costs	**994**	-
Total borrowing costs	**5,539**	588
Bank charges	**1,939**	-
	7,478	588

7. Taxation

	2001	2000
	HK$'000	*HK$'000*
The charge comprises:		

Hong Kong Profits Tax:		
Current year	**22,710**	14,883
Underprovision in prior year	**297**	-
Taxation attributable to the Company and its subsidiaries	**23,007**	14,883

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

No Provision for PRC income tax has been made in respect of the Company's PRC subsidiary as the PRC subsidiary incurred losses during the year.

No provision for deferred taxation has been recognized in the financial statements as the amount involved is insignificant.

8. Dividends

No dividend has been paid or declared by the Company during the year. An interim dividend of HK$60,000,000 was declared by a subsidiary, Artel Industries Limited (formerly known as Arcon Industries Limited) before the Group Reorganization.

A final dividend of HK cents 2 (2000: Nil) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

9. Earnings per share

The calculation of the earnings per share for the year is based on the net profit for the year of HK$117,280,000 (2000: HK$80,948,000) and on the weighted average of 1,342,246,575 (2000: 1,280,000,000) shares that would have been in issue throughout the year on the assumption that the Group Reorganization has been completed as at 1 January 2000.

DIVIDEND

The Board has recommended the payment of a final dividend of HK cents 2 per share. Subject to the approval of shareholders in the Annual General Meeting, the final dividend will be paid on or before 15 June 2002 to registered shareholders.

Business and Operation Review

The year 2001 continued to be a good year for the Group's business and performance. Turnover increased by approximately 45% from approximately HK$979 million to HK$1,415 million. Net profit for the year increased by approximately 45% from approximately HK$81 million to HK$117 million.

The Group has achieved a significant growth in its distribution business, in particular for the sale of boxed central processing units ("CPU") supplied by Intel. The growth of boxed CPU sales was largely attributable to the increasing demand in Hong Kong and China markets as well as the strengthening of the channel network of the Group in the PRC. The boxed CPU are mainly sold to the clone Personal Computer ("PC") makers and the Do-It-Yourself market in the PRC. In 2001, the Group continued to be one of the major distributors, in terms of unit volume and dollar value, of Intel's boxed CPU in the Asia Pacific region.

Apart from distribution business, the Group has also developed its e-enabling solutions business. The Group observes that there will be a surging demand for e-enabling solutions, in particular wireless and mobile solutions, in the coming years. The Group has therefore formed a special team to focus on the provision of mobile and wireless solutions and some projects with PRC telecommunications and airport companies are under discussion.

Future Plan and Prospect

The computer component and networking product market in the Greater China region, especially in the PRC, is expected to grow significantly in the coming few years. Due to the PRC's entry into the WTO, it is anticipated that there will be an increasing number of computer hardware and software vendors trying to penetrate the PRC market. The Group will be best positioned to work with these companies by forming strategic alliances such that they may leverage on the established distribution network of the Group. In return, the Group may broaden its product scope and revenue sources and enhance its technical capability.

Starting from January 2002, in addition to boxed CPU, the Group has been granted the distribution right by Intel to sell Intel CPU in tray package ("tray CPU") in the PRC. The target customers of tray CPU are regional and small original equipment manufacturers of PC in the PRC. The Group believes that the tray CPU sales in the PRC will increase significantly in 2002 which will give an additional stable source of revenue to the Group. The Group is also confident that it can obtain a significant market share in the PRC tray CPU market.

In 2002, the Group has formulated its marketing strategies to improve its brand name recognition. In January 2002, the Group started to distribute its own brand name "Arcon" motherboards via a co-operative arrangement with a major motherboard manufacturer in Taiwan. Under the

co-operative arrangement, the motherboard manufacturer undertakes to design and manufacture the Arcon motherboards while the Group will distribute the Arcon motherboards to the PRC market.

The Group believes that with the development of the new generation mobile communication technology, consumers and enterprises will soon be able to shop, do business and access information by mobile communication. Mobile and wireless business will become the latest mode of operation for enterprises. To cater for this business trend and in an effort to provide enterprises with a comprehensive mobile solution, the Group, apart from cooperating with Intel in the area of wireless application, is also forming business alliances with other system developers of mobile business application solutions.

MANAGEMENT DISCUSSION AND ANALYSIS

Group Reorganization

Apart from the Group Reorganization in preparation for the listing of the Company's shares on the Main Board of the Stock Exchange, there are no material acquisitions or disposal of subsidiaries and associated companies during the year. Details of the Group Reorganization are set out in the prospectus issued by the Company dated 12 October 2001.

Operation Review

The Group's turnover was approximately HK$1,415 million for the year ended 31 December 2001, representing an increase of approximately 45% over the previous year. The increase was mainly due to the surge in market demand for CPU and motherboards in Hong Kong and the PRC. Approximately 96% and 4% of the total turnover was generated from the Group's distribution business and e-enabling solutions business respectively.

Operating expenses increased from approximately HK$20 million in 2000 to approximately HK$27 million in 2001, which was mainly due to the increase in the salary expenses as a result of increase in the number of employees to cope with the business growth.

Increase in the finance cost from approximately HK$588,000 in 2000 to approximately HK$7,478,000 in 2001 was mainly due to increase in bank loan interest to finance the increase in the Group's purchases.

As a result of the increased turnover and improved gross profit margin, profit before taxation increased from approximately HK$96 million in 2000 to approximately HK$140 million in 2001.

Increase in taxation from HK$15 million in 2000 to HK$23 million in 2001 was in line with the increase in the profit before taxation.

As a result, the net profit for the year attributable to shareholders increased from approximately HK$81 million in 2000 to approximately HK$117 million in 2001, representing approximately an increase of 45%.

Liquidity and Financial Resources

The Group had total cash and bank balances (including pledged bank deposits) of approximately HK$167 million as at 31 December 2001 (2000: HK$60 million). After deducting short-term bank loans and overdrafts of approximately HK$91 million as at 31 December 2001 (2000: Nil), the Group recorded a net cash balance of approximately HK$76 million as at 31 December 2001 as compared to HK$60 million as at 31 December 2000. The short-term bank loans were applied to finance the purchase of the stocks of the Group. The gearing ratio of the Group, as calculated by dividing the total interest bearing debts by the net asset value of the Group, is 0.25:1 as at 31 December 2001. As there were no interest bearing debts as at 31 December 2000, no gearing ratio is presented for that year.

The Group recorded total current asset value of approximately HK$629 million as at 31 December 2001 (2000: HK$431 million) and total current liability value of approximately HK$269 million as at 31 December 2001 (2000: HK$308 million). The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value, is 2.3 as at 31 December 2001 (2000: 1.4). The improvement of the current ratio was mainly due to the profit earned and retained during the year, a large reduction of account payables and the retention of the net proceeds obtained by the Group upon the listing of the Company's shares on the Stock Exchange in October 2001.

The Group recorded an increase in shareholders' equity from approximately HK$124 million as at 31 December 2000 to approximately HK$362 million as at 31 December 2001

Treasury Policies

The Group generally finances its operations with internally generated resources and banking facilities provided by banks in Hong Kong. The bank facilities are mainly trust receipt loans and

invoice finance of tenor up to 120 days from the invoice date. The bank interest rates are mainly fixed by reference to either the Hong Kong Prime rate or the Hong Kong Interbank Borrowing rate for Hong Kong dollar loans and by reference to Singapore or London Interbank Borrowing rate for United States dollar loans.

Bank deposits of the Group are either in Hong Kong dollars or United States dollars.

Transactions of the Group are mainly denominated either in Hong Kong or United States dollars. The risk of exposure to fluctuations in exchange rates is therefore low. The Group did not do any hedging for the foreign currency transactions during the year.

Charges on Assets

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain of the Group's bank deposits were pledged to its bankers to secure certain banking facilities granted to the Group.

Investments

The Group did not hold any significant investments nor had any major capital expenditure during the year.

Contingent Liabilities

As at 31 December 2001, the Group did not have any significant contingent liabilities.

Employees

As at 31 December 2001, the Group had 70 full time employees.

The Group remunerated its employees mainly based on the industry practice, individual's performance and experience. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

Audit Committee

The Company established an audit committee (the "Committee") on 29 August 2001. The Group's financial statements for the year ended 31 December 2001 have been reviewed by the Committee. The principal activities of the Committee include the review and supervision of the Group's financial reporting process and internal controls.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company did not redeem any of the Company's shares during the above financial year. Neither the Company nor any of its subsidiaries had purchased or sold any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Directors are of the opinion that the Company has been in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year after the Listing of the Company's shares on the Stock Exchange.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 24 May 2002 to 30 May 2002, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Branch Registrar in Hong Kong, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 23 May 2002 in order to qualify for the proposed final dividend.

PUBLISHMENT OF RESULTS ON THE STOCK EXCHANGE'S WEBSITE

The Company's annual report containing all the information required by paragraphs 45(1) to 45(3) of Appendix of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to take this opportunity to extend my gratitude to all my fellow directors and staff for their valuable commitment and hard work. I would like also to express my sincere thanks to our business partners for their supports in the past years.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 24 April 2002

* *For identification only*

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Artel Solutions Group Holdings Limited (the "**Company**") will be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on Thursday, 30 May 2002 at 3:30 pm to transact the following ordinary business:

1. to receive and consider the audited consolidated financial statements and reports of the directors (the "**Directors**") and auditors of the Company for the year ended 31 December 2001;

2. to declare a final dividend for the year ended 31 December 2001 of HK cents 2 per share (each a "**Share**") of HK cent 1 each in the capital of the Company;

3. to re-elect Directors and to authorise the board of Directors ("**Board of Directors**") to fix the Directors' remuneration;

4. to re-appoint auditors and to authorise the Board of Directors to fix their remuneration;

   and, as special business, to consider and, if thought fit, passing the following resolutions as ordinary resolutions:

5. "THAT:

   (a) subject to paragraph (c) below, pursuant to the Rules (the "**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"), the exercise by the Directors during the Relevant Period of all the powers of the Company to allot, issue and deal with unissued Shares of the Company and to make or grant offers, agreements and options, including warrants to subscribe for

Shares, which might require the exercise of such powers be and the same is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue; or (ii) the exercise of any options granted under the share option scheme of the Company; or (iii) any scrip dividend or similar arrangements providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of Shares upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution; and

(bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of any share capital of the Company repurchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this resolution),

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of Cayman Islands (the "**Companies Law**") or any other applicable law of Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution;

"**Rights Issue**" means an offer of Shares, or offer or issue of warrants, options or other securities giving rights to subscribe for Shares open for a period fixed by the Directors to holders of Shares on the register on a fixed record date in proportion to their then holdings of Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction outside Hong Kong or any recognised regulatory body or any stock exchange outside Hong Kong)."

6. "THAT:

(a) the exercise by the Directors during the Relevant Period of all powers of the Company to purchase the Shares on the Stock Exchange or any other stock exchange on which the Shares may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange, the Companies Law and all other applicable laws in this regard, be and the same is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution, "**Relevant Period**" means the period from the date of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, the Companies Law or any other applicable law of Cayman Islands to be held; and

(iii) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution."

7. "THAT the Directors be and they are hereby authorised to exercise the authority referred to in paragraph (a) of resolution no. 5 above in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By order of the Board of Directors
Yu Pen Hung
Chairman

Hong Kong, 24 April 2002

Registered office:
Century Yard
Cricket Square
Hutchins Drive
P.O. Box 2681 GT
George Town Grand Cayman

Head office and Principal place of business in Hong Kong:
Unit 1299, HITEC
1 Trademart Drive
Kowloon Bay
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, subject to the provisions of the articles of association of the Company, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy must be deposited together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, at the offices of the Company's Hong Kong branch share registrar, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 48 hours before the time of the meeting or adjourned meeting.

3 In relation to proposed resolution no. 3 above, Mr Yu Chi Ming, Frederick will retire from his office of Director at the above meeting pursuant to article 87 of the articles of association of the Company and, being eligible, offer himself for re-election.

4. In relation to proposed resolutions nos. 5 and 7 above, approval is being sought from the shareholders for the grant to the Directors of a general mandate to authorise the allotment and issue of Shares under the Listing Rules. The Directors have no immediate plans to issue any new Shares other than Shares which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme which may be approved by the shareholders.

5. In relation to proposed resolution no. 6 above, the Directors wish to state that they will exercise the powers conferred thereby to purchase Shares in circumstances which they deem appropriate for the benefit of the shareholders. An explanatory statement containing the information necessary to enable the shareholders to make an informed decision to vote on the proposed resolution as required by the Listing Rules will be set out in a separate document to be despatched to the shareholders with the annual report for the year ended 31 December 2001.

Please also refer to the published version of this announcement in the Hong Kong iMail Post dated 25/4/2002

If you are in doubt as to any aspect of this document, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Artel Solutions Group Holdings Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(incorporated in Cayman Islands with limited liability)

Executive Directors:
Mr Yu Pen Hung
Ms Chen Lee Shu
Mr Yu Chi Ming, Frederick

Independent Non-executive Director:
Dr Liu James Juh
Ms Hu Gin Ing

Registered office:
Century Yard
Cricket Square, Hutchins Drive
P.O. Box 2681 GT
George Town
Grand Cayman
British West Indies

Head Office and Principal Place of Business in Hong Kong:
Unit 1299, HITEC
1 Trademart Drive
Kowloon Bay
Hong Kong

30 April 2002

To the shareholders

Dear Sir or Madam

GENERAL MANDATE FOR ISSUE OF NEW SHARES AND REPURCHASE BY THE COMPANY OF ITS OWN SHARES

INTRODUCTION

By resolution of the shareholders of Artel Solutions Group Holdings Limited (the "**Company**") passed on 29 August 2001, the directors (the "**Directors**") of the Company were

* *for identification only*

granted a general mandate to allot, issue and deal with shares of HK$0.01 each in the capital of the Company (each a "**Share**") and a general mandate to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). These mandates will expire at the conclusion of the forthcoming annual general meeting ("**AGM**") of the Company convened to be held at Room 315, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong on Thursday, 30 May 2002 at 3:30 p.m. at the AGM, resolutions will be proposed:

(a) to grant a repurchase mandate ("**Repurchase Mandate**") to the Directors to enable them to repurchase the Shares on the Stock Exchange up to a maximum of 10 per cent. of the aggregate nominal amount of the issued share capital of the Company at the time of passing of such resolution;

(b) to grant a general mandate (the "**General Mandate**") to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with new Shares up to a maximum of 20 per cent. of the aggregate nominal amount of the issued share capital of the Company at the time of passing of such resolution; and

(c) to increase the number of Shares to be allotted and issued under the General Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate;

until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any other applicable law of the Cayman Islands to be held; and

(c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors of the Company.

Under the Rules (the "**Listing Rules**") Governing the Listing of Securities on the Stock Exchange, the Company is required to give to its shareholders all information which is reasonably necessary to enable shareholders to make an informed decision as to whether to vote for or against the resolution to renew the grant to the Directors of the Repurchase Mandate. This document is prepared for such purpose. The explanatory statement required by the Listing Rules to be included in this document is set out in the Appendix.

THE REPURCHASE MANDATE

On pages 48 to 52 of the annual report of the Company in respect of the financial year ended 31 December 2001 is the notice of the AGM. At the AGM, and as part of the special business of the AGM, an ordinary resolution will be proposed to grant the Repurchase Mandate to the Directors.

THE GENERAL MANDATE

The Directors have no immediate plans to issue any new Shares other than Shares which may fall to be issued under the share option scheme of the Company or any scrip dividend scheme providing for an allotment and issue of Shares in lieu of whole or part of a dividend in accordance with the articles of association of the Company which may be approved by the shareholders of the Company.

ACTION TO BE TAKEN

Whether or not you intend to attend the AGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the AGM. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

RECOMMENDATION

The Directors believe that the Repurchase Mandate and the General Mandate to allot and issue new Shares are in the best interests of the Company and its shareholders. The Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its net assets and/or earnings per Share and will only be made when the Directors believe that a repurchase of Shares will benefit the Company and its shareholders.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company compared with that as at 31 December 2001, being the date of its latest audited consolidated accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing position of the Company.

The Directors believe that an exercise of the General Mandate to allot and issue new Shares will enable the Company to take advantage of market conditions to raise additional capital for the Company.

Accordingly, the Directors recommend that all shareholders should vote in favour of the resolutions granting the General Mandate and the Repurchase Mandate.

Yours faithfully
For and on behalf of the board of directors of
Artel Solutions Group Holdings Limited
Yu Pen Hung
Chairman

APPENDIX

EXPLANATORY STATEMENT

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate.

1. Repurchase of securities from connected parties

No connected person (that is, a director, chief executive or substantial shareholder of the Company or their respective associates (as defined in the Listing Rules)) of the Company has notified the Company that he has a present intention to sell any Shares to the Company nor has any such connected person undertaken not to sell any of the Shares held by him to the Company in the event that the Repurchase Mandate is passed.

2. Share capital

As at 24 April 2002, being the latest practicable date prior to the printing of this document (the "**Latest Practicable Date**"), the issued share capital of the Company comprised 1,600,000,000 Shares.

Subject to the passing of the proposed resolution for the approval of the Repurchase Mandate and on the basis that no Shares are issued or repurchased by the Company prior to the AGM, the Company will be allowed under the Repurchase Mandate to repurchase a maximum of 160,000,000 Shares. The Company will be allowed under the General Mandate to issue up to 320,000,000 Shares.

3. Reasons for the repurchase

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders. An exercise of the Repurchase Mandate may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset per Share and/or earnings per Share and will only be made when the Directors believe that a purchase will benefit the Company and its shareholders.

4. Funding of repurchases

Pursuant to the Repurchase Mandate, repurchase would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available under Cayman Islands law for the purpose.

An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company compared with that as at 31 December 2001, being the date of its latest audited consolidated accounts. The Directors do not, however, intend to make any repurchase in circumstances that would have a material adverse impact on the working capital or gearing of the Company.

5. Share prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the preceding seven months from the date of listing of the Shares to the Latest Practical Date were as follows:

	Highest *HK$*	Lowest *HK$*
October 2001 (from the date of listing of Shares on 24 October 2001)	0.61	0.51
November 2001	0.61	0.42
December 2001	0.61	0.52
January 2002	0.84	0.57
February 2002	0.89	0.74
March 2002	0.90	0.72
April 2002 (up to the Latest Practical Date)	0.88	0.73

6. Disclosure of interests and minimum public holding

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell to the Company or its subsidiaries any of the Shares in the Company if the Repurchase Mandate is approved at the AGM and exercised.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and applicable laws of Cayman Islands.

If a shareholder's proportionate interest in the voting rights of the Company increases on the Company exercising its powers to repurchase securities pursuant to the Repurchase Mandate, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code of Takeovers and Mergers (the "**Takeovers Code**"). As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, to the best of the knowledge and belief of the Directors, Mr Yu Pen Hung, through E-Career Investments Limited, was beneficially interested in 1,200,000,000 Shares representing 75 per cent. of the then existing issued Shares. Assuming that E-Career Investments Limited will not dispose of any of these Shares prior to the AGM, if the Repurchase Mandate were exercised in full, the percentage shareholding of E-Career Investments Limited in the Company would increase to approximately 83 per cent. of the then issued shares.

On the basis of the current shareholding of E-Career Investments Limited, an exercise of the Repurchase Mandate in full will not result in it becoming obliged to make a mandatory offer under Rule 26 of the Takeovers Code.

The Directors do not have any intention to exercise the Repurchase Mandate to the extent that the number of Shares held by the public would be reduced to less than 25 per cent. of the Shares then in issue.

7. Shares repurchase made by the Company

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) since the date of listing of the Shares on the Stock Exchange.

Listed Companies Information

ARTEL GROUP<00931> - Results Announcement (Summary)

Artel Solutions Group Holdings Limited announced on 19/9/2002:
(stock code: 931)
Year end date: 31/12/2002
Currency: HKD
Auditors' Report: N/A
Review of Interim Report by: Both Audit Committee and Auditors

		(Unaudited) Current Period from 1/1/2002 to 30/6/2002 ('000)	(Unaudited) Last Corresponding Period from 1/1/2001 to 30/6/2001 ('000)
Turnover	:	787,778	581,466
Profit/(Loss) from Operations	:	43,686	44,208
Finance cost	:	(2,983)	(3,406)
Share of Profit/(Loss) of Associates	:	NIL	NIL
Share of Profit/(Loss) of Jointly Controlled Entities	:	NIL	NIL
Profit/(Loss) after Tax & MI	:	34,703	34,602
% Change over Last Period	:	+0.3%	
EPS/(LPS)-Basic	:	2.2 cents	2.7 cents
-Diluted	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	NIL	NIL
Profit/(Loss) after ETD Items	:	34,703	34,602
Interim Dividend per Share	:	0.7 cent	N/A
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	7/10/2002 to 9/10/2002 bdi.	
Payable Date	:	28/10/2002	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1) Listing date for Artel issuing first interim results after listed on the Exchange is 24 October 2001.

2) Basis of presentation of results for Artel issuing first results after listed on the Exchange is described below:

Artel was incorporated in the Cayman Islands on 5 December 2000 as an exempted company with limited liability under the Companies Law (2001 Second Revision) Chapter 22 of the Cayman Islands.

Pursuant to a group reorganization ("Group Reorganization") of the Group in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the Company became the holding company of the Group on 29 August 2001. The shares of the Company have been listed on the Stock Exchange since 24 October 2001.

The Group resulting from the Group Reorganization is regarded as a continuing entity. Accordingly, these financial statements have been prepared on the merger accounting basis as if the Company had always been the holding company of the Group.

Further details of the Group Reorganization are set out in the prospectus ("Prospectus") issued by the Company dated 12 October 2001.

3) Basis of calculation for basic EPS of the six months ended 30 June 2002 is described below:

The calculation of the earnings per share for the year is based on the net profit for the six months ended 30 June 2002 of HK$34,703,000 (2001: HK$34,602,000) and on 1,600,000,000 shares (2001: 1,280,000,000) in issue during the period on the assumption that the Group Reorganization has been completed as at 1 January 2001.

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

2002 INTERIM RESULTS

The Board of Directors of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 (the "Period"). The results had been reviewed by the Group's auditors, Deloitte Touche Tohmatsu, and the Company's audit committee.

CONDENSED CONSOLIDATED INCOME STATEMENT

		Six months ended 30 June	
		2002	2001
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	2	**787,778**	581,466
Cost of sales		**(728,593)**	(526,644)
Gross profit		**59,185**	54,822
Other revenue		**2,926**	3,022
Distribution costs		**(4,180)**	(2,968)
Administrative expenses		**(14,245)**	(10,668)
Profit from operations	3	**43,686**	44,208
Finance costs		**(2,983)**	(3,406)
Profit before taxation		**40,703**	40,802
Taxation	4	**(6,000)**	(6,200)

Net profit for the period		**34,703**	34,602
Dividends	5	**32,000**	60,000
Earnings per share (HK cents)-basic	6	**2.2**	2.7

Notes:

1. **Basis of Preparation**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. **Segment Information**

(a) **Business segments**

For the six months ended 30 June 2002:

	Distribution of computer components and information technology products (Unaudited) *HK$'000*	**Provision of integrated e-enabling solutions (Unaudited)** *HK$'000*	**Consolidated (Unaudited)** *HK$'000*
TURNOVER			
External sales	**759,357**	**28,421**	**787,778**
SEGMENT RESULT	**36,315**	**6,961**	**43,276**
Interest income			**1,567**
Unallocated corporate expenses			**(1,157)**
Profit from operations			**43,686**

Finance costs	**(2,983)**
Profit before taxation	**40,703**
Taxation	**(6,000)**
Profit attributable to shareholders	**34,703**

For the six months ended 30 June 2001:

	Distribution of computer components and information technology products (Unaudited) *HK$'000*	Provision of integrated e-enabling solutions (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
TURNOVER			
External sales	548,129	33,337	581,466
Segment RESULT	35,771	6,054	41,825
Interest income			2,418
Unallocated corporate expenses			(35)
Profit from operations			44,208
Finance costs			(3,406)
Profit before taxation			40,802
Taxation			(6,200)
Profit attributable to shareholders			34,602

(b) Geographical segments

	Six months ended 30 June	
	2002	2001

	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Turnover by geographical market:		
The Peoples' Republic of China (the " PRC")	**151,153**	86,089
Hong Kong	**636,625**	495,377
	787,778	581,466
Contribution to gross profit by geographical market:		
PRC	**18,559**	18,168
Hong Kong	**40,626**	36,654
	59,185	54,822

3. Profit from operations

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Profit from operations has been arrived at after charging:		
Depreciation of plant and equipment	**349**	118

4. Taxation

The charge represents provision for Hong Kong Profits Tax for the period of the Company and its subsidiaries. Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the period.

No provision for PRC income tax has been made in respect of the Company's PRC subsidiary as the PRC subsidiary incurred losses during the period.

No provision for deferred taxation has been recognized in the financial statements as the amount involved is insignificant.

5. Dividends

On 30 May 2002, a dividend of HK$0.02 per share was approved to pay to the shareholders as the final dividend for 2001. An interim dividend of HK$60,000,000 was declared and paid to its then shareholders by a subsidiary, Artel Industries Limited before a group reorganization of the Group on 29 August 2001 in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited.

An interim dividend of HK$0.007 (2001: Nil) per share was recommended by the directors to be paid to the shareholders of the Company whose names appear in the Register of Members on 4 October 2002.

6. Earnings per share

The calculation of the earnings per share for the period is based on the net profit for the period of HK$34,703,000 (2001:HK$34,602,000) and on 1,600,000,000 shares (2001:1,280,000,000 shares) in issue during the period on the assumption that the group reorganization has been completed as at 1 January 2001.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Group Performance and Operations

For the six months ended 30 June 2002, the Group's unaudited turnover amounted to HK$788 million (2001: HK$581 million) representing an increase of 36% over the same period last year. Gross profit was HK$59 million (2001: HK$55 million) representing an increase of 7% over the same period last year. Net profit attributable to shareholders amounted to HK$34.7 million (2001: HK$34.6 million) which was maintained at the same level as last year.

During the period under review, the growth in demand for IT products was quite stable in the PRC despite the global economic downturn but the overall profit margin of the industry had reduced compared to last year. Management of the Group had managed to strengthen its strategies to diversify product lines and capture more market share to compensate the reduction in profit margin. At the beginning of 2002, the Group obtained from Intel the distribution right to sell tray central processing units ('CPUs') in both Hong Kong and the PRC in addition to boxed CPUs. Tray CPUs were mainly sold to regional PC manufacturers and had made significant contribution to the Group's business in the six months under review.

Prospects

As PRC enters into the WTO and more foreign investors move their manufacturing bases (including IT related industries) into China, we expect that demand for IT components will continue to grow at a fast pace. To capture this market opportunity, the Group will continue to search for potential suppliers to expand its product lines into distribution of other IT components such as chipsets, server boards and motherboards etc. The Group now also carries new IT related products such as wireless LANs, switches, build to order notebook computers to broaden the target market.

The Group has a strong presence in the major PRC cities and is now seeking potential investment opportunity in the second and third tier cities to expand and strengthen its distribution and logistics network in the PRC. Also under negotiation is the setting up of branches in other developing countries in Asia for development of distribution network of IT products.

Liquidity and Financial Resources

Net current assets of the Group amounted to approximately HK$362 million as at 30 June 2002 (2001: HK$360 million). Included in current assets were pledged bank deposits and cash and bank balances of HK$176 million (2001: HK$167 million). Bank overdrafts and short-term bank borrowings as at 30 June 2002 amounted to HK$156 million (2001:HK$91 million).

The gearing ratio of the Group, as calculated by dividing the total interest bearing debts by the net asset value of the Group, is 0.43:1 as at 30 June 2002 (2001: 0.25:1). The increase in bank borrowings was applied to finance the purchase of inventory to meet the rising sales volume.

The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value as at 30 June 2002 was 2.0 (2001: 2.3) and is maintained at a healthy level.

Transactions of the Group are mainly denominated either in Hong Kong or United States dollars. The risk of exposure to fluctuations in exchange rates is therefore low.

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain of the Group's bank deposits were pledged to its bankers to secure certain banking facilities granted to the Group.

Use of Net Proceeds from Initial Public Offering

The proceeds from the initial public offering after netting off related expenses, were approximately HK$179 million. As at 30 June 2002, approximately HK$70 million of the net proceeds had been applied by the Group as general working capital. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong. The balance of the proceeds will be used for the Group's expansion of distribution and logistics network in the PRC and other developing countries in Asia and also for strengthening its technical support capabilities for business expansion as described in the prospectus.

Employees

As at 30 June 2002, the Group had about 70 full time employees in both Hong Kong and PRC. The employees are remunerated based on individual's performance, professional experiences and prevailing industry practices. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes.

PURCHASE, SALE OR REDEMPTION OF THE LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2002.

AUDIT COMMITTEE

The Audit Committee has reviewed with management and the external auditors the accounting principles and practices adopted by the Group and discussed financial reporting matters including the review of the unaudited interim financial statements.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules during the six months ended 30 June 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 7 October 2002 to 9 October 2002, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Branch Registrar in Hong Kong, Standard Registrars Limited at 5th Floor, Wing On Centre, 111

Connaught Road Central, Hong Kong not later than 4:00 p.m. on 4 October 2002 in order to qualify for the interim dividend. The interim dividend will be paid on or about 28 October 2002.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules of The Stock Exchange will be published on the Stock Exchange's Website in due course.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 19 September 2002

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard dated 20 September 2002.

Listed Companies Information

ARTEL GROUP<00931> - Exceptional Price & Turnover Movements

The Stock Exchange has received a message from Artel Solutions Group Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and increase in trading volume of the shares of Artel Solutions Group Holdings Limited and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of Artel Solutions Group Holdings Limited the directors of which individually and jointly accept responsibility for the accuracy of this statement.

For and on behalf of
Artel Solutions Group Holdings Limited
Mr. Danny Yu
Executive Director

4 January 2002"

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)



Interim Report
2002

The Board of Directors of Artel Solutions Group Holdings Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 (the "Period"). The results had been reviewed by the Group's auditors, Deloitte Touche Tohmatsu, and the Company's audit committee.

Condensed Consolidated Income Statement

		Six months ended 30 June	
		2002	2001
		(Unaudited)	(Unaudited)
	Notes	**HK$'000**	HK$'000
Turnover	2	**787,778**	581,466
Cost of sales		**(728,593)**	(526,644)
Gross profit		**59,185**	54,822
Other revenue		**2,926**	3,022
Distribution costs		**(4,180)**	(2,968)
Administrative expenses		**(14,245)**	(10,668)
Profit from operations	3	**43,686**	44,208
Finance costs		**(2,983)**	(3,406)
Profit before taxation		**40,703**	40,802
Taxation	4	**(6,000)**	(6,200)
Net profit for the period		**34,703**	34,602
Dividends	5	**32,000**	60,000
Earnings per share (HK cents)-basic	6	**2.2**	2.7

Condensed Consolidated Balance Sheet

	Notes	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Non-current assets			
Plant and equipment	7	**2,674**	2,355
Current assets			
Inventories		**360,556**	252,584
Trade receivables, prepayments and deposits	8	**207,178**	208,991
Pledged bank deposits		**64,475**	59,803
Bank balances and cash		**111,141**	107,500
		743,350	628,878
Current liabilities			
Trade payables, other creditors and accrued expenses	9	**209,072**	164,134
Tax liabilities		**16,294**	13,865
Bank overdrafts and short-term bank borrowings	10	**155,607**	90,886
		380,973	268,885
Net current assets		**362,377**	359,993
Total net assets		**365,051**	362,348
Capital and reserves			
Share capital	11	**16,000**	16,000
Reserves		**349,051**	346,348
Shareholders' funds		**365,051**	362,348

Condensed Consolidated Statement of Changes in Equity

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Accu-mulated profits HK$'000	Total HK$'000
At 1 January 2001	–	–	–	114,141	114,141
Net profit for the period	–	–	–	34,602	34,602
Dividends paid	–	–	–	(60,000)	(60,000)
At 30 June 2001	–	–	–	88,743	88,743
Pursuant to the group reorganisation	–	–	9,370	–	9,370
Issue of shares	3,400	188,800	–	–	192,200
Capitalisation issue of shares	12,600	(12,600)	–	–	–
Expenses incurred in connection with the issue of shares	–	(10,643)	–	–	(10,643)
Net profit for the period	–	–	–	82,678	82,678
At 31 December 2001	16,000	165,557	9,370	171,421	362,348
2001 final dividend paid	–	(32,000)	–	–	(32,000)
Net profit for the period	–	–	–	34,703	34,703
At 30 June 2002	**16,000**	**133,557**	**9,370**	**206,124**	**365,051**

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash used in operating activities	**(55,740)**	(23,757)
Net cash used in investing activities	**(5,340)**	(39,576)
Net cash from financing activities	**64,689**	46,722
Net increase (decrease) in cash and cash equivalents	**3,609**	(16,611)
Cash and cash equivalents at beginning of the period	**107,406**	39,250
Cash and cash equivalents at end of the period	**111,015**	22,639
Analysis of the balances by cash and cash equivalents		
Bank balances and cash	**111,141**	22,639
Bank overdrafts	**(126)**	–
	111,015	22,639

Notes to Condensed Interim Accounts

1. Basis of Preparation and Accounting Policies

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

The condensed financial statements have been prepared under the historical cost convention. The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2001, except as described below.

In the current period, the Group has adopted, for the first time, the following new and revised SSAPs:

SSAP 1 (Revised)	Presentation of Financial Statements
SSAP 11 (Revised)	Foreign Currency Translation
SSAP 15 (Revised)	Cash Flow Statements
SSAP 34	Employee Benefits

The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

2. Segment Information

(a) Business segments

For the six months ended 30 June 2002:

	Distribution of computer components and information technology products (Unaudited) HK$'000	Provision of integrated e-enabling solutions (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000
TURNOVER			
External sales	**759,357**	**28,421**	**787,778**
SEGMENT RESULT	**36,315**	**6,961**	**43,276**
Interest income			**1,567**
Unallocated corporate expenses			**(1,157)**
Profit from operations			**43,686**
Finance costs			**(2,983)**
Profit before taxation			**40,703**
Taxation			**(6,000)**
Profit attributable to shareholders			**34,703**

For the six months ended 30 June 2001:

	Distribution of computer components and information technology products (Unaudited) HK$'000	Provision of integrated e-enabling solutions (Unaudited) HK$'000	Consolidated (Unaudited) HK$'000
TURNOVER			
External sales	548,129	33,337	581,466
SEGMENT RESULT	35,771	6,054	41,825
Interest income			2,418
Unallocated corporate expenses			(35)
Profit from operations			44,208
Finance costs			(3,406)
Profit before taxation			40,802
Taxation			(6,200)
Profit attributable to shareholders			34,602

(b) Geographical segments

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Turnover by geographical market:		
The People's Republic of China (the "PRC")	**151,153**	86,089
Hong Kong	**636,625**	495,377
	787,778	581,466
Contribution to gross profit by geographical market:		
PRC	**18,559**	18,168
Hong Kong	**40,626**	36,654
	59,185	54,822

3. Profit from operations

	Six months ended 30 June	
	2002	2001
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Profit from operations has been arrived at after charging:		
Depreciation of plant and equipment	**349**	118

4. Taxation

The charge represents provision for Hong Kong Profits Tax for the period of the Company and its subsidiaries. Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the period.

No provision for PRC income tax has been made in respect of the Company's PRC subsidiary as the PRC subsidiary incurred losses during the period.

No provision for deferred taxation has been recognised in the financial statements as the amount involved is insignificant.

5. Dividends

On 30 May 2002, a dividend of HK$0.02 per share was approved to pay to the shareholders as the final dividend for 2001. An interim dividend of HK$60,000,000 was declared and paid to its then shareholders by a subsidiary, Artel Industries Limited before a group reorganisation of the Group on 29 August 2001 in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited.

An interim dividend of HK$0.007 (2001: Nil) per share was recommended by the directors to be paid to the shareholders of the Company whose names appear in the Register of Members on 4 October 2002.

6. Earnings per share

The calculation of the earnings per share for the period is based on the net profit for the period of HK$34,703,000 (2001: HK$34,602,000) and on 1,600,000,000 shares (2001: 1,280,000,000 shares) in issue during the period on the assumption that the group reorganisation has been completed as at 1 January 2001.

7. Plant and equipment

During the period, the Group acquired plant and equipment amounting to approximately HK$682,000 and also disposed of plant and equipment with an aggregate net book value of approximately HK$10,000.

8. Trade receivables, prepayments and deposits

The credit terms of the Group range from 30 to 365 days. The aged analysis of trade receivables at the reporting date is as follows:

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
0 to 90 days	**98,474**	118,507
91 to 180 days	**48,611**	54,953
181 to 365 days	**24,922**	17,236
Over 365 days	**-**	623
Total trade receivables	**172,007**	191,319
Prepayments and deposits	**35,171**	17,672
	207,178	208,991

9. Trade payables, other creditors and accrued expenses

The aged analysis of trade payables at the reporting date is as follows:

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
0 to 90 days	**180,051**	152,606
91 to 120 days	**3,069**	7,755
Total trade payables	**183,120**	160,361
Other creditors and accrued expenses	**25,952**	3,773
	209,072	164,134

10. Bank overdrafts and short-term bank borrowings

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Bank overdrafts	**126**	94
Short-term bank borrowings, secured	**155,481**	90,792
	155,607	90,886

11. Share capital

There were no movements in the authorized and issued share capital of the Company during the six months ended 30 June 2002.

12. Pledge of assets

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. The aggregate amount of relevant assets pledged at the respective balance sheet dates is as follows:

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Assets pledged	**174,793**	152,443

In addition, the Group's bank deposits at the balance sheet date pledged to bankers to secure certain banking facilities are as follows:

	30 June 2002 (Unaudited) HK$'000	31 December 2001 (Audited) HK$'000
Bank deposits pledged	**64,475**	59,803

13. Contingent liabilities

The Group had no contingent liabilities at the balance sheet date.

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Group Performance and Operations

For the six months ended 30 June 2002, the Group's unaudited turnover amounted to HK$788 million (2001: HK$581 million) representing an increase of 36% over the same period last year. Gross profit was HK$59 million (2001: HK$55 million) representing an increase of 7% over the same period last year. Net profit attributable to shareholders amounted to HK$34.7 million (2001: HK$34.6 million) which was maintained at the same level as last year.

During the period under review, the growth in demand for IT products was quite stable in the PRC despite the global economic downturn but the overall profit margin of the industry had reduced compared to last year. Management of the Group had managed to strengthen its strategies to diversify product lines and captured more market share to compensate the reduction in profit margin. At the beginning of 2002, the Group obtained from Intel the distribution right to sell tray central processing units ('CPUs') in both Hong Kong and the PRC in addition to boxed CPUs. Tray CPUs were mainly sold to regional PC manufacturers and had made significant contribution to the Group's business in the six months under review.

Prospects

As PRC enters into the WTO and more foreign investors move their manufacturing bases (including IT related industries) into China, we expect that demand for IT components will continue to grow at a fast pace. To capture this market opportunity, the Group will continue to search for potential suppliers to expand its product lines into distribution of other IT components such as chipsets, server boards and motherboards etc. The Group now also carries new IT related products such as wireless LANs, switches, build to order notebook computers to broaden the target market.

The Group has a strong presence in the major PRC cities and is now seeking potential investment opportunity in the second and third tier cities to expand and strengthen its distribution and logistics network in the PRC. Also under negotiation is the setting up of branches in other developing countries in Asia for development of distribution network of IT products.

Liquidity and Financial Resources

Net current assets of the Group amounted to approximately HK$362 million as at 30 June 2002 (2001: HK$360 million). Included in current assets were pledged bank deposits and cash and bank balances of HK$176 million (2001: HK$167 million). Bank overdrafts and short-term bank borrowings as at 30 June 2002 amounted to HK$156 million (2001: HK$91 million).

The gearing ratio of the Group, as calculated by dividing the total interest bearing debts by the net asset value of the Group, is 0.43:1 as at 30 June 2002 (2001: 0.25:1). The increase in bank borrowings was applied to finance the purchase of inventory to meet the rising sales volume.

The current ratio of the Group, calculated by dividing the total current asset value by the total current liability value as at 30 June 2002 was 2.0 (2001: 2.3) and is maintained at a healthy level.

Transactions of the Group are mainly denominated either in Hong Kong or United States dollars. The risk of exposure to fluctuations in exchange rates is therefore low.

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. In addition, certain of the Group's bank deposits were pledged to its bankers to secure certain banking facilities granted to the Group.

Use of Net Proceeds from Initial Public Offering

The proceeds from the initial public offering after netting off related expenses, were approximately HK$179 million. As at 30 June 2002, approximately HK$70 million of the net proceeds had been applied by the Group as general working capital. The remaining net proceeds were placed as fixed deposits with well-known banks in Hong Kong. The balance of the proceeds will be used for the Group's expansion of distribution and logistics network in the PRC and other developing countries in Asia and also for strengthening its technical support capabilities for business expansion as described in the prospectus.

Employees

As at 30 June 2002, the Group had about 70 full time employees in both Hong Kong and the PRC. The employees are remunerated based on individual's performance, professional experiences and prevailing industry practices. Apart from the basic remuneration, discretionary bonus and share option may be granted to eligible employees by reference to the Group's performance as well as individual's performance. Other benefits include medical and retirement schemes. The Group has also a share option scheme available for executive directors and employees but no options had been granted under the scheme during the period.

PURCHASE, SALE OR REDEMPTION OF THE LISTED SECURITIES OF THE COMPANY

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the six months ended 30 June 2002.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2002, the interests of the directors and chief executives and their associates in the securities of the Company and its associated corporations ("securities" and "associated corporations" as defined in the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register maintained by the Company pursuant to Section 29 of the SDI Ordinance were as follows:

	Number of ordinary shares beneficially held				
Name	Personal interests	Family interests	Corporate interests	Other interests	Total no. of shares
Mr. Yu Pen Hung	–	–	1,200,000,000 (note)	–	1,200,000,000

Note: These shares are held by E-Career Investments Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Yu Pen Hung.

In addition to the above, a director held interests in the non-voting deferred shares of a wholly-owned subsidiary of the Company as at 30 June 2002 as follows:

Name of subsidiary	Name of director	Number of non-voting deferred shares held
Artel Industries Limited	Mr. Yu Pen Hung	6,400,000 shares of HK$1 each

Other than as disclosed above and certain nominee shares in subsidiaries held by the directors in trust for the Group, none of the directors or chief executives, or their associates, had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance were recorded in the register as at 30 June 2002 maintained under Section 29 of the SDI Ordinance.

At no time during the period was the Company, its holding company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities (including debentures) of the Company or any other body corporate and none of the directors, or their spouses or children under the age of 18, had any rights to subscribe for securities of the Company, or had exercised any such rights.

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that the Company had been notified of the following interests which represented 10% or more of the Company's issued share capital:

Name	Number of shares	Approximate percentage of holding
E-Career Investments Limited (note)	1,200,000,000	75%
Mr. Yu Pen Hung (note)	1,200,000,000	75%

Note: The entire issued share capital of E-Career Investments Limited is beneficially owned by Mr. Yu Pen Hung. Therefore both E-Career Investments Limited and Mr. Yu Pen Hung are deemed to have the duplicate interests in the share capital of the Company by virtue of Section 8 of the SDI Ordinance.

Save as disclosed above, the register of shareholders maintained by the Company pursuant to Section 16(1) of the SDI Ordinance disclosed no person as having an interest of 10% or more in the issued share capital of the Company as at 30 June 2002.

AUDIT COMMITTEE

The Audit Committee had reviewed with management and the external auditors the accounting principles and practices adopted by the Group and discussed financial reporting matters including the review of the unaudited interim financial statements.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company had complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules during the six months ended 30 June 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 7 October 2002 to 9 October 2002, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates, must be lodged with the Company's Branch Registrar in Hong Kong, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 4 October 2002 in order to qualify for the interim dividend. The interim dividend will be paid on or about 28 October 2002.

By Order of the Board
Yu Pen Hung
Chairman

Hong Kong, 19 September 2002

附註： E-Career Investments Limited之已發行股本全由游本宏先生實益擁有。因此，根據披露權益條例第8部份，E-Career Investments Limited及游本宏先生均被視為於本公司股本中擁有重複權益。

除上文所披露者外，於二零零二年六月三十日，按照根據披露權益條例第16(1)條設立之股東名冊所示，並無任何人士擁有本公司已發行股本10%或以上之權益。

審核委員會

審核委員會已與管理層及外聘核數師審閱本集團所採用之會計準則及慣例，並討論財務滙報事宜，包括審閱未經審核中期財務報表。

最佳應用守則

董事認為，本公司於截至二零零二年六月三十日止六個月期內一直遵守上市規則附錄14所載之最佳應用守則。

暫停股東登記

本公司將於二零零二年十月七日至二零零二年十月九日(包括首尾兩日)暫停股東登記。於上述時間內，不會進行任何股份過戶。所有過戶文件連同相關的股票必須不遲於二零零二年十月四日下午四時正前交回本公司之股份過戶登記處香港分處標準證券登記有限公司，地址為香港中環干諾道中111號永安中心5樓，方合資格收取中期股息。中期股息將於二零零二年十月二十八日或前後派發。

承董事會命
游本宏
主席

香港，二零零二年九月十九日

除上文所述者外，以下董事於二零零二年六月三十日持有本公司全資附屬公司之無投票權遞延股份之權益如下：

附屬公司名稱	**董事名稱**	**持有無投票權遞延股份之股數**
宏恩國際有限公司	游本宏先生	6,400,000股每股面值1港元之股份

除上述所披露者及董事以信託方式為本集團於附屬公司持有之若干代理人股份外，於二零零二年六月三十日按照根據披露權益條例第29條保存之股東名冊之記錄所示，各董事及行政總裁及彼等之聯繫人士，概無於本公司或其任何聯繫公司(定義見披露權益條例)之證券中擁有任何個人、家族、公司或其他權益。

本公司、其控股公司或其任何附屬公司於期內之任何時間概無訂立任何安排，令本公司董事以收購本公司或任何其他法人團體之股份或債務證券(包括債券)之方式而獲益，而董事或彼等之配偶或十八歲以下之子女概無認購本公司證券之權利或已行使有關權利。

主要股東

於二零零二年六月三十日，按照根據披露權益條例第16(1)條設立之主要股東名冊所示，本公司獲悉持有本公司已發行股份10%或以上權益之股東如下：

名稱	**股份數目**	**持有之大約百分比**
E-Career Investments Limited(附註)	1,200,000,000	75%
游本宏先生(附註)	1,200,000,000	75%

僱員

於二零零二年六月三十日，本集團在香港和中國約有70名全職僱員。本集團主要按個人表現及專業經驗以及業內現行慣例釐定僱員薪酬。除基本薪酬外，本集團參照其業績及個人表現給予合資格僱員酌情花紅及購股權。其他福利包括醫療及退休計劃。本集團亦為執行董事及僱員設有購股權計劃，惟期內並無根據該計劃授出任何購股權。

購買、出售或贖回本公司上市證券

於截至二零零二年六月三十日止六個月內，本公司或其附屬公司概無買賣或贖回本公司任何上市證券。

董事之證券權益

於二零零二年六月三十日按照本公司依據香港證券(披露權益)條例(「披露權益條例」)第29條所設存名冊之記錄，董事及行政總裁及彼等之聯繫人士擁有本公司或其聯繫公司之證券權益(「證券」及「聯繫公司」定義見披露權益條例)如下：

	實益持有之普通股數目				
名稱	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**股份總數**
游本宏先生	–	–	1,200,000,000 (附註)	–	1,200,000,000

附註： 上述股份由E-Career Investments Limited(一間於英屬處女群島註冊成立並由游本宏先生全資擁有之公司)持有。

流動資金及財務資源

於二零零二年六月三十日，本集團之流動資產淨值約為362,000,000港元(二零零一年：360,000,000港元)。流動資產包括已抵押銀行存款以及現金及銀行結餘176,000,000港元(二零零一年：167,000,000港元)。於二零零二年六月三十日，銀行透支及短期銀行貸款為156,000,000港元(二零零一年：91,000,000港元)。

本集團於二零零二年六月三十日之資產負債比率(按總附息債項除以本集團資產淨值計算)為0.43:1(二零零一年：0.25:1)。銀行貸款增加主要作為購買存貨之融資，以應付正在上升之銷售量。

本集團於二零零二年六月三十日之流動比率(按流動資產總值除以流動負債總值計算)為2.0(二零零一年：2.3)，並維持於穩健水平。

本集團之交易主要以港元或美元計算。因此滙率波動之風險較低。

根據本集團與一間主要供應商所訂立分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益(包括應收賬款)之抵押權益，作為本集團欠負之任何到期欠款之抵押。此外，本集團若干銀行存款已抵押予銀行，作為其授予本集團之若干銀行信貸之擔保。

首次公開招股所得款項淨額用途

首次公開招股所得款項經扣除相關開支後約為179,000,000港元。截至二零零二年六月三十日，所得款項淨額中約70,000,000港元已用作本集團之營運資金，餘下之淨額存放於香港之知名銀行作定期存款。所得款項餘額將用以擴大本集團在中國及亞洲其他發展中國家之分銷及物流網絡，並如售股章程所述鞏固本集團之技術支援能力以助拓展業務。

管理層討論及分析

集團業績及營運回顧

截至二零零二年六月三十日止六個月，本集團之未經審核營業額達788,000,000港元（二零零一年：581,000,000港元），較去年同期增加36%。毛利為59,000,000港元（二零零一年：55,000,000港元），較去年同期增加7%。股東應佔溢利達34,700,000港元（二零零一年：34,600,000港元），維持去年同期之相若水平。

於回顧期內，縱使全球經濟不景，中國在資訊科技產品方面之需求增長仍然相當平穩，惟行業之整體利潤率較去年減少。本集團之管理層成功改善其策略，使產品多元化及增加市場佔有率，以彌補利潤率下降。於二零零二年年初，除盒裝中央處理器外，本集團更取得英特爾在中港兩地工業包裝中央處理器（「工業包裝CPU」）之分銷權。工業包裝CPU主要售予區內之個人電腦製造商，並於回顧之六個月內為本集團之業務帶來重大貢獻。

展望

隨着中國加入世貿，更多外國投資者（包括資訊科技相關行業）將生產基地遷往國內，我們預計資訊科技組件之需求將會持續迅速增長。為爭取由此帶來之市場機會，本集團將會繼續物色優質供應商，從而將產品擴大到經銷晶片組、伺服器主板及主機板等其他資訊科技組件。本集團現亦從事無線區域網、交換機及訂製筆記本型電腦等有關資訊科技的新產品，從而拓寬目標市場。

本集團在中國主要城市均有穩固之立足點，現正物色第二及第三級城市之投資機會，以擴大及鞏固其在中國之分銷及物流網絡。此外，亦正洽談在亞洲其他發展中國家設立分部，藉此拓展資訊科技產品銷售網。

11. 股本

截至二零零二年六月三十日止六個月期內，本公司之法定及已發行股本並無任何變動。

12. 資產抵押

根據本集團與一間主要供應商所訂立分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益(包括應收賬款)之抵押權益，作為本集團欠負之任何到期欠款之抵押。於有關結算日，相關已抵押資產總額如下：

	於二零零二年六月三十日 (未經審核) 千港元	於二零零一年十二月三十一日 (經審核) 千港元
已抵押資產	**174,793**	152,443

此外，本集團於結算日之銀行存款已抵押予銀行以取得若干銀行信貸，詳情如下：

	於二零零二年六月三十日 (未經審核) 千港元	於二零零一年十二月三十一日 (經審核) 千港元
已抵押銀行存款	**64,475**	59,803

13. 或然負債

於結算日，本集團並無任何或然負債。

8. 應收貿易賬款、預付款項及按金

本集團之信貸期由30日至365日不等。應收貿易賬款於報告日期之賬齡分析如下：

	於二零零二年六月三十日（未經審核）千港元	於二零零一年十二月三十一日（經審核）千港元
零至90日	98,474	118,507
91日至180日	48,611	54,953
181日至365日	24,922	17,236
365日以上	–	623
應收貿易賬款總額	172,007	191,319
預付款項及按金	35,171	17,672
	207,178	208,991

9. 應付貿易賬款、其他應付款項及應計費用

應付貿易賬款於報告日期之賬齡分析如下：

	於二零零二年六月三十日（未經審核）千港元	於二零零一年十二月三十一日（經審核）千港元
零至90日	180,051	152,606
91日至120日	3,069	7,755
應付貿易賬款總額	183,120	160,361
其他應付款項及應計費用	25,952	3,773
	209,072	164,134

10. 銀行透支及短期銀行借貸

	於二零零二年六月三十日（未經審核）千港元	於二零零一年十二月三十一日（經審核）千港元
銀行透支	126	94
短期銀行借貸，已抵押	155,481	90,792
	155,607	90,886

3. 經營溢利

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	千港元
經營溢利已扣除：		
機器及設備折舊	**349**	118

4. 稅項

稅項支出為期內本公司及其附屬公司就香港利得稅之撥備。香港利得稅乃按期內估計應課稅溢利之16%(二零零一年：16%)計算。

由於中國附屬公司期內產生虧損，因此期內並無就本公司之中國附屬公司作出中國所得稅撥備。

由於金額並不顯著，故並無於財務報表中確認遞延稅項撥備。

5. 股息

於二零零二年五月三十日，經批准後向股東派發二零零一年末期股息每股0.02港元。附屬公司宏恩國際有限公司於集團為籌備本公司股份在香港聯合交易所有限公司主板上市而於二零零一年八月二十九日進行重組之前宣派60,000,000港元中期股息予其當時之股東。

董事建議向二零零二年十月四日名列本公司股東名冊之股東派發每股0.007港元之中期股息(二零零一年：無)。

6. 每股盈利

期內每股盈利之計算方法乃按期內溢利34,703,000港元(二零零一年：34,602,000港元)及假設集團重組已於二零零一年一月一日完成之情況下，期內已發行股份1,600,000,000股(二零零一年：1,280,000,000股)計算。

7. 機器及設備

期內本集團購置約682,000港元之機器及設備，並出售賬面淨值合計約10,000港元之機器及設備。

截至二零零一年六月三十日止六個月：

	分銷電腦組件及資訊科技產品（未經審核）千港元	提供綜合電子啟動方案（未經審核）千港元	綜合總計（未經審核）千港元
營業額			
對外銷售	548,129	33,337	581,466
分類業績	35,771	6,054	41,825
利息收入			2,418
未分配公司開支			(35)
經營溢利			44,208
財務費用			(3,406)
除税前溢利			40,802
税項			(6,200)
股東應佔溢利			34,602

(b) 地區分類

	截至六月三十日止六個月	
	二零零二年（未經審核）千港元	二零零一年（未經審核）千港元
按地區市場劃分之營業額：		
中華人民共和國（「中國」）	**151,153**	86,089
香港	**636,625**	495,377
	787,778	581,466
按地區市場劃分之毛利貢獻：		
中國	**18,559**	18,168
香港	**40,626**	36,654
	59,185	54,822

簡明中期賬目附註

1. 編製基準及會計政策

本簡明財務報表乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16之適用披露規定及香港會計師公會所頒佈之會計實務準則(「會計實務準則」)第25號「中期財務報告」編製。

本簡明財務報表乃按歷史成本基準編製。所採用之會計政策乃與本集團編製截至二零零一年十二月三十一日止年度全年財務報表所依循者一致,惟於本期間內,本集團首次採用以下全新及經修訂之會計實務準則:

會計實務準則1(經修訂)	財務報表之呈列
會計實務準則11(經修訂)	外幣換算
會計實務準則15(經修訂)	現金流量表
會計實務準則34	僱員福利

採用此等會計實務準則改變了呈列現金流量表及權益變動表之方式,惟對本會計期或過往會計期之業績並無重大影響,因而無須對過往期間作出調整。

2. 分類資料

(a) 業務分類

截至二零零二年六月三十日止六個月:

	分銷電腦組件及資訊科技產品(未經審核)千港元	提供綜合電子啟動方案(未經審核)千港元	綜合總計(未經審核)千港元
營業額			
對外銷售	**759,357**	**28,421**	**787,778**
分類業績	**36,315**	**6,961**	**43,276**
利息收入			**1,567**
未分配公司開支			**(1,157)**
經營溢利			**43,686**
財務費用			**(2,983)**
除稅前溢利			**40,703**
稅項			**(6,000)**
股東應佔溢利			**34,703**

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	千港元	千港元
用於經營業務現金淨額	**(55,740)**	(23,757)
用於投資活動現金淨額	**(5,340)**	(39,576)
融資活動之現金流量淨額	**64,689**	46,722
現金及現金等值項目增加(減少)淨額	**3,609**	(16,611)
期初現金及現金等值項目	**107,406**	39,250
期終現金及現金等值項目	**111,015**	22,639
現金及現金等值項目結存分析		
銀行結餘及現金	**111,141**	22,639
銀行透支	**(126)**	–
	111,015	22,639

簡明綜合權益變動表

	股本 千港元	股份溢價 千港元	特別儲備 千港元	累計溢利 千港元	總計 千港元
於二零零一年一月一日	–	–	–	114,141	114,141
期內溢利	–	–	–	34,602	34,602
已付股息	–	–	–	(60,000)	(60,000)
於二零零一年六月三十日	–	–	–	88,743	88,743
根據集團重組	–	–	9,370	–	9,370
發行股份	3,400	188,800	–	–	192,200
股份資本化發行	12,600	(12,600)	–	–	–
發行股份之相關費用	–	(10,643)	–	–	(10,643)
期內溢利	–	–	–	82,678	82,678
於二零零一年十二月三十一日	16,000	165,557	9,370	171,421	362,348
已付二零零一年末期股息	–	(32,000)	–	–	(32,000)
期內溢利	–	–	–	34,703	34,703
於二零零二年六月三十日	**16,000**	**133,557**	**9,370**	**206,124**	**365,051**

簡明綜合資產負債表

	附註	二零零二年六月三十日（未經審核）千港元	二零零一年十二月三十一日（經審核）千港元
非流動資產			
機器及設備	7	**2,674**	2,355
流動資產			
存貨		**360,556**	252,584
應收貿易賬款、預付款項及按金	8	**207,178**	208,991
已抵押銀行存款		**64,475**	59,803
銀行結存及現金		**111,141**	107,500
		743,350	628,878
流動負債			
應付貿易賬款、其他應付款項及應計費用	9	**209,072**	164,134
税項負債		**16,294**	13,865
銀行透支及短期銀行借貸	10	**155,607**	90,886
		380,973	268,885
流動資產淨額		**362,377**	359,993
總資產淨值		**365,051**	362,348
股本及儲備			
股本	11	**16,000**	16,000
儲備		**349,051**	346,348
股東資金		**365,051**	362,348

宏通集團控股有限公司(「本公司」)董事會欣然公佈本公司及其附屬公司(「本集團」)截至二零零二年六月三十日止六個月(「該期間」)未經審核之綜合中期業績。本業績已經由本集團核數師德勤•關黃陳方會計師行及本公司審核委員會審閱。

簡明綜合損益表

		截至六月三十日止六個月	
		二零零二年	二零零一年
		(未經審核)	(未經審核)
	附註	**千港元**	千港元
營業額	2	**787,778**	581,466
銷售成本		**(728,593)**	(526,644)
毛利		**59,185**	54,822
其他收益		**2,926**	3,022
分銷成本		**(4,180)**	(2,968)
行政開支		**(14,245)**	(10,668)
經營溢利	3	**43,686**	44,208
財務費用		**(2,983)**	(3,406)
除稅前溢利		**40,703**	40,802
稅項	4	**(6,000)**	(6,200)
期內溢利		**34,703**	34,602
股息	5	**32,000**	60,000
每股盈利(港仙)-基本	6	**2.2**	2.7

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司

(於開曼群島註冊成立之有限公司)



中期報告

2002

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)



Placing and Public Offer

Global Co-ordinator and Sponsor

Core Pacific - Yamaichi Capital Limited

Lead Manager

Core Pacific - Yamaichi International (H.K.) Limited

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

IMPORTANT

If you are in any doubt about this prospectus, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

宏通集團控股有限公司*

(Incorporated in the Cayman Islands with limited liability)

NEW ISSUE AND OFFER FOR SALE BY WAY OF PLACING AND PUBLIC OFFER

Number of Placing Shares	:	**360,000,000 Shares (subject to the Over-allocation Option and reallocation) comprising 280,000,000 new Shares and 80,000,000 Sale Shares**
Number of Public Offer Shares	:	**40,000,000 new Shares (subject to reallocation)**
Offer Price	:	**HK$0.60 per Share**
Nominal value	:	**HK$0.01 each**
Stock code	:	**931**

Global Co-ordinator and Sponsor

Core Pacific-Yamaichi Capital Limited

Lead Manager

Core Pacific-Yamaichi International (H.K.) Limited

Co-Managers

Celestial Capital Limited
Nomura International (Hong Kong) Limited
Tai Fook Securities Company Limited
GC Capital (Asia) Limited
Phoenix Capital Securities Limited
YF Securities Company Limited

A copy of this prospectus, having attached thereto the documents specified in the section headed "Documents delivered to the Registrar of Companies" in Appendix VI to this prospectus, has been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance. The Securities and Futures Commission and the Registrar of Companies in Hong Kong take no responsibility as to the contents of this prospectus or any other document referred to above.

Prior to making an investment decision, prospective investors should carefully consider all of the information set out in this prospectus, including the risk factors set out in the section headed "Risk factors" of this prospectus.

12 October 2001

* *For identification purposes only*

	2001 (*Note 3*)
Latest time for lodging **PINK** Application Forms	4:00 p.m. on Tuesday, 16 October
Latest time for lodging **WHITE** and **YELLOW** Application Forms	12:00 noon on Wednesday, 17 October
Application lists open (*Note 1*)	11:45 a.m. on Wednesday, 17 October
Application lists close (*Note 1*)	12:00 noon on Wednesday, 17 October
Announcement of the level of indication of interest in the Placing, results of applications and basis of allocation of the Public Offer Shares to be published in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese) on or before	Friday, 19 October
Despatch of share certificates and refund cheques in respect of wholly or partially unsuccessful applications to be posted on or before (*Note 2*)	Monday, 22 October
Dealings in Shares on the Stock Exchange to commence on	Wednesday, 24 October

Notes:

1. If there is a black rainstorm warning or a tropical cyclone warning signal number 8 or above in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Wednesday, 17 October 2001, the application lists will not open and close on that day. See the paragraph headed "Effect of bad weather on the opening of the application lists" under the section headed "How to apply for the Public Offer Shares" of this prospectus.

2. Applicants who apply on **WHITE** Application Forms for 500,000 Public Offer Shares or more may collect their share certificates and refund cheques (if any) personally. In order to do so, the applicant must tick the appropriate box on the **WHITE** Application Form and provide the particulars specified in the **WHITE** Application Forms. These applicants may collect their share certificates and refund cheques (if any) from the Company's branch share registrar in Hong Kong, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong between 9:00 a.m. and 1:00 p.m. on Monday, 22 October 2001. Identification and authorisation documents (if applicable) acceptable to Standard Registrars Limited must be produced at the time of collection.

   Applicants who apply on **YELLOW** Application Forms for 500,000 Public Offer Shares or more may collect their refund cheques (if any) personally but may not elect to collect their share certificates, which will be deposited into CCASS for credit to their designated CCASS participants' stock accounts or investor participant stock accounts, as appropriate. The procedure for collection of refund cheques for applicants who apply on **YELLOW** Application Forms is the same as those for applicants who apply on **WHITE** Application Forms.

Uncollected refund cheques and/or share certificates will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Forms promptly after the expiry of the time for their collection. Please refer to the paragraph headed "Collection/posting of share certificate(s)/refund cheque(s) and deposit of share certificate(s) into CCASS" in the section headed "How to apply for the Public Offer Shares" of this prospectus for further details.

For applications made on **PINK** Application Forms, share certificates and refund cheques (if applications are revoked or wholly or partially unsuccessful) will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Forms on or before Monday, 22 October 2001.

No temporary document of title will be issued.

3. All times refer to Hong Kong local time.

For details of the structure of the Share Offer, including its conditions, see the section headed "Structure of the Share Offer" of this prospectus.

CONTENTS

You should rely only on the information contained in this prospectus and the Application Forms to make your investment decision.

The Company has not authorised anyone to provide you with information that is different from what is contained in this prospectus.

Any information or representation not made nor contained in this prospectus and the related Application Forms must not be relied on by you as having been authorised by the Company, the Sponsor, the Underwriters, any of their respective directors, or any other persons involved in the Share Offer.

CONTENTS

Page

CONTENTS

Page

GENERAL OVERVIEW OF THE GROUP

The Group is one of the leading distributors of computer components, mainly boxed CPUs, in Hong Kong and the PRC. The Group is also engaged in the distribution of IT products such as networking products and servers, and the provision of integrated e-enabling solutions in Hong Kong and the PRC. The Group is one of the principal authorised distributors of Intel to distribute Intel's products including boxed CPUs, boxed motherboards and networking products in the PRC and Hong Kong. Headquartered in Hong Kong, the Group has direct access to over 700 non-exclusive Hong Kong based GIDs. The Group also has nine exclusive PRC sub-distributors, covering 17 major cities in the PRC to access over 5,000 non-exclusive GIDs, 700 VARs, and corporate customers across the PRC. With the successful development of the Group's distribution business, the Group has extended its business focus to the provision of e-enabling solutions and technical support services to its customers. Utilising reliable network infrastructures and software applications provided by renowned hardware and software developers, the Directors believe that the Group is able to provide advanced and cost effective e-enabling solutions to enterprises and organisations. With the principal strengths of the Group, the Directors believe that the Group is able to maintain its market leadership and competitiveness in its distribution business and to compete in the e-enabling solutions markets in Hong Kong and the PRC.

The Group's business can be categorised as follows:

- Distribution of computer components and IT products – the distribution of boxed CPUs, boxed motherboards, networking products, and other computer peripherals to customers in Hong Kong and the PRC

- Provision of e-enabling solutions and technical support services – the provision of the EBNI Solution and the ASEP Solution to customers in Hong Kong and the PRC

As at the Latest Practicable Date, Intel has ten and five authorised distributors in Hong Kong and the PRC respectively, each of which has equal access to the GIDs and VARs in their respective distribution regions, and the Group is one of the authorised distributors of Intel both in Hong Kong and the PRC. The Group was established in 1995 by its founder and chairman, Mr. Yu, in Hong Kong for trading of computer components. Artel Industries, a member of the Group, was appointed to be one of the authorised distributors of Intel in the PRC in August 1997. Again in 1999, Intel appointed Artel Industries as one of its authorised distributors to distribute Intel's products including boxed CPUs, boxed motherboards and networking products in the PRC and Hong Kong. The distribution agreement of Intel is renewable on 1 January each year and will be automatically renewed annually unless either party notifies the other at least 30 days prior to the renewal date. No formal correspondence or meeting will be necessary before such annual renewal. Over the course of its business development, the Group has become one of the leading distributors of computer components, mainly boxed CPUs, in Hong Kong and the PRC and extended its distribution line to IT products, such as networking products and servers. The Directors believe that such diversification of product range enables the Group to increase its sales and expand its customer base. Since the Group has become an authorised distributor of Intel in 1997, it has been conferred with the following awards and recognitions by Intel:

- "Number One Distributor" award in 1999 – for the Group's achievement in being the number one distributor, in terms of unit volume and dollar value, of Intel's networking interface cards and boxed motherboards in the Asia Pacific region;

- "One of the Largest Distributors" recognition in 2000 and the first and second quarters of 2001 – for the Group's achievement in being the top distributor, in terms of unit volume and dollar value, of Intel's boxed CPUs in the Asia Pacific region; and

- "Best Project Support Team" award in 2000 – for the Group's achievement in providing networking solutions to Internet data centres in the Asia Pacific region.

During the Track Record Period, the Group's distribution business experienced continuing growth in turnover as well as profit. The following table provides the breakdown of the Group's turnover and gross profit of each of its business activities during the Track Record Period:

	Year ended 31 December						Three months ended 31 March 2001	
	1998		1999		2000			
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Turnover								
Distribution of computer components and IT products	558,236	96.2	713,789	95.1	882,590	90.2	291,613	94.7
Provision of e-enabling solutions	21,861	3.8	36,643	4.9	96,077	9.8	16,217	5.3
Total	580,097	100	750,432	100	978,667	100	307,830	100
Gross Profit								
Distribution of computer components and IT products	15,978	100	26,836	80.2	90,961	80.2	28,492	81.8
Provision of e-enabling solutions	(480)	–	6,642	19.8	22,502	19.8	6,324	18.2
Total	15,498	100	33,478	100	113,463	100	34,816	100

The Directors believe that one of the principal strengths of the Group is its extensive distribution network, with access to thousands of GIDs, Internet data centres and corporate customers across the PRC and Hong Kong. This distribution network is established by the Group through its distribution business over the course of development, starting from the inauguration of its distribution business in Hong Kong in 1995, which allowed the Group to approach hundreds of non-exclusive Hong Kong based GIDs; and the Group's expansion into the PRC market whereby the Group developed a sub-distribution network, currently consisting of nine exclusive PRC sub-distributors, covering 17 major cities in the PRC through which the Group has access to over 5,000 non-exclusive GIDs, 700 VARs and corporate customers in the PRC. In addition, the solid customer base of the Group has assisted the Group to extend its business to the provision of e-enabling solutions. The e-enabling solutions of the Group mainly consist of two application solutions; namely, the EBNI Solution, which

aims at providing a hardware based total solution to target customers such as Internet data centres, government organisations and commercial enterprises, and the ASEP Solution, which aims at providing a software based total e-Business application solution to the Group's corporate customers.

The Directors believe that the success of the Group is also attributed to its synergic relationship with renowned hardware and software developers. In addition to the support of Intel, the Group has lined up with various multi-national hardware and software developers, such as F5 Networks, HP and NetScreen, to focus on the provision of e-enabling solutions technology. The key business objective of the Group is to become one of the leading value-added distributors of computer components, IT and networking products and a major e-enabling solutions provider in the PRC and Hong Kong.

STRENGTHS OF THE GROUP

The Group has a solid track record in the distribution of computer components, IT and networking products and has successfully developed effective distribution networks and strong client connections. The Directors anticipate that the market in e-enabling solutions and related technical consulting services, especially in the PRC, will continue to grow in the future. The established business relationship with Intel, one of the world's leading semi-conductor manufacturers and various renowned hardware and software developers, will facilitate the Group's development of its total solution capability in the growing Internet and e-Business market. The Directors consider that the Group's principal strengths are as follows:

Market responsiveness, strategy and vision

The Directors are aware that the main competitions of the Group derive from the other authorised distributors of Intel in Hong Kong and the PRC, which offer similar lines of Intel's products and with equal access to the GIDs and VARs. The Directors believe that the Group can prevail or maintain its market position due to its quick responsiveness to the changes in the demands of customers. In realising the market potential for network technology and e-Business, the Group has been offering networking products and the EBNI Solution since 1998, which recorded significant increase in turnover and greatly lifted the Group's overall gross profit margin during the Track Record Period. The Directors also believe that the Group's strategies of focusing on the distribution of Intel's products and providing value-added services to customers have assisted the Group to maintain its market position. The focus of distributing Intel's products has allowed the Group not only to establish a close working relationship with Intel but also to concentrate its marketing efforts on providing better services to its customers while minimising its marketing cost by leveraging on Intel's promotional effort and technical expertise. By providing value-added distribution services, such as support, training and consulting services, in addition to the established business relationships with the GIDs and VARs, the Directors believe that the Group is able to gain their recognitions and loyalties through the better understandings of their product and service requirements. Furthermore, the Group's vision of gradually shifting its development focus to the provision of e-enabling solutions by increasing investments in R&D and co-operations with renowned hardware and software developers and universities will allow the Group to diversify its product base and eventually reduce its reliance on Intel.

Effective distribution network and solid client base

Since the commencement of its distribution business in 1995, the Group has successfully developed a distribution and logistics network with access to over 700 non-exclusive GIDs in Hong Kong. The Group also has nine exclusive PRC sub-distributors to access over 5,000 non-exclusive GIDs, 700 VARs and corporate

customers all over the PRC. Such established market catchment will benefit the Group in identifying and locating the end users effectively. The Directors believe that the Group's extensive distribution network in the PRC and Hong Kong, with access to thousands of non-exclusive GIDs, Internet data centres and corporate customers, has not only generated a stable revenue source for the Group, but also placed the Group in a strong position to market its new products and e-enabling solutions in the future.

Established relationships with hardware and software developers

The Directors believe that the success of the Group can also be attributed to its established relationships with and support by various renowned hardware and software developers, especially Intel. The Directors believe that such established business relationships have enabled the Group to access to advanced technologies in the fast moving IT market.

The Directors believe that a competitive e-enabling solutions provider should be able to provide not only effective hardware based solutions but also customised software based solutions. The Group's continuous dedication in the development of business relationships with renowned hardware and software developers and SAPs enables it to provide effective and quality e-enabling solutions to its customers. In addition, the Directors believe that the formation of such co-operative relationships with renowned hardware and software developers, such as the support from Intel's solution centres by providing the Group with evaluation and optimisation services, will enhance the quality of the Group's e-enabling solutions.

R&D co-operations with universities

The Group's R&D co-operations with Hong Kong Polytechnic University in Hong Kong, Lanzhou University (蘭州大學) and China Technology University (中國科技大學) in the PRC since July 2001 will enable the Group to leverage on the R&D expertise of these universities for the enhancement of the development of its e-enabling solutions as well as the provision of technical support to the Group's SAPs.

Proven track record and market recognition

The Group's solid and proven track record in the distribution of Intel's products has gained market recognition for the Group. The Directors believe that such recognition will attract more renowned hardware and software developers aiming to utilise the Group's distribution network to market their products in the PRC market. The addition of more renowned hardware and software suppliers not only broadens the Group's user base but also assists the Group in launching new products which can be integrated as total solutions to satisfy different needs of customers.

Experienced and dedicated management team

The Group has an experienced and dedicated management team whose members are familiar with and have actively participated in the market development of the IT industry in the PRC and Hong Kong. The management team of the Group is able to maintain solid business relationships with Intel and the Group's other hardware and software developers, such as F5 Networks, HP and NetScreen, and is capable of formulating the overall strategies for the Group's future development.

TRADING RECORD

The following is a summary of the audited combined results of the Group for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 (extracted from the accountants' report, the text of which is set out in Appendix I to this prospectus). The summary is prepared on the basis as set out in section A of the accountants' report.

		Year ended 31 December			Three months ended 31 March
		1998	1999	2000	2001
	Notes	HK$'000	HK$'000	HK$'000	HK$'000
Turnover		580,097	750,432	978,667	307,830
Cost of sales		(564,599)	(716,954)	(865,204)	(273,014)
Gross profit		15,498	33,478	113,463	34,816
Other revenue	1	2,792	3,961	3,010	1,517
Distribution costs		(4,828)	(3,390)	(6,420)	(2,073)
Administrative expenses		(5,749)	(4,142)	(13,634)	(4,802)
Profit from operations		7,713	29,907	96,419	29,458
Finance costs		–	(22)	(588)	(954)
Profit before taxation		7,713	29,885	95,831	28,504
Taxation		(1,346)	(4,200)	(14,883)	(4,400)
Profit attributable to shareholders		6,367	25,685	80,948	24,104
Dividend	2	–	–	–	–
Earnings per Share	3	0.005	0.020	0.063	0.019

Notes:

1. Other revenue of the Group during the Track Record Period mainly comprised interests earned on bank deposits.

2. A special dividend of HK$60,000,000 was declared by Artel Industries in June 2001 and paid prior to the Share Offer to the sole shareholder of the Company, Mr. Yu, and such special dividend was paid out of the accumulated distributable profit of Artel Industries and was financed by internal resources. The payment of the aforesaid special dividend should not be used as a reference for the Company's dividend policy.

3. The calculation of earnings per Share is based on the profit attributable to shareholders during the Track Record Period and 1,280,000,000 Shares in issue and issuable, assuming the allotment and issue of the Shares under the Capitalisation Issue have been completed throughout the Track Record Period.

According to Rule 8.06 of the Listing Rules, the latest financial period reported on by the reporting accountants must not have ended more than six months before the date of the prospectus. The financial period reported on by the reporting accountants in the accountants' report is up to 31 March 2001 which is more than six months before the date of this prospectus. The Company has sought and obtained a waiver from the strict compliance with such a requirement from the Stock Exchange. The Directors confirm that they have performed sufficient due diligence on the Group to ensure that, save as disclosed herein, up to the date of issue of this prospectus, there has been no material adverse change in the financial

position of the Group since 31 March 2001, and there is no event which would materially affect the information shown in the accountants' report set out in Appendix I to this prospectus.

FORECAST FOR THE YEAR ENDING 31 DECEMBER 2001

Forecast combined profit after taxation but before extraordinary items of the Group *(Note 1)*	not less than HK$113 million
Forecast earnings per Share	
(a) pro forma fully diluted *(Note 2)*	HK$0.072
(b) weighted average *(Note 3)*	HK$0.084
Forecast final dividend per Share *(Note 4)*	HK$0.020

Notes:

1. The bases and assumptions on which the forecast combined profit after taxation but before extraordinary items has been prepared are set out in Appendix II to this prospectus. The Directors are not aware of any extraordinary items which have arisen or are likely to arise during the year ending 31 December 2001.

2. The calculation of the forecast earnings per Share on a pro forma fully diluted basis is based on the forecast combined profit after taxation but before extraordinary items of the Group for the year ending 31 December 2001, assuming that (i) the Company had been listed since 1 January 2001 and a total of 1,600,000,000 Shares had been in issue; and (ii) the interest income that would have been earned on the net proceeds of the New Issue of approximately HK$179,100,000 has been received from that date and assuming interest has been earned thereon at a rate of 1.0% per annum.

3. The calculation of the forecast earnings per Share on a weighted average basis is based on the forecast combined profit after taxation but before extraordinary items of the Group for the year ending 31 December 2001 and the weighted average number of 1,342,246,575 Shares expected to be in issue during the year, but takes no account of any Shares which may fall to be allotted and issued pursuant to the exercise of options that may be granted under Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or purchase of Shares referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 29 August 2001" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus.

4. The forecast final dividend per Share for the financial year ending 31 December 2001 is based on the forecast combined profit after taxation but before extraordinary items of the Group referred to above and has been arrived on the basis of 1,600,000,000 Shares in issue and to be issued as mentioned herein, but takes no account of any Shares which may be allotted and issued upon the exercise of any options which may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or purchase of Shares referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 29 August 2001" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus, and of information set out in the paragraph headed "Profit forecast, dividends and working capital" in the section headed "Financial information" of this prospectus.

SHARE OFFER STATISTICS

	Based on the Offer Price of HK$0.60 per Share
Market capitalisation *(Note 1)*	HK$960 million
Prospective price/earnings multiples	
(a) pro forma fully diluted *(Note 2)*	8.4 times
(b) weighted average *(Note 3)*	7.1 times
Pro forma dividend yield *(Note 4)*	9.6%
Adjusted net tangible asset value per Share *(Note 5)*	HK$0.21

Notes:

1. The calculation of market capitalisation of the Shares is based on the Offer Price of HK$0.60 per Share and 1,600,000,000 Shares in issue immediately after the Share Offer and the Capitalisation Issue but takes no account of any Shares which may fall to be allotted and issued pursuant to the exercise of options that may be granted under the Share Option Scheme or which may be allotted and issued or purchased by the Company pursuant to the general mandates for the allotment and issue or purchase of Shares referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 29 August 2001" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus or otherwise.

2. The prospective price/earnings multiple on a pro forma fully diluted basis is based on the forecast earnings per Share on a pro forma diluted basis of HK$0.072 for the year ending 31 December 2001 and on the Offer Price of HK$0.60 per Share.

3. The prospective price/earnings multiple on a weighted average basis is based on the forecast earnings per Share on a weighted average basis of HK$0.084 for the year ending 31 December 2001 and on the Offer Price of HK$0.60 per Share.

4. The pro forma dividend yield is based on the total dividends of HK$0.0575 per Share, including a forecast final dividend of HK$0.02 per Share which the Directors expect to be paid for the financial year ending 31 December 2001, assuming that the Company had been listed since 1 January 2001 and a total of 1,600,000,000 Shares had been in issue and is arrived at on the basis of the Offer Price and information set out in the paragraph headed "Profit forecast, dividends and working capital" in the section headed "Financial information" of this prospectus.

5. The adjusted net tangible asset value per Share has been arrived at after making the adjustments as stated in the paragraph headed "Adjusted net tangible assets" under the section headed "Financial information" of this prospectus and on the basis of a total of 1,600,000,000 Shares in issue immediately after the Share Offer and the Capitalisation Issue, but takes no account of any Shares which may fall to be allotted and issued pursuant to the exercise of options that may be granted under the Share Option Scheme or which may be allotted and issued or repurchased by the Company pursuant to the general mandates for the allotment and issue or repurchase of Shares referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 29 August 2001" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus or otherwise.

BUSINESS PLAN AND STRATEGY

The key business objective of the Group is to become one of the leading value-added distributors of computer components and IT products and a major e-enabling solutions provider in the Asia Pacific region. The Directors have developed the following business strategies to pursue this business objective:

Business Strategy

- ***Strengthen the Group's distribution network and marketing channel***

  Following the accession of the PRC into the WTO, the Group intends to develop and expand its distribution network by establishing a number of wholly-owned subsidiaries or acquiring capable and developed companies in major cities in the PRC. The Group will also explore the possibility of developing other overseas markets by negotiating the distributorship with existing and potential hardware and software providers in other developing countries in Asia such as Thailand, Vietnam, India and the Philippines. The Directors believe that the demand for computer components and networking equipment in the developing countries in Asia will have strong potential to grow. However, the Group presently has no concrete plans, nor any agreements have been entered into, in relation to such development.

- ***Better utilise developer support and collaboration***

Utilising on the Group's established distribution network and client base, the Group intends to enhance the collaboration with competent hardware and software developers to enhance the existing e-enabling solutions offered by the Group. With the economic development and gradual opening of the PRC market, the Directors anticipate that there will be an increasing number of overseas hardware and software developers striving to enter into the PRC market. These developers will look for strategic partnership with companies which have strong local sales network and solid track record in the distribution business.

- ***Enhance technical and R&D capability on e-enabling solutions and related consulting and training services***

The Directors believe that the demand for e-enabling solutions will increase significantly due to the development of e-Business in the PRC. As such, the Group will enhance its capability in the development and provision of e-enabling solutions and related consulting and training services. This can be achieved by joint development of research and training programmes with related developers and renowned universities in the PRC and Hong Kong. In fact, the Group has collaborated with Hong Kong Polytechnic University, Lanzhou University (蘭州大學) and China Technology University (中國科技大學) since July 2001 in the collaboration and development of e-enabling solutions.

- ***Develop corporate image and brand building***

The Directors have identified the corporate image of the Group as a total e-enabling solutions provider and a one-stop IT products distributor. The Directors also believe that the collaboration with premier hardware and software developers, such as arranging joint promotion and marketing activities, will assist the Group in establishing its corporate image and market recognition. The ASEP Solution provided by the Group is the first software-based e-Business solution integrated and distributed under the Group's own brand. The Group intends to establish "ASEP" as a recognised brand name of a world-class e-enabling solutions provider with quality services.

- ***Establish WEB-based supply chain management platform***

Utilising on the Group's established client base and supplier relationship, the Group intends to enhance its WEB-based supply chain management platform. The first stage of the development would allow the Group to take orders over the Internet by assigning a designated on-line account code to a number of GIDs, VARs and other customers of the Group. When this on-line order taking arrangement gains more traction with the relevant participants, the Group intends to develop other on-line functions to strengthen its internal ERP system and logistics management. Given these developments become satisfactory to the Group and the PRC's e-Business infrastructures for on-line transactions become mature, and subject to the obtaining of necessary regulatory approvals, the Group plans to offer on-line transactions to its existing and potential customers through its Internet platform. The Directors believe that such platform not only enables the customers to transact via the Internet but also allows the suppliers to manage their inventory effectively and efficiently. The Directors also believe that such platform will also facilitate a more efficient operation flow within the Group.

REASONS FOR THE SHARE OFFER AND THE USE OF PROCEEDS

The Directors believe that the net proceeds of the New Issue will assist the Group to successfully implement its proposed business strategies, which mainly include the strengthening of the Group's distribution network and marketing channel, the enhancement of its technical and R&D capabilities in offering advanced e-enabling solutions, as well as the development of corporate image and brand building of the Group.

The net proceeds of the New Issue, after deduction of related expenses to be borne by the Company in relation to the New Issue and based on the Offer Price of HK$0.60 per Share, are estimated to be approximately HK$179.1 million. The Company intends to apply the net proceeds as follows:

(a) approximately HK$50,000,000 for the expansion of distribution and logistics network in the PRC, the development of corporate image and brand building;

(b) approximately HK$30,000,000 for the collaboration with hardware and software developers and universities in Hong Kong and the PRC in setting up R&D alliances, training centres and facilities for the provision of technical support and after-sales services;

(c) approximately HK$20,000,000 for the enhancement of its capability in providing and integrating e-enabling solutions, the capability of software development and quality of related consulting services;

(d) approximately HK$10,000,000 for the development of distribution networks and setting up branches in other developing countries in Asia such as Thailand, Vietnam, India and the Philippines;

(e) approximately HK$10,000,000 for the development cost of a WEB-based supply chain management platform; and

(f) the balance of approximately HK$59,100,000 as general working capital of the Group.

In the event that the net proceeds of the New Issue are not immediately used for the above purposes, the Directors will place the net proceeds of the New Issue on short term deposits with licensed banks or financial institutions in Hong Kong.

RISK FACTORS

The Directors consider that the business of the Group is subject to a number of risk factors which can be categorised into (i) risks relating to the Group; (ii) risks relating to the industry; (iii) risks relating to the PRC; (iv) risk relating to Hong Kong and (v) risks relating to investment in the Shares, and are summarised as follows:

In this prospectus, unless the context otherwise requires, the following expressions shall have the following meanings:

"associates"	has the meaning ascribed thereto under the Listing Rules
"Application Form(s)"	pink application form(s), white application form(s) and yellow application form(s), or, where the context requires, any of them
"Artel BVI"	Artel International Holdings Limited, formerly known as Arcon Holdings Limited, a limited liability company incorporated in the BVI on 3 January 1995 for the purpose of investment holding and a wholly owned subsidiary of the Company. It adopted its current name on 26 July 2001
"Artel Industries"	Artel Industries Limited, formerly known as Arcon Industries Limited, a limited liability company incorporated in Hong Kong on 7 March 1996, principally engaged in the trading of computer components and networking equipment and provision of integrated e-enabling solutions, a wholly owned subsidiary of the Company. It adopted its current name on 30 July 2001
"Ariel Computer"	Ariel Computer Company Limited (泓磊實業股份有限公司), a limited liability company incorporated in Taiwan on 1 February 1989, principally engaged in the distribution of IT products and computer components in Taiwan, 44% of its equity interest is owned by Mr. Yu and with its remaining equity interest owned by various family members of Mr. Yu including his sisters and parents, and is managed by one of Mr. Yu's sisters
"Asia Pacific"	all countries in Asia bordering the Pacific Ocean but, for the purpose of this prospectus, excludes Japan
"BVI"	the British Virgin Islands
"Capitalisation Issue"	the issue of Shares to be made upon the capitalisaton of certain sums standing to the credit of the share premium account of the Company as referred to in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 29 August 2001" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"CCID"	the Centre of Computer and Microelectronic Industry Development and Research, a non-profit organisation administrated by the Ministry of Information Industry in the PRC that regularly publishes research reports regarding the PRC IT and Internet industries

"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company" or "Artel"	Artel Solutions Group Holdings Limited, formerly known as Arcon Group Holdings Limited, an investment holding company incorporated on 5 December 2000 in the Cayman Islands as an exempted company. It adopted its current name on 26 July 2001
"CPY" or "Sponsor"	Core Pacific-Yamaichi Capital Limited, an investment adviser and dealer registered under the Securities Ordinance
"CPY International" or "Lead Manager"	Core Pacific-Yamaichi International (H.K.) Limited, an investment adviser and dealer registered under the Securities Ordinance
"Director(s) or Board"	the director(s) of the Company
"E-Career" or "Vendor"	E-Career Investments Limited, the vendor of the Sale Shares and an investment holding company for holding the Shares on behalf of Mr. Yu, it was incorporated in the BVI on 6 July 2000 and is wholly owned by Mr. Yu with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, BVI
"Epicor"	Epicor Software Corporation, a limited liability company incorporated in the United States which is principally engaged in the development, distribution and licensing of e-Business software such as CRM and ERP systems and is an Independent Third Party, and where the context requires, its group of companies as a whole
"F5 Networks"	F5 Networks, Inc., a limited liability company incorporated in the United States which is principally engaged in the manufacturing and sale of networking products such as Internet traffic and content management systems, and is an Independent Third Party, and where the context requires, its group of companies as a whole
"GID(s)"	genuine Intel dealer(s), who are dealer(s) or reseller(s) authorised by Intel to sell Intel products to end users; GIDs mainly resell Intel's low-end networking products as well as boxed CPUs and boxed motherboards, and are Independent Third Party(ies)
"Greater China"	the PRC, Taiwan, Hong Kong and Macau
"Group"	the Company and its subsidiaries or, where the context so requires, in respect of the period before the Company became the holding company of its present subsidiaries, the present subsidiaries of the Company or some or any of them

"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the PRC
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited
"HP"	Hewlett-Packard Asia Pacific Limited, a company incorporated in Hong Kong, Shanghai Hewlett-Packard Co., Limited, a company incorporated in Shanghai, the PRC and Hewlett-Packard Trading (Shanghai) Co., Limited, a company incorporated in Shanghai, the PRC are hereby jointly referred to as HP, which are principally engaged in the manufacturing and distribution of personal computers, peripherals as well as the provision of IT services; HP is an Independent Third Party, and where the context requires, its group of companies as a whole
"IDC"	International Data Corporation, a company incorporated in the US which provides IT market research
"Independent Third Party(ies)"	the independent third party or parties who is/are not connected with the Group, any of the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or any of their respective associates
"Intel"	Intel Semiconductor Limited, a wholly owned subsidiary of Intel Corp. the shares of which are listed in the US and a limited liability company incorporated in the US which is principally engaged in the manufacturing and distribution of semi-conductor products such as CPUs, and other computer and networking products, and where the context requires, its group of companies as a whole; Intel is an Independent Third Party
"Latest Practicable Date" or "LPD"	8 October 2001, being the latest practicable date before the printing of this prospectus for the purpose of ascertaining certain information in this prospectus
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the PRC
"MBR"	MBR Limited, a limited liability company incorporated in Hong Kong which is principally engaged in the development and distribution of software, and is an Independent Third Party, and where the context requires, its group of companies as a whole

"Millennium"	Millennium Solutions Limited, a limited liability company incorporated in Hong Kong which is principally engaged in the distribution of software, and is an Independent Third Party, and where the context requires, its group of companies as a whole
"Mr. Yu"	Mr. Yu Pen Hung, the founder and chairman of the Group
"NandaSoft"	Jiangsu NandaSoft Company Limited, a limited liability company incorporated in the PRC with its H shares listed on the Growth Enterprise Market of the Stock Exchange and principally engaged in the development and distribution of network security solution, and is an Independent Third Party, and where the context requires, its group of companies as a whole
"NetScreen"	NetScreen Technology, Inc., a limited liability company incorporated in the United States which is principally engaged in the manufacturing and distribution of ASIC firewall, and is an Independent Third Party, and where the context requires, its group of companies as a whole
"New Issue"	the 320,000,000 new Shares to be offered for subscription under the Share Offer
"Novatek"	Novatek System Inc.(辰鎧國際有限公司), a limited liability company incorporated in Taiwan on 17 November 1988 and principally engaged in the distribution of IT products and computer components in Taiwan; 80% of the equity interest of Novatek is owned by Mr. Yu and his family members, and it is managed by one of Mr. Yu's sisters
"NT$"	New Taiwan Dollars, the lawful currency of Taiwan
"Offer Price"	HK$0.60 per Share
"Offer Shares"	Public Offer Shares and the Placing Shares, where relevant, including any additional Shares to be offered by the Vendor pursuant to the exercise of the Over-allocation Option
"Over-allocation Option"	the option granted by the Vendor to the Lead Manager on behalf of the Placing Underwriters pursuant to the Underwriting Agreement whereby the Vendor may be required to sell the Over-allocation Shares at the Offer Price to cover over-allocations in the Placing
"Over-allocation Shares"	up to 60,000,000 additional Shares to be offered by E-Career pursuant to the Over-allocation Option

"Peramon"	Peramon Technology Limited, a limited liability company incorporated in the United Kingdom which is principally engaged in the development of Internet applications and wireless access solutions, and is an Independent Third Party, and where the context requiries, its group of companies of a whole
"Placing"	the conditional placing of the Placing Shares at the Offer Price as further described in the section headed "Structure of the Share Offer" of this prospectus
"Placing Shares"	the 360,000,000 Shares initially being offered for subscription or sale under the Placing, comprising the 80,000,000 Sale Shares and 280,000,000 new Shares (subject to reallocation as described in the section headed "Structure of the Share Offer" of this prospectus)
"Placing Underwriters"	CPY International, Celestial Capital Limited, GC Capital (Asia) Limited, Nomura International (Hong Kong) Limited, Phoenix Capital Securities Limited, Tai Fook Securities Company Limited and YF Securities Company Limited
"PRC" or "China"	the People's Republic of China, which, for the purpose of this prospectus, excludes Hong Kong, Macau and Taiwan
"Public Offer"	the issue of 40,000,000 new Shares to the public in Hong Kong by way of an offer for subscription at the Offer Price, payable in full on application, on and subject to the terms and conditions stated in this prospectus and the Application Forms
"Public Offer Shares"	the 40,000,000 new Shares initially being offered for subscription in Hong Kong pursuant to the Public Offer (subject to reallocation as described in the section headed "Structure of the Share Offer" of this prospectus)
"Public Offer Underwriters"	CPY International, Celestial Capital Limited, GC Capital (Asia) Limited, Phoenix Capital Securities Limited, Tai Fook Securities Company Limited and YF Securities Company Limited
"Renminbi" or "RMB"	Renminbi, the lawful currency of the PRC
"Reorganisation"	the reorganisation of the group of companies now comprising the Group, details of which are set out in the paragraph headed "Group reorganisation" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus
"Sale Shares"	the 80,000,000 Shares being offered for sale by E-Career under the Placing

"SAP(s)"	the Group's solution alliance partner(s), who are PRC based system integrators and/or IT consultants having the relevant technical capabilities to implement the e-enabling solutions for the Group, and are Independent Third Party(ies)
"SDI Ordinance"	the Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"Securities Ordinance"	the Securities Ordinance, Chapter 333 of the Laws of Hong Kong
"Share(s)"	share(s) of nominal value of HK$0.01 each in the capital of the Company
"Share Offer"	the Placing and the Public Offer
"Share Option Scheme"	the share option scheme conditionally approved and adopted by the Company on 29 August 2001, the principal terms of which are summarised in section headed "Share option scheme" in Appendix V to this prospectus
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Track Record Period"	the three financial years ended 31 December 2000 and the three months ended 31 March 2001
"Underwriters"	the Placing Underwriters and the Public Offer Underwriters
"Underwriting Agreement"	the underwriting and placing agreement dated 11 October 2001 entered into among the Company, E-Career, the executive Directors, CPY, CPY International and the Underwriters, brief particulars of which are summarised in the section headed "Underwriting" of this prospectus
"United States" or "US"	the United States of America
"US$"	US dollars, the lawful currency of the United States
"VAR(s)"	value-added reseller(s), the reseller(s) of Intel networking products and system integrator(s) in the PRC and Hong Kong, mainly resell Intel's high-end networking products and usually offer these products together with other hardware and software products and system integration services as total solutions to their customers, and are Independent Third Party(ies)
"VAT"	an acronym for value-added tax
"WTO"	an acronym for the World Trade Organisation

For the purposes of this prospectus, unless otherwise indicated, conversion of US dollars into HK dollars is calculated at the approximate exchange rate of HK$7.80 to US$1.00, and conversion of NT dollars into HK dollars is calculated at the approximate exchange rate of HK$0.25 to NT$1.00.

If there is any inconsistency between the Chinese names of the PRC parties mentioned in this prospectus and their respective English translations, the Chinese version shall prevail.

GLOSSARY

This glossary contains certain definitions and other terms as they relate to the Group and as they are used in this prospectus. As such, these definitions may not correspond to standard industry definitions.

"ASEP Solution"	an abbreviation for Artel Secure e-Service Platform Solution, which is a software-based total e-Business solution designed and integrated by the Group to target corporate users who wish to adopt advanced e-Business system at effective cost
"ASP"	an acronym for application service provider, a third party entity that manages and distributes software-based services and solutions to customers across a WAN from a central data centre
"ASIC"	an acronym for application specific integrated circuit, a chip designed for a particular application
"ATM"	an acronym for asynchronous transfer mode, a network technology based on transferring data in cells or packets of a fixed size
"B2B"	an acronym for business-to-business
"B2C"	an acronym for business-to-consumers
"Cache"	a high-speed storage mechanism which can be either a reserved section of main memory or an independent high-speed storage device
"CAGR"	an acronym for compound annual growth rate
"CEO"	an acronym for chief executive officer
"CGI"	an acronym for common gateway interface, a specification for transferring information between a WEB server and a CGI program
"CPU(s)"	an acronym for central processing unit(s)
"CRM"	an acronym for customer relationship management, which entails all respects of interaction that a company has with its customers, whether it be sales or service related
"CTI"	an acronym for computer-telephony-integration, which refers to systems that enable a computer to act as a call centre, accepting incoming calls and routing them to the appropriate device or person
"DSL"	an acronym for digital subscriber line
"EBNI"	an acronym for e-Business network infrastructure

"EBNI Solution"	an abbreviation for e-Business Network Infrastructure Solution, which is a hardware-based total networking solution designed and integrated by the Group to target Internet data centres, government organisations and commercial enterprises that wish to install advanced network infrastructure platform and solution at effective cost
"e-Business"	the conducting of business communication and transactions over Internet and through computers
"e-enabling solutions"	a term for total e-Business solutions which, for the purposes of this prospectus, refers to two total e-Business solutions designed and integrated by the Group, namely, the EBNI Solution and the ASEP Solution
"ERP"	an acronym for enterprise resources planning
"GHz"	an abbreviation for gigahertz, one billion hertz or cycles per second
"HTML"	an acronym for hypertext mark-up language, a hypertext document format used on the WEB
"IC"	an acronym for integrated circuit
"ICP"	an acronym for Internet contents provider
"Internet"	a global network of interconnected, separately administered public and private computer networks that use the transmission control protocol/Internet protocol for communications
"ISP"	an acronym for Internet services provider
"IT"	an acronym for information technology
"LAN"	an acronym for local area network, a data communications network which is geographically limited, allowing easy interconnection of terminals, microprocessors and computers within adjacent buildings
"MHz"	an abbreviation for megahertz, one million hertz or cycles per second
"NetStructure"	a term for a series of Intel networking products that is essential for the establishment of network infrastructure and it is the main hardware component of the Group's EBNI Solution
"networking products"	a term for a number of devices such as routers, servers, network interface cards, hubs and switches, storage and e-mail stations

GLOSSARY

"OS"	an acronym for operating system
"PC"	an acronym for personal computer
"PDA"	an acronym for personal digital assistant, a small hand-held electronic device with computer processing and/or communications functions
"Pentium"	a 32-bit microprocessor introduced by Intel in 1993, and Pentium IV is the most recent series of Pentium class microprocessors
"RAM"	an acronym for random access memory
"R&D"	an acronym for research and development
"SI"	an acronym for system integration
"SSL"	an acronym for secured sockets layer, a protocol designed by Netscape Communications Corporation to provide encrypted communications on the Internet
"URL"	an acronym for uniform resource location, a draft standard for specifying the location of an object on the Internet
"VPN"	an acronym for virtual private network, the use of encryption in the lower protocol layers to provide a secure connection through an otherwise insecure network, typically the Internet
"WAN"	an acronym for wide area network, a data communications network constructed with serial lines over distant locations
"WEB"	an acronym for world wide web, a system of Internet servers that support specifically formatted documents which are formatted in the HTML language
"XML"	an acronym for extensible mark-up language, an advanced and simple dialect used on WEB

In evaluating an investment in the Offer Shares, potential investors should consider carefully all the information set out in this prospectus and, in particular, should consider the following risks associated with an investment in the Company.

RISKS RELATING TO THE GROUP

Reliance on Intel as the major source of products

The Group's success is, to a great extent, relied upon the dominant market influence of Intel and the consistent supply of Intel's products, such as boxed CPUs, boxed motherboards, and networking products to the Group. In the first quarter of 2001, Intel maintained a market share of approximately 91% of the worldwide CPU market while another producer, Advanced Micro Device, Inc. maintained an insignificant share of such market. For each of the three years ended 31 December 2000 and the three months ended 31 March 2001, the sales of Intel's products represented approximately 99.1%, 99.2%, 97.4% and 99.8% of the Group's total turnover respectively. Should Intel not be able to maintain its market dominance of CPU products in the world or should the demand for Intel's products weaken for whatever reasons, the Group's profitability will be adversely affected.

Deterioration of the Group's business relationship with Intel

The Group's continued success is highly associated with the sustainability of relationship with its major suppliers, particularly with Intel. The Group has been an authorised distributor of Intel since 1997. The distribution agreement entered into between Intel and Artel Industries will be automatically renewed on 1 January of each year, unless either party notifies the other of its intention not to renew at least 30 days prior to the renewal date. In addition, either Intel or Artel Industries may terminate the distribution agreement without cause at any time by giving 90-day notice in advance to the other party and Intel may terminate the distribution agreement upon occurrence of any of the events as summarised below:

Termination events	Termination period upon written notice by Intel
(1) Artel Industries shall cease conducting business in the normal course, become insolvent, make a general assignment for the benefit of creditors, suffer or permit the appointment of a receiver for its business or assets, or shall avail itself of or become subject to any proceeding under any statute relating to insolvency or the protection of rights of creditors	immediate
(2) Artel Industries shall be in breach of any trademark or confidentiality obligations under the distribution agreement	immediate
(3) Artel Industries shall fail to make any payment under the distribution agreement	10 days
(4) Artel Industries shall merge with, reorganise into, or be acquired by any other entity *(Note)*	30 days
(5) Artel Industries shall be in material breach of the terms of the distribution agreement	30 days

Note: The Company has obtained consent from Intel in relation to the Reorganisation.

In fact, the Group relies on its distribution agreement with Intel to source products from Intel for its customers. However, there is no guarantee that the Group will be able to maintain a close working relationship with Intel at all time and any changes in the current relationship, such as alteration or termination of the distribution agreement or cessation of co-operation of new business development, may adversely affect the Group's business. Should Intel decide to appoint other authorised distributors to replace all or part of the distribution business of the Group, for whatever reasons, the Group's operation and profitability would be adversely affected.

As at the Latest Practicable Date, Intel had 10 authorised distributors in Hong Kong and five authorised distributors in the PRC. The five authorised distributors of Intel for the PRC market are Ingram Micro Inc. (英邁國際中國有限公司), Win Win Technology Limited (北京寶騰電子科技有限公司), Laser Computer Limited (雷射電腦有限公司), 8848.com Network Service Limited (北京珠穆朗瑪電子商務網絡服務有限公司) and the Group. There is no assurance that Intel would not increase the number of its authorised distributors in Hong Kong and the PRC in the near future. Any increase in the number of such distributors could intensify competition among all the distributors and hence adversely affect the Group's profitability.

As far as the Directors are aware, the distributorship between Intel and each of its authorised distributors is made on a non-exclusive basis, and all of the Intel's authorised distributors may enjoy the same access to the GIDs and VARs in the respective geographical region. The Group is independent of other authorised distributors of Intel in Hong Kong and the PRC.

Inventory risk and stock obsolescence

Because of the characteristics of the IT distribution industry, the Group has to maintain a certain level of inventory based on its estimate of sales orders for particular products. As the demand for computer components and IT products tends to fluctuate from time to time, the Group may have a risk on the liquidity of its inventory when not properly monitored or managed.

In spite of the stock rotation arrangement with Intel, should the Group fail to manage its inventory properly, which may lead to stock obsolescence, provisions will have to be made, and it may adversely affect the Group's profitability. The Group has experienced a significant increase in stock turnover period during the Track Record Period. As at 31 December 1998, 31 December 1999, 31 December 2000 and 31 March 2001, the Group's stock turnover period was approximately 27 days, 27 days, 49 days and 57 days respectively.

Sustainability of the profitability of the Group's distribution business

The Group's continuous growth in turnover and profit during the Track Record Period was attributed to the growth of its distribution business. However, the sustainability of the profitability of the Group's distribution business is not certain in the future because of the rapid changes in technological development and consumer habit in the market. The distribution business of the Group can be characterised as a low entry barrier business with relatively low level of technological requirements. Accordingly, the overall profit margin of the distribution of Intel's products may decrease as new market entrants enter into the market. Potential investors should be aware that there is no guarantee that the Group will achieve similar growth in relation to its distribution business in future as compared with the Track Record Period.

Increase in accounts receivable and doubtful debts

The Group has experienced a significant increase in accounts receivable. As at 31 December 1998, 31 December 1999, 31 December 2000 and 31 March 2001, the Group's accounts receivable amounted to approximately HK$117.7 million, HK$99.8 million, HK$233.3 million and HK$260.9 million respectively, or representing trade debtors turnover period of approximately 72 days, 47 days, 83 days and 72 days respectively. The significant increase in the Group's accounts receivable for the year ended 31 December 2000 was due to the increase of rebates granted to the Group by its suppliers and the rapid expansion of the Group's sales in e-enabling solutions which required longer credit period by the customers. The credit period for the EBNI Solution is normally up to 180 days and can be extended to a maximum of twelve monthly installments for certain projects. The credit period for the ASEP Solution is up to 90 days. During the Track Record Period, the Group only provided for bad debts of HK$161,500 for the year ended 31 December 1998 due to the cessation of a customer's business. However, if the Group continues to experience significant increases in accounts receivable and doubtful debts, the Group's cash flow position and profitability would be adversely affected.

Uncertainty of new business model

In view of the potential demand for e-Business solutions in Hong Kong and the PRC markets, it is the Group's objective to leverage on its customer base and extend its business focus from the traditional distribution of computer components and IT products to the provision of e-enabling solutions. However, the Group's e-enabling solutions, such as the ASEP Solution, are subject to the test of time and the acceptance of the market. Potential investors should be aware that there is no guarantee that the Group's e-enabling solutions business will be successful or may suit the demand of its customers.

Reliance on the Group's PRC sub-distributors and import agents

According to the "PRC Foreign Trade Law" issued by the Standing Committee of the PRC People's Congress on 12 May 1994, enterprises that conduct foreign trade in the PRC must be approved by the relevant government authorities. It is also provided in the "Provisional Rules on Foreign Trade Agency System" issued by the Ministry of Foreign Trade and Economic Cooperation of the PRC on 29 August 1991 that enterprises without approval for conducting foreign trade must engage an entity that is authorised by such authorities to conduct foreign trade in importing products in the PRC.

In view of the present import and export restrictions, the Group has entered into tri-party agreements with two authorised import agents and the PRC sub-distributors. The PRC sub-distributors will appoint the import agents to handle all customs clearance in the PRC for products purchased from the Group and the PRC sub-distributors will bear all PRC import duties and related surcharges. Should the Group experience any problems regarding such arrangement with the import agents or the PRC sub-distributors, the operations of the Group in the PRC would be adversely affected.

Reliance on key management

The Group's success is, to a certain extent, attributable to the directors and senior management of the Group. Although the Company has entered into service agreements with all executive Directors for two years commencing from 1 September 2001, the Group's operations will be adversely affected should any member of the management ceases his employment with the Group for whatever reasons.

Reliance on major customers

For each of the three years ended 31 December 2000 and the three months ended 31 March 2001, the total sales to the Group's top five customers accounted for approximately 69%, 68%, 63% and 78%, respectively of the Group's total sales. The largest customer of the Group accounted for approximately 26%, 21%, 45% and 59%, respectively of the Group's total sales for each of these periods. Should such customers cease to purchase or reduce substantially the amount of products they purchase from the Group in the future, the turnover and profitability of the Group would be adversely affected.

Uncertainty of granting rebates from Intel

Granting rebates to distributors by manufacturers, as believed by the Directors, is a very common sales and marketing practice in the distribution industry. Granting rebates is one of the main characteristics of Intel's distribution mechanism which serves as a reward to the distributors of Intel throughout the world. At present, Intel's basic rebate schemes include sales-out rebate, backend rebate, Intel reward program, and other specific product sales incentives. However, it is very difficult to predict or formulate a pattern of Intel's various rebate schemes because they tend to vary from time to time and according to the shift in Intel's development and marketing strategies and each specific product line and its respective distribution market. For information regarding Intel's rebate schemes, please refer to the paragraph headed "Suppliers, purchases and rebate schemes" in the section headed "Particulars of the Group" in this prospectus for further details. During the Track Record Period, total rebates granted by Intel to the Group amounted to approximately HK$18.1 million, HK$ 23.9 million, HK$46.4 million and HK$18.3 million respectively, or represented approximately 3.1%, 3.2%, 4.7% and 5.9% of the Group's total turnover respectively. Since Intel has the sole discretion to initiate or terminate such rebate schemes, any changes in the Intel's rebate schemes in the future or the ability of the Group to negotiate a favourable rebate schemes on top of its distribution agreement with Intel may substantially affect its profitability.

Expiry of preferential tax treatment

Under the "Rule on the Waigaoqiao Free Trade Zone" issued by the Shanghai People's Congress effective on 1 January 1997, foreign invested enterprises ("FIEs") engaged in non-manufacturing activities and located in Waigaoqiao Free Trade Zone with a business term of more than ten years, such as the Group's wholly owned subsidiary, namely, 亞邦電腦國際貿易(上海)有限公司, are entitled to enjoy certain preferential tax treatment, including a full exemption of corporate income tax for a period of one year commencing from the first profitable year of the operation and a reduced income tax rate of 7.5% for the next two years. Since 亞邦電腦國際貿易(上海)有限公司 has not made any profit during the Track Record Period, it has yet to enjoy such preferential tax treatment.

According to the approval notices issued by the finance bureau of Pudong New Area, Shanghai, the PRC on 12 September 2001, 亞邦電腦國際貿易(上海)有限公司 is entitled to receive a governmental subsidised allowance equivalent to 2% of the total added value during the sales for a period from 2001 to 2005 and a governmental subsidised allowance equivalent to 14% of its profit in 2001, 7% of its profit in 2002 and 5% of its profit from 2003 to 2005 (the "Allowance"), if its annual import and export trading volume is over 15% of its total trading volume in the year concerned. However, there is no assurance that the finance bureau of Pudong New Area, Shanghai, the PRC will continue to offer the Allowance in the future or there will not be any significant changes to the Allowance policy. Therefore, if the Group cannot attain such required level of import and export trading volume, or the policy on the Allowance is changed or abolished, the Group's ability to

obtain the Allowance may be affected. The normal corporate income tax rate after the said preferential tax treatment and the entitlement of the Allowance is 15%.

RISKS RELATING TO THE INDUSTRY

Price fluctuation of CPUs

The selling price and the profit margin of distributing CPUs tend to vary from time to time due to rapid technological changes, keen market competition, and fluctuation in global supply and demand for CPUs. The Directors believe that the selling price of CPUs may continue to fluctuate in the future, and there is no guarantee that the Group will be able to maintain a consistent profit margin in relation to the distribution of CPUs.

Uncertainty of the growth of demand for IT products in the PRC

The growth of the Group's business and revenue relies mainly upon the growth of the demand for IT products in the PRC. There are numerous uncertainties, such as business cycles, potential over investment in IT and imposition of trade barriers in the PRC, which may curb the demand for imported IT products and may adversely affect the growth of the Group's business.

Regulatory constraints on the development of e-Business

Pursuant to the Foreign Investment Industrial Guidance Directory (外商投資產業指導目錄) issued by the State Council on 29 December 1997, foreign investment enterprises are not permitted to invest in the telecommunications business including e-Business. Given the laws and regulations governing the operation of e-Business having only been introduced recently, there may be uncertainties arising from the interpretation of such laws and regulations that may restrict the Group's existing operations and implementation of its future plans.

Uncertainty of demand for e-Business in the PRC

The Group intends to extend its business focus from a traditional distributor of computer and IT products to a provider of e-enabling solutions. The Directors believe that the future success of the Group will, to a certain extent, rely upon the demand for e-enabling solutions in the PRC. The implementation of e-Business is relatively new to commercial enterprises in the PRC and the relatively under-developed network infrastructure in the PRC may further increase the difficulty in the implementation of e-Business. The widespread adoption of e-Business is subject to the test of time and the gradual improvement of overall network infrastructure in the PRC. It is not certain that the intensive marketing effort of e-Business by various market participants including the Group may translate into an important source of revenue as well as profit for the Group in the future.

Competition

Approximately 92.0%, 88.5%, 83.1% and 92.7% of the Group's turnover were generated from the sales of boxed CPUs and boxed motherboards for the three years ended 31 December 2000 and the three months ended 31 March 2001 respectively. Because of keen competition in the IT market, the selling prices of computer components and IT products remain very competitive at all times. Following the PRC's accession to the WTO, the Group may face additional competitions from new entrants, including both local and

international companies, entering into the distribution market of the Group.These companies may have certain advantages over the Group including greater financial and technical resources, higher brand recognition, and more established relationships in the relevant market. Should the Group's products be unable to compete in the market, the Group's performance may suffer. In addition, the PRC's accession to the WTO may also lead to the elimination of barriers to entry for foreign companies, such as the conducting of proprietary direct distribution by original foreign manufacturers in the PRC market, which, as a result, would intensify the competitions of the Group's business in the future.

Technology and product cycles

The products distributed and services provided by the Group are subject to the rapid changes in the technology industry, especially for technologies associated with computer components, IT products and e-enabling solutions, as advanced versions of these products are constantly introduced to the market at a rapid pace.The demand for computer components, IT products and e-enabling solutions are also subject to product cycles, for which such demands may rise or fall along with the overall economic growth and business investment. Investors should be aware that the Group's future success may be dependent upon its quick response to technology and product cycles, whereby the Group should offer products and services to meet the changing demands of its customers, and the failure of doing so might greatly undermine the Group's future development.

RISKS RELATING TO THE PRC

Change in economic, political and legal conditions

Since part of the Group's market is located in the PRC, the Group's business operations and financial position are subject, to a significant degree, to the economic, political and legal development in the PRC. Potential investors should be aware that any changes to the economic, political and legal conditions relating to foreign investment enterprises, import and export laws, foreign exchange laws and other relevant regulations or changes in interpretation of the relevant PRC laws and regulations may adversely affect the Group's operations and profitability.

Change in tax laws and regulations in the PRC

Various tax reform policies have been implemented in the PRC in recent years. Interpretation of certain tax policies is still awaiting guidance from the PRC government. Moreover, there can be no assurance that the existing tax laws and regulations will not be revised or amended, or new laws and regulations will not be introduced in the future. At present, 亞邦電腦國際貿易(上海)有限公司, a wholly-owned subsidiary of the Company, is entitled to enjoy a preferential tax treatment in respect of payment of corporate income tax. Should there be any change in this arrangement, the Group's profitability may be adversely affected.

The PRC's accession to the WTO

As a major step towards gaining WTO membership, the PRC entered into a bilateral market access agreement with the US on 15 November 1999. Such agreement was subsequently ratified by the US Congress in October 2000. Under the agreement, the PRC has agreed to eliminate certain quotas and other quantitative restrictions over a five-year period and to phase out restrictions on distribution services for a wide range of products within three years. In May 2000, the PRC reached agreements with the European Union to allow the

PRC to join the WTO. The PRC is expected to take a number of additional steps (including the entering into of the bilateral market access agreements with other WTO members) in order to become a member of the WTO. The full impact of these bilateral market access agreements is not known yet. It is likely that the measures taken by the PRC government to lower or eliminate import barriers will result in increased competition in the PRC market from foreign competitors. There can be no assurance that the Group's business performance will not be adversely affected by such increase in competition from foreign competitors.

Volatility in the exchange rate of Renminbi

Since the Asian economic crisis in mid-1997, some of the Asian currencies have experienced significant depreciation against the US dollars. During the period, Renminbi remained relatively stable due to strong economic development and the existing foreign exchange policy adopted in the PRC. Should there be any change in the economic development of the PRC or any potential change in its foreign exchange policy, the volatility of Renminbi may increase and adversely affect the financial conditions of the Group.

Statistics

Certain facts, statistics and information contained in this prospectus such as information about the IT market in the PRC and the global Internet and e-Business market are derived and/or extracted from various governmental and professional research companies such as CCID and IDC and have not been independently verified by the Group. Such information may not be accurate or consistent with other information compiled by other organisations.

RISK RELATING TO HONG KONG

Instability in political and economic conditions relating to war

Hong Kong has not been directly affected by war since World War Two. Nevertheless, the recent terrorist attacks in the United States may have political and economic impacts on Hong Kong. There is no assurance that there will not be a war in any geographical region which will have direct or indirect impacts on the existing political and economic conditions in Hong Kong. If the political and economic conditions of Hong Kong are adversely affected by any war, the operation and profitability of the Group will in turn be adversely affected.

RISKS RELATING TO INVESTMENT IN THE SHARES

Volatility in the trading price of the Shares

Prior to the Share Offer, there has been no public market for any of the Shares. The Offer Price may not be indicative of the price at which the Shares will trade following the completion of the Share Offer. In addition, there can be no guarantee that an active trading market for the Shares will develop, or, if it does develop, that it will be sustained following the completion of the Share Offer, or that the market price of the Shares will not fall below the Offer Price.

The trading price of the Shares can also be subject to significant volatility in response to, among other factors, the following factors:

- investors' perception of the Group;
- changes to senior management;
- the depth and liquidity of the market for the Shares; and
- general economic and other factors.

Share dilution

The Group may need to raise additional funds in the future to finance expansion of new developments relating to its existing operations or new acquisitions. If additional funds are raised through the issue of new equity or equity-linked securities of the Company other than on a pro rata basis to the then existing shareholders, the percentage shareholdings of the shareholders of the Company may be reduced and shareholders may experience subsequent dilution. In addition, such securities may have rights, preferences and privileges superior to those of the Shares.

Pursuant to Rule 10.07 of the Listing Rules, no further Shares or securities convertible into equity securities of the Company (except pursuant to the Share Option Scheme) may be issued or form the subject of any agreement to issue within the first six months from the Listing Date.

Payment of dividends

In June 2001, Artel Industries (formerly known as Arcon Industries) declared a special dividend of HK$60,000,000. Such special dividend was paid prior to listing of the Shares on the Stock Exchange to the then sole shareholder, Mr. Yu, and was paid out of the accumulated distributable profit of Artel Industries and was financed by the internal resources of the Group. At present, the Directors intend to recommend a final dividend of HK$0.02 per Share in respect of the financial year ending 31 December 2001. The final dividend is expected to be paid in about May 2002. Since the Directors' priority will be given to retain earnings for future capital growth and expansion of the Group, the declaration of future payment and amount of dividends will be subject to the discretion of the Directors and will depend on, among others, the Group's earnings, financial condition, cash requirements and availability, and other factors as the Directors may deem relevant. There can be no assurance that there will be any dividend paid or dividend paid will maintain at a similar level for the financial year ending 31 December 2001 in the future.

DIRECTORS' RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS

This prospectus includes particulars given in compliance with the Companies Law, the Companies Ordinance, the Securities (Stock Exchange Listing) Rules 1989 (as amended) and the Listing Rules for the purpose of giving information to the public with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief:

(a) the information contained in this prospectus is accurate and complete in all material respects and not misleading;

(b) there are no other matters, the omission of which would make any statement in this prospectus misleading; and

(c) all opinions expressed in this prospectus have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FULLY UNDERWRITTEN

This prospectus is published in connection with the Share Offer and, together with the Application Forms, sets out the terms and conditions of the Share Offer.

The Share Offer is sponsored by CPY and managed by CPY International. The Public Offer is fully underwritten by the Public Offer Underwriters. The Placing is fully underwritten by the Placing Underwriters. Further information about the Underwriters and the underwriting arrangements are set out in the section headed "Underwriting" to this prospectus.

RESTRICTIONS ON SALE OF OFFER SHARES

No action has been taken to permit a public offering of the Offer Shares or the distribution of this prospectus in any jurisdictions other than Hong Kong. Accordingly, this prospectus may not be used for the purpose of, and does not constitute, an offer or invitation in any jurisdictions or in any circumstances in which such an offer or invitation is not authorised or to any person to whom it is unlawful to make such an offer or invitation.

The Offer Shares are offered solely on the basis of the information contained and representations made in this prospectus and the Application Forms. The Company has not authorised anyone to provide any information or to make any representation not contained in this prospectus, and any information or representation not contained herein must not be relied upon as having been authorised by the Company, CPY, the Underwriters, any of their respective directors or any other person involved in the Share Offer.

Singapore

The Offer Shares have not been, and will not be, offered or sold, and neither will this prospectus and any document or other material relating to the Offer Shares be distributed, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 106C of the Company Act, Chapter 50 of Singapore (the "Singapore Companies Act") or (ii) to a

sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Singapore Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Singapore Companies Act.

Japan

The Offer Shares have not been, and will not be, registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, the Offer Shares may not, directly or indirectly, be offered or sold in Japan or to, or for the benefit of, any resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other applicable laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person residing in Japan, including any corporation or other entity organised under the laws of Japan.

Taiwan

The Offer Shares have not been, and will not be, registered under the Securities and Futures Commission of Taiwan pursuant to the Taiwan Securities and Exchange Law and the prospectus has not been, and will not be, registered in Taiwan. Accordingly, the Offer Shares may not be offered for subscription in Taiwan.

Each person acquiring the Offer Shares will be required to, or is deemed by his acquisition of the Shares to, confirm that he is aware of the restrictions on offers of the Offer Shares described in this prospectus.

APPLICATION FOR LISTING ON THE STOCK EXCHANGE

The Company has applied to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares in issue and to be issued as mentioned in this prospectus, the Over-allocation Shares to be offered upon the exercise of the Over-allocation Option and options for allotment and issue of Shares to be granted under the Share Option Scheme and the Shares which may be issued pursuant to the general mandate for allotment and issue of Shares as described in the paragraph headed "Written resolutions of the sole shareholder of the Company" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus. No part of the Company's share or loan capital is listed or dealt in any other stock exchanges. At present, the Company is not seeking or proposing to seek listing of, or permission to deal in, the Shares on the Growth Enterprise Market of the Stock Exchange or on any other stock exchanges.

PROFESSIONAL TAX ADVICE RECOMMENDED

If you are unsure about the taxation implications of subscribing for the Offer Shares, or about purchasing, holding or disposing of or dealing in, the Shares or the exercise of any rights in relation to them, you should consult an expert.

The Company, the Sponsor and the Underwriters, all of their respective directors, agents or advisers or any other persons involved in the Share Offer do not accept responsibility for any tax effects on, or liabilities of, any person resulting from subscribing for, or purchasing, holding or disposing of or dealing in, the Shares or the exercise of any rights in relation to the Shares.

STAMP DUTY

Dealings in Shares registered on the Company's branch register of members maintained in Hong Kong will be subject to Hong Kong stamp duty, the current rate of which is HK$2.0 for every HK$1,000 (or part thereof) of the consideration or, if higher, the fair value of the Shares being sold or transferred.

STABILISATION

In connection with the Placing, CPY International (for itself and on behalf of the Placing Underwriters) may over-allocate up to 60,000,000 additional Shares representing 15% of the Offer Shares. Such over-allocations may be satisfied by the Placing Underwriters by exercising the Over-allocation Option in full or in part, at any time up to 30 days from the date of this prospectus or by purchasing Shares in the secondary market or pursuant to stock borrowing arrangements or a combination of these means (in relation to the stock borrowing arrangements please also refer to the paragraph headed "Stock borrowing arrangement" in the section headed "Structure of the share offer" in this prospectus for further details). In addition, CPY International may (for itself and on behalf of the Underwriters) effect transactions which stabilise or maintain the market price of the Shares at levels other than those which might otherwise prevail but which are not higher than the Offer Price. Any such over-allocation, purchase and stabilisation transactions will be made in compliance with all applicable laws and regulatory requirements.

Stabilisation is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilise, the underwriters may bid or purchase the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, prevent a decline in the initial public offer prices of the securities. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements.

In Hong Kong, such stabilisation activities on the Stock Exchange are restricted to cases where the underwriters purchase shares in the secondary market genuinely and solely for the purpose of covering over-allocations in the relevant offer. Such transactions, if commenced, may be discontinued at any time. Should stabilising transactions be effected in connection with the distribution of the Offer Shares, they will be done at the absolute discretion of CPY International. The stabilisation price to cover the over-allocation will not be higher than the Offer Price. Relevant provisions of the Securities Ordinance prohibit market manipulation in the form of pegging or stabilising the price of securities in certain circumstances.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

Subject to the granting of the listing of, and permission to deal in, the Shares on the Stock Exchange as well as the compliance with the stock admission requirements of Hongkong Clearing, the Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Shares on the Stock Exchange or any other date Hongkong Clearing chooses. All necessary arrangements have been made for the Shares to be admitted into CCASS.

Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day. All activities under CCASS are subject to the General Rules of CCASS and the CCASS Operational Procedures in effect from time to time.

HONG KONG BRANCH REGISTER OF MEMBERS

All the Offer Shares will be registered on the Hong Kong branch register of members of the Company in order to enable them to be traded on the Stock Exchange.

PROCEDURE FOR APPLICATION FOR THE PUBLIC OFFER SHARES

The procedure for applying for the Public Offer Shares is set out in the section headed "How to apply for the Public Offer Shares" in this prospectus and on the Application Forms.

STRUCTURE OF THE SHARE OFFER

Details of the structure of the Share Offer, including its conditions and grounds for termination are set out in the section headed "Structure of the Share Offer" in this prospectus.

DIRECTORS

Name	Address	Nationality
Executive Directors		
Mr. Yu Pen Hung	Flat H 10th Floor Laguna City Block 4 33 Laguna Street Kowloon Hong Kong	Taiwanese
Ms. Chen Lee Shu	Room 05 5th Floor Block L Amoy Garden 77 Ngau Tau Kok Road Kowloon Bay Hong Kong	Taiwanese
Mr. Chen Chih Ming	11th Floor No.204 Long-An Road Hsichih Taipei Taiwan	Taiwanese
Mr. Yu Chi Ming, Frederick	Flat 413 Block M Kornhill Quarry Bay Hong Kong	British
Independent non-executive Directors		
Mr. Liu James Juh	Flat D 10th Floor Tower 12 Pacific Palisades Braemar Hill Road Hong Kong	American

Ms. Hu Gin Ing	Flat 12B Block 9 Beverly Villas 16 La Salle Road Kowloon Hong Kong	American

Members of the Audit Committee

Mr. Liu James Juh
Ms. Hu Gin Ing

PARTIES INVOLVED IN THE SHARE OFFER

Global Co-ordinator and Sponsor

Core Pacific-Yamaichi Capital Limited
1901-3
Bank of America Tower
12 Harcourt Road
Central
Hong Kong

Lead Manager

Core Pacific-Yamaichi International (H.K.) Limited
30th Floor
Two Pacific Place
88 Queensway
Hong Kong

Public Offer Underwriters

Core Pacific-Yamaichi International (H.K.) Limited
30th Floor
Two Pacific Place
88 Queensway
Hong Kong

Celestial Capital Limited
21st Floor
The Centre
99 Queen's Road Central
Hong Kong

GC Capital (Asia) Limited
Unit 6501-06
The Centre
99 Queen's Road Central
Hong Kong

Phoenix Capital Securities Limited
Room 3203-4
Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tai Fook Securities Company Limited
25th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

YF Securities Company Limited
11th Floor
CMA Building
64-66 Connaught Road Central
Hong Kong

Placing Underwriters

Core Pacific-Yamaichi International (H.K.) Limited
30th Floor
Two Pacific Place
88 Queensway
Hong Kong

Celestial Capital Limited
21st Floor
The Centre
99 Queen's Road Central
Hong Kong

GC Capital (Asia) Limited
Unit 6501-06
The Centre
99 Queen's Road Central
Hong Kong

Nomura International (Hong Kong) Limited
20th-21st Floor
3 Garden Road
Central
Hong Kong

Phoenix Capital Securities Limited
Room 3203-4
Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Tai Fook Securities Company Limited
25th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

YF Securities Company Limited
11th Floor
CMA Building
64-66 Connaught Road Central
Hong Kong

Legal advisers to the Company

As to Hong Kong Law:
Fairbairn Catley Low & Kong
43th Floor
Gloucester Tower
The Landmark
11 Pedder Street
Hong Kong

As to Cayman Islands Law:
Conyers Dill & Pearman, Cayman
Zephyr House
Mary Street
George Town
Grand Cayman
Cayman Islands
British West Indies

As to PRC Law:
Fangda Partners
19th Floor
HSBC Tower
101 Yin Cheng East Road
Pudong New Area
Shanghai 200120
The PRC

Auditors and reporting accountants	Deloitte Touche Tohmatsu *Certified Public Accountants* 26th Floor Wing On Centre 111 Connaught Road Central Hong Kong
Legal adviser to the Underwriters	Siao Wen and Leung 15th Floor Hang Seng Building 77 Des Voeux Road Central Hong Kong
Property valuer	Chesterton Petty Limited *International Property Consultants* 16th Floor CITIC Tower 1 Tim Mei Avenue Central Hong Kong
Receiving banker	Standard Chartered Bank 15th Floor Standard Chartered Tower 388 Kwun Tong Road Kwun Tong Kowloon

CORPORATE INFORMATION

Registered office	P. O. Box 2681 GT Zephyr House Mary Street George Town Grand Cayman British West Indies
Head office and principal place of business	Unit 1299 HITEC 1 Trademart Drive Kowloon Bay Hong Kong
Company secretary	Mr. Chung Wai Man *FCCA, AHKSA*
Authorised representatives	Ms. Chen Lee Shu Mr. Yu Chi Ming, Frederick
Principal bankers	Hang Seng Bank 83 Des Voeux Road Central Hong Kong Standard Chartered Bank 13th Floor Stardand Chartered Tower 388 Kwun Tong Road Kwun Tong, Hong Kong CITIC Ka Wah Bank 40th Floor COSCO Tower 183 Queen's Road Central Hong Kong International Bank of Taipei 38th Floor 183 Queen's Road Central Hong Kong Taiwan Business Bank Suite 1605-8, 16th Floor One Exchange Square Central Hong Kong

CORPORATE INFORMATION

Principal share registrar and transfer office	Bank of Butterfield International (Cayman) Limited P.O. Box 705 Butterfield House Fort Street George Town Grand Cayman Cayman Islands British West Indies
Hong Kong branch share registrar and transfer office	Standard Registrars Limited 5th Floor Wing On Centre 111 Connaught Road Central Hong Kong

THE IT MARKET IN THE PRC

According to IDC, the total turnover in the PRC IT products, software and consulting services markets increased from about US$7.8 billion in 1997 to about US$10.9 billion in 1999, representing a CAGR of about 17.9% between 1997 and 1999, which was significantly higher than the world wide CAGR of about 10.7% during the same period. The total IT turnover in the PRC represented only about 1.2% of the world in 1999. The Directors believe that the PRC IT market is still at an early stage of development and is expected to expand rapidly. The following table illustrates the PRC IT turnover for the period from 1997 to 2003:

	1997	1998	1999	2000	2001 (Note)	2002 (Note)	2003 (Note)	97-99 CAGR	00-03 CAGR
Multi-user Systems	879	1,052	1,334	1,907	2,727	3,314	3,988	23.2%	27.9%
Single User Systems	5,205	5,839	6,865	9,607	11,947	14,352	16,861	14.8%	20.6%
Networking	924	1,190	1,435	1,984	2,578	3,189	3,641	24.6%	22.4%
Software	535	754	700	944	1,341	1,895	2,636	14.4%	40.8%
Services	308	402	580	835	1,214	1,740	2,500	37.2%	44.1%
Total	7,851	9,237	10,914	15,277	19,807	24,490	29,626	17.9%	24.7%

Source: 1997 figures are extracted from Asia Pacific IT Spending Patterns (December 1999) and figures for 1998 to 2003 are extracted from Asia Pacific Black Book (December 2000).

Note: Figures in years 2001 through 2003 represent forecast estimates made by IDC.

The PRC IT turnover is expected to reach about US$29.6 billion by 2003 from about US$7.9 billion in 1997, representing a CAGR of 24.6% between 1997 and 2003, as compared with a CAGR of about 11.0% in the Asia Pacific region during the same period.

The micro computer market in the PRC

The micro computer market in the PRC has experienced a significant growth over the past five years from 1996 to 2000. The total unit sales of micro computers in the PRC increased from approximately 2.1 million units in 1996 to approximately 6.8 million units in 2000, or representing a CAGR of approximately 34.1% between 1996 and 2000. The sales turnover of micro computers in the PRC during the same period also increased from about RMB24.8 billion to RMB64.9 billion, or representing a CAGR of approximately 27.2% between 1996 and 2000.

Year	Volume *(in thousands units)*	Growth *(%)*	Turnover *(RMB million)*	Growth *(%)*
1996	2,100	82.6	24,800	47.0
1997	3,500	66.7	41,500	67.3
1998	4,080	16.6	47,500	14.5
1999	4,914	20.4	50,550	6.4
2000	6,782	38.0	64,910	28.4

Source: CCID, 2001

The growth in demand for micro computers is driven by the advocacy of Internet access and development in networking and information system in the PRC, and is also associated with the market performance of desktop PCs, portable computers and servers. The following table illustrates the micro computer market in the PRC in its respective segments from 1998 to 2000:

Year	1998			1999			2000		
	Volume (in thousand)	Growth (%)	%	Volume (in thousand)	Growth (%)	%	Volume (in thousand)	Growth (%)	%
Desktop PCs	3,735	16.0	91.5	4,487	20.1	91.3	6,200	38.2	91.4
Potable computers	237	31.7	5.8	298	25.7	6.1	419	40.6	6.2
Servers	108	8.0	2.7	129	19.4	2.6	163	26.3	2.4
Total	4,080	16.6	100	4,914	20.4	100	6,782	38.0	100

Source: CCID, 2001

As shown in the table above, desktop PCs represented the majority of the consumption of micro computers. According to a research conducted by CCID in 2001, the volume sales of desktop PCs in the PRC increased from approximately 1.9 million units in 1996 to approximately 6.2 million units in 2000, representing a CAGR of approximately 34.0%. The rapid development of the desktop PC market in the PRC over the next few years is expected to reach an annual growth rate of about 21.9% to about 36.5%. CCID anticipates that the volume sales of desktop PCs will reach approximately 14.2 million units and 18.0 million units in 2003 and 2005 respectively.

The rapid growth in the popularity of the Internet market has increased the demand for desktop PCs. CCID estimates that the number of Internet users had reached approximately 23.6 million by the end of 2000 and is expected to increase at an annual growth rate of over 30% in the years after.

In addition, the improvement in literacy also facilitates the demand for desktop PCs in the PRC. According to the CCID research report in 2001, school students are the major customers of desktop PCs. Because of the advocacy of academic enrollment, the number of students is expected to increase and continue to play a significant role in the development of the PC market in the PRC.

The networking equipment market

CCID estimates that the sales of networking equipment in the PRC had reached approximately RMB10.0 billion in 2000, indicating an annual growth rate of approximately 28.5%, as compared with the sales of approximately RMB7.78 billion in 1999. It also anticipates that its sales will continue to grow rapidly at the annual rate of approximately 25.0% and will reach approximately RMB12.5 billion in 2001, and such growth may remain strong at a CAGR of 25.0% between 2001 and 2003.

As indicated below, switches and routers represented approximately 82% of the total sales of networking equipment in the PRC in 2000.

Composition of the Networking Equipment Market in 2000


Hub
6.0%
Modem
7.0%
Network
interface card
5.0%
Router
40.0%
Switch
42.0%

Source: CCID 2000

The demand for networking equipment in the PRC is triggered by the advocacy of Internet applications, the extension of data network backbones, the development of broadband networks, and the adoption and customisation of IT applications for commercial enterprises. The Directors believe that such rapid development tends to benefit foreign networking equipment manufacturers which have competitive advantages over the domestic manufacturers on product stability and reliability.

The SI and IT consulting services market

The SI and IT consulting services consist of the provision of application solutions which may include hardware, software and services to integrate complex systems of multiple platforms in existing or planned IT infrastructure. The implementation of SI projects includes review of business models, technical consulting, software and application development, installation of hardware, testing and related after-sales services. The Directors believe that PRC companies tend to outsource their technical consulting and implementation services to SI companies due to the shortage of IT professionals in the labour market to fulfil their IT personnel requirements. Such outsourcing activities have contributed to the increase in demand for SI services in the PRC. According to IDC, the total SI service revenue reached about US$109.1 million in 1998, representing an increase of about 30.5% from 1997. The SI service revenue in the PRC is expected to reach about US$1,095 million by the end of 2003, growing at a CAGR of about 69.7% between 2000 and 2003.

REGULATORY ENVIRONMENT OF THE IT MARKET IN THE PRC

At present, the principal laws and regulations of the PRC governing e-commerce business are Telecommunication Regulations of the PRC (中華人民共和國電信條例) and the Administrative Measures for Internet Information Services (互聯網信息服務管理辦法), both promulgated and implemented by the State Council of the PRC on 25 September 2000. According to these laws and regulations, e-commerce is regarded as value-added telecommunications business for the operator of which is required to hold a permit for operation of value-added telecommunication business granted by relevant government authorities in the PRC. Currently, the aforesaid provisions do not apply to enterprises with foreign investment including Chinese-foreign equity joint ventures, Chinese-foreign cooperative joint ventures and wholly owned foreign companies, as enterprises with foreign investment are generally prohibited from investing in telecommunications business of the PRC. Any foreign investment enterprise which intends to invest in telecommunications business including e-commerce business is subject to special measures promulgated by the State Council of the PRC and special approval of the State Council of the PRC. So far as the Directors are aware, the Ministry of Information Industry of the PRC does not and will not accept any application for a permit for operation of value-added telecommunications business made by foreign investment enterprises prior to the PRC's accession to the WTO.

Since the business of the Group is not related to the investment and engagement in the telecommunications and e-commerce sectors in the PRC, the Directors are not aware of any laws and regulations applicable to the Group's business.

Distribution

As provided in the Order by State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation of the PRC promulgated and implemented on 25 June 1999, wholly foreign owned commercial enterprises (including, without limitation, wholesale, distribution and retail enterprises) are prohibited from participating in the distribution business in the PRC. Accordingly, the Group has engaged its PRC sub-distributors in the PRC to provide downstream sub-distribution and logistics arrangements to GIDs, VARs, corporate customers and other end users in the PRC. For information regarding the Group's PRC sub-distributors and the terms of the Group's sub-distribution agreements, please refer to the paragraph headed "Sales and Marketing" in the section headed "Particulars of the Group" in this prospectus for further details.

The principal PRC regulation governing the production and distribution of software products in the PRC is the Administrative Measures on the Registration of Software Products (軟件產品登記管理辦法) promulgated by the Ministry of Information Industry of the PRC and effective as from 27 October 2000. By virtue of this regulations, and except as otherwise provided in other PRC laws and regulations, software products may not be distributed without being duly registered and filed with relevant PRC governmental authorities.

Systems Integration

Pursuant to Provisional Administrative Measures on Computer Systems Integration Qualification (計算機信息系統集成資質管理辦法(試行)) promulgated by the Ministry of Information Industry of the PRC and effective as from 1 January 2000, enterprises may not carry on the business of providing computer systems integration services in the PRC unless the relevant governmental authorities in charge as authorised by the Ministry of Information Industry of the PRC certify the qualification of such enterprises.

GENERAL OUTLOOK OF THE INTERNET MARKET

The Internet is a global network of public and personal computer networks that enables commercial organisations, educational institutions, government agencies and individuals to communicate, access and share information, provide entertainment and conduct business activities. IDC estimates that there were approximately 236 million Internet users worldwide at the end of 1999 and anticipates that this number will grow to approximately 602 million by the end of 2003.


Comparative Estimates:
Worldwide Internet Users by Regions in 1999 and 2003
million
250
200
150
100
50
0
220.4
215.1
132.6
112.2
81.4
37.1
14.8
4.7
19.3
North America
Europe
Asia
Latin America
Rest of World
1999 (World Total 236.0)
2003 (World Total 602.4)

Source: IDC, 2000

Note: Figures in 2003 represent forecast estimates made by IDC

Internet market in Asia

According to IDC, the number of Internet users in Asia (excluding Japan) is estimated to increase from approximately 37 million in 1999 to approximately 133 million in 2003. With a projected CAGR of approximately 38% between 1999 and 2003, Asia (excluding Japan) is expected to have the highest percentage growth in terms of the number of Internet users.

According to a different research conducted by Internet Asia in 2000, Internet users in Asia (excluding Japan) is estimated to increase from approximately 20 million in 1999 to approximately 64 million in 2003.

(in million)	1998	1999	2000	2001	2002	2003	1998-2003 CAGR (%)
Australia	3.8	4.9	5.8	6.7	7.4	8.4	22
China	2.4	3.8	5.5	8.0	11.4	16.1	51
Hong Kong	0.7	1.0	1.3	1.7	2.4	3.0	35
India	0.5	0.8	1.2	2.4	4.5	8.8	76
Singapore	0.6	0.7	0.8	1.0	1.2	1.5	25
South Korea	3.3	4.3	5.6	7.3	9.4	11.8	49
Taiwan	1.0	1.3	1.7	2.3	3.0	4.4	37
Indonesia	0.3	0.4	0.4	0.8	1.1	1.5	34
Malaysia	0.4	0.7	0.7	1.0	1.3	1.9	32
New Zealand	0.6	1.0	1.1	1.3	1.5	1.7	22
Philippines	0.3	0.4	0.5	0.7	0.8	1.1	33
Thailand	0.3	0.5	0.6	0.8	1.2	1.5	33
Vietnam	0.0	0.1	0.1	0.32	0.3	0.4	51
Total	**14.5**	**19.6**	**26.3**	**35.3**	**46.7**	**63.6**	**40**

Source: Internet Asia, 2000

Note: Figures in years 1999 through 2003 represent estimates made by Internet Asia

The rapid growth in the Internet market in Asia (excluding Japan) is due to increasing usage of personal computers, development of the WEB, the introduction of user-friendly navigating tools and utilities and the growth in the number of informational, entertainment and commercial applications available on the Internet. With the reducing cost of Internet infrastructure, improved security and increased value added services, the use of the Internet to conduct commercial activities on the Internet will become more popular in Asia (excluding Japan). IDC predicts that the Internet commerce market in Asia (excluding Japan) will increase dramatically from approximately US$1,872 million in 1999 to approximately US$32,592 million in 2003, indicating a CAGR of 104%. It is anticipated that there will be an increasing number of companies to adopt Internet as a means of communications and trading platforms.

THE DEVELOPMENT OF E-BUSINESS IN ASIA

The Internet enables commercial enterprises to trade globally. The WEB enables inexpensive inter-networking which is important for running a cost efficient company. The Internet enables businesses to better manage their operations, reducing both product and process costs. This drives the adoption of e-Business over the Internet.

The following diagram illustrates the expected e-Business revenue growth in Asia Pacific:


Internet Commerce Revenue (US$m)
Internet Commerce Revenue in Asia Pacific
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1997
1998
1999
2000
2001
2002
2003

Source: IDC 1999

Note: Figures in years 2000 through 2003 represent estimates made by IDC.

IDC predicted in 1999 that the e-Business revenue in Asia Pacific would be expected to increase from approximately US$1.9 billion in 1999 to approximately US$32.6 billion in 2003, representing a CAGR of approximately 104.2% during this period. It is also anticipated that the share of e-Business in Asia Pacific will experience a dramatic shift from a mere 5% in 2000 to about 12% in 2005; whereas, the US share will decline from approximately 41% to approximately 36%. While experiencing the gloom for the US Internet market, IDC still predicts a boom for Asia's e-Business market and continued investments in Internet-related spendings.

INTRODUCTION

The Group is one of the leading distributors of computer components, mainly boxed CPUs, in Hong Kong and the PRC. The Group also engages in the distribution of IT products such as networking products and servers, and the provision of integrated e-enabling solutions in Hong Kong and the PRC. The Group is one of the principal authorised distributors of Intel to distribute Intel's products including boxed CPUs, boxed motherboards and networking products in the PRC and Hong Kong. As the Group's distribution business becomes more established and stable, the Group has gradually extended its business focus to the provision of e-enabling solutions and technical support services. The Directors believe that the advocacy in Internet applications provides huge opportunities for the development of e-Business in Hong Kong and the PRC, and the successful development of e-Business depends upon the availability of reliable network infrastructures and software applications so that individuals and businesses can effectively communicate and conduct business transactions online. To exploit this rising opportunity, the Group has lined up with various hardware developers aiming to provide reliable network infrastructure support to Internet data centres, government organisations and business corporations in the PRC and Hong Kong. Utilising the software capability of renowned software application providers, the Group is able to provide advanced and cost effective e-enabling solutions to commercial enterprises and organisations in the PRC and Hong Kong, and enable them to conduct businesses over the Internet.

The Group is principally engaged in two major scopes of business: (i) the distribution of computer components and IT products including boxed CPUs, boxed motherboards, networking products and other computer peripherals; and (ii) the provision of e-enabling solutions and technical support services. The following table illustrates the breakdown of the Group's turnover and gross profit of each of its business activities during the Track Record Period:

	Year ended 31 December						Three months ended 31 March 2001	
	1998		1999		2000			
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Turnover								
Distribution of computer components and IT products	558,236	96.2	713,789	95.1	882,590	90.2	291,613	94.7
Provision of e-enabling solutions	21,861	3.8	36,643	4.9	96,077	9.8	16,217	5.3
Total	580,097	100	750,432	100	978,667	100	307,830	100
Gross Profit								
Distribution of computer components and IT products	15,978	100	26,836	80.2	90,961	80.2	28,492	81.8
Provision of e-enabling solutions	(480)	–	6,642	19.8	22,502	19.8	6,324	18.2
Total	15,498	100	33,478	100	113,463	100	34,816	100

At present, the Group has nine exclusive PRC sub-distributors to access over 5,000 non-exclusive GIDs, 700 VARs and corporate customers in 17 major cities in the PRC, and has direct access to over 700 non-exclusive GIDs in Hong Kong. With the established distribution network and client base, the Group is prepared to capture the opportunities in the growing e-Business market. As described in the section headed "Industry Overview", the demand for the Internet, networking infrastructure equipment and e-enabling solutions services in the PRC and Hong Kong is expected to surge in the future. The business objective of the Group is to become one of the leading value-added distributors of computer components, IT and networking products and a major e-enabling solutions provider in the PRC and Hong Kong, and with the principal strengths of the Group, the Directors believe that the Group is able to maintain the competitiveness in its distribution business and to compete in the e-enabling solutions markets in Hong Kong and the PRC.

HISTORY AND DEVELOPMENT

The history of the Group dates back to 1995 when Mr. Yu set up A-Gate International Limited (currently known as Ariel International Technology Company Limited), a wholly owned subsidiary of the Group, in Hong Kong to engage in the trading of PC components and products. Mr. Yu had about seven years of experience in the distribution of PC components in Taiwan before he developed his business in Hong Kong in 1995. At that time, Mr. Yu anticipated that the PRC, in view of its rapid economic development and large population, would provide the best business opportunity for the distribution of PC components and IT products in the Asia Pacific region. To exploit this emerging opportunity, he entered the Hong Kong market as the Group's base for expansion into the PRC market.

Artel Industries (formerly known as Arcon Industries Limited) commenced its business in 1997, and became the Group's principal distribution vehicle. Artel Industries was initially engaged in the distribution of PC components in Hong Kong, and entered into the PRC market as early as 1997. With the track record of the Group and Mr. Yu's solid experience in the distribution business, Artel Industries was appointed to be one of the authorised distributors of Intel in the PRC in August 1997. In 1999, Intel further appointed Artel Industries as an authorised distributor for Intel products including boxed CPUs, boxed motherboards and networking products in the PRC and Hong Kong (for information regarding the business relationship and the terms of distribution agreement entered into between the Group and Intel, please refer to the paragraph headed "Relationship with Intel" in this section of the prospectus for further details).

The Company was incorporated as an exempted company with limited liability in the Cayman Islands in December 2000 in the name of Arcon Group Holdings Limited. In July 2001, it changed its name into Artel Solutions Group Holdings Limited to address its business objective in the development of e-enabling solutions.

Intel currently has five authorised distributors in the PRC, only two of which, including the Group, are authorised to distribute its major line of products including boxed CPUs, boxed motherboards and networking products. In 1999, the Group was selected by Intel again to be one of the ten authorised distributors in Hong Kong.

The Directors believe that the Group has been recognised by Intel as one of its important authorised distributors in the PRC and Hong Kong. Due to the Group's success in the distribution of Intel's products, Artel Industries was conferred with the "Number One Distributor" award for Intel's networking interface cards and boxed motherboards in Asia Pacific in 1999 and the "One of the Largest Distributors" award for Intel's boxed CPUs in Asia Pacific in 2000 and the first and second quarters of 2001.

The co-operation with Intel is of great importance to the Group's business. At present, Intel is the largest semi-conductor manufacturer in the world and one of the major network infrastructures equipment providers. Due to the Group's presence and its established distribution network, the Group has further extended its business from the traditional distribution business to the provision of e-enabling solutions services. The Group's e-enabling solutions services are dedicated to the integration of networking hardware and software applications into one total solution to suit the needs of customers.

The Group has access to technical and marketing support from Intel through the solution centre and joint promotion programs established and organised by Intel. With access to Intel's technical and marketing support, the Group is able to provide an advanced and cost effective EBNI Solution to its customers. The Group's effort in developing the EBNI Solution market has also been recognised by Intel. In 2000, Artel Industries was conferred by Intel with the "Best Project Support Team" award for Internet data centre projects in the Asia Pacific region.

The Directors anticipate that the demand for Internet and networking infrastructure equipment and e-enabling solutions will surge in the coming years. ASEP Solutions Limited was therefore incorporated in February 2001 mainly to engage in the provision of e-enabling solutions to corporate customers. In order to strengthen the Group's market position in providing tailor-made e-enabling solutions and technical capabilities, the Group has lined up with several major hardware and software developers to form co-operative business partnership for the PRC and Hong Kong markets. The addition of new lines of products can be either distributed on a stand-alone basis through the Group's established distribution channel to end-users or integrated as e-enabling solutions to enterprises and organisations.

In February 2001, the Group entered into a non-exclusive distribution agreement with NetScreen to distribute its network security products in Hong Kong and the PRC. NetScreen is one of the leading providers of ASIC-based Internet security appliances and systems that deliver high-performance firewall, VPN, and traffic shaping functions to e-Business service providers and enterprises. The addition of NetScreen products enhances the system performance and manageability in a comprehensive security platform for the Group's customers. During the same period, the Group has entered into an exclusive distribution agreement with MBR for the distribution of its customs declaration software in the PRC.

In March 2001, the Group has been granted the exclusive distribution agreement from Millennium for the distribution of Epicor's software applications in the PRC. In the same year, the Group entered into a non-exclusive distribution agreement with F5 Networks for the distribution of F5 Networks products in the PRC and Hong Kong. F5 Networks is a US based Company which develops and markets Internet traffic management products to enable companies to provide reliable access to their mission-critical Internet applications.

In June 2001, the Group entered into a non-exclusive distribution agreement with HP for the distribution of HP's server appliances and storage products in the PRC. HP is one of the largest computer and networking equipment providers in the world.

Headquartered in Hong Kong, the Group has access to over 700 Hong Kong based GIDs directly. For the Group's PRC operation, it has nine PRC sub-distributors covering 17 major cities in the PRC including Beijing, Shanghai, Guangzhou, Chengdu, Shenyang, Wuhàn, Nanjing, Chongqin, Jinan, Zhengzhou, Fuzhou, Xian, Kuenming, Harbin, Lanzhou, Urumuqi and Hangzhou with a total catchment of over 5,000 GIDs and 700 VARs and corporate customers. The GIDs located in Hong Kong and the PRC are non-exclusive to the Group and any other Intel's authorised distributors. Although the GIDs can be accessed by all Intel's authorised distributors

in the region, each of the authorised distributors must formulate its own strategies and business plans with the GIDs in many aspects such as logistics and distribution flow, marketing and promotion, training and after-sales support.

GROUP STRUCTURE

On 29 August 2001, the Group completed the Reorganisation in preparation for the listing of the Shares on the Stock Exchange and, as a result, the Company became the holding company of the Group. Details of the Group's Reorganisation are set out in the paragraph headed "Group reorganisation" in Appendix V to this prospectus. The following chart sets out the corporate structure and business activities of the Group upon the completion of the Share Offer (assuming the Over-allocation Option not being exercised):


Mr. Yu
100%
E-Career
(incorporated in BVI)
Investment holding
Public
75%
25%
Artel Solutions Group Holdings Limited
宏通集團控股有限公司
(incorporated in the Cayman Islands)
Investment holding
100%
Artel International Holdings Limited
(incorporated in BVI)
Investment holding
100%
Artel Computer Solutions Limited
(incorporated in BVI)
Investment holding
Artel e-Solutions Limited
(incorporated in BVI)
Investment holding
Ariel International Technology Company Limited
泓磊國際科技有限公司
(incorporated in HK)
Trading of netwoking equipment
Best Hero Limited
星翁有限公司
(incorporated in HK)
Trading of computer components
ASEP Solutions Limited
宏碩科技有限公司
(incorporated in HK)
Provision of e-enabling solution and technical services
Artel Industrial Limited
宏恩國際有限公司
(incorporated in HK)
Trading of computer components and networking equipment
Taiwan Branch
Advance Great Limited
倡力有限公司
(incorporated in HK)
Trading of computer components
Davidson Overseas Assets Limited
(incorporated in BVI)
Dormant
亞邦電腦國際貿易(上海)有限公司
(incorporated in the PRC)
Trading of computer components and networking products, and provision of related technical support and after-sales services

DISTRIBUTION OF CPUS, MOTHERBOARDS AND NETWORKING PRODUCTS

The Group is a major distributor of Intel for the distribution of Intel products including boxed CPUs, boxed motherboards and networking products in the PRC and Hong Kong. CPUs sold by the Group include the Pentium series of products. Networking products sold by the Group include routers, servers, network interface cards, hubs, switches, storage and e-mail stations, and other high-end networking products dedicated to the development of network environment.

Revenue contributed by the Group's distribution business by product

The sales and the percentage of sales of the Group's distribution business in relation to each major line of products for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 is as follows:

	Year ended 31 December						Three months ended 31 March 2001	
	1998		1999		2000			
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
CPUs	522,389	93.6	620,742	87.0	789,816	89.5	272,866	93.6
Motherboards	11,101	2.0	43,609	6.1	23,696	2.7	12,385	4.2
Networking products	19,662	3.5	43,666	6.1	47,200	5.3	5,719	2.0
Other computer peripherals	5,084	0.9	5,772	0.8	21,878	2.5	643	0.2
Total revenue of the distribution business	558,236	100	713,789	100	882,590	100	291,613	100

All CPUs distributed by the Group during the Track Record Period were manufactured by Intel. The majority of networking products and motherboards distributed by the Group during the Track Record Period were manufactured by Intel, whilst other computer peripherals, including mainly chip sets, hard disks and RAMs, were manufactured by other independent suppliers. For further information regarding the geographic breakdown of the Group's turnover and profit during the Track Record Period, please refer to Note 3 in Appendix I to this prospectus.

According to the distribution agreement with Intel, the Group is entitled to a stock rotation arrangement with Intel under certain circumstances. Stock rotation is an arrangement implemented by Intel with its authorised distributors to protect them from potential loss on slow moving stocks. Such arrangement applies to all Intel's authorised distributors who may request twice a year for the return of slow moving products purchased directly from Intel. Stock rotation is available if the product returned is (i) listed in Intel's then distributor list; (ii) in the original unopened package; and (iii) accompanied by a purchase order for product(s) of equal or greater value. Returned stocks are calculated at cost in setting off new purchase made by the Group from Intel. Maximum entitlement of such returns is limited to certain percentages ranging from 2% - 10%, which may vary from products to products, of the net purchases by the authorised distributor during the previous six months from the date of application made by the Group. For each of the three years ended 31 December 2000 and the three months ended 31 March 2001, the Group's returned products under the stock rotation arrangement with Intel and defective goods returned to Intel amounted to approximately HK$9.5 million,

HK$3.5 million, HK$9.5 million and HK$2.7 million respectively, or representing only approximately 1.6%, 0.5%, 1.0% and 0.9% of the Group's total turnover respectively. In addition, the Group did not make any provision on inventories during the Track Record Period.

CPUs and Motherboards

CPUs	–	the CPU is the most important component and the brain of the computer, sometimes referred to simply as the "processor" or "central processor" it is where most calculations of the computer take place. In terms of computing power, the CPU is the most important element of a computer system, it performs arithmetic and logical operations as well as executing and extracting instructions from the computer's memory. On personal computers and small work stations, the CPU is housed in a single chip called a "microprocessor", yet on large machines, CPUs require one or more printed circuit boards. CPU is the most important product line of Intel and the Group. The sales of CPUs during the Track Record Period were all manufactured by Intel. The sales of CPUs for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 amounted to approximately HK$522.4 million, HK$620.7 million, HK$789.8 million and HK$272.9 million, representing approximately 90.1%, 82.7%, 80.7% and 88.6% of the Group's total turnover respectively.
Motherboards	–	the motherboard is the principal component of a personal computer. As the main circuit board of a personal computer, it typically contains CPU, basic input/output system ("BIOS"), memory, mass storage interfaces, serial and parallel ports, expansion slots and all the controllers required to control standard peripheral devices, such as the display screen, keyboard, and disk drive. The majority of motherboards distributed by the Group were manufactured by Intel and the Group recorded only approximately HK$0.1 million for the sales of "non-Intel" motherboards during the entire Track Record Period. The sales of Intel motherboards for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 amounted to approximately HK$11.1 million, HK$43.6 million, HK$23.7 million and HK$12.4 million, representing approximately 1.9%, 5.8%, 2.4% and 4.0% of the Group's total turnover respectively.

Networking products

The majority of networking products distributed by the Group during the Track Record Period were manufactured by Intel. The sales of networking products for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 amounted to approximately HK$19.7 million, HK$43.7 million, HK$47.2 million and HK$5.7 million respectively, representing approximately 3.4%, 5.8%, 4.8% and 1.9% of the Group's total turnover during the same periods respectively. The networking products that the Group distributes included the following:

routers	–	the router is a device that connects a number of LAN. Routers use headers and a forwarding table to determine where a packet of data should go, and

they use Internet control message protocol to communicate with each other and configure the best possible route between any two hosts. The router's primary function is to transmit data, yet it does not filter or configure the type of data that goes through it. The Group sources its routers from Intel.

servers	–	the server is a computer or device on a network resources. Servers are often dedicated, which means they perform no other tasks besides their server tasks. For instance, a "file server" is a computer and storage device dedicated to storing files; a "print server" is a computer that manages one or more printers; a "network server" is a computer that manages network traffic, and a "database server" is a computer system that processes database queries. The Group principally distributes Intel's "White Box" series server products and server products manufactured by F5 Networks and HP.
network interface cards	–	in order for a computer to be connected to a network, it must install a network interface card, which is an expansion board that can be inserted to a computer for this purpose. Most network interface cards are designed for a particular type of network, protocol and media, though some can serve multiple networks. The Group distributes network interface cards manufactured by Intel.
hubs and switches	–	a hub is a common connection point for devices in a network and commonly used to connect segments of a LAN. A hub contains multiple ports, and when a packet arrives at one port, it is copied to the other ports so that all segments of the LAN can have access to all packets. There are three types of hubs, a "passive hub" serves simply as a conduit for the data, enabling it to go from one device to another; an "intelligent hub" enables an administrator to monitor the traffic passing through the hub and to configure each port in the hub, and a "switching hub" reads the destination address of each packet and forwards the packet to the correct port. In networks, a device that filters and forwards packets between LAN segments is called a switch. Switches can support any packet protocol, and LANs can also use switches to join segments. The Group distributes hubs and switches manufactured by Intel.
storage and e-mail stations	–	a storage station is a device that holds and retains data and an e-mail station is a device that stores and transmits e-mail files. The Group distributes storage and e-mail stations manufactured by Intel.

Other computer peripherals

Other computer peripherals distributed and sold by the Group mainly includes chip sets, hard disks and RAMs, which are sourced from suppliers other than Intel. The sales of other computer peripherals for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 amounted to approximately HK$5.1 million, HK$5.8 million, HK$21.9 million and HK$0.6 million respectively, representing approximately 0.9%, 0.8%, 2.2% and 0.2% of the Group's total turnover respectively.

Workflow of the Group's distribution business

The following chart illustrates the typical workflow of the Group's distribution business, please refer to the paragraphs headed "Suppliers, purchases and rebate schemes" and "Sales and marketing" in this section of the prospectus for information regarding the details of this workflow.

Typical Workflow for Channel Distribution


Hardware and Software Developers
• formulate marketing strategies
• logistics and channel management
Artel
China Market
Hong Kong Market
Import Agents
• arrange import and custom clearance
PRC Sub-distributors
Over 5000 GIDs
Over 700 VARs
corporate customers
Over 700 GIDS
- - - strategies and arrangement implemented by the Group to facilitate the distribution flow
—— direct access or distribution movement by the Group or its PRC sub-distributors

PROVISION OF E-ENABLING SOLUTIONS

All of the Group's revenues and profits in respect of the provision of e-enabling solutions during the Track Record Period were derived from the provision of the EBNI Solution. The ASEP Solution is a newly developed solution platform launched by the Group in June 2001 and hence it did not contribute any income to the Group during the Track Record Period. Revenues generated from the EBNI Solution were approximately HK$21.9 million, HK$36.6 million, HK$96.1 million and HK$16.2 million for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 respectively, representing approximately 3.8%, 4.9%, 9.8% and 5.3% of the Group's total turnover during the same periods respectively. Gross profits generated from the EBNI Solution were approximately HK$6.6 million, HK$22.5 million and HK$6.3 million for each of the two years ended 31 December 2000 and the three months ended 31 March 2001 respectively, or representing approximately 19.8%, 19.8% and 18.2% of the Group's total gross profit during the same periods respectively.

The Group has been one of the major authorised distributors of Intel for the distribution of the EBNI Solution products in the PRC and Hong Kong since October 1997. The EBNI Solution products distributed by the Group during the Track Record Period include servers, accelerator appliances, traffic management appliances, cache appliances and VPN gateways manufactured by Intel.

Since early 2001, the Group has successfully obtained a number of distributorships from various leading hardware and software developers in relation to the EBNI Solution, including HP, F5 Networks and NetScreen. With the distributorship of a wide range of e-enabling network infrastructures and software applications and the Group's own technology know-how, the Group has extended its operational focus from the traditional distribution of computer components and IT products to the provision of e-enabling solutions. The e-enabling solutions provided by the Group consist of two core solutions; namely, the EBNI Solution and the ASEP Solution. For each individual solution, the Group has appointed and collaborated with a number of SAPs to provide fully integrated implementation services in serving corporate customers in the PRC and Hong Kong.

As at the Latest Practicable Date, the Group has lined up the following hardware and software suppliers for the integration and implementation of its EBNI Solution and ASEP Solution:

	EBNI Solution	**ASEP Solution**
Hardware and software suppliers	• Intel • HP • F5 Networks • NetScreen	• Epicor • MBR • NandaSoft • Peramon

For further details regarding the distribution agreements between the Group and the above suppliers, please refer to the paragraph headed "Suppliers, purchases and rebate schemes" in this section of the prospectus.

Development of the EBNI Solution

The EBNI Solution is an implementation of a comprehensive networking system for Internet data centres, government organisations and commercial enterprises who need:

- e-Business services such as data storage, e-mail, Web design consultation and Internet storefronts;

- hardware infrastructure, software tools and data processing applications such as servers, database and data processing engines; and

- the secured Internet and LAN-to-WAN access points, including domain names, high-speed communications lines, the most up-to-date connection technologies such as DSL, ATM and VPN and network security applications such as firewalls.

Due to increasing popularity of e-Business in the PRC and Hong Kong, the Directors believe that the demand of the EBNI Solution will continue to grow in the near future.

The following diagram illustrates the building structure of e-Business network infrastructure, which includes the integration of the following networking equipment:

eBusiness Network Environment


Clients
Backbone
Firewall
Front-end
(Net Servers)
Mid-Tier
(Application Servers)
Back-end
(Database Servers)
Router
Switch
Internet
Intranet

Utilising a series of EBNI Solution products and the technical support from hardware and software developers, the whole EBNI Solution is an integration of a chain of network related hardware and software products and solutions. The implementation of the EBNI Solution aims to provide customers with a reliable server, network connectivity and technical skill necessary to keep the stability, operating performance, security and scalability of their network environments, and any upgrade of their existing systems can easily be accomplished by integrating additional hardware components. Brief descriptions of some major EBNI Solution components are as follows:

Servers

Servers in the EBNI Solution network must ensure the performance and reliability of a network environment. In addition, scalability is of equal importance for servers to cater for unexpected load or seasonal fluctuations in volume flows.

Accelerator appliances

An accelerator is a specialised appliance designed to optimise processing speed of the specific data, such as SSL or XML. An accelerator appliance must be included as part of an EBNI network configuration to optimise performance and provide security that handle CPU-intensive or high-bandwidth tasks such as:

- encryption/decryption of SSL-encoded e-commerce transactions
- encryption/decryption of XML-encoded B2B transactions
- management of traffic among WEB servers

Traffic management appliances

A traffic director is a specialised appliance designed to balance traffic among servers, WEB sites or server farms. A traffic director uses actual response times to adjust and balance customer needs according to priority and service level agreements. Traffic director can be categorised as single-site which manage traffic among servers at a single WEB site or multi-site traffic director for managing traffic among different WEB sites at geographically diverse data centres.

Cache appliances

A cache is a device or software that sits between a WEB server and its clients. It monitors client requests for HTML pages and other static WEB content and it also saves a copy of the requested content in its memory. When a subsequent request for the same content passes through the cache, the cache serves up its copy of the requested content without forwarding the request to the origin server. Because the WEB content is delivered from the cache that resides closer to the client instead of from the origin server, the client receives the requested content faster. Caching reduces traffic over the link to the origin server. In addition, once WEB content has been replicated to multiple servers or server farms, the e-Business system becomes more fault tolerant.

Firewall

A firewall is a system designed to prevent unauthorised access to or from a private network. Firewalls can be implemented as a hardware or a software, or a combination of both. Firewalls are frequently used to prevent unauthorised Internet users from accessing private networks connected to the Internet.

The development of the EBNI Solution is one of the major business development strategies of the Group. Due to the advocacy in Internet applications and the evolution of e-Business, the demand for network infrastructure equipment market and related professional consulting services are expected to surge. Utilising on the leading position of Intel and HP in the networking equipment market and the Group's solid client base and distribution network, the Directors believe the Group's EBNI Solution will continue to contribute significantly to the development of the Group's e-enabling solutions business in the near future.

Formation of the Artel Secure e-Service Platform (ASEP) Solution

The ASEP Solution is an open-ended system platform, which the Group assembles or integrates different application software solutions supplied by various software developers as total solutions that serve the demands for e-Business of its customers. Since early 2001, the Group had acquired the distributorships of a number of application software such as Epicor's e-Business software and MBR's customs declaration system. These sets of application software, based on the expertise of the Group's R&D team, are capable of being bundled together on a secured collaborative e-Business platform in serving commercial enterprises that wish to conduct businesses over the Internet. In view of the converging developments of offering network based total solutions in e-Business of the telecommunications and IT industries, the Group had engaged Peramon to provide the Group's customers with a wireless access solution for remote access of data and information.

The ASEP Solution Model


Wireless e-Business Solution
Business Intelligence
B 2 B
Transaction Application
Supply Chain Management
CRM
Distribution
Manufacturing
Financial
Electronic Customs
Security Network

The ASEP Solution comprises the major elements in serving commercial enterprises with a one-stop e-Business solution for commercial enterprises that includes the functions of B2B capability, network security, business intelligence, transaction applications, supply chain management, CRM, and ERP. It is designed to automate the traditional operation procedures for enterprises in both front and back office management. The ASEP Solution creates a centralised trading and information management platform which allows enterprises to perform data analysis, customisation, and information exchange. This solution platform allows end users to operate at both front and back end offices of an organisation in a highly secured network environment through multiple access points from devices such as PCs, work stations, mobile telephones and PDAs.

Functions of the ASEP Solution


Firewall
Customers
Order processing platform
Business decision
Production management
Inventory management
Customer trading platform
ERP
Supply chain management
Back office management
Cellular Phone
Customers
B2B
CRM
Front office Management
Internet
PDA
Portable PC
Wireless application solution

The ASEP Solution is a newly developed e-enabling solution launched by the Group in June 2001. The Group mainly markets the ASEP Solution to its existing customer base by direct marketing in Hong Kong and by utilising the Group's SAP channel in the PRC, and with emphasis on Internet data centres, which will in turn offer the Group's ASEP Solution as value added services to their end users. It is the Group's strategy to leverage on the market influence of Intel and HP, particularly in the PRC. Intel assists the Group in evaluating and optimising the Group's ASEP Solution through its Intel solution centre, and also recommends the ASEP Solution to Intel's other customers and channel partners in the PRC. In addition, the Group has co-operated with a Taiwanese business association in the PRC since March 2001 to market the ASEP Solution in the PRC.

Typical Workflow for E-enabling Solutions Implementation

Responsibilities	Workflow	Description
Artel/SAPs	 **Sales Lead**	• Identify potential customer • Understand customer's need • Create customer's need • Customer relationship building and management
Artel/SAPs	 **Pre-Sales**	• Products presentation and demonstration • Addressing customer's need • Building customer's confidence on solution
Artel/SAPs	 **Analysis & Design**	• Gap analysis • Solution design • Proposal preparation, presentation and demonstration
SAPs	 **Order Taking & Delivery**	• Close order & contract signing • Place order • Product delivery
SAPs/Artel/hardware and software developers	 **Installation**	• Quality control of the product received • Installation of the solution
SAPs/Artel/hardware and software developers	 **Acceptance Testing**	• Test run of the solution • Fine tuning of the solution • Report on the testing and get the acceptance from customer
SAPs/Artel/hardware and software developers	 **Training**	• Product training to customer • SAPs provide first level training to customers • Artel/hardware and software developers provide training to SAPs
SAPs/Artel/hardware and software developers	 **Support & Maintainence**	• Technical support, on-line and on-site • Product maintainence • Return of defective products • SAPs provide front level support/ Artel, hardware and software developers provide back level support

PARTICULARS OF THE GROUP

E-enabling Solutions Application Chain



Hardware Developers
Software Developers
– Reliable hardware and infrastructure equipment
– EBNI Solution support
– Technical and marketing support
– Application software
– Technical and marketing support
ARTEL
Provision of IT infrastructure and network application solution
SAPs
– Local presence
– Technical and fulfilment support
Large companies engaged in e-Business including education, banking, securities trading, manufacturing, etc.
ISPs/ Internet Data Centres operators
Small and medium sized companies engaged in e-Business

The position of the Group in its e-enabling solutions application chain is to act as an integrator of hardware and software products supplied by renowned developers, and as a provider of integrated e-enabling solutions that satisfies various e-Business needs of small to large commercial enterprises from different industries through the ASEP Solution and the demand for building effective networking infrastructure by Internet data centres, ISPs and large commercial enterprises through the EBNI Solution, by utilising its SAPs distribution channel.

SUPPLIERS, PURCHASES AND REBATE SCHEMES

Suppliers and purchases

Intel, the leading global semi-conductor manufacturer, has been the key business partner and major supplier of the Group since 1997. Intel's major products include microprocessors, chipsets, flash memory products, and networking and communications products. To extend its leading role in the new Internet economy, Intel also provides Internet and network infrastructure equipment and solutions to commercial enterprises. In the first quarter of 2001, Intel has an approximately 91% market share in the worldwide CPU market and the Directors expect that Intel will continue to dominate this market.

The Group has been a distributor of Intel since 1997. The distribution agreement entered into between Intel and the Group is automatically renewed annually unless either party formally informs the other of its intention not to renew at least 30 days prior to the renewal date. No formal correspondence or meeting will be exchanged or held before the annual renewal. The aforesaid distribution agreement does not contain any penalty or compensation clauses upon the termination by any party. Purchases of boxed CPUs, boxed motherboards and networking products by the Group are made directly from Intel, based on the single price list provided by Intel to its authorised distributors from time to time according to market conditions. For each of the three years ended 31 December 2000 and the three months ended 31 March 2001, purchases from Intel, the single largest supplier of the Group, accounted for approximately 85.8%, 89.1%, 98.1% and 99.5% of the total purchases of the Group respectively. During the same period, the Group's five largest suppliers combined accounted for more than 99.0% of the total purchases of the Group.

As far as the Directors are aware, the distributorship between Intel and each of its authorised distributors is made on a non-exclusive basis, all of the Intel's authorised distributors may enjoy the same access to the GIDs and VARs in the respective geographic region. The Group is independent to other authorised distributors of Intel in Hong Kong and the PRC.

The Group usually places a master order on a monthly basis to Intel with weekly adjustments mainly on the delivery date, and Intel will then provide shipment details to the Group for further handling. Shipments from Intel will be made directly to either the Group's warehouses in Hong Kong or the designated import agents in the PRC for customs clearance and delivery of products to the Group's PRC sub-distributors. Once the products are shipped, Intel will issue sales invoices to the Group. The titles of the products purchased from Intel belong to the Group when the products are delivered to the relevant port of destination, and there are no consignment sales made by the Company on behalf of Intel. Based on the established relationship with Intel, the Group is entitled to a stock rotation arrangement under certain conditions as described under the paragraph headed "Stock control and payments" in this section of the prospectus. It allows the Group to exchange slow moving stocks for other Intel's products in order to avoid any potential losses to the Group.

The Group recorded purchases from Ariel Computer of approximately HK$64.2 million and HK$5.7 million for each of the two years ended 31 December 1999 respectively, representing approximately 11.4% and 0.8% of the Group's total cost of sales during the same periods respectively. The Group's transactions with Ariel Computer have ceased since August 2000. As at the Latest Practicable Date, none of the Directors, their associates or any shareholder of the Company (who or which to the knowledge of the Directors owned more than 5% of the Company's issued share capital) had any interest in any of the Group's five largest suppliers.

Distribution agreements

The following table summarises the products, duration and renewal terms of the Group's major distribution agreements in force between the Group and its major suppliers during the Track Record Period:

Name of supplier	Major product	Length of business relationship	Renewal term
Intel	boxed CPUs, boxed motherboards and networking products	11.08.1997 – LPD	renewable on 1 January each year, and will be automatically renewed annually unless either party notifies the other at least 30 days prior to the renewal date. No formal correspondence or meeting will be necessary for the annual renewal
NetScreen	embedded network security system	01.02.2001 – LPD	automatically expires two years after the effective date
MBR	transaction application software comprising customs declaration system, human resources and payroll management system and B-to-B application system	28.02.2001 – LPD	renewable automatically annually based on the Group's sales performance
Millennium	Epicor's CRM and ERP software	01.03.2001 – LPD	renewable automatically annually unless either party notifies the other not to renew at least 3 months prior to the expiry date
F5 Networks	networking and server products	29.03.2001 – LPD	renewable automatically annually unless either party notifies the other not to renew at least 30 days prior to the expiry date

Name of supplier	Major product	Length of business relationship	Renewal term
HP	server appliances and storage products	01.06.2001 – LPD	the initial term of the agreement is 12 months, the terms of the agreement will be reviewed and revised prior to the expiry date

Memoranda of understanding

The following summarises details of the memoranda of understanding entered into by the Group:

Name of supplier	Major product	Length of business relationship	Renewal term
Peramon	wireless access solution	22.06.2001 – LPD	the memorandum of understanding shall be effective until any party gives written notice to the other parties of its intention to withdraw or until it is superseded upon execution of a comprehensive agreement
NandaSoft	network security solution	17.08.2001 – LPD	renewable automatically annually. Either party may terminate the memorandum of understanding by giving 30 days written notice to the other party.

Price protection

Price protection is a policy implemented by Intel to protect only its authorised distributors from the potential loss due to the reduction of purchase price of Intel products. Intel has a right to amend its price list to suit the relevant market conditions if and when necessary. In the case of any price adjustment, Intel's auditors will audit the stock level kept by each of its authorised distributor. Also, each authorised distributor will take record of the quantities being counted together with the goods in transit from Intel's warehouse to the authorised distributor's warehouses in order to apply for price protection. It is calculated based on the actual quantity of products on hand after the audit multiplying the price difference per unit. Intel will issue a credit note to the relevant authorised distributor when such loss due to price reduction occurred and credit its account as purchase discount towards its subsequent purchase.

Rebate schemes

In the distribution industry, it is a common practice for the suppliers to implement an incentive plan by granting rebates to their distributors for encouraging product sales. Intel, the major supplier of the Group, currently operates various rebate schemes to its authorised distributors in respect of the sale of Intel products. The rebate schemes implemented by Intel may vary from time to time based on the actual market conditions and Intel's marketing strategies and perception of a particular product. Intel's authorised distributors would be notified for any changes in the terms of Intel's various rebate schemes by the account manager of Intel or/and via Intel's web sites. Each of Intel's authorised distributors is entitled to the rebates from Intel based on its respective performance and the achievement of sales targets. The sales targets are set by Intel quarterly after consultation with each of its authorised distributors, including the Group, in order to evaluate the performance of the respective authorised distributor. The sales target is varied among different authorised distributors based on the historical performance of each authorised distributor, if and when Intel deems appropriate.

For each of the three years ended 31 December 2000 and the three months ended 31 March 2001, the Group was granted rebates from Intel in the form of sale-out rebate, backend rebate, and Intel rebate program, of which details can be illustrated as below:

	Year ended 31 December			**Three Months ended 31 March**
	1998	**1999**	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Sale-out rebate	13,996	9,710	28,351	10,285
Backend rebate	–	2,043	17,663	7,996
Intel rebate program	4,102	12,163	406	–
	18,098	23,916	46,420	18,281

The sale-out rebate is a performance based rebate scheme calculated based on the volume of a particular product sold by the distributor and the rebate per unit of that product. The terms of which are subject to changes in market conditions. The sale-out rebate is normally granted to the Group by Intel within one to two months after the Group places a weekly sales report to Intel. The Group recorded a sale-out rebate of approximately HK$14.0 million, HK$9.7 million, HK$28.4 million and HK$10.3 million for each of three years ended 31 December 2000 and the three months ended 31 March 2001 respectively. The Directors believe the amount of the sale-out rebate fluctuated due to the changes in Intel's marketing strategy to cope with market situation at that particular time. For instance, the Directors believe that Intel would normally grant a higher sale-out rebates to its authorised distributors for a particular product if Intel expects market competition for that product to be keen or when a new series of products is launched.

The backend rebate is another performance based rebate scheme granted by Intel on a quarterly basis to award competent distributors who have met the relevant sales targets. The Group first received its backend rebate from Intel in 1999 and did not record any backend rebate in 1998. The Intel rebate program is of similar nature as the backend rebate, and Intel therefore terminated the Intel rebate program in 2000, which resulted in the significant increase in backend rebate granted to the Group in 2000 and in the first quarter of 2001.

For each of the three years ended 31 December 2000 and the three months ended 31 March 2001, the total rebates granted by Intel to the Group amounted to approximately HK$18.1 million, HK$23.9 million, HK$46.4 million and HK$18.3 million respectively, representing approximately 3.1%, 3.2%, 5.1% and 6.3% respectively to the Group's cost of sales before deduction of the rebates. Rebates due from Intel are settled by netting off against purchases made by the Group.

Intel intends to continue its policy of making the rebate schemes available to its authorised distributors. The Directors believe that there would not be any significant changes to the current rebate schemes granted to the Group by Intel in the future.

Stock control and payments

Stock control is of great importance particularly for the distribution and trading business. The Group has a stock rotation arrangement with Intel to avoid redundancy and obsolescence of Intel products. Stock rotation is an arrangement implemented by Intel with its authorised distributors to protect them from potential loss on slow moving stocks. Such arrangement applies to all Intel's authorised distributors who may request twice a year for the return of slow moving products which are purchased directly from Intel. Stock rotation is available if the product returned is (i) listed in Intel's then distributor list; (ii) in the original unopened package; and (iii) accompanied by a purchase order for product(s) of equal or greater value. Returned stocks are calculated at cost in setting off new purchase made by the Group to Intel. Maximum entitlement of such returns is limited to certain percentages ranging from 2%-10%, which may vary from products, of the net purchases by the authorised distributor during the previous six months from the date of application made by the Group.

The stock turnover period of the Group during the Track Record Period are follows:

	Year ended 31 December			Three months ended 31 March
	1998	**1999**	**2000**	**2001**
Stock turnover period	27 days	27 days	49 days	57 days

The stock turnover periods of the Group for the year ended 31 December 2000 and the three months ended 31 March 2001 increased significantly as compared with each of the two years ended 31 December 1999 due to the large amount of stocks purchased by the Group near the end of 2000 and in the first quarter of 2001 to cope with the expected surge in market demand in the first and second quarters of 2001. For each of the three years ended 31 December 2000 and the three months ended 31 March 2001, the Group's returned products under the stock rotation arrangement with Intel and defective goods returned to Intel together amounted to approximately HK$9.5 million, HK$3.5 million, HK$9.5 million and HK$2.7 million respectively, or representing only approximately 1.6%, 0.5%, 1.0% and 0.9% of the Group's total turnover respectively. The Group did not make any provision on inventories during the Track Record Period.

The Group has a warehouse of 3,000 square feet in its Hong Kong office. All stocks are kept in the warehouse and access to the warehouse is restricted only to authorised personnel of the Group. The Group also leases a bonded warehouse in the Beijing airport for stocks to be collected by its PRC sub-distributors and other customers.

The Group will reconcile the stock worksheet prepared by the warehouse supervisor and the respective stock ledgers kept by its accounting department to ascertain the balance of stock on a daily basis. Physical stock counts are conducted on a weekly basis. Database reports on stock movements are produced for review by the senior management on a weekly basis.

The inventory level and aging status of the Group's products kept in the Hong Kong and the PRC warehouses are closely monitored by the senior management. Fast and slow moving products are identified to facilitate the Group's purchase with Intel and to form marketing strategies with the PRC sub-distributors, GIDs and VARs. Stock provisions will be reviewed by the Group with reference to factors such as product obsolescence due to technological changes and marketability, availability of protection under price protection, stock rotation, return of defective goods and Intel's future channel management program.

Normal credit terms granted to the Group by its major suppliers range from 30 days to 365 days on an open account basis. The credit terms granted by Intel to the Group is normally 45 days. Pursuant to the distribution agreement between the Group and Intel, Intel has granted to the Group a normal credit term of up to 45 days for CPUs, and for some high-end networking products, the credit term may be extended up to 12 months. As payments made by the Group to its major suppliers are primarily denominated in US$, no hedging policy for foreign exchange has been made during the Track Record Period. The Group usually pays its suppliers by way of letters-of-credit or telegraphic transfers. The Directors confirm that as at the Latest Practicable Date, the Group has not experienced any difficulties of payment to its suppliers. Credit terms given by the Group's major suppliers are summarised as follows:

Suppliers	**Products**	**Open account credit terms**
Intel	CPU/motherboards	45 days
Intel	networking products	45 days; for EBNI Solution projects, up to a maximum of 12 monthly installments.
NetScreen	Internet security networking products	30 days
F5 Networks	networking server products	60 days
Millennium	Epicor Software	105 days
MBR	customs declaration system	60 days
HP	server appliance and storage products	Subject to HP's policy

For the year ended 31 December 2000 and the three months ended 31 March 2001, the Group recorded longer accounts payable turnover days of approximately 117 days and approximately 112 days respectively as compared with the normal credit term of 45 days as granted by Intel. The longer turnover days were due to the high year-end balance of accounts payable in 2000. In relation to the Group's business, the purchases and sales in the fourth quarter of a calendar year are normally at the highest level, which may lead to significant increase in its accounts payables. As at 31 March 2001, the trade payable balance of the Group is less than 60 days.

In respect of the accounts receivables, the Group recorded significant increase in its trade debtors balance in 2000 due to the longer credit terms granted to the Group's customers for the Group's e-enabling solution projects in the PRC. As a result, the Group's accounts receivable increased from approximately HK$99.8 million in 1999 to approximately HK$233.3 million in 2000. According to the unaudited management accounts of the Group, as at 30 September 2001, the Group's accounts receivable amounted to approximately HK$257.5 million, or representing an accounts receivable turnover period of approximately 72 days based on

a nine months unaudited turnover of approximately HK$978.8 million for the first three quarters of 2001. The aging of the Group's accounts receivable had improved as compared with that of 31 March 2001 as a result of prompt repayments by customers and the exercise of tighter credit control policies. Credit terms granted by the Group to its customers are summarised as follows:

Products	**Credit terms**
distribution of computer components and IT products	
CPUs	cash on delivery – for Hong Kong market 30 days – for the PRC market
Motherboards	cash on delivery – for Hong Kong market 180 days – for the PRC market
Networking products	180 days
provision of e-enabling solutions	
EBNI Solution	180 days or up to a maximum of 12 monthly installments based on individual project
ASEP Solution	up to 90 days

Quality control and product liability

For the Group's distribution business, products distributed by the Group are tested and packed by their respective hardware and software developers before they are delivered to the Group. The Group does not conduct any quality control procedures as defective products are returned directly to the suppliers.

For the provision of e-enabling solutions, the Group has a team of ten technical support staffs to test the performance of its hardware and software. The Group also collaborates with Intel's solution centre in the PRC which provides independent testing and fine tuning on the compatibility of software and hardware products. The Group is the first business partner of Intel's solution centre in Asia Pacific to select competent hardware and software solutions for testing, optimisation and marketing. In addition, in-house training will be provided by the hardware and software developers to enable the Group's technical staff to become more familiar with the technical requirements of the e-enabling solutions.

The Directors believe that since the Group is a distributor and integrator of hardware and software products, rather than an original manufacture, it should not be exposed to any potential product liabilities associated with manufacturers. The distribution agreements entered into by the Group do not contain any terms that expose the Group to any liabilities for defective goods. During the Track Record Period and up to the Latest Practicable Date, no claims or losses had occurred in relation to products and services provided by the Group. The Group has endeavoured to match the normal warranty periods given to customers with the

warranty periods granted by the suppliers in order to avoid any potential liability risks for products distributed by the Group. The following table summarises the warranty periods given by the Group and the Group's suppliers:

Products	Warranty given by suppliers	Warranty given by the Group
Intel – CPUs	three years	no additional warranty
Intel – networking products	one year or three years	matching with Intel's warranty and no additional warranty is given
Millennium	supplier provides maintenance and support services on a subscription basis	end-users need to pay technical support charge before enjoying the maintenance and support services
	the sole and exclusive remedy of distributor and end-user for any defect or nonconformity in the products is replacement of the defective units	limited to replacement of defective units only
F5 Networks	software warranty – 12 months	matching with supplier's warranty and no additional warranty will be given
	hardware warranty – 12 months	
NetScreen	hardware warranty – one year	matching with supplier's warranty and no additional warranty will be given
	software – 90 days	
MBR	supplier provides maintenance and support services on a subscription basis	end-users need to pay technical support charge before enjoying the maintenance and support services
	supplier provides maintenance and support service and correction of defects during the term of the agreement	no additional warranty
HP	normally ranging from 30 days to lifetime depending on the nature of products	no additional warranty

SALES AND MARKETING

The Group has maintained close business relationships with its PRC sub-distributors and end customers. Sales to the five largest customers of the Group for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 accounted for approximately 69%, 68%, 63%, and 78% of the Group's total turnover respectively, with sales to the single largest customer accounted for approximately 26%, 21%, 45%, and 59% of the Group's total turnover during the same periods respectively.

The Group recorded sales to Ariel Computer of approximately HK$108.5 million, HK$54.2 million and HK$1.0 million for each of the three years ended 31 December 2000, respectively, or representing approximately 18.7%, 7.2% and 0.1% of the Group's total turnover during the same periods respectively. Since the Group's tradings with Ariel Computer have ceased since August 2000, as at the Latest Practicable Date, none of the Directors, their associates or any shareholder of the Company (who or which to the knowledge of the Directors owned more than 5% of the Company's issued share capital) had any interest in any of the Group's five largest customers.

Sales and Marketing Strategies

The Group adopts different sales and marketing strategies in respect of the Hong Kong and the PRC markets due to different product demands and customer requirements.

HK – Quantities oriented

The majority of products sold in Hong Kong are mainly CPUs. The selling price of CPUs fluctuates from time to time according to actual market conditions. Intel has implemented a number of rebate programs to reward authorised distributors who have achieved satisfactory sales performance. The Group's sales strategy is therefore to maximise the quantities of sales while maintaining an acceptable profit margin.

PRC – Channel oriented

For the development of the PRC market, one of the Group's business strategies focuses on channel building. The PRC market is large with each of its province or city having its own marketing and consumption behaviour. Localisation of selling strategies in major cities or locations is essential to cater for the unique needs of different customers. In order to conduct the distribution business effectively, geographical coverage is of great importance. The Group has formulated the following strategies to expand and strengthen its sales network in the PRC:

- Building up an extensive sales network of distributors with quality services

  The Group believes that it has well-established distribution and logistics management, good business relationship with Intel and other hardware and software developers and various levels of distribution channels in the PRC. To avoid the huge time and cost of setting up its own distribution networks in each of the strategic sales points in the PRC, the Group has taken a quicker way to build up its network through forming business co-operation with the PRC sub-distributors.

The Group is responsible for providing logistics, marketing support and training to its PRC sub-distributors and they in turn promote the Group's products and provide basic front-line implementation and after-sales services to end users. As at the Latest Practicable Date, the Group through the presence of its nine PRC sub-distributors is able to manage 15 sales points and 6 liaison and supporting offices in 17 major cities throughout the PRC.

According to the Group's PRC distribution agreements with its PRC sub-distributors, the Group is responsible for formulating overall marketing strategies, while the implementation of these promotion strategies will be executed by the PRC sub-distributors. The Group also has the exclusive right to manage the operation of its distribution channel in the PRC. Presently, all the products sold by the PRC sub-distributors are exclusively sourced from the Group.

- Providing value added solution services to cope with increasing network requirements of end users

Through the support of the PRC sub-distributors and SAPs, the Group is able to provide integrated e-enabling solutions through the integration of software, hardware and technical services on the foundation of its traditional distribution business.

Markets and customers

- *The HK market*

The Group normally places a monthly order with Intel in the first week of each calendar month detailing the purchase for particular types of Intel products. Upon the receipt of product shipments from Intel, the Group will keep the shipment at its warehouses and expect to sell these stocks in one to two weeks. The Group does not trade on an indent basis. It will normally take around four days for products to be delivered to Hong Kong from Intel's warehouses and around one to two weeks for the Group's sales team to sell the products. Upon receipt of purchase orders from customers, the Group will instruct customers to deposit the sales proceeds into the Group's bank accounts before collecting the products from the Group's warehouse.

- *The PRC market*

It usually takes around one week for products to be delivered from Intel's warehouse to the PRC. Sales invoices will be sent to the PRC customers when the products are delivered. In order to comply with the existing PRC import requirements, the Group has entered into tri-party agreements with two authorised import agents and each of the nine exclusive PRC sub-distributors. The Group agrees to sell and the PRC sub-distributors agree to buy the Group's products according to the terms set out in the tri-party agreements. The designated import agent is responsible for arranging all necessary customs clearance in relation to the importation of products from the Group to the PRC sub-distributors. The PRC sub-distributors are required to bear their own costs including VAT, import duties and handling charges for clearance documentation. The Group is not liable to pay additional cost on the products provided.

- *GIDs and VARs*

Intel has implemented a GID program to select and organise competent dealers that are engaged in the dealing of Intel products to provide quality services to the end users of Intel products. Participants are required to purchase Intel products directly from Intel's authorised distributors such as the Group on a non-exclusive basis and must commit a minimum sales based on Intel's requirements from time-to-time. As the Directors

understand, the GIDs and VARs may also distribute products other than Intel's products and source their products from suppliers other than the Group to meet their customers' needs, and they are not entitled to price protection and stock rotation arrangement granted by Intel. Each GID will be monitored and reviewed regularly by Intel for the extension of their Intel dealership.

The Group has two separate teams to cater for the Hong Kong and PRC markets. The Hong Kong team is responsible for marketing to over 700 non-exclusive GIDs of Intel and the Group's corporate customers in Hong Kong. The PRC team is responsible for the PRC market development. The Group's PRC marketing team also provides marketing support and management to the PRC sub-distributors, which cover 17 major cities in the PRC, to serve over 5,000 non-exclusive GIDs, 700 VARs and corporate customers in the PRC.

According to Intel's current distribution arrangements, GIDs and VARs shall purchase Intel products through Intel's authorised distributors on a non-exclusive basis. The Directors believe that Intel will maintain its current distribution channel in the future, because it would be more cost efficient for Intel, as a world class manufacturer, to sell its products to the authorised distributors, such as the Group, instead of selling direct to the large number of GIDs, VARs and sub-distributors around the world, for the following three main reasons: i) in terms of order placement, it would be less costly for Intel to handle a steady flow of monthly or seasonal bulk orders from its authorised distributors instead of gathering countless small orders from all the GIDs and VARs; ii) in terms of order fulfillment and logistics arrangement, it would be more cost efficient for Intel to handle delivery and warehousing of goods to several authorised distributors within a region; and iii) in terms of payment, Intel's credit risk exposure will be reduced by selling products to its authorised distributors with solid financial position, instead of selling to a huge number of GIDs and VARs. Furthermore, Intel would review each of its authorised distributors' audited financial statements each year to ensure their purchasing capabilities.

Credit policy and debtor management

To allow the Group to closely monitor the credit and financial position, serving the needs of its customers while minimising its credit exposure, the Group has implemented its credit policy as follows:

i) normal credit policies are formulated by the heads of different sales units and are approved by the finance department based on certain criteria such as product nature, creditability of customers, and financial position and cash flow of the Group; the Directors will review these credit policies on a quarterly basis;

ii) for sales to customers, normal credit lines can be approved by the respective head of the sales units after necessary consultation with the finance department based on the above criteria, any extension from normal credit line being granted to a particular customer should be initiated by the respective sales manager or/and unit head and approved by the Directors;

iii) for the Group's distribution business, sales made by the Group are normally by cash-on-delivery or a credit term of up to 180 days, for the Group's solution business, sales are made on a credit term from 90 days to 180 days or up to a maximum of 12 monthly installments on certain projects; and

iv) the aging status of debtors will be closely monitored by the finance department, the finance managers will liaise with the sales manager regarding any outstanding debts exceeding 15 days, the finance department will investigate the reasons for the delay in payment, outstanding debts exceeding 30 days will be brought to the attention of the senior management who will decide to take further actions as and when necessary.

The Group's accounts receivable turnover days for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 were approximately 72 days, 47 days, 83 days and 72 days respectively. With approximately 29% increase in sales during the year 1999 and no increase in the balance of accounts receivable at the year end of 1999, the respective accounts receivable turnover period had been reduced from approximately 72 days to approximately 47 days. Since 2000, due to the expansion of high-end EBNI solution business, longer credit period had been granted to the Group's customers such that the accounts receivable turnover period increased to approximately 83 days in 2000 and approximately 72 days for the first three months of 2001.

Promotion

The Group mainly utilises Intel's marketing resources and promotional campaigns to promote its IT products and computer components distribution business to over 700 GIDs in Hong Kong and over 5,000 GIDs, 700 VARs and corporate customers in the PRC. Intel has launched a number of promotional campaigns on its own through various media channels such as advertisements in IT magazines and participation in trade shows and seminars. The Group assists its PRC sub-distributors in formulating marketing strategies and provides necessary technical and marketing support to them. The Directors believe that Intel's own intensive advertising campaigns in the PRC and Hong Kong have assisted the Group and its sub-distributors to promote the sale of their products in the PRC and Hong Kong with limited promotional expenses.

Distribution network

In Hong Kong, the Group has direct access to over 700 non-exclusive GIDs and is responsible for all sales-related matters. For customers located in the PRC, the Group is responsible for the delivery of sales products to the PRC and the authorised import agents of the PRC sub-distributors will bear all import duties and handle customs clearance procedures. Pursuant to the tri-party agreements entered into among the Group's PRC sub-distributors, the import agents and the Group, the Group is not liable to pay any customs duties, import taxes and related handling fees. Upon completion of all required customs clearance in the PRC, the sales products will be delivered directly to the PRC sub-distributors and eventually sold to over 5,000 non-exclusive GIDs, 700 VARs and corporate customers in the PRC through the Group's PRC sub-distribution network as shown below:


Harbin
Urumqi
Beijing
Shenyang
Jinan
Lanzhou
Xian
Zhengzhou
Nanjing
Shanghai
Chengdu
Chongqing
Wuhan
Hangzhou
Fuzhou
Guangzhou
Taiwan
Kunming
Hong Kong
Presence of PRC sub-distributors
Import agents
the Group

The Group's nine PRC sub-distributors have 15 sales points and 6 liaison and supporting offices covering 17 cities in the PRC, which can be illustrated as follows:

Locations	Principal sales offices	Regional sales offices	Liaison and/ supporting offices	Total
Beijing	4	—	—	4
Shanghai	2	—	—	2
Guangzhou	1	—	—	1
Chengdu	—	—	1	1
Shenyang	1	—	—	1
Wuhan	—	1	—	1
Nanjing	—	1	—	1
Chongqing	1	—	—	1
Jinan	—	1	—	1
Zhengzhou	—	—	1	1
Fuzhou	—	1	—	1
Xian	—	1	—	1
Kunming	—	—	1	1
Harbin	—	—	1	1
Lanzhou	—	—	1	1
Urumuqi	—	—	1	1
Hangzhou	—	1	—	1
Total	9	6	6	21

As at the Latest Practicable Date, the lengths of business relationships entered into between the Group and each of its PRC sub-distributors range from around seven months to over two years. As the Group does not sell and distribute products directly in the PRC, no relevant sales analysis in the respective region in the PRC is currently available.

Sub-distribution and import arrangements

Pursuant to the regulations imposed by the State Economic and Trade Commission (國家經貿委) and the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC") (外經貿部) promulgated and implemented on 25 June 1999, wholly foreign owned commercial enterprises are prohibited from participating in the distribution business in the PRC. Therefore, wholly foreign owned enterprises, such as the Group, aiming to engage in the operation of distribution and reselling business in the PRC must collaborate with authorised local partners to comply with the relevant PRC rules and regulations.

Sub-distribution agreements

The Group has entered into nine separate sub-distribution agreements with each of its nine PRC sub-distributors in the PRC. The formal sub-distribution agreements between the Group and each of its sub-distributors were all entered into on 1 January 2001 and each agreement sets out an engagement of 10 years

which can be renewable within six months before the date of termination by written notification from the Group. Pursuant to these sub-distribution agreements, the Group's PRC sub-distributors will receive sales, marketing and technological support from the Group for acting as the exclusive sub-distributors of the Group for distributing all range of the Group's products in the PRC. According to the sub-distribution agreements entered into between the Group and its PRC sub-distributors, if any of the PRC sub-distributors intend to sell products supplied from any third parties, they must seek prior permissions from the Group; and as at the Latest Practicable Date, no such permissions have been sought by any of the Group's PRC sub-distributors. According to the sub-distribution agreements, other than assets purchased by the sub-distributors in their own names, all of their channel networks, customer relationships and customer information in the PRC are beneficially owned by the Group.

The Group also has the right to appoint other sub-distributors to replace its existing PRC sub-distributors for handling all the future sub-distribution activities in the PRC. The sub-distribution agreements are renewable only subject to terms agreed by the Group. If any of the PRC sub-distributors refuse to renew the relevant sub-distribution agreements with the Group, the Group will have the right to purchase the rights and assets relating to the sub-distribution channels of the PRC sub-distributors at prices based on arms' length negotiations between the Group and the PRC sub-distributors but not higher than the then net assets values of such sub-distribution channels. Pursuant to these agreements, the Group has the right to restrict the geographical limitation of the PRC sub-distributors within their respective territories in the PRC. However, in practice, each of the PRC sub-distributors is mainly responsible for distributing the Group's products to a number of GIDs and VARs within the location where it is situated. The Group has the sole discretion to terminate any of these sub-distribution agreements by giving a thirty-day notice to the relevant PRC sub-distributor, if it considers any of its PRC sub-distributors not able to reach satisfactory sales targets.

For the Group's sub-distribution business in the PRC, the Group's PRC sub-distributors will purchase products from the Group on their own accounts and they are liable to the orders placed with the Group. The Group's PRC sub-distributors are not agents of the Group, and they were selected by the Group to handle downstream distribution and logistics arrangements to GIDs, VARs, corporate customers and other end users in the PRC. However, they act independently from the Group for generating sales and profits from each of their respective distribution and servicing activities. In order to maintain the quality of channel management, the Group has exercised significant managerial effort to monitor the Group's PRC sub-distributors' performances in the areas of marketing and promotion, finance and logistic operations.

During the Track Record Period, the Group has carried out other similar sub-distribution arrangements in relation to its sub-distribution business in the PRC.

Tri-party import agreements

According to the "PRC Foreign Trade Law" issued by the Standing Committee of the PRC National People's Congress on 12 May 1994, enterprises that conduct foreign trade must be approved by the relevant state authority in the PRC. It is also provided in the "Temporary Rules on Foreign Trade Agency System" issued by the MOFTEC on 29 August 1991, that companies not approved to conduct foreign trade must engage a company authorised by the relevant state authority to conduct foreign trade to import their products. Pursuant to the current importing requirements under the PRC laws, the Group must appoint authorised import agents in the PRC to handle importing arrangements and customs clearance for shipments to its PRC sub-distributors. The Group has entered into tri-party agreements with two authorised import agents in the PRC and the Group's PRC sub-distributors for three years commencing from March and April 2001, respectively, for handling all import arrangements and customs clearance in the PRC for goods purchased by the Group's PRC

sub-distributors. Under this arrangement, the import agents will act as nominees for the Group's PRC sub-distributors to purchase, in their own names, from the Group. The import agents will then be responsible for all necessary customs clearance related to the import of goods, and the Group's PRC sub-distributors will bear all the importing costs. Such import arrangement is legal and valid as far as the Group's business activities in the PRC are concerned, and does not violate any current PRC laws and regulations.

R&D AND TECHNICAL SUPPORT

As at the Latest Practicable Date, the Group has an R&D, technical support and consulting team of 17 full-time staff. The principal duty of the Group's R&D and technical support team is to design and integrate the hardware and software products supplied by its suppliers into total e-enabling solutions. The Group's R&D and technical support team is also responsible for providing support and training, consultation services to the Group's sub-distributors, SAPs and end-users. In addition, the Group intends to enhance its R&D capabilities in designing more advanced and branded e-enabling solutions, such as the ASEP Solution, in the future.

The Directors believe that the enhancement of the Group's R&D and technical support capabilities is crucial for the Group's success in developing a successful e-enabling solutions business. As such, the Group has taken the following steps to expedite the development and integration of more advanced e-enabling solutions:

- to employ more personnel with extensive technical knowledge and experience in integrating and implementing e-enabling solutions;

- to collaborate with renowned universities in Hong Kong and the PRC, including Hong Kong Polytechnic University, Lanzhou University (蘭州大學) and China Technology University (中國科技大學), to provide the Group with additional R&D support; and

- to line-up with renowned hardware and software developers to provide training courses to the Group's staff and SAPs.

R&D co-operations with universities

As a value added distributor and e-enabling solutions provider, it is the Group's strategy to leverage on the research and development strengths of the Group's suppliers, who are renowned hardware and software developers capable of delivering products with advanced technologies to the Group. Therefore, the Group kept a small R&D team, which consisted of two engineers and ten technical support staff mainly engaged in solution integration and customisation and the provision of support, training and consultation services to its customers. It is also one of the principal objectives of the Group to enhance its R&D capabilities, so that it may deliver more advanced e-enabling solutions in the future. The Directors believe that such objective can be achieved by expanding its own R&D team, through co-operations with universities, which have strong R&D capabilities and advanced technical knowledges that are useful to the Group's product development. The Group has entered into memorandum of understanding ("MOUs"), in relation to technological co-operations, with each of Hong Kong Polytechnic University, China Technology University and Lanzhou University on 12 July 2001, 12 July 2001 and 19 July 2001, respectively. Pursuant to these MOUs, which are all similar in content, the Group and each of these universities will co-operate chiefly in the following fields:

- the universities shall engage in the research and development of e-Business related software products and technologies for the Group based on technical and functional consignments provided by the Group;

- the cost of research and development of each product or technology shall be determined and borne both by the universities and the Group according to separate agreements on a case by case basis, and each side shall share the economic benefit of the R&D findings according to the conditions of each agreement; and

- the Group shall become the selling agent of the products or technologies developed by these universities, and the universities shall provide necessary training and support personnel and facilities to the Group in relation to the said products or technologies.

Since the Group's R&D co-operations with these universities had only commenced recently, and such co-operations did not exist during the Track Record Period, the Group is still in the process of formulating details of engagements with these universities. The Directors expect to enter into formal agreements with these universities before the end of 2001.

Support and training

The Directors believe that the success of the business model of the Group depends, to a certain extent, on the technical capabilities and service standard of its SAPs, which serve the Group's end-users directly. To create value in its existing supply chain, the Group serves as a bridge by linking up the technical and marketing resources from its suppliers to its SAPs. The Group mainly provides the following support to its SAPs:

- transfer of technical and product knowledge to SAPs by way of organising appropriate training courses with its suppliers on products and new technologies;

- technical support to SAPs for addressing urgent technical enquiry needs of end-users; and

- technical assistance to SAPs in solving installation and implementation problems.

The support and training services provided by the Group to its SAPs constituted part of its value-added services and did not contribute any income to the Group during the Track Record Period. As at the Latest Practicable Date, the Group is in the process of signing technological co-operation agreements with the Hong Kong Polytechnic University in Hong Kong and Lanzhou University and China Technology University in the PRC for providing IT and e-Business training to its SAPs in Hong Kong and the PRC, and the Directors expect to enter into formal agreements with these universities before the end of 2001. The Directors believe that the forming of the training alliances with these universities not only will improve the solution implementation capabilities of the Group's SAPs, but also will provide the Group with opportunities to approach its target customers for the provision of its e-enabling solutions services.

Consultancy services

It is the Group's strategy to provide its customers and SAPs with quality value-added consulting services. As such, the Group has established a technical support centre in its office in Shanghai, the PRC. Although the provision of consulting services did not contribute any income to the Group during the Track Record Period, the Directors are contemplating to combine its support, training and consulting services as a fee based after-sales service package, which may able to provide additional income to the Group in the near future.

The Group's support centre mainly provides supporting and consulting services to the SAPs. As at the Latest Practicable Date, there are 5 full time technical consultants based in Shanghai. The Group is prepared to expand its consultancy business. The SAPs will act as the front line of the consulting team to handle all initial contacts with end users of the Group's products. The Group's consultants will provide intensive consulting services, which mainly consist of enquiries of more detailed and complicated back up support, to the SAPs or end users. Moreover, the Group's consultants will also provide training to its SAPs on the technology and updated information associated with the Group's e-enabling solutions. Most of the SAPs are PRC-based system integrators in the PRC which are permitted to and capable of providing front line support to the Group's customers. The Group's support centre will only act as back up centre to SAPs for those enquiries which require more detailed and complicated support regarding the Group's products.

INTELLECTUAL PROPERTY RIGHTS

As at the Latest Practicable Date, the Group has registered the trademark in the PRC and is in the process of registering the ARTEL trademark in Hong Kong.

Details of the Group's trademark registration, trademark applications together with domain names owned by the Group are set out in the paragraph headed "Intellectual property rights of the Group" in Appendix V to this prospectus.

COMPETITION

The major source of income of the Group comes from the sale and distribution of CPUs. The CPU market in general is highly competitive, and can also be characterised by rapid technological development and short product life cycle. Companies operating in such business may frequently be required to review and adjust the price of their products in order to be competitive in the market. Furthermore, the product life cycle of CPUs is also affected by the launch of new products by competing developers. The Directors believe that the launch of Intel's new series of "Pentium 4" CPUs in 2001 will help Intel continue to dominate the global CPU market and consolidate its market share in the world.

The Group's distribution arrangement with Intel is primarily on a non-exclusive basis, therefore, the Group may have to compete with additional authorised distributors who distribute the same models of products on an equally favourable price and after-sales service. The Group is one of the leading distributors of Intel products in both Hong Kong and the PRC. The Directors believe that, given the rapid growth in the demand for PCs in the PRC, the Group's commitment to expand its sales and distribution capabilities by further strengthening its distribution network in the PRC will ensure the Group to maintain and improve the competitive edge in its current distribution business.

The Directors believe that there are many IT and networking solution providers in the PRC, but most of their business coverages and products are limited to providing more industry-specific, application-specific or location-specific functions, and sometimes lacked the support of renowned technology partners. The Directors believe that the Group's established distribution network, extensive technical and consulting knowledge as well as its support from various renowned hardware and software developers and the SAPs will enable it to provide end-users with more competitive products and services. The Directors further believe that the Group's competitive strengths are as follows:

Market responsiveness, strategy and vision

The Directors are aware of the main competitions of the Group derive from the other authorised distributors of Intel in Hong Kong and the PRC, which offer similar line of Intel's product and with equal access to thousands of GIDs and VARs. The Directors believe that the Group can prevail or maintain its market position due to its quick responsiveness to the changes in the demands of customers. In realising the market potential for network technology and e-Business, the Group has been offering networking products and the EBNI Solution since 1998, which recorded significant increase in turnover and greatly lifted the Group's overall gross profit margin during the Track Record Period. The Directors also believe the Group's strategies of focusing on the distributions of Intel's products and providing value-added services to customers have assisted the Group to maintain its market position. The focus of distributing Intel's products has allowed the Group not only to establish a close working relationship with Intel but also to concentrate its marketing efforts on providing better services to its customers while minimising its marketing cost by leveraging on Intel's promotional effort and technical expertise. By providing value-added distribution services, such as support, training and consulting services, in addition to the established business relationships with the GIDs and VARs, the Directors believe that the Group is able to gain their recognitions and loyalties through the better understandings of their product and service requirements. Furthermore, the Group's vision of gradually shifting its development focus to the provision of e-enabling solutions by increasing investments in R&D and co-operations with renowned hardware and software developers and universities will allow the Group to diversify its product base and eventually reduce its reliance on Intel.

Effective distribution network and solid client base

As the Group has commenced its distribution business since 1995, it has successfully developed a distribution and logistics network covering Hong Kong and 17 major cities in the PRC with access to 700 non-exclusive GIDs in Hong Kong and the presence of the nine PRC sub-distributors through which the Group has access to over 5,000 non-exclusive GIDs, 700 VARs, and corporate customers in the PRC. Such established market catchment will benefit the Group from identifying and locating end users effectively. The Directors believe the Group's extensive distribution network in Hong Kong and the PRC has not only generated a stable revenue source for the Group, but also placed the Group in a strong position to market its new products and e-enabling solutions in the future.

Established relationships with hardware and software developers

The Directors believe that the success of the Group can also be attributed to its established relationships with and support by renowned hardware and software developers, especially Intel. The Directors believe that such established business relationships have enabled the Group to access advanced technologies in the fast moving IT market.

The Directors believe that a competitive e-enabling solutions provider should be able to provide not only effective hardware based solutions but also tailored-made software based solutions. The Group's continuous dedication in the development of business relationships with renowned hardware, software developers and SAPs enables the Group to provide effective and quality e-enabling solutions to its customers. In addition, the Directors believe that the formation of such co-operative relationships with renowned hardware and software developers, such as the support from Intel's solution centre by providing the Group with evaluation and fine tuning services, will enhance the quality of the Group's e-enabling solutions.

R&D co-operations with universities

The Group's R&D co-operations with several renowned universities in Hong Kong and the PRC, including Hong Kong Polytechnic University, Lanzhou University (蘭州大學) and China Technology University (中國科技大學), since July 2001 will enable the Group to leverage on the R&D expertise of these universities for the enhancement of the development of its e-enabling solutions as well as the provision of technical support to the Group's SAPs.

Proven track record and market recognition

The Group's solid track record in the distribution of Intel's products has gained market recognition for the Group. The Directors believe that such recognition will attract more renowned hardware and software developers to utilise the Group's distribution network to market their products in the PRC market. The addition of more renowned hardware and software suppliers not only broadens the Group's user base but also assists the Group to launch new products which can be integrated as total solutions to satisfy different needs of customers.

Experienced and dedicated management team

The Group has an experienced and dedicated management team whose members are familiar with and have actively participated in the market development of the IT industry in the PRC and Hong Kong. The management is able to maintain solid relationships with Intel and the Group's other hardware and software suppliers, such as NetScreen, F5 Networks and Epicor, and is capable of formulating the overall strategies in the Group's future development.

RELATIONSHIP WITH INTEL

The Group has maintained a close business relationship with Intel since October 1997, when it was first appointed as one of the authorised distributors of Intel for the distribution of boxed CPUs, boxed motherboards and networking products in the PRC. In 1999, Intel appointed the Group as one of its authorised distributor in Hong Kong as well as the PRC. Since then, the Group was conferred with a number of awards by Intel which demonstrated the Group's achievement and recognition in recording significant growth in sales volume over the course of engagement with Intel.

The distribution agreement entered into between Intel and Artel Industries will be renewed automatically on 1 January of each year unless either party notifies the other of its intention not to renew at least 30 days prior to the renewal date. The following table summaries the major terms of the distribution agreement entered into between Intel and the Group:

Date of the agreement:	26 June 1999
Renewal date:	1 January of each year
Renewal procedures:	renewed automatically unless either party notifies the other of the intention not to renew, no formal correspondence or meeting will be necessary before the annual renewal
Territories:	Hong Kong and the PRC

Products:	boxed CPUs, boxed motherboards and networking products	
Payment terms:	45 days upon invoice	
Chief responsibilities:	responsibilities of Intel	responsibilities of the Group
	• Intel shall provide, at no charge, to the Group with reasonable quantities of training materials and sales support in relation to its products • Intel shall provide, at no charge, to the Group periodic training and support and shall provide training materials on marketing for the internal use of the Group • Intel shall provide, at no charge, reasonable telephone based technical support to assist the Group in providing support to its customers	• the Group shall create and maintain an efficient sales force to expand sales efforts and to provide marketing, distribution, maintenance and support for the distribution of products • the Group shall sell the products at fair and nondiscriminatory prices and terms • the Group shall acquire the products directly and solely from Intel or Intel's approved distributors • the Group shall use its best effort to introduce, promote the sale of and obtain orders for the products and meet the relevant sales target

Either Intel or Artel Industries may terminate the distribution agreement without cause at any time by giving a 90-day notice in advance. In addition, Intel may terminate the distribution agreement upon occurrence of any of the events as summarised below:

Termination events	**Termination period upon written notice by Intel**
(1) Artel Industries shall cease conducting business in the normal course, become insolvent, make a general assignment for the benefit of creditors, suffer or permit the appointment of a receiver for its business or assets, or shall avail itself of or become subject to any proceeding under any statute relating to insolvency or the protection of rights of creditors;	immediate
(2) Artel Industries shall be in breach of any trademark or confidentiality obligations under the distribution agreement	immediate
(3) Artel Industries shall fail to make any payment under the distribution agreement	10 days
(4) Artel Industries shall merge with, reorganise into, or be acquired by any other entity *(Note)*	30 days
(5) Artel Industries shall be in material breach of the terms of the distribution agreement	30 days

Note: The Company has obtained the consent from Intel in relation to the Reorganisation.

As of the Latest Practicable Date, the Group has not experienced any changes in the existing business relationship, such as alteration and termination of the distribution agreement, with Intel.

The Group is engaged in the distribution of computer components and IT products of which the sales of CPUs for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 represented approximately 93.6%, 87.0%, 89.5% and 93.6% of the Group's total distribution turnover respectively. In view of the current worldwide CPU market being dominated by Intel (with approximately 91.0% worldwide market share for the first quarter of 2001), the Directors believe that sourcing products from Intel would be utmost beneficial to the growth of the Group's business and the expansion of its market share.

Although the Group has substantially relied on the distribution of Intel's products during the Track Record Period, the Directors believe that the relationship between Intel and the Group is mutually important to each other. The Directors believe that the PRC market has been regarded as one of the most significant markets of Intel in Asia Pacific. At present, Intel has appointed 5 authorised distributors to manage over 5,000 non-exclusive GIDs in the PRC. Over the course of business engagement with Intel, the Group has been recognised by Intel as one of its principal distributors in both Hong Kong and the PRC.

In 1999, the Group attained the position of being the number one distributor of Intel for the sales of Intel's networking interface cards and boxed motherboards in the Asia Pacific region. In 2000 and the first and second quarters of 2001, the Group was recognised as one of the largest distributors of Intel for the sales of Intel's boxed CPUs in Asia Pacific region. Due to the importance of the PRC market, the Directors believe that the continuing engagement with the Group is crucial to the success of Intel's development plan in the Asia Pacific market.

Notwithstanding the fact that Intel has been and will continue to be the single largest supplier of the Group in the near future, it is a long term business objective of the Group to extend its business focus to the provision of e-enabling solutions and to become a leading value-added distributor of computer components and IT products in Asia Pacific. To achieve this, the Group has diversified its distribution business and sought a number of distribution rights from other renowned hardware and software developers including HP, F5 Networks, Epicor and MBR since early 2001. Such diversification is intended to broaden the variety of the Group's network infrastructure products, to establish its own branded e-enabling solutions and to exploit the expertise of these developers in different application technologies which may be integrated into total solutions to suit the specific needs of the Group's customers. The Directors anticipate that the Group will continue to diversify its product base to better serve the increasing diversification of its customer base; therefore, the contribution from the sale of Intel's products to the Group's total turnover is expected to reduce gradually in the future.

IMPACT OF WTO

Distribution network of IT Products

It is expected that the PRC will accede to the WTO soon, and the Directors believe that the PRC will provide plenty of business opportunities for overseas businesses and investors. Many overseas information technology product suppliers and manufacturers are eager to enter the PRC market and look for the best distribution partner. The Directors believe that the Group will be one of their best choices. In addition, since it is expected that the PRC's current restrictions on domestic distribution activities by foreigners will soon be lifted upon her accession to the WTO, the Group is expecting an excellent opportunity to extend its distribution network by setting up direct sales and distribution operations in the PRC in the future. Moreover, the expected reduction in import duty and VAT will lower the price of the Group's products and enhance the competitiveness of the Group's products comparing to those made by the domestic developers in the PRC, thereby enabling the Group to acquire a bigger market share.

Great opportunities for e-Business development

The Group is strengthening its e-enabling solutions business. The Directors expect that, after the PRC's accession to the WTO, the demand for such products will increase due to the expansion of e-Business activities and Internet services in the PRC as a result of additional foreign investment. In addition, the Directors believe that the opening of the PRC market to foreign investors may facilitate foreign companies in setting up local presence in the PRC and trigger the demand for IT products and technical consultancy services.

Relationships with Intel

The Directors are of the opinion that Intel, being the world's leading manufacturer of semi-conductor products, is primarily engaged in manufacturing and product development, and it would continue to rely significantly on its authorised distributors as its primary distribution channel for the sales of its products around the world. Upon the PRC's accession to the WTO, the Directors believe that the distribution market in the PRC will gradually open and Intel will continue to engage its PRC authorised distributors for product distribution in the PRC. The Directors do not foresee any changes to Intel's current distribution practice by removing its authorised distributors from its distribution chain as a result of the PRC's accession to the WTO as Intel has been engaging authorised distributors as its primary distribution channel in developed markets such as the US and Hong Kong where direct selling is not restricted. Therefore, the Directors believe that the Group's relationships with Intel would not be affected as the PRC accedes to the WTO.

RELATED PARTY TRANSACTIONS

Ariel Computer and Novatek are privately owned enterprises incorporated in Taiwan on 1 February 1989 and 17 November 1988 respectively, and are owned by Mr. Yu as to 44% and 30% respectively. The other shareholders of both Ariel Computer and Novatek include family members of Mr. Yu, who together hold 56% and 50% equity interest, in Ariel Computer and Novatek respectively. Ariel Computer and Novatek, which engaged in the distribution of IT products and computer components in Taiwan, are both managed daily by one of Mr. Yu's sisters. The Group's sales to Ariel Computer and the gross profit arising from such transactions during the Track Record Period are summarised below:

	Year ended 31 December						Three months ended 31 March 2001	
	1998		1999		2000			
	HK$'000	*% to total*	*HK$'000*	*% to total*	*HK$'000*	*% to total*	*HK$'000*	*% to total*
Sales	108,464	18.7	54,236	7.2	1,049	0.1	–	–
Gross profit before inclusion of rebates	1,074	6.9	537	1.6	10	≈0.0	–	–
Gross profit after inclusion of rebates	3,617	23.3	2,129	6.4	52	≈0.0	–	–

In relation to the above transactions, the Group did not record any bad and doubtful debts. The Group also recorded purchases from Ariel Computer of approximately HK$64.2 million and HK$5.7 million for each of the two years ended 31 December 1999 respectively, or representing approximately 11.4% and 0.8% of the Group's total cost of sales during these periods respectively. Except for those disclosed above, there are no other companies in which the Directors are interested have any trading relationships with the Group during the Track Record Period and up to the Latest Practicable Date. The related party transactions entered into by the Group and Ariel Computer have ceased since August 2000.

All related party transactions occurred during the Track Record Period were entered into under the ordinary course of business of the Group and at fair and reasonable terms. The Directors confirm that the aforesaid related party transactions have not been and will not be carried out since August 2000.

CONNECTED TRANSACTION

The Group had been engaged in certain related party transactions during the Track Record Period. The Directors have confirmed that save as disclosed below, the related party transactions described in the accountants' report set out in Appendix I to this prospectus were ceased in August 2000. The following ongoing transaction entered by the Group will continue after the listing of the Shares on the Stock Exchange:

Lease agreement between Mr. Yu and the Group

On 1 April 2001 Mr. Yu, the Chairman and the controlling shareholder of the Company, entered into a tenancy agreement with the Group in relation to the rental of the property held at Level 1, No.3 Alley 2, Lane 488, Fu-Hsing North Road, Zhongshan District, Taipei, Taiwan, which is occupied by Ariel International Technology Co. Ltd. as liaison branch in Taiwan. The Group's liaison branch in Taiwan is a representative office that mainly serves as a liaison point for the Group to contact potential Taiwan based IT suppliers who wish to develop their businesses in the PRC. Pursuant to the tenancy agreement, the Group is required to pay a monthly rental of NT$20,000 (HK$5,000) for the duration of two years from 1 April 2001 to 31 March 2003.

In the opinion of the Directors (including the independent non-executive Directors) and the Sponsor, the above ongoing transaction is entered into on normal commercial terms at arm's length and in the ordinary and usual course of the Group's business, and are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Mr. Yu will, upon the listing of the Shares and thereafter, be a connected person of the Company. Accordingly, the above transaction would constitute a continuing connected transaction under the Listing Rules, and would normally require disclosure and, depending on the value of the transaction, prior approval by the independent shareholders of the Company. Since the annual consideration of the aforesaid transaction falls within the limit as prescribed under Rule 14.24 of the Listing Rules, it is exempted from the normal reporting, announcement and shareholders' approval requirements.

The Directors have confirmed that should the annual consideration involved in the aforesaid transaction or should there be any new continuing connected transactions with annual considerations exceeding the limit as prescribed under Rule 14.24 of the Listing Rules, the Group would comply fully with the requirements under the Listing Rules.

NON-COMPETITION UNDERTAKING

As the businesses of Ariel Computer and Novatek are principally confined to the distribution of IT products and computer components in Taiwan, whereas the Group conducts its distribution and e-enabling solution businesses in Hong Kong and the PRC, the Directors believe that each of Ariel Computer and Novatek will not compete with the Group at the present and in the future.

Pursuant to a non-competition undertaking executed by each of Mr. Yu, Ariel Computer and Novatek in favour of the Company dated 9 August 2001 (the "Undertaking"), each of Mr. Yu, Ariel Computer and Novatek has irrevocably undertaken to the Company that he/it or his/its respective associates shall not, from the date of the Undertaking:

(a) directly or indirectly engage, participate or hold any right or interest in or render any services to or otherwise be involved in any business (whether as owner, manager, operator, licensor, licensee, lender, partner, stockholder, joint venturer, employee, consultant or otherwise) competitive with the existing business activity of the Group or be in competition with the Group in any business activities which the Group may undertake in the future;

(b) directly or indirectly take any action which constitutes an interference with or a disruption of any of the Group's business activities including, but not limited to, solicitation of the Group's customers or personnel.

The Undertaking will continue to be in force unless and until Ariel Computer and/or Novatek ceases to be (an) associate(s) of any director, chief executive or substantial shareholders of the Company.

The reason for excluding Ariel Computer and Novatek from the Group is because the two companies are under separate management from the Group and they intend to focus on their traditional distribution business of distributing computer components and IT products in Taiwan. In addition, the Directors believe that the Taiwan market is currently under consolidation and with deteriorating margin under fierce market competitions, and has little room for growth as compared with that of Hong Kong and the PRC.

Pursuant to the Undertaking, both Ariel Computer and Novatek's businesses will be restricted to Taiwan, and are prohibited from entering into the Group's existing markets of Hong Kong and the PRC and, as and when appropriate, its potential markets in other Asia countries such as Thailand, Vietnam, India and the Philippines, even though the Group presently has no concrete plans or agreements in relation to such development in such markets.

DIRECTORS, AUDIT COMMITTEE, SENIOR MANAGEMENT AND STAFF

EXECUTIVE DIRECTORS

Mr. Yu Pen Hung (游本宏), aged 37, is the founder of the Group and the chairman of the Company. Before founding the Group in 1995, Mr. Yu was engaged in the distribution of computer components in Taiwan. Mr. Yu has been engaged in the distribution business of computer components for around 12 years in both Taiwan and Hong Kong. Mr. Yu is responsible for the overall management and strategic planning of the Group.

Ms. Chen Lee Shu (陳麗絮), aged 41, is the vice chairlady of the Group. Ms. Chen is responsible for the sales and marketing activities of the Group in Hong Kong. Ms. Chen graduated from Ocean University, Taiwan (國立臺灣海洋學院). Prior to joining the Group in May 1998, she has over 12 years of experience in sales and marketing of electronic products.

Mr. Chen Chih Ming (陳志明), aged 41, is the chief executive officer and managing director of the Group who is responsible for the Group's PRC operations. Mr. Chen holds a bachelor degree in applied mathematics in National Chung-Hsing University of Taiwan (國立中興大學理工學院). Prior to joining the Group in June 2001, Mr. Chen has over 15 years of sales experience and held senior positions in various international software vendors.

Mr. Yu Chi Ming, Frederick (余志明), aged 43, is the chief operating officer of the Group who is mainly responsible for supervising e-enabling solution integration projects and establishing strategic alliances for the Group. Mr. Yu holds a bachelor degree in business administration from the Chinese University of Hong Kong and has over 13 years of corporate banking experience and held senior positions in various international banks in Hong Kong. After leaving the banking field, Mr. Yu served as the general manager of a SI company and a major distributor of international branded networking products in the PRC for 4 years. Mr. Yu joined the Group in August 2000.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Liu James Juh (劉助), aged 52, is the chairman and chief executive officer of Base Technology Group Inc.. Dr. Liu is one of the international board members of international association of science park headquarters in Malaga, Spain, one of the listing committee members of the Growth Enterprise Market of the Stock Exchange, one of the vetting committee members (general support fund) of Innovation and Technology Fund in Hong Kong, the Chairman of Research Grants Council Co-operation Research Centres Sub-Committee in Hong Kong. Dr. Liu is also the visiting scholar of Cambridge University, the United Kingdom. Dr. Liu holds a doctor of philosophy degree from Syracuse University of the United States. Dr. Liu was appointed as an independent non-executive Director on 29 August 2001.

Ms. Hu Gin Ing (胡競英), aged 42, is the chief executive officer of Netdirect Incorporation and a director of Fee Tang (China) Production Limited. Ms. Hu holds a bachelor degree from National Taiwan University, majoring in foreign language, a master degree in sciences from Barry University, US, and a master degree in business administration from Florida International University, US. Ms. Hu is a fellow member of the Association of Chartered Certified Accountants in the state of Maryland, US and an associate member of the Hong Kong Society of Accountants. Ms. Hu is also a certified accountant in US and has over nine years of experience in accounting and finance. Ms Hu was appointed as an independent non-executive Director on 29 August 2001.

AUDIT COMMITTEE

The Company has established an audit committee on 29 August 2001 with written terms of reference in compliance with the Code of Best Practice as set out in the Listing Rules. The primary duties of the audit committee are to review and supervise the financial reporting process and internal control system of the Group.

The audit committee of the Company consists of two independent non-executive Directors, namely, Dr. Liu James Juh and Ms. Hu Gin Ing.

COMPANY SECRETARY

Mr. Chung Wai Man (鍾偉文) is the company secretary of the Company. Please refer to the paragraph headed "Senior Management" in this section below for further details regarding his background.

SENIOR MANAGEMENT

Mr. Chung Wai Man (鍾偉文), aged 37, chief financial controller of the Group. Mr. Chung holds a master degree in international business management from the City University of Hong Kong and a bachelor degree (honours) in social sciences majoring in economics from the University of Hong Kong. Mr. Chung is a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Society of Accountants. Prior to joining the Group in September 2000, he was a manager at an international accounting firm.

Mr. Vincent Ho (何純文), aged 43, the sales director and head of network infrastructure solution department of the Group. Mr. Ho holds a bachelor degree in computer science from Tam Kang University of Taiwan (私立淡江大學). Mr. Ho has over 17 years of IT experience and held senior positions, in various system integration companies in Taiwan. Mr. Ho has extensive experience in software development, sales, marketing and project and product management. Mr. Ho joined the Group in January 2001.

Ms. Wu Li Fen (吳麗芬), aged 29, senior specialist of the Group's PRC operations. Ms. Wu holds a bachelor degree of foreign language majoring in German from Fu Jen Catholic University, Taiwan (私立輔仁大學). Prior to joining the Group in 1998, Ms. Wu had three years of experience in planning and managing distribution channel. Ms. Wu is currently responsible for the office management and staff training of the Group in the PRC.

Mr. Tuan Chia Shang (段嘉尚), aged 31, is the head of product marketing of the Group. Mr. Tuan holds a master degree in business administration from National Cheng Kung University, Taiwan (國立成功大學). Mr. Tuan joined the Group in March 2000.

Mr. Su I Chiang (蘇憶強), aged 34, is the sales director of sales and marketing department of the Group. Mr. Su graduated from Tam Kang University, Taiwan (私立淡江大學) majoring in mechanical engineering. Mr. Su joined the Group in July 1999.

Mr. Lee Wei Hsiu (李維信), aged 40, is a product manager of the Group. Mr. Lee graduated from National Taiwan University of Science and Technology (國立台灣工業技術學院) and joined the Group in January 2000.

Ms. Chung Hiu Hung (鍾曉虹), aged 28, is a finance manager of the Group's Hong Kong operations. Ms. Chung holds a bachelor degree in accountancy from the City University of Hong Kong. She is an associate member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants. Prior to joining the Group in July 2000, Ms. Chung was an assistant audit manager at an international accounting firm.

Ms. So Hiu Tung (蘇曉彤), aged 30, is a finance manager of the Group's Hong Kong operations. Ms. So holds a bachelor degree of commerce in accountancy from the University of Canberra, Australia. She is an Certified Practising Accountant of the Australian Society of Certified Practising Accountants and an associate member of the Hong Kong Society of Accountants. Prior to joining the Group in August 2001, Ms. So was an audit manager at a CPA firm and has been as deputy finance manager of a listed company.

The emoluments of the Directors

For the year ended 31 December 2000, the aggregate emoluments, including the salaries and benefits in kind, paid to the executive directors were approximately HK$5.9 million.

Under the existing arrangements in force, the aggregate emoluments of the Directors payable for the year ending 31 December 2001, including benefits and contributions but excluding discretionary bonus, are estimated to be approximately HK$6.8 million.

For the year ended 31 December 2000, the five highest paid individuals of the Group included one executive Director. The aggregate amounts of salaries of the non-Director employees payable for the year ended 31 December 2000 were approximately HK$2 million.

STAFF

As at the Latest Practicable Date, the Group had a total of 58 staff working in the following departments:

Departments	Number
Management and administration	7
Finance and accounts	7
Sales and marketing	17
Logistics	8
Research and development	2
Technical support/consultants	15
Others	2
Total	58

Relationship with employees

The Directors believe that the Group maintains good working relations with its employees and has not experienced any significant difficulties in recruiting and retaining experienced staff, and the Group's operations have not been disrupted due to labour disputes.

Pension Schemes

In the PRC, the Group and its employees in the PRC participate in a pension scheme regulated by the State, pursuant to which the Group and its employees pay contributions to the scheme. The Group and each of its employees are currently required to pay a monthly contribution equivalent to 22.5% and 6% respectively of the employee's average monthly salary in the preceding year. During the Track Record Period, no contribution to the pension scheme regulated by the PRC government has been made by the Group.

In Hong Kong, the Group has set up a retirement scheme in accordance with the mandatory provident fund requirements prescribed by the Mandatory Provident Fund Schemes Ordinance, Chapter 485 of the Laws of Hong Kong. All Hong Kong based employees and the Group are required to contribute 5% of their respective monthly wages (up to a maximum contribution of $1,000 by each of the employee and the Group) on a monthly basis to the fund.

SHARE OPTION SCHEME

The Group has conditionally adopted the Share Option Scheme under which full-time employees (including executive Directors, non-executive Directors and independent non-executive Directors of the Group) may be granted options to subscribe for Shares. The principal terms of the Share Option Scheme are summarised in the section headed "Share Option Scheme" in Appendix V to this prospectus.

SUBSTANTIAL SHAREHOLDERS

Immediately upon completion of the Share Offer and the Capitalisation Issue and taking no account of Shares which may be taken up under the Over-allocation Option and the Share Offer, so far as the Directors are aware, the only persons who will directly or indirectly own 10% or more of the voting rights in any general meeting of the Company will be as follows:

Name	Number of Shares	Percentage of the voting rights
E-Career *(Note)*	1,200,000,000	75.0%
Mr. Yu	1,200,000,000	75.0%

Note:

The entire issued share capital of E-Career is beneficially owned by Mr. Yu and accordingly, Mr. Yu is deemed to be interested in the 1,200,000,000 Shares held by E-Career.

If the Over-allocation Option is exercised in full and taking into account the Shares which may be taken up under the Share Offer, the above shareholder's interests in the issued share capital of the Company immediately upon completion of the Share Offer and the Capitalisation Issue will be as follows:

Name	Number of Shares	Percentage of the voting rights
E-Career *(Note)*	1,140,000,000	71.25%
Mr. Yu	1,140,000,000	71.25%

Note:

The entire issued share capital of E-Career is beneficially owned by Mr. Yu and accordingly, Mr. Yu is deemed to be interested in the 1,140,000,000 Shares held by E-Career.

Authorised share capital:		*HK$*
10,000,000,000	Shares	100,000,000

Issued and to be issued, fully paid or credited as fully paid:

20,000,000	Shares in issue as at the date of this prospectus	200,000
320,000,000	new Shares to be issued under the Share Offer	3,200,000
1,260,000,000	Shares to be issued under the Capitalisation Issue	12,600,000
1,600,000,000	Shares	16,000,000

Notes:

1. Assumptions

This table assumes that the Share Offer and the Capitalisation Issue have become unconditional and issue of Shares is made pursuant thereto.

It takes no account of any Shares which may be allotted and issued or repurchased by the Company pursuant to the exercise of options granted under the Share Option Scheme, or under the general mandates for the allotment and issue or repurchase of Shares granted to the Directors as described in notes 4 and 5 below.

2. Ranking

The new Shares to be issued under the Share Offer will rank pari passu in all respects with all other Shares in issue as mentioned in this prospectus save for the entitlement under the Capitalisation Issue. The new Shares will qualify for all dividends and other distributions declared, made or paid on the Shares except for entitlements under the Capitalisation Issue.

3. Share Option Scheme

The Company has conditionally adopted the Share Option Scheme. A summary of the main terms of the Share Option Scheme is set out in the section headed "Share Option Scheme" in Appendix V to this prospectus.

Under the Share Option Scheme, full-time employees (including executive Directors, non-executive Directors and independent non-executive Directors of the Group) may be granted options which entitle them to subscribe for Shares representing, when aggregated with any securities subject to any other share option schemes of the Company, up to a maximum of 30% of the issued share capital of the Company upon the listing of the Shares on the Stock Exchange.

4. General mandate to issue new Shares

The Directors have been granted a general mandate to allot, issue and deal with Shares with a total nominal value of not more than the aggregate of:

1. 20% of the total nominal amount of the share capital of the Company in issue immediately following the completion of Share Offer and the Capitalisation Issue; and

2. the total nominal amount of the share capital of the Company repurchased by the Company under the mandate as mentioned in note 5 below.

This general mandate is in addition to the powers of the Directors to allot, issue or deal with Shares under the rights issue, scrip dividend scheme or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend in accordance with the articles of association of the Company or upon the exercise of options granted under the Share Option Scheme.

This general mandate will expire:

- at the end of the Company's next annual general meeting; or

- at the end of the period within which the Company is required by any applicable laws or its articles of association to hold its next annual general meeting; or

- when varied or revoked by an ordinary resolution of the shareholders of the Company in general meeting,

whichever is the earliest.

Further information of this general mandate is contained in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 29 August 2001" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus.

5. General mandate to repurchase Shares

The Directors have been granted a general mandate to exercise all the powers of the Company to repurchase Shares with a total nominal value of not more than 10% of the total nominal amount of the share capital of the Company in issue immediately following the completion of Share Offer and the Capitalisation Issue.

This general mandate only relates to repurchases made on the Stock Exchange, or on any other stock exchange on which the Shares are listed (and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose), and which are in accordance with the Listing Rules. A summary of the relevant Listing Rules is set out in the paragraph headed "Repurchase by the Company of its own securities" in the section headed "Further information about the Company and its subsidiaries" in Appendix V to this prospectus.

This general mandate will expire:

- at the end of the Company's next annual general meeting; or

- at the end of the period within which the Company is required by any applicable laws or its articles of association to hold its next annual general meeting; or

- when varied or revoked by an ordinary resolution of the shareholders of the Company in general meeting, whichever is the earliest.

INDEBTEDNESS

Borrowings

At the close of business on 30 September 2001, being the latest practicable date for the purpose of preparing the indebtedness statement prior to the printing of this prospectus, the Group had outstanding bank borrowings of approximately HK$89 million secured by the Group's bank deposits and personal guarantees.

Securities

As at 30 September 2001, the Group's total available banking facilities of approximately HK$201 million were secured by the following:

(i) legal charges on the Group's bank deposits totalling approximately HK$81 million;

(ii) personal guarantees provided by Mr. Yu;

(iii) personal guarantees executed jointly and severally by Mr. Yu and Chao Wei Neng, William, a director of Artel Industries and brother-in-law of Mr. Yu;

(iv) promissory notes provided by Ariel Computer Company Limited; and

(v) corporate guarantees executed between companies within the Group.

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. The aggregate amount of relevant assets pledged as at 30 September 2001 amounted to approximately HK$327 million.

Release from guarantees

The relevant banks have agreed that such personal guarantees and promissory notes, as stated in (ii), (iii) and (iv) above respectively will be released and replaced by corporate guarantees and/or other security from the Company or members of the Group upon the listing of the Shares on the Stock Exchange.

Disclaimer

Save as aforesaid and apart from intra-Group liabilities, the Group did not, at the close of business on 30 September 2001, have any outstanding, and authorised or otherwise created but unissued, loan capital or debentures, mortgages, charges, bank overdrafts, liabilities under acceptances or other similar indebtedness or acceptance credits or hire purchase commitments, finance lease commitments, guarantees or other material contingent liabilities.

The Directors have confirmed that there has been no material change in the indebtedness or contingent liabilities of the Group since 30 September 2001.

DISCLOSURE UNDER PRACTICE NOTE 19 TO THE LISTING RULES

The Group had not advanced any money to any entity which exceeded 25% of the Group's audited combined net tangible assets, nor provided any financial assistance and guarantees to affiliated companies which exceeded 25% of the Group's audited combined net tangible assets, and the controlling shareholder had not pledged any Shares to secure debts, guarantees or support to other obligations of the Group; and the Group had not entered into any loan agreement importing specific performance on the controlling shareholder in each case, from 1 June 1996 up to the Latest Practicable Date. The Directors are not aware of any circumstances which would give rise to a disclosure requirement under the Practice Note 19 to the Listing Rules.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

Net current assets

As at 30 September 2001, being the latest practicable date for the purpose of this statement, the Group had net current assets of approximately HK$149.6 million. The current assets comprised cash on hand and at banks of approximately HK$121.9 million, inventories of approximately HK$246.0 million and accounts receivables, prepayments and other receivables of approximately HK$257.5 million. The current liabilities of the Group comprised short term bank loans of approximately HK$89.0 million, accounts payable, accruals and other payables of approximately HK$350.1 million, tax payable of approximately HK$28.9 million and dividend payable of HK$7.8 million.

TRADING RECORD

The following table, which summarizes the audited combined results of the Group for each of the three years ended 31 December 2000 and the three months ended 31 March 2001, has been extracted from the accountants' report set out in Appendix I to this prospectus.

		Year ended 31 December			Three months ended 31 March
		1998	**1999**	**2000**	**2001**
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover		580,097	750,432	978,667	307,830
Cost of sales		(564,599)	(716,954)	(865,204)	(273,014)
Gross profit		15,498	33,478	113,463	34,816
Other revenue	*1*	2,792	3,961	3,010	1,517
Distribution costs		(4,828)	(3,390)	(6,420)	(2,073)
Administrative expenses		(5,749)	(4,142)	(13,634)	(4,802)
Profit from operations		7,713	29,907	96,419	29,458
Finance costs		–	(22)	(588)	(954)
Profit before taxation		7,713	29,885	95,831	28,504
Taxation		(1,346)	(4,200)	(14,883)	(4.400)
Profit attributable to shareholders		6,367	25,685	80,948	24,104
Dividend	*2*	–	–	–	–
Earnings per Share	*3*	0.005	0.020	0.063	0.019

Notes:

1. Other revenue of the Group during the Track Record Period mainly comprised interests earned on bank deposits.

2. A special dividend of HK$60,000,000 was declared by Artel Industries in June 2001 and paid prior to the Share Offer to the sole shareholder of the Company, Mr. Yu, and such special dividend was paid out of the accumulated distributable profit of Artel Industries and was financed by the internal resources. The payment of the aforesaid special dividend should not be used as a reference for the Company's dividend policy.

3. The calculation of earnings per Share is based on the profit attributable to shareholders during the Track Record Period and 1,280,000,000 ordinary Shares in issue and issuable, assuming the allotment and issue of the Shares under the Capitalisation Issue have been completed throughout the Track Record Period.

According to Rule 8.06 of the Listing Rules, the latest financial period reported on by the reporting accountants must not have ended more than six months before the date of the prospectus. The financial period reported on by the reporting accountants in the accountants' report is up to 31 March 2001 which is more than six months before the date of this prospectus. The Company has sought and obtained a waiver from the strict compliance with such a requirement from the Stock Exchange. The Directors confirm that they have performed sufficient due diligence on the Group to ensure that, save as disclosed herein, up to the date of issue of this prospectus, there has been no material adverse change in the financial position of the Group since 31 March 2001, and there is no event which would materially affect the information shown in the accountants' report set out in Appendix I to this prospectus.

Overview

The Group is one of the leading distributors of computer components and IT products and a provider of integrated e-enabling solutions in Hong Kong and the PRC. The Group's distribution business comprises the distribution of boxed CPUs, boxed motherboards, networking products and other computer peripherals; whereas, the Group's solution provision business includes the provision of the EBNI Solution and the ASEP Solution. The following paragraphs illustrate the Directors' discussion regarding the financial performance of the Group during the Track Record Period.

For the financial year ended 31 December 1998

The Group's turnover and profit before taxation were approximately HK$580.1 million and HK$7.7 million respectively. Approximately 96.2% of the total turnover was generated from the Group's distribution business, and approximately 3.8% of the total turnover was generated from the provision of e-enabling solutions. The Group achieved a gross profit margin of approximately 2.7% and suffered a slight loss for its first year launch of e-enabling solutions business. The Group's profit attributable to shareholders was approximately HK$6.4 million in 1998 and its net profit margin was approximately 1.1%.

In 1998, the Group's accounts receivable turnover days and accounts payable turnover days were approximately 72 days and 101 days respectively. In fact, the Group was granted credit payment terms of 45 days from its major suppliers, with the effect of large amount of purchases incurred near year end to meet the high demand of products in the fourth quarter of 1998 (payment of which was beyond year end).

During this period, the Group's operations were financed by internal resources and stand-by credit granted by its suppliers.

For the financial year ended 31 December 1999

The Group's total turnover was approximately HK$750.4 million, representing an increase of approximately 29.4% over the previous year. Approximately 95.1% and 4.9% of the total turnover were generated from the Group's distribution business and e-enabling solution business respectively. The increase in turnover was mainly due to the expansion of the Hong Kong market in mid-1999 and the increase in demand for e-enabling solutions. Moreover, the turnover generated from the Group's CPU distribution increased by approximately 18.8% from approximately HK$522.4 million in 1998 to approximately HK$620.7 million in 1999. The increase was primarily due to the increase in demand for personal computers in the PRC. Turnover generated from the provision of e-enabling solutions grew from approximately HK$21.9 million in 1998 to approximately HK$36.6 million in 1999.

The Group's gross profit increased from approximately HK$15.5 million in 1998 to approximately HK$33.5 million in 1999, representing an increase of approximately 116.1%. The increase in gross profit was primarily generated from the increased sales of CPUs as a result of the increasing demand for personal computer in the PRC and expansion of the Hong Kong market. The Group recorded gross profit from its e-enabling solution business of approximately HK$6.6 million after gaining more experience and market recognition comparing to a loss of approximately HK$0.5 million in 1998.

The Group's gross profit margin also improved from approximately 2.7% in 1998 to approximately 4.6% in 1999. In particular, the gross profit margin for distribution business increased from approximately 2.9% in 1998 to approximately 3.8% in 1999. This improvement was attributable to more purchase discounts and rebates granted from suppliers due to keen competition amongst major manufacturers. The gross profit margin for its e-enabling solution business was approximately 18.1% as compared with the gross loss percentage of approximately 2.2% in 1998. The improvement in gross profit percentage is largely due to economy-of-scale achieved by higher turnover in e-enabling solutions business.

The Group's profit before taxation amounted to approximately HK$29.9 million in 1999, representing an increase of approximately 287.4% over the previous year. Operating expenses decreased by approximately 28.8% over the previous year. In 1998, a substantial amount of the Group's operating expenses were spent on the establishment of business networks including, such as establishing engagement channels, making marketing presentations and conducting product road shows to GIDs and VARs, and distribution channels in the PRC and the promotion of Intel products in Hong Kong. Since becoming an authorised distributor of Intel in Hong Kong in mid-1999, the Group was able to leverage on Intel's promotional effort and reduce its own promotion budget in Hong Kong, and with the successful establishment of its business networks and distribution channels in the PRC, the Group was therefore able to reduce its operating expenses significantly in 1999. As a result of increased revenue and reduction in operating expenses, the net profit margin grew from approximately 1.1% in 1998 to approximately 3.4% in 1999.

With the increase in trading business and accounts receivable remained in relatively stable conditions, the Group's accounts receivable turnover days decreased to approximately 47 days. The Group's accounts payable turnover days decreased to approximately 83 days as compared with the previous year.

During this period, the Group's operations were financed by internal resources and stand-by credit granted by its suppliers.

For the financial year ended 31 December 2000

The Group's turnover was approximately HK$978.7 million, representing an increase of approximately 30.4% over the previous year, due to the surge in market demand for CPUs and network infrastructure products in Hong Kong and the PRC. Approximately 90.2% and 9.8% of the total turnover was generated from the Group's distribution business and e-enabling solution business respectively.

The Group's gross profit increased from approximately HK$33.5 million in 1999 to approximately HK$113.5 million in 2000. Gross profit generated from its distribution business increased by approximately 239.0% as compared with the fiscal year of 1999. It was mainly due to the rise of the demand in personal computers in the PRC and Hong Kong, and the increase in purchase discounts and rebates granted from its major suppliers, which amount was increased by 94.0% from approximately HK$23.9 million in 1999 to approximately HK$46.4 million in 2000. According to the Group's accounting policy, the purchase discounts including the rebate was included as part of the cost of sales of the Group, thus affecting its gross profit margin. As a result, the gross profit margin for its distribution business and e-enabling solution business increased to approximately 10.3% and 23.4% respectively.

The Group's overall gross profit margin also increased from approximately 4.5% in 1999 to approximately 11.6% in 2000. The increase was mainly due to (i) the reduction of average purchasing cost of CPUs in the first quarter of 2000; (ii) more favourable discount and rebate schemes offered by the Group's major suppliers in the second half of year 2000 mainly due to keen competition amongst manufacturers; and (iii) the increased rebates from the major suppliers for the Group's achievement in meeting sales targets.

Operating expenses increased from approximately HK$7.5 million in fiscal year 1999 to approximately HK$20.1 million in 2000, which mainly represented rise in salary expenses from approximately HK$4.6 million in 1999 to approximately HK$14.6 million in 2000. The Group has recruited more than 20 new staff, especially in marketing and consulting, and increased the overall remuneration packages of all of its staff in the fiscal year 2000 to cater for future business opportunities and development.

As a result of the increased turnover and improved gross profit margin, profit before taxation increased from approximately HK$29.9 million to approximately HK$95.8 million whereas net profit margin increased from approximately 3.4% to approximately 8.3%. Due to the increase in accounts receivable as well as accounts payable, the Group recorded a relatively high level of accounts receivable days and accounts payable days of approximately 83 days and 117 days respectively.

The Group's operations were financed by internal resources, stand-by credit granted by its suppliers, and banking facilities provided by its bankers. During this period, the Group had utilised its banking facilities of approximately HK$55.3 million which had been repaid by the Group in full in December 2000.

Three months ended 31 March 2001

The Group's turnover was approximately HK$307.8 million representing an increase of approximately 25.8% on an annualized basis compared with the previous year. Approximately 94.7% and 5.3% of the total turnover was generated from the Group's distribution business and e-enabling solution business, respectively.

For the three months ended 31 March 2001, the gross profit was approximately HK$34.8 million, which was mainly attributed to the stable increase in sales of CPUs. Gross profit from the distribution business and the e-enabling solution business were approximately HK$28.5 million and approximately HK$6.3 million, respectively. The Group's gross profit margin was approximately 11.3% which was approximately the same as compared with that in 2000.

The Group's profit before taxation amounted to approximately HK$28.5 million and operating expenses was approximately HK$6.9 million of which approximately HK$5.3 million was attributed to salary expenses. During the three months ended 31 March 2001, the Group did not declare any dividend.

Accounts receivable days during the period improved to approximately 72 days due to the Group's continuing effort in the collection of trade receivables due from its customers. The Groups accounts payable days for the same period slightly reduced to approximately 112 days.

The Group's operations were financed by internal resources, stand-by credit granted by its suppliers, and banking facilities provided by its bankers. During this period, the Group had utilised its banking facilities of approximately HK$97.9 million and the outstanding amount of bank borrowings at the end of the period is approximately HK$52.7 million.

Special dividend

A special dividend of HK$60,000,000 was declared by Artel Industries (formerly known as Arcon Industries) in June 2001 and paid prior to the Share Offer to the sole shareholder of the Company, Mr. Yu, and such special dividend was paid out of the accumulated distributable profit of Artel Industries and was financed by the internal resources. The payment of the aforesaid special dividend should not be used as a reference for the Company's dividend policy.

After completion of the Share Offer, the Group's priority will be to retain earnings in order to facilitate capital growth and expansion. The declaration of payment and amount of dividends will be subject to the discretion of the Directors and will be depend on among others, the Group's earnings, financial condition, cash requirements and availability, and other factors as the Directors may deem relevant.

The Directors expect that, in future, interim and final dividends, if any, will be payable in August and May of each year respectively and that the interim dividend will normally represent approximately one-third of the expected total dividends for the full year.

Related party transactions

The Group's sales to Ariel Computer and the gross profit arising from such trading transactions are summaried below:

	Year ended 31 December						Three months ended	
	1998		1999		2000		31 March 2001	
	HK$'000	*% to total*	*HK$'000*	*% to total*	*HK$'000*	*% to total*	*HK$'000*	*% to total*
Sales	108,464	18.7	54,236	7.2	1,049	0.1	–	–
Gross profit before inclusion of rebates	1,074	6.9	537	1.6	10	≈0.0	–	–
Gross profit after inclusion of rebates	3,617	23.3	2,129	6.4	52	≈0.0	–	–

In relation to the above transactions, the Group did not record any bad and doubtful debts. The Group also recorded purchases from Ariel Computer of approximately HK$64.2 million and HK$5.7 million for each of the two years ended 31 December 1999 respectively, representing approximately 11.4% and 0.8% of the Group's total cost of sales over the same periods respectively. The Group did not make any purchases from Ariel Computer for the year ended 31 December 2000 and the three months ended 31 March 2001.

All related party transactions occurred during the Track Record Period were entered into under the ordinary course of business of the Group and at fair and reasonable terms. The Directors confirm that the aforesaid related party transactions have not been and will not be carried out since August 2000.

Taxation

Hong Kong tax on profits has been provided for during the Relevant Periods. Provision for taxation of profits of subsidiary operating in the PRC have been calculated at the rates applicable, based on existing law, interpretations and practice, during each of the Relevant Periods. Since the Group's PRC subsidiary, 亞邦電腦國際貿易(上海)有限公司, has not made any profit during the Track Record Period, it has not enjoyed the preferential tax treatment pursuant to the Rules on the Waijiaoqiao Free Trade Zone (外高橋保稅區) issued by the Shanghai People's Congress (上海市人民代表大會) on 20 December 1996 for enterprises situated in the free zone of Waijiaoqiao in Shanghai.

PROPERTY INTERESTS

Property valuation

As at 30 June 2001, the Group does not own any property interests. The properties leased by the Group have been valued by Chesterton Petty Limited, an independent property valuer. The text of the letter, summary of valuation and valuation certificate of Chesterton Petty Limited are set out in Appendix III to this prospectus.

PROFIT FORECAST, DIVIDENDS AND WORKING CAPITAL

Profit forecast

The Directors forecast that, in the absence of unforeseen circumstances, and on the bases set out in Appendix II to this prospectus, the combined net profit for the year ending 31 December 2001 will not be less than HK$113 million. The Directors are not aware of any extraordinary items which may arise during the year ending 31 December 2001. The text of a letter from Deloitte Touche Tohmatsu, the auditors and reporting accountants of the Company and from the Sponsor in respect of the profit forecast are set out in Appendix II to this prospectus.

On the basis of the above profit forecast and the weighted average number of 1,342,246,575 Shares expected to be in issue during the year ending 31 December 2001 (taking no account of any Shares which may fall to be issued pursuant to the exercise of options granted under Share Option Scheme), the forecast earnings per Share would be HK$0.084 representing a weighted average price/earnings multiple of 7.1 times based on the Offer Price of HK$0.60 per Shares.

On a pro forma fully diluted basis and on the assumptions that (i) the Company had been listed since 1 January 2001 and a total 1,600,000,000 Shares had been in issue (being the total number of Shares expected to be in issue immediately after completion of the Share Offer and taking no account of any shares which may have to be issued pursuant to the exercise of options granted under the Share Option Scheme); and (ii) the interest income that would have been earned on the net proceeds of the New Issue of approximately HK$179.1 million (based on the Offer Price of HK$0.60 per Share and assuming an interest rate of 1.0% per annum), the forecast earnings per Share will be HK$0.072, representing a pro forma fully diluted price/earnings multiple of 8.4 times based on the Offer Price of HK$0.60 per Share.

Dividends

A special dividend of HK$60,000,000 was declared by Artel Industries (formerly known as Arcon Industries) in June 2001 and paid prior to listing to the sole shareholder, Mr. Yu and such special dividend was paid out of the accumulated distributable profit of the Artel Industries and was financed by the internal resources. On the basis of the above profit forecast and in the absence of unforeseen circumstances, the Directors, at present, intend to recommend a final dividend of HK$0.02 per Share in respect of the financial year ending 31 December 2001. The final dividend is expected to be paid in about May 2002. Since the Directors' priority will be given to retain earnings for future capital growth and expansion of the Group, the declaration of future payment and amount of dividends will be subject to the discretion of the Directors and will depend on among others, the Group's earnings, financial condition, cash requirements and availability, and other factors as the Directors may deem relevant. The Directors expect that, in future, the interim and final dividends, if any, will be paid in August and May respectively of each year.

Working Capital

The Directors are of the opinion that, taking into account the present available facilities and cash balance of the Group and the estimated net proceeds of the New Issue, the Group has sufficient working capital for its present requirements.

DISTRIBUTABLE RESERVES

As at 31 March 2001, there was no reserve available for distribution to shareholders of the Company as at that date.

In accordance with the PRC laws and regulations, wholly foreign owned enterprises are required to allocate not less than 10% of its net profits to the reserve fund until the balance of this fund has reached the equivalent of 50% of the subsidiary's registered capital. Contribution to the employees' bonus and welfare fund is at the discretion of the Directors. During the Track Record Period, as the Group's PRC subsidiary has not yet earned any profit, no appropriation of such funds were made by the Group.

ADJUSTED NET TANGIBLE ASSETS AND ADJUSTED NET ASSETS

The following statement of adjusted net tangible assets of the Group is based on the net tangible assets of the Group as at 31 March 2001 as set out in the accountants' report, the text of which is set out in Appendix I to this prospectus, adjusted as shown below:

	At Offer Price of HK$0.60
	HK$'000
Audited combined net tangible assets of the Group as at 31 March 2001	147,815
Minus: Special dividend declared in June 2001 *(Note 1)*	(60,000)
Plus: Unaudited combined profits for the six months ended 30 September 2001 *(Note 2)*	68,144
Estimated net proceeds of the New Issue	179,100
Adjusted net tangible assets	335,059
Adjusted net tangible asset value per Share *(Note 3)*	HK$0.21

Notes:

1. A special dividend of HK$60,000,000 was declared by Artel Industries (formerly known as Arcon Industries) in June 2001 and paid prior to the Share Offer to the sole shareholder of the Company, Mr. Yu, and such special dividend was paid out of the accumulated distributable profit of Artel Industries and was financed by the internal resources. The payment of the aforesaid special dividend should not be used as a reference for the Company's dividend policy.

2. For the six months ended 30 September 2001, the Group recorded an unaudited result with turnover and net profit of approximately HK$671 million and approximately HK$68 million respectively. During the same period, the Group achieved gross profit margin and net profit margin of approximately 14.7% and approximately 10.2% respectively. The Directors consider that there was no significant fluctuation to the Group's financial performance for the six months ended 30 September 2001.

3. Based on 1,600,000,000 Shares expected to be in issue upon completion of the Share Offer.

NO MATERIAL ADVERSE CHANGE

The Directors confirm that there has not been any material adverse change in the financial or trading positions or prospects of the Group since 31 March 2001, the date to which the latest published audited combined financial statements of the Group were made up.

FUTURE PLAN AND STRATEGY

Corporate business objective

The Group aims to be a leading distributor of computer components, IT and networking products in Asia Pacific and to extend its capability in the provision of e-enabling solutions in the Greater China region.

Even though the growth in the world's computer component and networking product market has been slowing down recently due to cooling down of the economic environment in the United States, the Directors believe that the computer component and networking product market in the Greater China region, especially in the PRC, is still at a developing stage, and is expected to grow significantly in the coming few years. Due to the PRC's entry into the WTO, the Directors believe that there will be increasing number of computer hardware and software manufacturers to enter into the PRC market. The Directors believe that the Group will be best positioned to work with these companies in forming synergic alliances while they may leverage on the established distribution network of the Group and in return the Group may broaden its product scope and revenue sources, and enhance its technical capability.

The Directors believe that the advocacy in computer and Internet applications will increase the demand of computer components, networking products and related technical consulting services in the Greater China market, especially in the PRC. Facing the increasing competition from both domestic and oversea companies, the Group will seek to consolidate its present market position in the distribution business by broadening its source of products and, at the same time, developing its client base and technical capability in the provision of e-enabling solution business.

To achieve the Group's business objectives, the Group plans to adopt the following strategies for further development of the Group:

Business Strategy

- ***Strengthen the Group's distribution network and marketing channel***

  Following the accession of the PRC into the WTO, the Group intends to develop and expand its distribution network by establishing a number of wholly-owned subsidiaries or acquiring capable and developed companies in major cities in the PRC. The Group will also explore the possibility of developing other overseas markets by negotiating the distributorship with existing and potential hardware and software providers in other developing countries in Asia such as Thailand, Vietnam, India and the Philippines. The Directors believe that the demand for computer components and networking equipment in the developing countries in Asia will have strong potential to grow. However, the Group presently has no concrete plans, nor any agreements have been entered into, in relation to such development.

- ***Better utilise developer support and collaboration***

  Utilising on the Group's established distribution network and client base, the Group intends to enhance the collaboration with competent hardware and software developers to enhance the existing e-enabling solutions offered by the Group. With the economic development and gradual opening of the PRC market,

the Directors anticipate that there will be an increasing number of overseas hardware and software developers striving to enter into the PRC market. These developers will look for strategic partnership with companies which have strong local sales network and solid track record in the distribution business.

- ***Enhance technical and R&D capability on e-enabling solutions and related consulting and training services***

The Directors believe that the demand for e-enabling solutions will increase significantly due to the development of e-Business in the PRC. As such, the Group will enhance its capability in the development and provision of e-enabling solutions and related consulting and training services. This can be achieved by joint development of research and training programmes with related developers and renowned universities in the PRC and Hong Kong. In fact, the Group has collaborated with Hong Kong Polytechnic University, Lanzhou University (蘭州大學) and China Technology University (中國科技大學) since July 2001 in the collaboration and development of e-enabling solutions.

- ***Develop corporate image and brand building***

The Directors have identified the corporate image of the Group as a total e-enabling solutions provider and a one-stop IT products distributor. The Directors also believe that the collaboration with premier hardware and software developers, such as arranging joint promotion and marketing activities, will assist the Group in establishing its corporate image and market recognition. The ASEP Solution provided by the Group in the first software-based e-Business solution integrated and distributed under the Group's own brand. The Group intends to establish "ASEP" as a recognised branded name of a world-class e-enabling solutions provider with quality services.

- ***Establish web-based supply chain management platform***

Utilising on the Group's established client base and supplier relationship, the Group intends to enhance its a web-based supply chain management platform. The first stage of the development would allow the Group to take orders over the Internet by assigning a designated on-line account code to a number of GIDs, VARs and other customers of the Group. When this on-line order taking arrangement gains more traction with the relevant participants, the Group intends to develop other on-line functions to strengthen its internal ERP system and logistics management. Given these developments become satisfactory to the Group and the PRC's e-Business infrastructures for on-line transactions become mature, and subject to the obtaining of necessary regulatory approvals, the Group plans to offer on-line transactions to its existing and potential customers through its Internet platform. The Directors believe that such platform not only enables the customers to transact via the Internet but also allows the suppliers to manage their inventory effectively and efficiently. The Directors also believe that it will also facilitate a more efficient operation flow within the Group.

REASONS FOR THE SHARE OFFER AND USE OF PROCEEDS

The Directors believe that the net proceeds of the New Issue will assist the Group to successfully implement its proposed business strategies, which mainly include the strengthening of the Group's distribution network and marketing channel, the enhancement of its technical and R&D capabilities in offering advanced e-enabling solutions, as well as the development of corporate image and brand building of the Group.

The net proceeds of the New Issue, after deduction of related expenses to be borne by the Company in relation to the New Issue and based on the Offer Price of HK$0.60 per Share, are estimated to be approximately HK$179.1 million. The Company intends to apply the net proceeds as follows:

(a) approximately HK$50,000,000 for the expansion of distribution and logistics network in the PRC, the development of corporate image and brand building;

(b) approximately HK$30,000,000 for the collaboration with hardware and software developers and universities in Hong Kong and the PRC in setting up R&D alliances, training centres and the facilities for the provision of technical support and after-sales services;

(c) approximately HK$20,000,000 for the enhancement of its capability in providing and integrating e-enabling solutions, the capability of software development and quality of related consulting services;

(d) approximately HK$10,000,000 for the development of distribution networks and setting up branches in other developing countries in Asia such as Thailand, Vietnam, India and the Philippines;

(e) approximately HK$10,000,000 for the development cost of a WEB-based supply chain management platform; and

(f) the balance of approximately HK$59,100,000 as general working capital of the Group.

In the event that the net proceeds of the New Issue are not immediately used for the above purposes, the Directors will place the net proceeds of the New Issue on short term deposits with licensed banks or financial institutions in Hong Kong.

UNDERWRITERS

Public Offer Underwriters

Core Pacific-Yamaichi International (H.K.) Limited

Celestial Capital Limited

GC Capital (Asia) Limited

Phoenix Capital Securities Limited

Tai Fook Securities Company Limited

YF Securities Company Limited

Placing Underwriters

Core Pacific-Yamaichi International (H.K.) Limited

Celestial Capital Limited

GC Capital (Asia) Limited

Nomura International (Hong Kong) Limited

Phoenix Capital Securities Limited

Tai Fook Securities Company Limited

YF Securities Company Limited

UNDERWRITING ARRANGEMENTS AND EXPENSES

Underwriting arrangement

Pursuant to the Underwriting Agreement: (a) the Company is offering the Public Offer Shares for subscription on and subject to the terms and conditions of this prospectus and the relevant Application Forms under the Public Offer; and (b) the Company is offering . 280,000,000 new Shares for subscription and E-Career is offering the Sale Shares for sale, on and subject to the terms and conditions of documents relating to the Placing; in each case at the Offer Price. In addition, the Vendor has granted to the Placing Underwriters the Over-allocation Option, which is exercisable by CPY International (for itself and on behalf of the Placing Underwriters) within 30 days from the date of this prospectus.

Subject to, inter alia, the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Shares in issue and to be issued as mentioned herein on or before 11 November 2001 or such later date as the Company and CPY International (for itself and on behalf of the Underwriters) may agree, (i) the Public Offer Underwriters have severally agreed to subscribe, or procure subscribers to subscribe, on the terms and conditions of this prospectus and the relevant Application Forms, for their respective applicable proportions of the Public Offer Shares now being offered which are not taken up under the Public Offer and (ii) the Placing Underwriters have severally agreed to subscribe for or purchase, or procure subscribers to subscribe for or purchase, the Placing Shares.

Grounds for termination

The obligations of the Underwriters to subscribe for or purchase or procure subscribers/purchasers for the Offer Shares are subject to termination if certain events, including force majeure, shall occur prior to 8:45 a.m. on the date of despatch of share certificates for the Offer Shares. The Underwriters are entitled to terminate their obligations under the Underwriting Agreement with immediate effect by giving written notice to the Company at any time prior to such time if the following events shall have occurred:

1. there should develop, occur, exist or come into effect in any of the followings:

   (i) any event, or series of events, beyond the control of the Underwriters (including, without limitation, acts of government, strikes, lock-outs, fire, explosion, flooding, civil commotion, acts of war, acts of God or accident) which in the reasonable opinion of CPY International (for itself and on behalf of the Underwriters) has or is likely to have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of subscriptions/ transfers and/or payments pursuant to the Share Offer or pursuant to the underwriting thereof; or

   (ii) any change (whether or not permanent) in local, national, international, financial, economic, stock market, political, military, industrial, fiscal, regulatory or market conditions and matters and/or disasters (including any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange) which in the reasonable opinion of CPY International (for itself and on behalf of the Underwriters) would or may materially affect the success of the Share Offer; or

   (iii) any new law or regulation or change in existing laws or regulations or any change in the interpretation or application thereof by any court or other competent authority in Hong Kong, the BVI, the Cayman Islands, the PRC or any other jurisdiction relevant to the Company and its Subsidiaries or any similar event which in the reasonable opinion of CPY International (for itself and on behalf of the Underwriters) has and is likely to have a material adverse effect on the business or financial condition or prospects of the Group or which may be expected to materially adversely affect the business or financial condition or prospect of the Group; or

(iv) a change or development occurs involving a prospective change in taxation or exchange control (or the implementation of any exchange control) in Hong Kong, the BVI, the Cayman Islands, the PRC or any other jurisdiction to which any member of the Group is subject or the implementation of any exchange controls which in the reasonable opinion of CPY International (for itself and on behalf of the Underwriters) would or might materially and adversely affect any member of the Group or its present or prospective shareholders in their capacity as such, to the extent that the success of the Share Offer would or may be materially affected; or

(v) any litigation or claim of material importance to the business, financial or operation of the Group being instigated by any third party against any member of the Group;

2. there comes to the notice of CPY International (for itself and on behalf of the Underwriters):

(i) that any statement in the reasonable opinion of CPY International (for itself and on behalf of the Underwriters) considered to be material, contained in this prospectus or the Application Forms was when any of such documents were issued, or has become, untrue, incorrect or misleading in any material respect; or

(ii) that any matter has arisen or has been discovered which would, had it arisen or been discovered immediately before the date of this prospectus, constitute an omission therefrom, in the reasonable opinion of CPY International (for itself and on behalf of the Underwriters), considered to be material; or

(iii) any breach, in the reasonable opinion of CPY International (for itself and on behalf of the Underwriters), considered to be material, of any of the warranties contained in the Underwriting Agreement; or

(iv) any material breach of any of the obligations imposed upon any party to the Underwriting Agreement (other than on any of the Underwriters); or

(v) any adverse change in the business or in the financial or trading position of any member of the Group which is material in the context of the Share Offer.

Undertakings

Each of E-Career and Mr. Yu has jointly and severally undertaken to the Company and each of the Underwriters, inter alia, that (i) neither he/it nor any of his/its associates (as defined in the Listing Rules) nor any company controlled by him/it nor any nominee or trustee holding in trust for him/it will sell, transfer or otherwise dispose of (other than by way of security for a bona fide commercial loan or pursuant to a stock borrowing arrangement with CPY International or pursuant to the exercise of the Over-allocation Option) in respect of which a waiver has been applied to the Stock Exchange from strict compliance with Rule 10.07 of the Listing Rules or create any rights in respect of any of the Shares or any interests therein (which for this purpose shall include any interest in any company which holds any Shares (whether directly or through another company)) (a) within six months from the date of commencement of dealings of the Shares on the Stock Exchange the ("First Six Month Period"), and (b) within the period of six months after the expiry of the First Six Month Period (the "Second Six Month Period") if, immediately following such sale, transfer, disposal or creation of rights, such person or company will cease to be a controlling shareholder (as defined in the Listing Rules) of the Company, (ii) on any sale, transfer or disposal of Shares during the Second Six Month Period, any such sale, transfer or disposal will be effected in such a manner so as not to create a disorderly or false market for the Shares and (iii) he/it will, and will procure that his/its associates (as defined in the Listing Rules) will, comply with all the restrictions and requirements under the Listing Rules on the sale, transfer, disposal or creation of rights by him/it or by the registered holder of any Shares or other securities of the Company in respect of which he/it is, or is known in this prospectus to be, the beneficial owner.

Each of E-Career and Mr. Yu has, in addition, jointly and severally undertaken to the Company, the Stock Exchange and the Underwriters that during the First Six Month Period and the Second Six Month Period, he/it shall: (i) if and when he/it pledges or charges any securities in the Company beneficially owned by him/it, immediately inform the Company in writing of such pledge or charge, the number of such securities so pledged or charged and the purpose for which the pledge or charge is made; and (ii) if and when he/it receives indications, either verbal or written, from any pledgee or chargee that any securities in the Company pledged or charged by him/it will be disposed of, immediately inform the Company in writing of such indications. Upon receiving such information in writing from E-Career or Mr. Yu, the Company will, as soon as reasonably practicable, notify the Stock Exchange and make a public disclosure by way of press announcement in accordance with the Listing Rules.

The Company has undertaken to each of the Underwriters that, and each of E-Career and Mr. Yu and the Executive Directors has undertaken to each of the Underwriters to procure that, except pursuant to the Share Offer, the Capitalisation Issue,, the grant of any option under the Share Option Scheme or the issue of Shares upon the exercise of any option granted under the Share Option Scheme, the Company and its major subsidiaries will not, without the prior written consent of CPY International (for itself and on behalf of the Underwriters):

(i) within the First Six Month Period issue or agree to issue any Shares or securities in the Company or any such major subsidiaries or grant or agree to grant any options, warrants or other rights carrying the rights to subscribe for, or otherwise convert into, or exchange for any securities of the Company or any such major subsidiaries; and

(ii) at any time during the Second Six Month Period issue or grant any options or right to subscribe or otherwise convert into or exchange for Shares or securities in the Company or any of its major subsidiaries so as to result in E-Career and Mr. Yu together ceasing to be a controlling shareholder (within the meaning of the Listing Rules) of the Company or the Company ceasing to hold a controlling interest of 35% or more in any such major subsidiaries.

Commission and fees

The Public Offer Underwriters will receive an underwriting commission of 2.5% of the aggregate Offer Price of the Public Offer Shares, out of which they will pay any sub-underwriting commissions. The Placing Underwriters will receive an underwriting commission of 2.5% of the aggregate Offer Price of the Placing Shares, out of which they will pay any sub-underwriting commissions. CPY will receive a documentation fee. Such fee and commission, together with the Stock Exchange listing fees, the transaction levy, the Stock Exchange trading fee, capital duty, legal and professional fees, printing and advertising costs and other expenses relating to the Share Offer, are estimated to be about HK$16.1 million in total and are payable by the Company as to 80% and the Vendor as to 20%.

Underwriters' and Sponsor's interest in the Company

Save for its obligations under the Underwriting Agreement, none of the Underwriters has any shareholding interest in the Group or the right to subscribe for and/or purchase or to nominate persons to subscribe for and/or purchase securities in any member of the Group. Save as provided in the Underwriting Agreement on disclosed otherwise in this prospectus, none of the Sponsor or its associates, directors or employees has any other interests in the Company.

PRICE PAYABLE ON APPLICATION

The Offer Price payable by the applicants for Offer Shares is HK$0.60 plus 1% brokerage, a 0.007% transaction levy and a 0.005% Stock Exchange trading fee, constituting a total of HK$3,030.36 for every 5,000 Shares.

CONDITIONS OF THE SHARE OFFER

Acceptance of applications for the Offer Shares is conditional upon:

1. Listing

the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Shares in issue and to be issued as mentioned in this prospectus, including any Shares which may be issued pursuant to the exercise of options granted under the Share Option Scheme; and

2. Underwriting Agreement

the obligations of the Underwriters under the Underwriting Agreement becoming unconditional, and not being terminated in accordance with its terms or otherwise by giving notice prior to 8:45 a.m. on the date of despatch of share certificates for the Offer Shares. Details of the Underwriting Agreement and its conditions and grounds for termination are set out in the section headed "Underwriting" of this prospectus.

If the above conditions are not fulfilled or waived on or before the dates and times specified in the Underwriting Agreement or in any event on or before 11 November 2001 (or such later date as CPY International may for itself and on behalf of the Underwriters agree in writing with the Company), the Share Offer will lapse and the Stock Exchange will be notified immediately, and your application money will be returned to you, without interest. The terms on which your money will be returned to you are set out under the section headed "Refund of your money" on the notes attached to the Application Forms.

In the meantime, your money will be held in one or more separate bank accounts with the receiving bankers or other banks licensed under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong).

PREFERENCE TO FULL-TIME EMPLOYEES

Up to 4,000,000 new Shares (10% of the Public Offer Shares) are available for allocation to full-time employees of the Group (excluding the directors, chief executive of the Company and its subsidiaries and existing beneficial shareholders of the Company and their respective Associates) on a preferential basis under the Public Offer, if their applications are made on the special PINK Application Forms.

In the event that the Public Offer Shares available for application by eligible full-time employees of the Group are over-subscribed, the basis of allocation of the Public Offer Shares to these employees of the Group will be in accordance with the written guideline sent to these employees and the terms as stated in Practice Note 20 to the Listing Rules, such allocation will be on a fair basis in proportion to the number of the Public Offer Shares being applied for. No preference will be given to employees of the Group applying for larger numbers of the Public Offer Shares.

Applicants for 100% or more of the Shares available for subscription by full-time employees of the Group made on valid PINK Application forms will be rejected. Applicants for up to 60,000 Shares available for subscription by full-time employees of the Group made on valid PINK Application Forms will be allocated the full number of the Shares applied for. Applicants for more than 60,000 Shares available for subscription by full-time employees of the Group will first receive an allocation of 60,000 Shares available for subscription by full-time employees of the Group. Allocation for the remaining number of Shares validly applied for will be (i) made on a pro-rata basis in proportion (as nearly as possible without involving portions of a board lot) to the number of Shares applied for; or (ii) ballotted if there are insufficient Shares to be pro-rated. If ballotting is conducted, some employees may be allocated more Shares than others who have applied for the same number of Shares. The allocation of the Shares will in any event be allocated on an equitable basis and will not be based on seniority or length of service of the employees who have applied for the Shares.

OFFER MECHANISM – BASIS OF ALLOCATION OF THE OFFER SHARES

Share Offer

The Share Offer comprises the Public Offer and Placing. Initially, without taking into account the Shares which may be issued as a result of the exercise of the Over-allocation Option, 40,000,000 new Shares are to be offered to the public in Hong Kong under the Public Offer, and 360,000,000 Shares are to be conditionally offered pursuant to the Placing. The number of Shares initially offered under the Public Offer and the number of Shares initially available under the Placing are subject to reallocation in the event that the Public Offer is undersubscribed as described below. References herein to applications, application forms and application monies or to the procedure for application relate solely to the Public Offer.

The Public Offer is fully underwritten by the Public Offer Underwriters and the Placing is fully underwritten by the Placing Underwriters, in each case, on a several basis. Information relating to the underwriting arrangements in respect of the Share Offer are set out in the section headed "Underwriting" in this prospectus.

The Public Offer

Initially 40,000,000 new Shares are offered under the Public Offer, representing 10% of the total number of Shares being offered under the Share Offer, subject to reallocation as mentioned in this section. For allocation purposes only, the Public Offer Shares will be divided equally into two pools, pool A and pool B. The Public Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for Shares in the value of HK$5 million (excluding the brokerage, transaction levy and Stock Exchange trading fee payable thereon) or less. The Public Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for Shares in the value of more than HK$5 million (excluding the brokerage, the transaction levy and the Stock Exchange trading fee payable thereon) and up to the total value of pool B. Applicants should be aware that applications in the same pool, as well as applications in different pools are likely to receive different allocation ratios. If one of the pools is undersubscribed, the surplus Public Offer Shares will be transferred to the other pool to satisfy demand in the other pool and will be allocated accordingly. Applicants can only apply for or receive an allocation of Public Offer Shares from any one pool but not from both pools. No application will be accepted from any applicant applying for more than the total number of Shares initially allocated to each pool.

The allocation of the Offer Shares between the Public Offer and the Placing is subject to adjustment on the following basis:

I. In the event that the number of the Shares validly applied for under the Public Offer represents 15 times or more but less than 50 times the number of Shares initially available for subscription, then the number of Shares available for subscription under the Public Offer will be increased to 120,000,000 Shares, representing 30% of the entire Share Offer.

II. In the event that the number of the Shares validly applied for under the Public Offer represents 50 times or more but less than 100 times the number of Shares initially available for subscription, then the number of Shares available for subscription under the Public Offer will be increased to 160,000,000 Shares, representing 40% of the entire Share Offer.

III. In the event that the number of the Shares validly applied for under the Public Offer represents 100 times or more the number of Shares initially available for subscription, then the number of Shares available for subscription under the Public Offer will be increased to 200,000,000 Shares, representing 50% of the entire Share Offer.

In all of the above cases, the additional Shares reallocated to the Public Offer will be allocated equally between pool A and pool B and the number of Shares allocated to the Placing will be correspondingly reduced.

The Public Offer is subject to the conditions as stated in the section headed "Conditions of the Share Offer" of this prospectus.

If the Public Offer is not fully subscribed, CPY International will have the discretion to reallocate all or any unsubscribed Public Offer Shares originally included in the Public Offer to the Placing pursuant to the terms and conditions of the Underwriting Agreements.

The Placing

Initially 360,000,000 Shares comprising 280,000,000 new Shares and 80,000,000 Sale Shares are offered under the Placing, representing 90% of the total number of Shares being offered under the Share Offer subject to adjustment and/or allocation as mentioned in this section.

The Placing Shares are to be placed with selected professional and institutional investors and other investors anticipated to have a sizable demand for the Placing Shares in Hong Kong. Professional and institutional investors and other investors generally include brokers, dealers and fund managers, whose ordinary course of business involves dealings in shares and other securities and corporate entities which regularly invest in shares and other securities. The Placing Shares are unlikely to be allocated to individual retail investors, who are expected to subscribe for Shares in the Public Offer and apply through banks and other institutions.

Applications under the Public Offer from investors receiving Shares under the Placing will be identified and rejected and investors receiving Shares under the Public Offer will not be offered Placing Shares under the Placing.

The Placing is subject to the conditions as stated in the section headed "Conditions of the Share Offer" of this prospectus.

As referred to above, if the Public Offer is not fully subscribed, CPY International may reallocate all or any unsubscribed Offer Shares originally included in the Public Offer to the Placing. The total number of Placing Shares to be allocated may change as a result of any exercise of the Over-allocation Option and any reallocation of unsubscribed Public Offer Shares originally included in the Public Offer.

TRANSFER OF THE SALE SHARES

All transfer of the Sale Shares to placees or their designated person(s) will be effected on the Company's principal register of members in the Cayman Islands. Completion of the acknowledgement form in a placing letter shall constitute an irrevocable instruction by the placee(s) that the registration of all the Sale Shares in respect of which the relevant application is accepted shall be removed from the Company's principal register of members in the Cayman Islands to the Company's Hong Kong branch register of members prior to the despatch of Share certificates to successful placees or their designated person(s) under the Placing.

PARTICULARS OF THE VENDOR

The Vendor is E-Career, a company incorporated in the BVI on 6 July 2000 and with registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, BVI. The entire share capital of E-Career is owned by Mr. Yu.

OVER-ALLOCATION OPTION

Pursuant to the Underwriting Agreement, the Vendor has granted to the Placing Underwriters, exercisable by CPY International for itself and on behalf of the Placing Underwriters, the right but not the obligation of the Over-allocation Option, exercisable for 30 days from the date of this prospectus under which CPY International (for itself and on behalf of the Placing Underwriters) will have the right to require the Vendor to sell up to 60,000,000 additional Shares, representing 15% of the Shares initially available under the Share Offer solely for the purpose of covering over-allocations in the Placing. These Shares will be sold at the same price as the Shares originally offered. In connection with the Share Offer, CPY International (for itself and on behalf of the Placing Underwriters) may, at its option, cover any over-allocation through the borrowing of Shares from the Vendor under the stock borrowing arrangement described below prior to any exercise of the Over-allocation Option or the purchase of Shares in the secondary market or otherwise as may be permitted under applicable laws and regulatory requirements. The number of Shares that may be over-allocated in the Placing is no greater than the number of Shares that may be transferred under the Over-allocation Option.

If the Over-allocation Option is exercised in full, the Shares offered will represent approximately 28.75% of the Company's enlarged share capital immediately after completion of the Share Offer. In the event that the Over-allocation Option is exercised, an announcement will be made in the South China Morning Post (in English) and the Hong Kong Economic Times (in Chinese).

STOCK BORROWING ARRANGEMENT

E-Career has agreed with CPY International (on behalf of the Placing Underwriters) that, if so requested by CPY International (for itself and on behalf of the Placing Underwriters), E-Career will make available or procure that there will be made available to CPY International (for itself and on behalf of the Placing Underwriters), on a temporary basis and by way of stock lending, up to 60,000,000 additional Shares in order to cover over-allocations in connection with the Placing. E-Career will not receive any payment or benefit in

respect of such stock borrowing arrangement unless the Over-allocation Option described in the previous paragraph is exercised in which case E-Career will receive payment for the Shares sold pursuant the exercise of the Over-allocation Option. Any Shares made available to CPY International (for itself and on behalf of the Placing Underwriters) pursuant to such stock borrowing arrangement will be so available on condition that those Shares which are borrowed but not sold pursuant to the Over-allocation Option must be returned to E-Career or its nominees (as the case may be) no later than three business days after the earlier of:

(i) the last day on which the Over-allocation Option may be exercised (i.e. 30 days from the date of this prospectus); and

(ii) the day on which the Over-allocation Option is exercised in full.

Shares borrowed under the stock borrowing arrangement as described above must be returned to E-Career or its nominees (as the case may be) by CPY International (on behalf of the Placing Underwriters) as soon as practicable either by exercising the Over-allocation Option or by purchasing Shares in the secondary market. In the event that CPY International (for itself and on behalf of the Placing Underwriters) exercises the Over-allocation Option, any Shares receivable by CPY International pursuant to such exercise may be used to offset against any Shares owed by CPY International to E-Career under the stock borrowing arrangement (if any). The Sponsor (for itself and on behalf of the Company and E-Career) has applied to the Stock Exchange for a waiver from strict compliance with Rule 10.07 of the Listing Rules in circumstances where E-Career, at the request of CPY International (for itself and on behalf of the Placing Underwriters), makes available Shares under the stock borrowing arrangement as described above.

STABILISATION

In connection with the Share Offer, CPY International (for itself and on behalf of the Underwriters) may over-allocate up to an aggregate of 60,000,000 additional Shares (such over-allocations may be covered by exercising the Over-allocation Option in full or in part, at any time up to 30 days from the date of this prospectus or by purchasing Shares in the secondary market) and/ or effect transactions which stabilise or maintain the market price of the Shares at levels other than those which might otherwise prevail but which are not higher than the Offer Price. Any such over-allocation or purchase transactions will be made in compliance with all applicable laws.

Stabilisation is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilise, the underwriters may bid for or purchase the newly issued securities in the secondary market, during a specified period of time, to retard and, if possible, prevent a decline in the initial issue price of the securities. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements.

In Hong Kong, such stabilisation activities on the Stock Exchange are restricted to cases where the underwriters purchase shares in the secondary market genuinely and solely for the purpose of covering over-allocation in the relevant offer. Such transactions, if commenced, may be discontinued at any time. Should stabilising transactions be effected in connection with the distribution of the Offer Shares, they will be done at the absolute discretion of CPY International for itself and on behalf of the Underwriters. The stabilisation price to cover the over-allocation will not normally be higher than the Offer Price. Relevant provisions of the Securities Ordinance prohibit market manipulation in the form of pegging or stabilising the price of securities in certain circumstances.

WHICH APPLICATION FORM TO USE

Use a **WHITE** Application Form if you want the Public Offer Shares to be issued in your own name.

Use a **YELLOW** Application Form if you want the Public Offer Shares to be issued in the name of HKSCC Nominees Limited and deposited directly into CCASS for credit to your investor participant stock account or the stock account of your designated CCASS participant maintained in CCASS.

Use a **PINK** Application Form if you are a full-time employee of the Company or any of its subsidiaries and want your application to be given preferential consideration. Up to 4,000,000 Public Offer Shares (representing 10% of the Public Offer Shares) are available on this basis.

Note: The Public Offer Shares are not available to the directors, chief executive of the Company or any of its subsidiaries or existing beneficial shareholders or Associates of any of them.

WHERE TO COLLECT THE APPLICATION FORMS

Copies of this prospectus, together with the **WHITE** Application Forms, may be obtained from:

Any participant of **The Stock Exchange of Hong Kong Limited**

or

Core Pacific-Yamaichi Capital Limited
1901-3, Bank of America Tower
12 Harcourt Road
Central
Hong Kong

or

Core Pacific-Yamaichi International (H.K.) Limited
30th Floor, Two Pacific Place
88 Queensway
Admiralty
Hong Kong

or

Celestial Capital Limited
21st Floor, The Centre
99 Queen's Road Central
Hong Kong

or

GC Capital (Asia) Limited
Unit 6501-06, The Centre
99 Queen's Road Central
Hong Kong

or

Phoenix Capital Securities Limited
Room 3203-4, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

or

Tai Fook Securities Company Limited
25th Floor, New World Tower
16-18 Queen's Road Central
Hong Kong

or

YF Securities Company Limited
11th Floor, CMA Building
64-66 Connaught Road Central
Hong Kong

or

Any of the following branches of The Standard Chartered Bank:

Hong Kong Island:	The Landmark Branch	The Landmark, 15 Queen's Road Central, Central
	Des Voeux Road Branch	Standard Chartered Bank Building, 4-4a Des Voeux Road, Central
	Leighton Centre Branch	Shop 12-16, UG/F Leighton Centre, 77 Leighton Road, Causeway Bay
	CIG Building Branch	Shop B, G/F, CIG Building, 141 Des Voeux Road, Central
	North Point Centre Branch	284 King's Road, North Point
	Taikoo Place Branch	G/F, 969 King's Road, Quarry Bay
Kowloon:	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
	Mongkok Bank Centre Branch	Bank Centre, 630-636 Nathan Road, Mongkok
	Tsimshatsui Branch	10 Granville Road, Tsimshatsui
	Cheung Sha Wan Branch	828 Cheung Sha Wan Road, Cheung Sha Wan
New Territories:	Tsuen Wan Branch	Basement 1/F, Emperor Plaza, 263 Sha Tsui Road, Tsuen Wan

The **Yellow** Application Forms, together with copies of this prospectus, may be obtained at:

Depository Counter of Hongkong Clearing
2nd Floor, Vicwood Plaza,
199 Des Voeux Road Central, Hong Kong

or

Customer Service Centre of Hongkong Clearing
Upper Ground Floor,
V-Heun Building,
128-140 Queen's Road Central, Hong Kong

You can collect a **Pink** Application Form from the secretary of the Company, Mr. Chung Wai Man, at:

Unit 1299, 12/F., HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong

HOW TO COMPLETE THE APPLICATION FORMS

There are detailed instructions on each Application Form. You should read those instructions carefully. If you do not follow the instructions your application may be rejected.

If your application is made through a duly authorised attorney, the Company and CPY International (for itself and on behalf of the Public Offer Underwriters) as agent for the Company may accept it at their discretion, and subject to any conditions they think fit, including evidence of the authority of your attorney. CPY International in its capacity as agent for the Company has full discretion to reject or accept any application, in full or in part, without assigning any reason.

HOW MANY APPLICATIONS MAY YOU MAKE

There are only two situations where you may make more than one application for Public Offer Shares:

1. if you are a nominee, you may lodge more than one application in your own name on behalf of different owners. In the box on the application form marked "For nominees", you must include (i) an account number; or (ii) some other identification code for each beneficial owner. If you do not include this information, the application will be treated as being made for your benefit;

2. if you are an eligible full-time employee of the Company, or any of its subsidiaries, other than the Directors or chief executives of the Company or any of its subsidiaries or existing beneficial owners of the Shares of the Company or associates (as defined in the Listing Rules) of any of them, and apply on a PINK Application Form, you may also either apply for Shares on a WHITE or YELLOW Application Form.

Otherwise, multiple applications are not allowed and rejected.

It will be a term and condition of all applications that by completing and delivering an Application Form, you give a warranty to the following effect that:

- no other application is made for your benefit by you or by any one applying as your agent or by any other person, if the application is made for your benefit;

- if the application is made by you as agent for the benefit of another person, reasonable enquiries have been made of that other person that this is the only application which will be made for the benefit of that other person on a **WHITE** or **YELLOW** Application Form and that you are duly authorised to sign the Application Form as that other person's agent.

All of your applications will be rejected as multiple applications if you or joint applicants together:

- make more than one application on a **WHITE** and **YELLOW** Application Form;

- make more than one application on a **PINK** Application Form;

- apply on one **YELLOW** or **WHITE** Application Form (whether individually or jointly with others) for more than 100% of the Public Offer Shares available in either pool A or pool B as more particularly described in the subsection headed "Offer mechanism – Basis of allocation of the Shares" under the section headed "Structure of the Share Offer" to this prospectus;

- apply on one **PINK** application form for more than 100% of the Public Offer Shares being offered to eligible full-time employees of the Company or any of its subsidiaries, other than the directors or chief executive of the Company or any of its subsidiaries or existing beneficial shareholders of the Company or associates (as defined in the Listing Rules of) any of them, on a preferential basis; or

- have been allotted Shares under the Placing.

All of your applications will also be rejected as multiple applications if more than one application is made for your benefit. If an application is made by an unlisted company and

- the only business of that company is dealing in securities; and

- you exercise statutory control over that company,

then that application will be treated as being for your benefit.

Unlisted company means a company with no equity securities listed on the Stock Exchange.

Statutory control means you:

- control the composition of the board of directors of the company; or

- control more than half of the voting power of the company; or

- hold more than half of the issued share capital of the company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).

HOW MUCH ARE THE PUBLIC OFFER SHARES

The Offer Price of the Public Offer Shares is HK$0.60 each. You must also pay brokerage of 1%, a transaction levy of 0.007% and a Stock Exchange trading fee of 0.005% on application. This means that for every 5,000 Public Offer Shares you want to apply for, you have to pay HK$3,030.36. The Application Forms contain tables showing the exact amount payable for certain multiples of Shares. The proposed board lot for trading in the Shares is 5,000 Shares. You must apply for a minimum of 5,000 Shares.

You must pay the Offer Price, brokerage, transaction levy and Stock Exchange trading fee in full when you apply for the Public Offer Shares. Your payment must be made by one cheque or one banker's cashier order and must comply with the terms of the related Application Forms.

If your application is successful, brokerage is paid to participants of the Stock Exchange, the transaction levy is paid to the Securities and Futures Commission, and the Stock Exchange trading fee is paid to the Stock Exchange.

TIME FOR APPLICATION OF PUBLIC OFFER SHARES

For **WHITE** and **YELLOW** Application Forms, completed forms, with payments attached, must be lodged by 12:00 noon on Wednesday, 17 October 2001, or, if the application lists are not open on that day, then by 12:00 noon on the day the lists are open.

For **PINK** application forms, completed forms, with payments attached, must be returned to the company secretary of the Company, Mr. Chung Wai Man, at Unit 1299, 12/F., HITEC, 1 Trademark Drive, Kowloon Bay, Hong Kong no later than 4:00 p.m. on Tuesday, 16 October 2001.

Your completed Application Form, with payment in Hong Kong dollars for the full amount payable on application attached, should be deposited in the special collection boxes provided at any of the branches of Standard Chartered Bank listed under the paragraph headed "Where to collect the application forms" of this prospectus at the following times:

Friday, 12 October 2001	–	9:00 a.m. to 4:00 p.m.
Saturday, 13 October 2001	–	9:00 a.m. to 12:00 noon
Monday, 15 October 2001	–	9:00 a.m. to 4:00 p.m.
Tuesday, 16 October 2001	–	9:00 a.m. to 4:00 p.m.
Wednesday, 17 October 2001	–	9:00 a.m. to 12:00 noon

The application lists will be open from 11:45 a.m. to 12:00 noon on Wednesday, 17 October 2001.

EFFECT OF BAD WEATHER ON THE OPENING OF THE APPLICATION LISTS

The application lists will not open if there is:

- a tropical cyclone warning signal number 8 or above, or
- a "black" rainstorm warning signal

in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on Wednesday, 17 October 2001. Instead they will open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings signals in force at any time between 9:00 a.m. and 12:00 noon.

Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

CIRCUMSTANCES IN WHICH YOU WILL NOT BE ALLOTTED PUBLIC OFFER SHARES

Full details of the circumstances in which you will not be allotted Public Offer Shares are set out in the notes attached to the Application Forms, and you should read them carefully. You should note in particular the following two situations in which the Public Offer Shares will not be allotted to you.

- **If your application is revoked:**

  By completing an Application Form you agree that you cannot revoke your application before the fifth day after the time for the opening of the application lists (excluding for this purpose any day which is Saturday, Sunday, or a public holiday in Hong Kong) unless a person responsible for this prospectus under section 40 of Companies Ordinance (as applied by Section 342E of the Companies Ordinance) gives a public notice under that section which excludes or limits the responsibility of that person for this prospectus. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your Application Form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Public Offer Shares to any person before Monday, 22 October 2001 except by means of one of the procedures referred to in this prospectus.

  If your application has been accepted, it cannot be revoked. Acceptance of application will be constituted by notification to the press of the basis of allocation and, where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to satisfaction of such conditions or the results of such ballot, respectively.

- **If the allotment of Public Offer Shares is void:**

  Your allotment of Public Offer Shares will be void if the Listing Committee of the Stock Exchange does not grant permission to list the Shares either:

  - Within three weeks from the closing of the application list; or
  - Within a longer period of up to six weeks if the Listing Committee of the Stock Exchange notifies the Company of that longer period within three weeks of the closing of the application lists.

COMMENCEMENT OF DEALINGS IN THE SHARES

Dealings in the Shares are expected to commence on Wednesday, 24 October 2001.

Shares will be traded in board lots of 5,000 Shares each.

IF YOUR APPLICATION FOR PUBLIC OFFER SHARES IS SUCCESSFUL (IN WHOLE OR IN PART)

The Company will not issue temporary documents of title. No receipt will be issued for application money paid.

COLLECTION/POSTING OF SHARE CERTIFICATE(S)/REFUND CHEQUE(S) AND DEPOSIT OF SHARE CERTIFICATE(S) INTO CCASS.

WHITE Application Form:

If you have applied for 500,000 Public Offer Shares or more and have indicated on your Application Form that you will collect your share certificate(s) and/or refund cheque(s), you may collect it/them from:

Standard Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

Share certificate(s) and refund cheque(s) will be available for collection between 9:00 a.m. and 1:00 p.m. on Monday, 22 October 2001.

Applicants being individuals who opt for personal collection cannot authorise any other person to make collection on their behalf. Applicants being corporations who opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Standard Registrars Limited.

If you do not collect your share certificate(s) and/or refund cheque(s) in person within the time specifying the collection, if any, they will be sent to the address on your Application Form shortly after the time specified for the collection on the date of despatch by ordinary post and at your own risk.

If you have applied for 500,000 Public Offer Shares or above and have not indicated on your Application Form that you will collect your share certificate(s) and/or refund cheque(s) in person, or if you have applied for less than 500,000 Public Offer Shares, then your share certificate(s) and/or refund cheque(s), if any, will be sent to the address on your application form by ordinary post and at your own risk on Monday, 22 October 2001, respectively.

YELLOW Application Form:

Your share certificate(s) will be issued in the name of HKSCC Nominees Limited and deposited into CCASS for credit to your CCASS investor participant stock account or the stock account of your designated

CCASS participant as instructed by you at the close of business on Monday, 22 October 2001, or under certain contingent situations, on any other date as shall be determined by Hongkong Clearing or HKSCC Nominees Limited.

If you are applying through a designated CCASS participant (other than a CCASS investor participant):

- for Public Offer Shares credited to the stock account of your designated CCASS participant (other than a CCASS investor participant), you can check the number of Public Offer Shares allotted to you with that CCASS participant.

If you are applying as a CCASS investor participant:

- the Company will publish the results of investor participants' applications together with the results of the Share Offer in the newspapers on Friday, 19 October 2001. You should check against the announcement published by the Company and report any discrepancies to Hongkong Clearing before 12:00 noon on Monday, 22 October 2001 or such other date as shall be determined by Hongkong Clearing or HKSCC Nominees Limited. On Tuesday, 23 October 2001 (being the next day following the credit of the Public Offer Shares to your stock account) you can check your new account balance via the CCASS Phone System and CCASS Internet System (under the procedures contained in Hongkong Clearing's "An Operating Guide for Investor Participants" in effect from time to time). Hongkong Clearing will also mail to you an Activity Statement showing the number of Public Offer Shares credited to your stock account.

If you have applied for 500,000 Public Offer Shares or above and have indicated on your Application Form that you will collect your refund cheque(s) (if any) in person, please follow the instructions set out under the sub-paragraph headed "White Application Form" above.

If you have applied for 500,000 Public Offer Shares or above and have not indicated on your Application Form that you will collect your refund cheque(s) in person, or if you have applied for less than 500,000 Public Offer Shares, then your refund cheque(s), if any, will be sent to the address on your application form by ordinary post and at your own risk on Monday, 22 October 2001.

SHARES WILL BE ELIGIBLE FOR ADMISSION INTO CCASS

If the Stock Exchange grants the listing of and permission to deal in the Shares and the Company complies with the stock admission requirements of Hongkong Clearing, the Shares will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Shares on the Stock Exchange or on any other date as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day after any trading day.

All necessary arrangements have been made for the Shares to be admitted into CCASS.

All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The following is the text of a report prepared for the purpose of inclusion in this prospectus received from the auditors and reporting accountants of the Company, Deloitte Touche Tohmatsu.

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

12 October 2001

The Directors
Artel Solutions Group Holdings Limited
Core Pacific-Yamaichi Capital Limited

Dear Sirs,

We set out below our report on the financial information regarding Artel Solutions Group Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 (the "Relevant Periods") for inclusion in the prospectus of the Company dated 12 October 2001 (the "Prospectus").

The Company was incorporated as an exempted company with limited liability in the Cayman Islands on 5 December 2000 under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands in the name of Arcon Group Holdings Limited. Pursuant to the resolution passed in the board of directors' meeting on 26 July 2001, the Company changed into its present name. In accordance with a group reorganisation (the "Reorganisation"), as detailed in the paragraph headed "Group reorganisation" in Appendix V to the Prospectus which was completed on 29 August 2001, the Company became the holding company of the subsidiaries set out below.

As at the date of this report, the Company has direct or indirect interests in the following subsidiaries, all of which are private companies (or, if incorporated or established outside Hong Kong, have substantially the similar characteristics to a private company incorporated in Hong Kong) the details of which are set out as follows:

Name of company	Place and date of incorporation/ establishment	Paid-up share capital/ registered capital	Attributable equity interest held by the Company		Principal activities
			Directly	Indirectly	
ASEP Solutions Limited (Formerly known as Top Technologies Limited)	Hong Kong 28 February 2001	HK$2	–	100%	Provision of e-enabling solutions and technical services
Advance Great Limited	Hong Kong 24 January 1997	HK$10,000	–	100%	Trading of computer components

Name of company	Place and date of incorporation/ establishment	Paid-up share capital/ registered capital	Attributable equity interest held by the Company Directly	Indirectly	Principal activities
亞邦電腦國際貿易(上海)有限公司	The People's Republic of China (the "PRC") 13 February 2000	US$200,000	–	100%	Trading of computer components and networking products and provision of technical support and after-sales services
Artel Computer Solutions Limited (Formerly known as Arcon Computer Solutions Limited and Arcon International Limited)	British Virgin Islands 8 October 1998	US$200,000	–	100%	Investment holding
Artel e-Solutions Limited (Formerly known as Arcon e-Solutions Limited and Helping Hand Technology Limited)	British Virgin Islands 5 January 2000	US$10	–	100%	Investment holding
Artel International Holdings Limited (Formerly known as Arcon Holdings Limited and Covelands Trading Ltd.)	British Virgin Islands 3 January 1995	US$1	100%	–	Investment holding
Artel Industries Limited (Formerly known as Arcon Industries Limited)	Hong Kong 7 March 1996	HK$8,000,002 (note)	–	100%	Trading of computer components and networking equipment and provision of integrated e-enabling solutions
Ariel International Technology Company Limited (Formerly known as A-Gate International Limited)	Hong Kong 18 October 1994	HK$10	–	100%	Trading of networking equipment

Name of company	Place and date of incorporation/ establishment	Paid-up share capital/ registered capital	Attributable equity interest held by the Company Directly	Indirectly	Principal activities
Best Hero Limited	Hong Kong 7 June 1999	HK$10,000	–	100%	Trading of computer components
Davidson Overseas Assets Limited	British Virgin Islands 27 September 1996	US$1	–	100%	Inactive

Note: The paid up share capital of Artel Industries Limited consists of 2 ordinary shares of HK$1.00 each and 8,000,000 non-voting deferred shares of HK$1.00 each. The deferred shares are not held by the Group and practically carry no right to dividend or to receive notice of or to attend or vote at any annual general meeting of the company. On winding up, the holders of the deferred shares are entitled to distribution out of the remaining assets of the company only after the distribution of HK$10,000,000,000,000, as specified in the articles of association, to holders of ordinary shares.

We have acted as auditors of all the companies now comprising the Group for the Relevant Periods, or from the respective dates of their incorporation/establishment where this is a shorter period, except for the following:

Name of company	Financial period	Auditors
亞邦電腦國際貿易(上海)有限公司	Period from 13 February 2000 (date of establishment) to 31 December 2000 and from 1 January 2001 to 31 March 2001	Shanghai Jia Hua Certified Public Accountants, Certified Public Accountants registered in the PRC
Artel Industries Limited	Year ended 31 December 1998	Morison Heng, Chartered Accountants Certified Public Accountants registered in Hong Kong
Davidson Overseas Assets Limited	Year ended 31 December 1998	Morison Heng, Chartered Accountants Certified Public Accountants registered in Hong Kong

For the purposes of this report, we have examined the audited financial statements, or where appropriate, management accounts of the companies now comprising the Group for the Relevant Periods or for the period from their respective dates of incorporation to 31 March 2001, where this is a shorter period. Our examination was made in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the Hong Kong Society of Accountants (the "HKSA").

The financial statements of Artel International Holdings Limited for each of the three years ended 31 December 2000 and the financial statements of Artel Industries Limited for the year ended 31 December 2000 have been qualified for not preparing group accounts as required by Statement of Standard Accounting Practice No. 7 "Group Accounts" issued by HKSA. The financial statements of Artel International Holdings Limited and Artel e-Solutions Limited for the three months ended 31 March 2001 have been qualified for not preparing group accounts as required by Statement of Standard accounting Practice No. 32 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" issued by HKSA. As stated in the basis of presentation as set out in note 1 below, the financial information contained in this report has already included the combined results, cash flows and balance sheets of the companies now comprising the Group. Accordingly, the qualifications do not have any impact on the financial information contained in this report.

The financial information of the Group for the Relevant Periods set out in this report have been prepared based on the audited financial statements or management accounts (the "Underlying Financial Statements") of the companies now comprising the Group, on the basis set out in note 1 to the financial information, after making such adjustments as we consider appropriate for the purpose of preparing our report for inclusion in the Prospectus.

The directors of the Company are responsible for preparing the Underlying Financial Statements which give a true and fair view. They are also responsible for the contents of the Prospectus in which this report is included. It is our responsibilities to compile the financial information set out in the report from the Underlying Financial Statements, to form an opinion on the financial information and to report our opinion to you.

In our opinion, on the basis of preparation set out in note 1 below, the financial information give, for the purpose of this report, a true and fair view of the combined results and cash flows of the Group for the Relevant Periods and of the combined financial position of the Group as at 31 December 1998, 1999 and 2000 and 31 March 2001.

A. FINANCIAL INFORMATION

Combined income statements

	NOTES	Year ended 31 December 1998 HK$'000	1999 HK$'000	2000 HK$'000	Three months ended 31 March 2001 HK$'000
Turnover	3	580,097	750,432	978,667	307,830
Cost of sales	4	(564,599)	(716,954)	(865,204)	(273,014)
Gross profit		15,498	33,478	113,463	34,816
Other revenue	5	2,792	3,961	3,010	1,517
Distribution costs		(4,828)	(3,390)	(6,420)	(2,073)
Administrative expenses		(5,749)	(4,142)	(13,634)	(4,802)
Profit from operations	6	7,713	29,907	96,419	29,458
Finance costs	7	–	(22)	(588)	(954)
Profit before taxation		7,713	29,885	95,831	28,504
Taxation	9	(1,346)	(4,200)	(14,883)	(4,400)
Profit attributable to shareholders		6,367	25,685	80,948	24,104
Earnings per share	10	0.005	0.020	0.063	0.019

There were no recognised gains or losses other than the net profit for the year/period.

Combined balance sheets

	NOTES	At 31 December 1998 HK$'000	At 31 December 1999 HK$'000	At 31 December 2000 HK$'000	At 31 March 2001 HK$'000
Non-current assets					
Plant and equipment	11	188	193	789	800
Current assets					
Inventories	12	43,573	55,836	131,261	194,206
Trade and other receivables	13	117,688	99,784	233,329	260,874
Amount due from a related company	14	–	388	–	–
Amount due from a director	15	–	3,284	6,909	2,927
Pledged bank deposits	21	15,731	–	20,385	59,385
Bank balances and cash		50,246	57,910	39,250	10,768
		227,238	217,202	431,134	528,160
Current liabilities					
Trade and other payables	16	163,149	168,494	295,538	312,415
Amount due to a related company		46,408	–	19	19
Amount due to a director		413	–	–	–
Tax liabilities		1,938	6,138	12,655	16,010
Short term bank loans, secured		–	–	–	52,701
		211,908	174,632	308,212	381,145
Net current assets		15,330	42,570	122,922	147,015
		15,518	42,763	123,711	147,815
Capital and reserves					
Paid-in capital	17	8,010	9,570	9,570	9,570
Retained profits	18	7,508	33,193	114,141	138,245
		15,518	42,763	123,711	147,815

Combined cash flow statements

	NOTES	Year ended 31 December 1998 HK$'000	1999 HK$'000	2000 HK$'000	Three months ended 31 March 2001 HK$'000
NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES	19	2,013	(9,079)	12,090	(44,937)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE					
Interest received		2,735	3,247	3,010	835
Interest paid on borrowings		–	(22)	(588)	(954)
NET CASH INFLOW (OUTFLOW) FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		2,735	3,225	2,422	(119)
TAXATION					
Hong Kong Profits Tax refund (paid)		375	–	(8,366)	(1,045)
INVESTING ACTIVITIES					
Purchases of plant and equipment		(17)	(76)	(796)	(64)
(Advance to) repayment from a director		–	(3,284)	(3,625)	3,982
(Increase) decrease in pledged bank deposits		(15,731)	15,731	(20,385)	(39,000)
NET CASH (OUTFLOW) INFLOW FROM INVESTING ACTIVITIES		(15,748)	12,371	(24,806)	(35,082)
NET CASH (OUTFLOW) INFLOW BEFORE FINANCING		(10,625)	6,517	(18,660)	(81,183)

Combined cash flow statements (continued)

	NOTES	Year ended 31 December 1998 HK$'000	1999 HK$'000	2000 HK$'000	Three months ended 31 March 2001 HK$'000
FINANCING ACTIVITIES	20				
Proceeds from issue of shares		8,010	1,560	–	–
Advance from (repayment to) a director		413	(413)	–	–
NET CASH INFLOW FROM FINANCING ACTIVITIES		8,423	1,147	–	–
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(2,202)	7,664	(18,660)	(81,183)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR/PERIOD		52,448	50,246	57,910	39,250
CASH AND CASH EQUIVALENTS AT END OF YEAR/PERIOD		50,246	57,910	39,250	(41,933)
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS					
Bank balances and cash		50,246	57,910	39,250	10,768
Short term bank loans, secured		–	–	–	(52,701)
		50,246	57,910	39,250	(41,933)

Notes to the financial statements

1. BASIS OF PREPARATION OF FINANCIAL INFORMATION

The financial information, which is based on the Underlying Financial Statements, after making such adjustments as we consider appropriate, include the combined results, cash flows and balance sheets of the companies now comprising the Group as if the current group structure had been in existence throughout the Relevant Periods or since their respective dates of incorporation/establishment where this is a shorter period (except for Best Hero Limited and ASEP Solutions Limited in which the equity interests held by the Group was acquired subsequent to 31 March 2001).

All significant intra-group transactions, cash flows and balances have been eliminated on combination.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention. The principal accounting policies which have been adopted in preparing the financial statements set out in this report and which conform with accounting principles generally accepted in Hong Kong are set out below:

Revenue recognition

Sales of goods are recognised when goods are delivered and title has passed.

Service income is recognised when services are rendered.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Operating leases

Leases where substantially all of the rewards and risks of ownership of the assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the income statement on a straight line basis over the relevant lease terms.

Foreign currencies

Transactions in foreign currencies are initially recorded at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On combination, the assets and liabilities of the Group's overseas operations are translated at exchange rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the operation is disposed of.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

The charge for taxation is based on the results for the year/period as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Plant and equipment

Plant and equipment are stated at cost less depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance and overhaul costs, is charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect the decline in value. In determining the recoverable amount of assets, expected future cash flows are not discounted to their present values.

Depreciation is charged so as to write off the cost of items of plant and equipment over their estimated useful lives, using the straight-line method, at the rate of 20% per annum.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises invoiced value of goods purchased and is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less the estimated costs necessary to make the sale.

Cash equivalents

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired; less advances from bank repayable within three months from the date of the advance.

3. TURNOVER

Turnover represents the amounts received and receivable for goods sold and services provided to outside customers, less trade discounts and returns during the Relevant Periods.

The Group's turnover and contribution to gross profit for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 analysed by principal activity and geographical market were as follows:

	Year ended 31 December			Three months ended 31 March
	1998	**1999**	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover by principal activity:				
Distribution of computer components and information technology products	558,236	713,789	882,590	291,613
Provision of integrated e-enabling solutions	21,861	36,643	96,077	16,217
	580,097	750,432	978,667	307,830
Turnover by geographical market:				
PRC	580,097	161,462	191,262	51,902
Hong Kong	–	588,970	787,405	255,928
	580,097	750,432	978,667	307,830
Contribution to gross profit by principal activity:				
Distribution of computer components and information technology products	15,978	26,836	90,961	28,492
Provision of integrated e-enabling solutions	(480)	6,642	22,502	6,324
	15,498	33,478	113,463	34,816
Contribution to gross profit by geographical market:				
PRC	15,498	12,669	38,634	11,836
Hong Kong	–	20,809	74,829	22,980
	15,498	33,478	113,463	34,816

4. COST OF SALES

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Cost of sales comprises:				
Purchase cost of goods sold	582,697	740,870	911,624	291,295
Rebates	(18,098)	(23,916)	(46,420)	(18,281)
	564,599	716,954	865,204	273,014

5. OTHER REVENUE

Included in other revenue is net investment income as follows:

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Interest earned on bank deposits	2,735	3,247	3,010	835

6. PROFIT FROM OPERATIONS

Profit from operations has been arrived at after charging:

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Depreciation of plant and equipment	25	71	151	53
Auditors' remuneration	130	120	307	–
Bad debts	162	–	–	–
Operating lease charges on premises	454	436	518	389
Staff costs:				
Directors' remuneration	405	310	5,918	879
Staff costs excluding directors' remuneration	5,750	4,256	8,670	4,423
Total staff costs	6,155	4,566	14,588	5,302
Preliminary expenses written off	63	12	–	–

7. FINANCE COSTS

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Interest on:				
Bank loans and overdrafts wholly repayable within five years	–	22	588	954

No borrowing costs were capitalised during the Relevant Periods.

8. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Directors' emoluments

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Fees:				
Executive directors	–	–	–	–
Independent non-executive directors	–	–	–	–
	–	–	–	–
Other emoluments (executive directors):				
Salaries and other benefits	405	310	5,918	879
Retirement benefit scheme contributions	–	–	–	–
	405	310	5,918	879
	405	310	5,918	879

The emoluments of each of the directors were within the following bands:

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	Number of directors	Number of directors	Number of directors	Number of directors
Nil to HK$1,000,000	1	1	–	1
HK$5,500,001 – HK$6,000,000	–	–	1	–

8. DIRECTORS' AND EMPLOYEES' EMOLUMENTS (continued)

Employees' emoluments

During the Relevant Periods, the five highest paid individuals included 1, 1, 1 and 1 director of the Company for each of three years ended 31st December 2000 and the three months ended 31 March 2001 respectively, details of whose emoluments are set out above. The emoluments of the remaining highest paid individual were as follows:

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Salaries and other benefits	1,078	1,574	2,033	973
Retirement benefit scheme contributions	–	–	–	20
	1,078	1,574	2,033	993

The emoluments of each of the aforesaid employees were within the following bands:

	Year ended 31 December			Three months ended 31 March 2000
	1998	1999	2000	
	Number of employees	Number of employees	Number of employees	Number of employees
Nil to HK$1,000,000	4	4	4	4

9. TAXATION

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
The charge comprises:				
Profits tax for the year/period				
Hong Kong	681	4,200	14,883	4,400
Other regions in the PRC	665	–	–	–
Taxation attributable to the Company and its subsidiaries	1,346	4,200	14,883	4,400

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the Relevant Periods.

Provision for PRC income tax has been made for revenue derived from PRC by Davidson Overseas Assets Limited, a wholly-owned subsidiary, in 1998. Davidson Overseas Assets Limited ceased its operations in 1999 and no revenue has been derived thereafter. PRC income tax is calculated at the rates prevailing in the relevant jurisdiction.

No provision for PRC income tax has been made in respect of the Company's PRC subsidiary as the PRC subsidiary incurred losses during the Relevant Periods.

There is no significant unprovided deferred taxation as at 31 December 1998, 1999 and 2000 and 31 March 2001.

10. EARNINGS PER SHARE

The calculations of earnings per share is based on the profit attributable to shareholders during the Relevant Periods and assuming 1,280,000,000 shares in issue and issuable, comprising 20,000,000 shares in issue as at the date of the Prospectus and 1,260,000,000 shares to be issued pursuant to the capitalisation issue as described in the section headed "Written resolutions of the sole shareholder of the Company passed on 29 August 2001" in Appendix V of the Prospectus.

11. PLANT AND EQUIPMENT

	Equipment, furniture and fixtures *HK$'000*
COST	
At 1 January 1998	220
Additions	17
At 31 December 1998	237
DEPRECIATION	
At 1 January 1998	24
Provided for the year	25
At 31 December 1998	49
NET BOOK VALUE	
At 31 December 1998	188
COST	
At 1 January 1999	237
Additions	76
At 31 December 1999	313
DEPRECIATION	
At 1 January 1999	49
Provided for the year	71
At 31 December 1999	120
NET BOOK VALUE	
At 31 December 1999	193

11. PLANT AND EQUIPMENT (continued)

	Equipment, furniture and fixtures *HK$'000*
COST	
At 1 January 2000	313
Additions	796
Disposals	(115)
At 31 December 2000	994
DEPRECIATION	
At 1 January 2000	120
Provided for the year	151
Eliminated on disposals	(66)
At 31 December 2000	205
NET BOOK VALUE	
At 31 December 2000	789
COST	
At 1 January 2001	994
Additions	64
At 31 March 2001	1,058
DEPRECIATION	
At 1 January 2001	205
Provided for the period	53
At 31 March 2001	258
NET BOOK VALUE	
At 31 March 2001	800

12. INVENTORIES

	At 31 December			At 31 March
	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Finished goods	43,573	55,836	131,261	194,206

At the respective balance sheet dates, all inventories are stated at cost.

13. TRADE AND OTHER RECEIVABLES

The credit terms of the Group range from 30 to 365 days. The aged analysis of trade receivables is as follows:

	At 31 December			At 31 March
	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Aged:				
0 to 30 days	106,350	66,836	87,028	88,528
31 to 60 days	8,932	29,425	28,537	26,080
61 to 90 days	2,324	–	15,873	11,290
91 to 180 days	–	25	84,157	75,160
181 to 365 days	–	2,880	7,244	49,645
Over 365 days	–	–	8,881	8,788
Total trade receivables	117,606	99,166	231,720	259,491
Other receivables	82	618	1,609	1,383
	117,688	99,784	233,329	260,874

14. AMOUNT DUE FROM A RELATED COMPANY

Details of amount due from a related company, which are of trade nature, are as follows:

Name of related entity/Terms of loan	Balance at 31.12.1998	Maximum amount outstanding during the year ended 31.12.1998	Balance at 31.12.1999	Maximum amount outstanding during the year ended 31.12.1999	Balance at 31.12.2000	Maximum amount outstanding during the year ended 31.12.2000	Balance at 31.3.2001	Maximum amount outstanding during the period ended 31.3.2001
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Ariel Computer Company Limited Unsecured, non-interest bearing and with no fixed term of repayment	–	N.A.	388	388	–	N.A.	–	N.A.

15. AMOUNT DUE FROM A DIRECTOR

Details of the amount due from a director are as follows:

Name of director/ Terms of loan	Balance at 31.12.1998	Maximum amount outstanding during the year ended 31.12.1998	Balance at 31.12.1999	Maximum amount outstanding during the year ended 31.12.1999	Balance at 31.12.2000	Maximum amount outstanding during the year ended 31.12.2000	Balance at 31.3.2001	Maximum amount outstanding during the period ended 31.3.2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Mr. Yu Pen Hung								
Unsecured, non-interest bearing and with no fixed term of repayment	–	N.A.	3,284	3,284	6,909	6,909	2,927	6,909

The amount outstanding has been fully settled subsequent to 31 March 2001.

16. TRADE AND OTHER PAYABLES

The aged analysis of trade payables is as follows:

	At 31 December			At 31 March
	1998	**1999**	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Aged:				
0 to 30 days	57,796	86,763	183,080	151,986
31 to 60 days	67,971	80,928	106,327	159,010
61 to 90 days	36,184	–	3,457	–
Total trade payables	161,951	167,691	292,864	310,996
Other payables	1,198	803	2,674	1,419
	163,149	168,494	295,538	312,415

17. PAID-IN CAPITAL

The paid-in capital represented the aggregate amount of the nominal value of the share capital of the companies comprising the Group at the respective balance sheet dates.

18. RETAINED PROFITS

	HK$'000
At 1 January 1998	1,141
Net profit for the year	6,367
At 31 December 1998	7,508
Net profit for the year	25,685
At 31 December 1999	33,193
Net profit for the year	80,948
At 31 December 2000	114,141
Net profit for the period	24,104
At 31 March 2001	138,245

19. RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW (OUTFLOW) FROM OPERATING ACTIVITIES

	Year ended 31 December			Three months ended 31 March
	1998	1999	2000	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Profit before taxation	7,713	29,885	95,831	28,504
Adjustments for:				
Interest expense	–	22	588	954
Interest income	(2,735)	(3,247)	(3,010)	(835)
Depreciation of plant and equipment	25	71	151	53
Loss on disposal of plant and equipment	–	–	49	–
Decrease (increase) in inventories	2,256	(12,263)	(75,425)	(62,945)
(Increase) decrease in trade and other receivables	(20,126)	17,904	(133,545)	(27,545)
Increase in trade and other payables	15,489	5,345	127,044	16,877
Change in amount due from/to a related company	(609)	(46,796)	407	–
Net cash inflow (outflow) from operating activities	2,013	(9,079)	12,090	(44,937)

20. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR/PERIOD

	Paid-in capital	Amount due to a director
	HK$'000	*HK$'000*
At 1 January 1998	–	–
Advance	–	413
Proceeds from issue of shares	8,010	–
At 31 December 1998	8,010	413
Repayments of amounts borrowed	–	(413)
Proceeds from issue of shares	1,560	–
At 31 December 1999, 31 December 2000 and 31 March 2001	9,570	–

21. PLEDGE OF ASSETS

In accordance with the terms of the distribution agreement entered into between the Group and a major supplier, the Group has granted the major supplier a security interest in the inventories supplied and in any proceeds (including accounts receivable) as security for any outstanding amount due by the Group. The aggregate amount of relevant assets pledged at the respective balance sheet dates is as follows:

	At 31 December			At 31 March
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Assets pledged	161,951	167,691	292,864	310,966

In addition, the Group's bank deposits were pledged to bankers to secure certain banking facilities at the respective balance sheet dates as follows:

	At 31 December			At 31 March
	1998	1999	2000	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank deposits pledged	15,731	–	20,385	59,385

22. SEGMENT INFORMATION

(A) Business segments

For the year ended 31 December 1998/at 31 December 1998:

	Distribution of computer components and information technology products *HK$'000*	Provision of integrated e-enabling solutions *HK$'000*	Combined *HK$'000*
REVENUE			
External sales	558,236	21,861	580,097
RESULT			
Segment result	11,332	(662)	10,670
Other revenue			2,792
Unallocated corporate expenses			(5,749)
Profit from operations			7,713
Finance costs			–
Profit before taxation			7,713
Taxation			(1,346)
Profit attributable to shareholders			6,367
BALANCE SHEET			
Assets			
Segment assets	154,826	6,353	161,179
Unallocated corporate assets			66,247
Combined total assets			227,426
Liabilities			
Segment liabilities	157,406	4,545	161,951
Unallocated corporate liabilities			49,957
Combined total liabilities			211,908

For the year ended 31 December 1999/at 31 December 1999:

	Distribution of computer components and information technology products HK$'000	Provision of integrated e-enabling solutions HK$'000	Combined HK$'000
REVENUE			
External sales	713,789	36,643	750,432
RESULT			
Segment result	23,612	6,476	30,088
Other revenue			3,961
Unallocated corporate expenses			(4,142)
Profit from operations			29,907
Finance costs			(22)
Profit before taxation			29,885
Taxation			(4,200)
Profit attributable to shareholders			25,685
BALANCE SHEET			
Assets			
Segment assets	125,108	29,894	155,002
Unallocated corporate assets			62,393
Combined total assets			217,395
Liabilities			
Segment liabilities	159,930	7,761	167,691
Unallocated corporate liabilities			6,941
Combined total liabilities			174,632

For the year ended 31 December 2000/at 31 December 2000:

	Distribution of computer components and information technology products	Provision of integrated e-enabling solutions	Combined
	HK$'000	*HK$'000*	*HK$'000*
REVENUE			
External sales	882,590	96,077	978,667
RESULT			
Segment result	85,171	21,872	107,043
Other revenue			3,010
Unallocated corporate expenses			(13,634)
Profit from operations			96,419
Finance costs			(588)
Profit before taxation			95,831
Taxation			(14,883)
Profit attributable to shareholders			80,948
BALANCE SHEET			
Assets			
Segment assets	290,802	72,179	362,981
Unallocated corporate assets			68,942
Combined total assets			431,923
Liabilities			
Segment liabilities	271,796	21,068	292,864
Unallocated corporate liabilities			15,348
Combined total liabilities			308,212

For the three months ended 31 March 2001/at 31 March 2001:

	Distribution of computer components and information technology products HK$'000	Provision of integrated e-enabling solutions HK$'000	Combined HK$'000
REVENUE			
External sales	291,613	16,217	307,830
RESULT			
Segment result	26,528	6,215	32,743
Other revenue			1,517
Unallocated corporate expenses			(4,802)
Profit from operations			29,458
Finance costs			(954)
Profit before taxation			28,504
Taxation			(4,400)
Profit attributable to shareholders			24,104
BALANCE SHEET			
Assets			
Segment assets	390,760	62,937	453,697
Unallocated corporate assets			75,263
Combined total assets			528,960
Liabilities			
Segment liabilities	334,684	29,013	363,697
Unallocated corporate liabilities			17,448
Combined total liabilities			381,145

(B) Geographical segments

The Group's operations are located in Hong Kong throughout the Relevant Periods. An analysis of the Group's sales by geographical market is set out in note 3 above.

An analysis of the carrying amount of segment assets by geographical market is set out as follows:

	At 31 December			At 31 March
	1998	**1999**	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC	103,145	68,545	97,754	102,513
Hong Kong	124,281	148,850	334,169	426,447
	227,426	217,395	431,923	528,960

23. CONTINGENT LIABILITIES

At the respective balance sheet dates, the Group had no contingent liabilities.

24. CAPITAL COMMITMENTS

At the respective balance sheet dates, the Group had no material capital commitments.

25. LEASE COMMITMENTS

At the respective balance sheet dates, the Group had the following outstanding commitments under non-cancellable operating leases in respect of land and buildings as follows:

	At 31 December			At 31 March
	1998	**1999**	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Payable:				
Within one year	197	408	1,256	1,141
In the second to fifth year inclusive	–	250	1,982	1,712
	197	658	3,238	2,853

26. RELATED PARTY TRANSACTIONS

During the Relevant Periods, the following related party transactions took place:

Name of related party	Nature of transaction	Year ended 31 December 1998	1999	2000	Three months ended 31 March 2001
		HK$'000	HK$'000	HK$'000	HK$'000
Ariel Computer Company Limited	Trade sales, net of return	108,464	54,236	1,049	–
Ariel Computer Company Limited	Trade purchases	64,170	5,743	–	–

Mr. Yu Pen Hung, a Director of the Company, has beneficial interest in the share capital of Ariel Computer Company Limited.

In the opinion of the directors, the above related party transactions were entered into during the normal course of business and were carried out on at terms as determined by directors. All the transactions described above will be terminated following the listing the Company's shares on The Stock Exchange of Hong Kong Limited.

In addition, certain banking facilities of the Group are secured by certain guarantees provided by Mr. Yu Pen Hung and Mr. Chao Wei Neng, William, a director of Artel Industries Limited and the brother in-law of Mr. Yu Pen Hung, and a promissory note issued by Ariel Computer Company Limited, which will be released and replaced by guarantees from the Company or other members of the Group following the listing of the Company's shares on The Stock Exchange of Hong Kong Limited.

27. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution Mandatory Provident Fund under the Mandatory Provident Fund Scheme Ordinance for all qualifying employees in Hong Kong since December 2000. The assets of the schemes are held separately from those of the Group in funds under the control of trustees.

The details of retirement benefits scheme contribution for the Group's employees, net of forfeited contributions, which have been dealt with in the income statement of the Group for the Relevant Periods are as follows:

	Year ended 31 December			Three months ended 31 March
	1998	**1999**	**2000**	**2001**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Gross retirement benefits scheme contributions	–	–	–	37
Less: Forfeited contributions utilised to offset contributions for the period	–	–	–	–
Net retirement benefits scheme contributions	–	–	–	37
Amount of forfeited contributions available to offset further contributions payable by the Group at the end of each period	–	–	–	–

28. DISTRIBUTABLE RESERVE

At 31 March 2001, the Company had not commenced operations and hence, there were no reserves available for distribution to its shareholders at that date.

29. NET LIABILITIES OF THE COMPANY

The net liabilities of the Company as at 31 March 2001 amounted to approximately HK$49,000.

30. ULTIMATE HOLDING COMPANY

The directors regard the ultimate holding company to be E-Career Investments Limited, a company incorporated in the British Virgin Islands.

B. DIRECTORS' REMUNERATION

Save as disclosed in this report, no remuneration has been paid or is payable in respect of the period covered by this report, by the Company or any of its subsidiaries to the Company's directors.

Under the arrangement presently in force, the aggregate amount of the directors' fees and emoluments for the year ending 31 December 2001 is estimated to be approximately HK$6.8 million.

C. SUBSEQUENT EVENTS

The following transactions took place subsequent to 31 March 2001:

a) The companies comprising the Group underwent a group reorganisation to rationalise the Group's structure in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the details of which are set out in section headed "Group reorganisation" in Appendix V to this Prospectus.

b) A special dividend of HK$60,000,000 was declared in June 2001 by Artel Industries Limited and paid to the shareholder of the Company, Mr. Yu Pen Hung.

D. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Company or any of its subsidiaries in respect of any period subsequent to 31 March 2001.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

The forecast combined profit after taxation but before extraordinary items of the Group for the year ending 31 December 2001 is set out in the paragraph headed "Profit forecast, dividends and working capital" in the section headed "Financial information" on pages 101 and 102 of this prospectus.

(I) BASES AND ASSUMPTIONS

The Directors have prepared the forecast of the combined profit after taxation but before extraordinary items of the Group for the year ending 31 December 2001. The forecast has been prepared based on the audited combined results of the Group for the three months ended 31 March 2001, unaudited combined results of the Group for the six months ended 30 September 2001 and a forecast of the combined results of the Group for the three months ending 31 December 2001. The Directors are not aware of any extraordinary items which have arisen or are likely to arise for the year ending 31 December 2001. The forecast has been prepared on the basis of accounting policies consistent in all material respects with those presently adopted by the Group as summarised in the accountants' report, the text of which is set out in Appendix I to this prospectus.

The Directors have adopted the following assumptions in the preparation of the profit forecast:

(i) there will be no material changes in existing political, legal, fiscal or economic conditions in Hong Kong, the PRC or any other place in which any member of the Group carries on business or to which it sells its products;

(ii) there will be no material changes in the interest rates and exchange rates from those currently prevailing; and

(iii) there will be no material changes in the bases or rates of taxation in Hong Kong, the PRC or any other place in which any members of the Group carries on business or to which it sells its products.

(2) LETTERS

(i) Letter from Deloitte Touche Tohmatsu

Set out below is the text of the letter received by the Directors from the auditors and reporting accountants of the Company, Deloitte Touche Tohmatsu in connection with the profit forecast of the Group for the year ending 31 December 2001.

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

12 October 2001

The Directors
Artel Solutions Group Holdings Limited
Core Pacific-Yamaichi Capital Limited

Dear Sirs,

We have reviewed the accounting policies adopted and calculations made in arriving at the forecast of the combined profit after taxation but before extraordinary items of Artel Solutions Group Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ending 31 December 2001 (the "Forecast"), for which the directors of the Company are solely responsible, as set out in the prospectus dated 12 October 2001 issued by the Company (the "Prospectus"). The Forecast is prepared based on the audited results of the Group for the three months ended 31 March 2001, the results shown in the unaudited management accounts of the Group for the six months ended 30 September 2001, and a forecast of the results for the remaining three months of the financial year ending 31 December 2001.

In our opinion, the Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled on the basis of the assumptions made by the directors of the Company as set out in part I of Appendix II to the Prospectus and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Group as set out in our accountants' report dated 12 October 2001.

Yours faithfully,
Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

(ii) Letter from CPY

Set out below is the text of the letter received by the Directors from CPY in connection with the profit forecast of the Group for the year ending 31 December 2001.

Core Pacific-Yamaichi Capital Limited
1901-3, Bank of America Tower
12 Harcourt Road
Hong Kong

12 October 2001

The Directors
Artel Solutions Group Holdings Limited
Unit 1299
HITEC
1 Trademart Drive
Kowloon Bay
Hong Kong

Dear Sirs,

We refer to the forecast of the combined profit after taxation but before extraordinary items of Artel Solutions Group Holdings Limited (the "Company") and its subsidiaries for the year ending 31 December 2001 as set out in the prospectus dated 12 October 2001 (the "Forecast").

We have discussed with you the bases and assumptions upon which the Forecast has been made. We have also considered the letter dated 12 October 2001 addressed to yourselves and ourselves from Deloitte Touche Tohmatsu relating to the accounting policies and calculations upon which the Forecast has been based. On the basis of the assumptions made by you and on the basis of the accounting policies and calculations reviewed by Deloitte Touche Tohmatsu, we have formed the opinion that the Forecast, for which you as directors of the Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully,
For and on behalf of
Core Pacific-Yamaichi Capital Limited
D. C. Lee
Managing Director

The following is the text of a letter, summary of values and valuation certificate, received from Chesterton Petty Limited, an independent property valuer, in connection with their valuations as at 31 August 2001 of the property interests of the Group, prepared for the purpose of inclusion in the prospectus dated 12 October 2001.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Limited
16th Floor
Citic Tower
1 Tim Mei Avenue
Central, Hong Kong

12 October 2001

The Board of Directors
Artel Solutions Group Holdings Limited
Unit 1299, HITEC
1 Trademart Drive
Kowloon Bay
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value the property interests in the Hong Kong Special Administrative Region ("Hong Kong"), Taiwan and the People's Republic of China (the "PRC") held by Artel Solutions Group Holdings Limited (the "Company") and its subsidiaries (together referred to as the "Group"), we confirm that we have carried out inspection, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the open market values of these property interests as at 31 August 2001.

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

Our valuation has been made on the assumption that the owners sell the property interests on the open market without the benefit of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the values of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interests and no forced sale situation in any manner is assumed in our valuation.

The property interests have no commercial value mainly due to their short term nature or the prohibition or restriction against assignment/sub-letting or the lack of substantial profit rent.

We have been provided with copies of extracts of lease documents relating to the property interests in Group I, II & III. However we have not examined the original documents to verify the ownership or to ascertain the existence of any amendment which does not appear on the copies handed to us. In the course of our valuation, for property interests in Group II, we have relied to a very considerable extent on the information given by the Group and the legal opinions of the Group's PRC legal advisers on the PRC laws, Fangda Partners.

We have no reason to doubt the truth and accuracy of the information provided to us by the Group which is material to the valuations and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, identification of the properties, floor and site areas and all other relevant matters. Dimensions, measurements and areas included in the valuation certificates are based on information contained in the documents provided to us and are therefore only approximations. We have not been able to carry out detailed on-site measurements to verify the correctness of the site and the floor areas of the properties and we have assumed that the site and the floor areas shown on the documents handed to us are correct.

We have inspected the exterior of the properties and where possible, we have also inspected the interior of the premises. However, no structural survey has been made. In the course of our inspection, we did not note any serious defect. We are not, however, able to report that these properties are free from rot, infestation or any other structural defect. No tests were carried out on any of the services.

No allowance has been made in our valuation for any charge, mortgage or amount owing on any property interest nor for any expense or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We enclose herewith a summary of values and our valuation certificate.

Yours faithfully,
For and on behalf of
Chesterton Petty Limited
Charles C K Chan
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

Note: Charles C. K. Chan, MSc, FRICS, FHKIS, MCIArb, RPS(GP), has been a qualified valuer with Chesterton Petty Limited since June 1987 and has about 17 years' experience in the valuation of properties in Hong Kong and extensive experience in the valuation of properties in the PRC.

SUMMARY OF VALUES

Property	Open market value in existing state as at 31 August 2001
Group I – Property interests leased by the Group in Hong Kong	
1. Units 01, 03, 05, 08, 95, 97 & 99 on 12th Floor Hong Kong International Trade & Exhibition Centre 1 Trademart Drive Kowloon Bay Hong Kong	No commercial value
2. Unit 05, 5th Floor Block L Amoy Garden 77 Ngau Tau Kok Road Kowloon Bay Hong Kong	No commercial value
3. Unit 01, 14th Floor Block B Lee Kee Building 55 Ngau Tau Kok Road Kowloon Bay Hong Kong	No commercial value
Sub-total:	Nil
Group II – Property interest leased by the Group in the PRC	
4. Portion B, Level 2 No. D5-17 Factory (District D, Lot D-5) 131 Fu Te Bei Road Waigaoqiao Free Trade Zone Shanghai The PRC	No commercial value
Sub-total:	Nil

Property	Open market value in existing state as at 31 August 2001
Group III – Property interest leased by the Group in Taiwan	
5. Level 1 No 3, Alley 2 Lane 488 Fu-Hsin North Road Zhongshan District Taipei Taiwan	No commercial value
Sub-total :	Nil
Grand-total :	Nil

VALUATION CERTIFICATE

Group I – Property interests leased by the Group in Hong Kong

	Property	Description and tenancy particulars	Particulars of occupancy	Open market value in existing state as at 31 August 2001 *HK$*
1.	Units 01, 03, 05, 08, 95, 97 & 99 on 12th Floor Hong Kong International Trade & Exhibition Centre 1 Trademart Drive Kowloon Bay Hong Kong	Hong Kong International Trade and Exhibition Centre (referred hereinafter as the "Development") is a 14-storey Industrial development erected over 4 commercial/ car-parking/loading and unloading basement levels completed in 1995. The property comprises seven units and the enclosed corridor adjacent to the said units on the 12th Floor of the Development. According to the sales brochure of the Development, the total gross floor area of the property is approximately 934.50 sq.m. (10,059 sq.ft.). The property is subject to a lease agreement for a term of three years commencing from 1 December 2000 and expiring on 30 November 2003 at a monthly rent of HK$90,018 exclusive of rates, government rent, air-conditioning charges and management fees with four month rent-free period allocated to 1 April 2001 to 31 May 2001 and 1 December 2002 to 31 January 2003. During the rent-free period the tenant is responsible for paying the rates, government rent, air-conditioning charges and management fee and other outgoings.	The property is currently occupied by the Group as office and showroom.	No Commercial Value

Property	Description and tenancy particulars	Particulars of occupancy	Open market value in existing state as at 31 August 2001 *HK$*
2. Unit 05 5th Floor Block L Amoy Garden 77 Ngau Tau Kok Road Kowloon Bay Hong Kong	Amoy Garden is a large-scale residential commercial composite development (referred hereinafter as the "Development"). The subject block (Block L), is a 36- storey residential building erected over 5 car parking/shopping levels completed in 1985. The property comprises a residential unit on the 5th floor of Block L in the Development with a gross floor area of approximately 44.59 sq.m. (480 sq.ft.). The property is subject to a lease agreement for a term of two years commencing from 15 May 1999 at a monthly rental of HK$7,000 inclusive of rates, property tax, annual government rent (please see note 1).	The property is currently occupied by the Group as staff quarters.	No Commercial Value

Note:

1. The existing tenancy has been expired. According to the information provided by the Group that the property is still leased by the Group on monthly basis without entering into a new tenancy agreement. The monthly rental paid by the Group is HK$7,000 exclusive of rates, property tax, annual government rent and charges.

Property	Description and tenancy particulars	Particulars of occupancy	Open market value in existing state as at 31 August 2001 HK$
3. Unit 01, 14th Floor Block B Lee Kee Building 55 Ngau Tau Kok Road Kowloon Bay Hong Kong	The property comprises a residential unit on the 14th floor of a 27- storey residential building completed in 1977. The gross floor area of the property is approximately 47.66 sq.m. (513 sq.ft.). The property is subject to a lease agreement for a term of two years commencing from 1 July 2001 to 30 June 2003 at a monthly rental of HK$7,500 inclusive of management fee, property tax, government rent and rates.	The property is currently occupied by the Group as staff quarters.	No Commercial Value

Group II – Property interest leased by the Group in the PRC

	Property	Description and tenancy particulars	Particulars of occupancy	Open market value in existing state as at 31 August 2001 HK$
4.	Portion B, Level 2 No. D5-17 Factory (District D, Lot D-5) 131 Fu Te Bei Road Waigaoqiao Free Trade Zone Shanghai The PRC	The property comprises a factory unit on Level 2 of a factory building completed in 1994 with a total gross floor area of approximately 527.20 sq.m. (5,675 sq.ft.) (please see note 1). The property is subject to a tenancy agreement and a supplemental agreement for a term of two years commencing from 13 April 2000 to 12 April 2002 at a monthly rent of RMB11,985.86 exclusive of management fees (please see note 1).	The property is currently occupied by the Group as godown and ancillary office.	No Commercial Value

Notes:

1. According to the tenancy agreement and a supplementary agreement, the rented area of the property is agreed as follows:

	Gross Floor Area (sq. m.)		Lease Term	Monthly Rent (RMB)
	Godown	Office		
a)	235	20	First nine months	5,587.56
b)	330	20	Second nine months	7,669.20
c)	527	20	Remaining six months	11,985.86

2. We have been provided with a legal opinion on the property prepared by the Group's PRC legal advisers, which contains, inter alia, the following information:–

   a) The property is subject to a tenancy agreement and its supplementary agreement (together referred hereinafter as the "Agreements"), entered into between上海外高橋保稅區聯合發展有限公司 (Shanghai Waigaoqiao Free Trade Zone United Development Co., Ltd, referred hereinafter as the "Landlord") and 宏恩國際有限公司 (Artel Industries Ltd. – a wholly owned subsidiary of the Company, referred hereinafter as the "Tenant").

   b) The Agreements have been registered with the Administration Commission of Waigaoqiao Free Trade Zone, Shanghai. The Agreements are legal, valid, enforceable and binding on the Landlord and Tenant.

   c) As stipulated in the Agreement, the property is for office and warehouse uses.

Group III – Property interest leased by the Group in Taiwan

	Property	Description and tenancy particulars	Particulars of occupancy	Open market value in existing state as at 31 August 2001 HK$
5.	Level 1 No. 3, Alley 2 Lane 488 Fu-Hsin North Road Zhongshan District Taipei Taiwan	The property comprises the whole level one in a 7 storey composite building completed in 1985. The total gross floor area of the property is approximately 57.42 sq.m. (618 sq.ft.) The property is currently subject to a lease agreement for a term of 2 years commencing from 1 April 2001 at a current monthly rent of NT20,000.	The property is occupied by the Group as office.	No Commercial Value

Set out below is a summary of certain provisions of the memorandum and articles of association of the Company and of certain aspects of Cayman Islands company law.

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on 5 December 2000 under the Companies Law. The memorandum of association (the "Memorandum") and the articles of association (the "Articles") comprise its constitution.

1. THE MEMORANDUM

(a) The Memorandum states, inter alia, that the liability of members of the Company is limited to the amount, if any, for the time being unpaid on the Shares respectively held by them and that the objects for which the Company is established are unrestricted (including acting as an investment company), and that the Company shall have and be capable of exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate, irrespective of any question of corporate benefit, as provided in section 27(2) of the Companies Law and in view of the fact that the Company is an exempted company that the Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands.

(b) The Company may by special resolution alter the Memorandum with respect to any objects, powers or other matters specified therein.

2. THE ARTICLES

The Articles were adopted on 29 August 2001. The following is a summary of certain provisions of the Articles:

(a) Directors

(i) Power to allot and issue shares and warrants

Subject to the provisions of the Companies Law, the Memorandum and the Articles and to any special rights conferred on the holders of any shares or class of shares, any share may be issued with or have attached thereto such rights, or such restrictions, whether with regard to dividend, voting, return of capital, or otherwise, as the Company may by ordinary resolution determine (or, in the absence of any such determination or so far as the same may not make specific provision, as the board may determine). Subject to the Companies Law, the rules of any Designated Stock Exchange (as defined in the Articles), the Memorandum and the Articles, any share may be issued on terms that, at the option of the Company or the holder thereof, they are liable to be redeemed.

The board may issue warrants conferring the right upon the holders thereof to subscribe for any class of shares or securities in the capital of the Company on such terms as it may from time to time determine.

Subject to the provisions of the Companies Law and the Articles and, where applicable, the rules of any Designated Stock Exchange (as defined in the Articles) and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, all unissued shares in the Company shall be at the disposal of the board, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times, for such consideration and on such terms and conditions as it in its absolute discretion thinks fit, but so that no shares shall be issued at a discount.

Neither the Company nor the board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make, or make available, any such allotment, offer, option or shares to members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate class of members for any purpose whatsoever.

(ii) Power to dispose of the assets of the Company or any subsidiary

There are no specific provisions in the Articles relating to the disposal of the assets of the Company or any of its subsidiaries. The Directors may, however, exercise all powers and do all acts and things which may be exercised or done or approved by the Company and which are not required by the Articles or the Companies Law to be exercised or done by the Company in general meeting.

(iii) Compensation or payments for loss of office

Pursuant to the Articles, payments to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must be approved by the Company in general meeting.

(iv) Loans and provision of security for loans to Directors

There are provisions in the Articles prohibiting the making of loans to Directors.

(v) Disclosure of interests in contracts with the Company or any of its subsidiaries

A Director may hold any other office or place of profit with the Company (except that of the auditor of the Company) in conjunction with his office of Director for such period and, subject to the Articles, upon such terms as the board may determine, and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) in addition to any remuneration provided for by or pursuant to any other Articles. A Director may be or become a director or other officer of, or otherwise interested in, any company promoted by the Company or any other company in which the Company may be interested, and shall not be liable to account to the Company or the members for any remuneration, profits or other benefits

received by him as a director, officer or member of, or from his interest in, such other company. Subject as otherwise provided by the Articles, the board may also cause the voting power conferred by the shares in any other company held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company.

Subject to the Companies Law and the Articles, no Director or proposed or intended Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the members for any remuneration, profit or other benefits realised by any such contract or arrangement by reason of such Director holding that office or the fiduciary relationship thereby established. A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or in any other case, at the first meeting of the board after he knows that he is or has become so interested.

A Director shall not vote (nor be counted in the quorum) on any resolution of the board in respect of any contract or arrangement or other proposal in which he is to his knowledge materially interested but this prohibition shall not apply to any of the following matters, namely:

(aa) any contract or arrangement for giving of any security or indemnity to the Director in respect of money lent or obligations incurred or undertaken by him at the request of or for the benefit of the Company or any of its subsidiaries;

(bb) any contract or arrangement for the giving by the Company of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director has himself assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(cc) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(dd) any contract or arrangement in which the Director is interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his interest in shares or debentures or other securities of the Company;

(ee) any contract or arrangement concerning any other company in which he is interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director together with any of his associates (as defined by the rules, where applicable, of any Designated Stock Exchange (as defined in the Articles)) is beneficially interested in 5% or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest is derived); or

(ff) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death, or disability benefits scheme or other arrangement which relates both to Directors and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(vi) Remuneration

The ordinary remuneration of the Directors shall from time to time be determined by the Company in general meeting, such sum (unless otherwise directed by the resolution by which it is voted) to be divided amongst the Directors in such proportions and in such manner as the board may agree or, failing agreement, equally, except that any Director holding office for part only of the period in respect of which the remuneration is payable shall only rank in such division in proportion to the time during such period for which he held office. The Directors shall also be entitled to be prepaid or repaid all travelling, hotel and incidental expenses reasonably expected to be incurred or incurred by them in attending any board meetings, committee meetings or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties as Directors.

Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration as a Director. An executive Director appointed to be a managing director, joint managing director, deputy managing director or other executive officer shall receive such remuneration (whether by way of salary, commission or participation in profits or otherwise or by all or any of those modes) and such other benefits (including pension and/or gratuity and/or other benefits on retirement) and allowances as the board may from time to time decide. Such remuneration may be either in addition to or in lieu of his remuneration as a Director.

The board may establish or concur or join with other companies (being subsidiary companies of the Company or companies with which it is associated in business) in establishing and making contributions out of the Company's monies to any schemes or funds for providing pensions, sickness or compassionate allowances, life assurance or other benefits for employees (which expression as used in this and the following paragraph shall include any Director or ex-Director who may hold or have held any executive office or any office of profit with the Company or any of its subsidiaries) and ex-employees of the Company and their dependents or any class or classes of such persons.

The board may pay, enter into agreements to pay or make grants of revocable or irrevocable, and either subject or not subject to any terms or conditions, pensions or other benefits to employees and ex-employees and their dependents, or to any of such persons, including pensions or benefits additional to those, if any, to which such employees or ex-employees or their dependents are or may become entitled under any such scheme or fund as is mentioned in the previous paragraph. Any such pension or benefit may, as the board considers desirable, be granted to an employee either before and in anticipation of, or upon or at any time after, his actual retirement.

(vii) Retirement, appointment and removal

At each annual general meeting, one third of the Directors for the time being (or if their number is not a multiple of three, then the number nearest to but not greater than one third) will retire from office by rotation provided that no Director holding office as chairman and/or managing director shall be subject to retirement by rotation, or be taken into account in determining the number of Directors to retire. The Directors to retire in every year will be those who have been longest in office since their last re-election or appointment but as between persons who became or were last re-elected Directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. There are no provisions relating to retirement of Directors upon reaching any age limit.

The Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the board or as an addition to the existing board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. Neither a Director nor an alternate Director is required to hold any shares in the Company by way of qualification.

A Director may be removed by a special resolution of the Company before the expiration of his period of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and the Company may by ordinary resolution appoint another Director in his place. Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two. There is no maximum number of Directors.

The office or director shall be vacated:

(aa) if he resigns his office by notice in writing delivered to the Company at the registered office of the Company for the time being or tendered at a meeting of the Board whereupon the Board resolves to accept such resignation;

(bb) becomes of unsound mind or dies;

(cc) if, without special leave, he is absent from meetings of the board (unless an alternate director appointed by him attends) for six (6) consecutive months, and the board resolves that his office is vacated;

(dd) if he becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors;

(ee) if he is prohibited from being a director by law; and

(ff) if he ceases to be a director by virtue of any provision of law or is removed from office pursuant to the Articles.

The board may from time to time appoint one or more of its body to be managing director, joint managing director, or deputy managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the board may determine and the board may revoke or terminate any of such appointments. The board may delegate any of its powers, authorities and discretions to committees consisting of such Director or Directors and other persons as the board thinks fit, and it may from time to time revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may from time to time be imposed upon it by the board.

(viii) Borrowing powers

The board may exercise all the powers of the Company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Law, to issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(ix) Proceedings of the Board

The board may meet for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have an additional or casting vote.

(x) Register of Directors and Officers

The Companies Law and the Articles provide that the Company is required to maintain at its registered office a register of directors and officers which is not available for inspection by the public. A copy of such register must be filed with the Registrar of Companies in the Cayman Islands and any change must be notified to the Registrar within 30 days of any change in such directors or officers.

(b) Alterations to constitutional documents

The Articles may be rescinded, altered or amended by the Company in general meeting by special resolution. The Articles state that a special resolution shall be required to alter the provisions of the Memorandum, to confirm any amendment to the Articles or to change the name of the Company.

(c) Alteration of capital

The Company may from time to time by ordinary resolution in accordance with the relevant provisions of the Companies Law:

(i) increase its capital by such sum, to be divided into shares of such amounts as the resolution shall prescribe;

(ii) consolidate and divide all or any of its capital into shares of larger amount than its existing shares;

(iii) divide its shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares as the directors may determine;

(iv) sub-divide its shares or any of them into shares of smaller amount than is fixed by the Memorandum, subject nevertheless to the provisions of the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares; and

(v) cancel any shares which, at the date of passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the amount of the shares so cancelled.

The Company may subject to the provisions of the Companies Law reduce its share capital or share premium account or any capital redemption reserve or other undistributable reserve in any way by special resolution.

(d) Variation of rights of existing shares or classes of shares

Subject to the Companies Law, all or any of the special rights attached to the shares or any class of shares may (unless otherwise provided for by the terms of issue of that class) be varied, modified or abrogated either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting the provisions of the Articles relating to general meetings will mutatis mutandis apply, but so that the necessary quorum (other than at an adjourned meeting) shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class and at any adjourned meeting two holders

present in person or by proxy whatever the number of shares held by them shall be a quorum. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by him, and any holder of shares of the class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

(e) Special resolution – majority required

Pursuant to the Articles, a special resolution of the Company must be passed by a majority of not less than three-fourths of the votes cast by such members as, being entitled so to do, vote in person or, in the case of such members as are corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting of which not less than 21 clear days' notice, specifying the intention to propose the resolution as a special resolution, has been duly given. Provided that, except in the case of an annual general meeting, if it is so agreed by a majority in number of the members having a right to attend and vote at such meeting, being a majority together holding not less than 95% in nominal value of the shares giving that right and, in the case of an annual general meeting, if so agreed by all Members entitled to attend and vote thereat, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 clear days' notice has been given.

A copy of any special resolution must be forwarded to the Registrar of Companies in the Cayman Islands within 15 days of being passed.

An ordinary resolution is defined in the Articles to mean a resolution passed by a simple majority of the votes of such members of the Company as, being entitled to do so, vote in person or, in the case of corporations, by their duly authorised representatives or, where proxies are allowed, by proxy at a general meeting held in accordance with the Articles.

(f) Voting rights (generally and on a poll) and right to demand a poll

Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with the Articles, at any general meeting on a show of hands, every member who is present in person or by proxy or being a corporation, is present by its duly authorised representative shall have one vote and on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or installments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in the Articles, where more than one proxy is appointed by a member which is a clearing house (or its nominee), each such proxy shall have one vote on a show of hands. On a poll, a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

At any general meeting a resolution put to the vote of the meeting is to be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by (i) the chairman of the meeting or (ii) at least three

members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy for the time being entitled to vote at the meeting or (iii) any member or members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting or (iv) a member or members present in person or, in the case of a member being a corporation, by its duly authorised representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

If a recognised clearing house (or its nominee(s)) is a member of the Company it may authorise such person or persons (or its nominee) as it thinks fit to act as its representative(s) at any meeting of the Company or at any meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. A person authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by that clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

(g) Requirements for annual general meetings

An annual general meeting of the Company must be held in each year, other than the year of incorporation (within a period of not more than 15 months after the holding of the last preceding annual general meeting or a period of 18 months from the date of incorporation, unless a longer period would not infringe the rules of any Designated Stock Exchange (as defined in the Articles)) at such time and place as may be determined by the board.

(h) Accounts and audit

The board shall cause true accounts to be kept of the sums of money received and expended by the Company, and the matters in respect of which such receipt and expenditure take place, and of the property, assets, credits and liabilities of the Company and of all other matters required by the Companies Law or necessary to give a true and fair view of the Company's affairs and to explain its transactions.

The accounting records shall be kept at the registered office or at such other place or places as the board decides and shall always be open to inspection by any Director. No member (other than a Director) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the board or the Company in general meeting.

A copy of every balance sheet and profit and loss account (including every document required by law to be annexed thereto) which is to be laid before the Company at its general meeting, together with a printed copy of the Directors' report and a copy of the auditors' report, shall not less than 21 days before the date of the meeting be sent to every person entitled to receive notices of general meetings of the Company under the provisions the Articles.

Auditors shall be appointed and the terms and tenure of such appointment and their duties at all times regulated in accordance with the provisions of the Articles. The remuneration of the auditors shall be fixed by the Company in general meeting or in such manner as the members may determine.

The financial statements of the Company shall be audited by the auditor in accordance with generally accepted auditing standards. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor shall be submitted to the members in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the auditor should disclose this fact and name such country or jurisdiction.

(i) Notices of meetings and business to be conducted thereat

An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution shall (save as set out in sub-paragraph (e) above) be called by at least 21 clear days' notice in writing, and any other extraordinary general meeting shall be called by at least 14 clear days' notice (in each case exclusive of the day on which the notice is served or deemed to be served and of the day for which it is given). The notice must specify the time and place of the meeting and, in the case of special business, the general nature of that business. In addition notice of every general meeting shall be given to all members of the Company other than such as, under the provisions of the Articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the auditors for the time being of the Company.

Notwithstanding that a meeting of the Company is called by shorter notice than that mentioned above, it shall be deemed to have been duly called if it is so agreed:

(i) in the case of a meeting called as an annual general meeting, by all members of the Company entitled to attend and vote thereat; and

(ii) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the issued shares giving that right.

All business shall be deemed special that is transacted at an extraordinary general meeting and also all business shall be deemed special that is transacted at an annual general meeting with the exception of the following, which shall be deemed ordinary business:

(aa) the declaration and sanctioning of dividends;

(bb) the consideration and adoption of the accounts and balance sheet and the reports of the directors and the auditors;

(cc) the election of directors in place of those retiring;

(dd) the appointment of auditors and other officers;

(ee) the fixing of the remuneration of the directors and of the auditors; and

(ff) the granting of any mandate or authority to the directors to offer, allot, grant options over or otherwise dispose of the unissued shares of the Company representing not more than 20% in nominal value of its existing issued share capital.

(j) Transfer of shares

All transfers of shares may be effected by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange (as defined in the Articles) or in such other form as the board may approve and which may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the board may approve from time to time. The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the board may dispense with the execution of the instrument of transfer by the transferee in any case in which it thinks fit, in its discretion, to do so and the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect thereof. The board may also resolve either generally or in any particular case, upon request by either the transferor or the transferee, to accept mechanically executed transfers.

The board in so far as permitted by any applicable law may, in its absolute discretion, at any time and from time to time transfer any share upon the principal register to any branch register or any share on any branch register to the principal register or any other branch register.

Unless the board otherwise agrees, no shares on the principal register shall be transferred to any branch register nor may shares on any branch register be transferred to the principal register or any other branch register. All transfers and other documents of title shall be lodged for registration and registered, in the case of shares on a branch register, at the relevant registration office and, in the case of shares on the principal register, at the registered office in the Cayman Islands or such other place at which the principal register is kept in accordance with the Companies Law.

The board may, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve or any share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also refuse to register any transfer of any share to more than four joint holders or any transfer of any share (not being a fully paid up share) on which the Company has a lien.

The board may decline to recognise any instrument of transfer unless a fee of such maximum sum as any Designated Stock Exchange (as defined in the Articles) may determine to be payable or such lesser sum as the Directors may from time to time require is paid to the Company in respect thereof, the instrument of transfer, if applicable, is properly stamped, is in respect of only one class of share and is lodged at the relevant registration office or registered office or such other place at which the principal register is kept accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer (and if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do).

The registration of transfers may be suspended and the register closed on giving notice by advertisement in a relevant newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange (as defined in the Articles), at such times and for such periods as the board may determine and either generally or in respect of any class of shares. The register of members shall not be closed for periods exceeding in the whole 30 days in any year.

(k) Power for the Company to purchase its own shares

The Company is empowered by the Companies Law and the Articles to purchase its own Shares subject to certain restrictions and the Board may only exercise this power on behalf of the Company subject to any applicable requirements imposed from time to time by any Designated Stock Exchange.

(l) Power for any subsidiary of the Company to own shares in the Company

There are no provisions in the Articles relating to ownership of shares in the Company by a subsidiary.

(m) Dividends and other methods of distribution

Subject to the Companies Law, the Company in general meeting may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by the board.

The Articles provide dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the directors determine is no longer needed. With the sanction of an ordinary resolution dividends may also be declared and paid out of share premium account or any other fund or account which can be authorised for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share may otherwise provide, (i) all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid but no amount paid up on a share in advance of calls shall for this purpose be treated as paid up on the share and (ii) all dividends shall be apportioned and paid pro rata according to the amount paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. The Directors may deduct from any dividend or other monies payable to any member or in respect of any shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared on the share capital of the Company, the board may further resolve either (a) that such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that the shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof) in cash in lieu of such allotment, or (b) that shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as the board may think fit. The Company may also upon the recommendation of the board by an ordinary

resolution resolve in respect of any one particular dividend of the Company that it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to the holder of shares may be paid by cheque or warrant sent through the post addressed to the holder at his registered address, or in the case of joint holders, addressed to the holder whose name stands first in the register of the Company in respect of the shares at his address as appearing in the register or addressed to such person and at such addresses as the holder or joint holders may in writing direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by such joint holders.

Whenever the board or the Company in general meeting has resolved that a dividend be paid or declared the board may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind.

All dividends or bonuses unclaimed for one year after having been declared may be invested or otherwise made use of by the board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends or bonuses unclaimed for six years after having been declared may be forfeited by the board and shall revert to the Company.

No dividend or other monies payable by the Company on or in respect of any share shall bear interest against the Company.

(n) Proxies

Any member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint another person as his proxy to attend and vote instead of him. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a member of the Company and shall be entitled to exercise the same powers on behalf of a member who is an individual and for whom he acts as proxy as such member could exercise. In addition, a proxy shall be entitled to exercise the same powers on behalf of a member which is a corporation and for which he acts as proxy as such member could exercise if it were an individual member. On a poll or on a show of hands, votes may be given either personally (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy.

(o) Call on shares and forfeiture of shares

Subject to the Articles and to the terms of allotment, the board may from time to time make such calls upon the members in respect of any monies unpaid on the shares held by them respectively (whether on account of the nominal value of the shares or by way of premium). A call may be made

payable either in one lump sum or by installments. If the sum payable in respect of any call or instalment is not paid on or before the day appointed for payment thereof, the person or persons from whom the sum is due shall pay interest on the same at such rate not exceeding 20% per annum as the board may agree to accept from the day appointed for the payment thereof to the time of actual payment, but the board may waive payment of such interest wholly or in part. The board may, if it thinks fit, receive from any member willing to advance the same, either in money or money's worth, all or any part of the monies uncalled and unpaid or installments payable upon any shares held by him, and upon all or any of the monies so advanced the Company may pay interest at such rate (if any) as the board may decide.

If a member fails to pay any call on the day appointed for payment thereof, the board may serve not less than 14 clear days' notice on him requiring payment of so much of the call as is unpaid, together with any interest which may have accrued and which may still accrue up to the date of actual payment and stating that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

If the requirements of any such notice are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the board to that effect. Such forfeiture will include all dividends and bonuses declared in respect of the forfeited share and not actually paid before the forfeiture.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the shares, together with (if the board shall in its discretion so require) interest thereon from the date of forfeiture until the date of actual payment at such rate not exceeding 20% per annum as the board determines.

(p) Inspection of register of members

Pursuant to the Articles the register and branch register of members shall be open to inspection for at least two (2) hours on every business day by members without charge, or by any other person upon a maximum payment of HK$2.50 dollars, at the registered office or such other place in the Cayman Islands at which the register is kept in accordance with the Companies Law or, upon a maximum payment of HK$1.00 or such lesser sum specified by the board, at the Registration Office (as defined in the Articles), unless the register is closed in accordance with the Articles.

(q) Quorum for meetings and separate class meetings

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a chairman.

Save as otherwise provided by the Articles the quorum for a general meeting shall be two members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote. In respect of a separate class meeting (other than an adjourned meeting) convened to sanction the modification of class rights the necessary quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of that class.

A corporation being a member shall be deemed for the purpose of the Articles to be present in person if represented by its duly authorised representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting of the Company or at any relevant general meeting of any class of members of the Company.

(r) Rights of the minorities in relation to fraud or oppression

There are no provisions in the Articles relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under Cayman Islands law, as summarised in paragraph 4(e) of this Appendix.

(s) Procedures on liquidation

A resolution that the Company be wound up by the court or be wound up voluntarily shall be a special resolution.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if the Company shall be wound up and the assets available for distribution amongst the members of the Company shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst such members in proportion to the amount paid up on the shares held by them respectively and (ii) if the Company shall be wound up and the assets available for distribution amongst the members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively.

If the Company shall be wound up (whether the liquidation is voluntary or by the court) the liquidator may, with the authority of a special resolution and any other sanction required by the Companies Law divide among the members in specie or kind the whole or any part of the assets of the Company whether the assets shall consist of property of one kind or shall consist of properties of different kinds and the liquidator may, for such purpose, set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like authority, shall think fit, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(t) Untraceable members

Pursuant to the Articles, the Company may sell any of the shares of a member who is untraceable if (i) all cheques or warrants (being not less than three in total number) for any sum payable in cash to the holder of such shares have remained uncashed for a period of 12 years; (ii) upon the expiry of the 12 year period, the Company has not during that time received any indication of the existence of the member; and (iii) the Company has caused an advertisement to be published in accordance with the rules of the

Designated Stock Exchange (as defined in the Articles) giving notice of its intention to sell such shares and a period of three months, or such shorter period as may be permitted by the Designated Stock Exchange (as defined in the Articles), has elapsed since such advertisement and the Designated Stock Exchange (as defined in the Articles) has been notified of such intention. The net proceeds of any such sale shall belong to the Company and upon receipt by the Company of such net proceeds, it shall become indebted to the former member of the Company for an amount equal to such net proceeds.

(u) Subscription rights reserve

The Articles provide that to the extent that it is not prohibited by and is in compliance with the Companies Law, if warrants to subscribe for shares have been issued by the Company and the Company does any act or engages in any transaction which would result in the subscription price of such warrants being reduced below the par value of a share, a subscription rights reserve shall be established and applied in paying up the difference between the subscription price and the par value of a share on any exercise of the warrants.

3. CAYMAN ISLANDS COMPANY LAW

The Company is incorporated in the Cayman Islands subject to the Companies Law and, therefore, operates subject to Cayman Islands law. Set out below is a summary of certain provisions of Cayman Islands company law, although this does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of Cayman Islands company law and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar:

(a) Operations

As an exempted company, the Company's operations must be conducted mainly outside the Cayman Islands. The Company is required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorised share capital.

(b) Share capital

The Companies Law provides that where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the "share premium account". At the option of a company, these provisions may not apply to premiums or shares of that company allotted pursuant to any arrangement in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The Companies Law provides that the share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association in (a) paying distributions or dividends to members; (b) paying up unissued shares of the company to be issued to members as fully paid bonus shares; (c) in the redemption and repurchase of shares (subject to the provisions of section 37 of the Companies Law); (d) writing-off the preliminary expenses of the company; (e) writing-off the expenses of,

or the commission paid or discount allowed on, any issue of shares or debentures of the company; and (f) providing for the premium payable on redemption or purchase of any shares or debentures of the company.

No distribution or dividend may be paid to members out of the share premium account unless immediately following the date on which the distribution or dividend is proposed to be paid the company will be able to pay its debts as they fall due in the ordinary course business.

The Companies Law provides that, subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, by special resolution reduce its share capital in any way.

The Articles includes certain protections for holders of special classes of shares, requiring their consent to be obtained before their rights may be varied. The consent of the specified proportions of the holders of the issued shares of that class or the sanction of a resolution passed at a separate meeting of the holders of those shares is required.

(c) Financial assistance to purchase shares of a company or its holding company

Subject to all applicable laws, the Company may give financial assistance to Directors and employees of the Company, its subsidiaries or any subsidiary of such holding company in order that they may buy Shares in the Company or shares in any subsidiary or holding company. Further, subject to all applicable laws, the Company may give financial assistance to a trustee for the acquisition of Shares in the Company or shares in any such subsidiary or holding company to be held for the benefit of employees of the Company, its subsidiaries, any holding company of the Company or any subsidiary of any such holding company (including salaried Directors).

There is no statutory restriction in the Cayman Islands on the provision of financial assistance by a company to another person for the purchase of, or subscription for, its own or its holding company's shares. Accordingly, a company may provide financial assistance if the directors of the company consider, in discharging their duties of care and acting in good faith, for a proper purpose and in the interests of the company, that such assistance can properly be given. Such assistance should be on an arm's-length basis.

(d) Purchase of shares and warrants by a company and its subsidiaries

Subject to the provisions of the Companies Law, a company limited by shares or a company limited by guarantee and having a share capital may, if so authorised by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorised to do so by its articles of association, purchase its own shares, including any redeemable shares. However, if the articles of association do not authorise the manner or purchase, a company cannot purchase any of its own shares unless the manner of purchase has first been authorised by an ordinary resolution of the company. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. A payment out of capital by a company for the redemption or purchase of its own shares is not

lawful unless immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

A company is not prohibited from purchasing and may purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. There is no requirement under Cayman Islands law that a company's memorandum or articles of association contain a specific provision enabling such purchases and the directors of a company may rely upon the general power contained in its memorandum of association to buy and sell and deal in personal property of all kinds.

Under Cayman Islands law, a subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

(e) Dividends and distributions

With the exception of section 34 of the Companies Law, there are no statutory provisions relating to the payment of dividends. Based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid only out of profits. In addition, section 34 of the Companies Law permits, subject to a solvency test and the provisions, if any, of the company's memorandum and articles of association, the payment of dividends and distributions out of the share premium account (see paragraph 2(m)., above for further details).

(f) Protection of minorities

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the court shall direct.

Any shareholder of a company may petition the court which may make a winding up order if the court is of the opinion that it is just and equitable that the company should be wound up.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the Company's memorandum and articles of association.

(g) Management

The Companies Law contains no specific restrictions on the power of directors to dispose of assets of a company, although it specifically requires that every officer of a company, which includes a director,

managing director and secretary, in exercising his powers and discharging his duties must do so honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

(h) Accounting and auditing requirements

A company shall cause proper records of accounts to be kept with respect to (i) all sums of money received and expended by the company and the matters in respect of which the receipt and expenditure takes place; (ii) all sales and purchases of goods by the company; and (iii) the assets and liabilities of the company.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

(i) Exchange control

There are no exchange control regulations or currency restrictions in the Cayman Islands.

(j) Taxation

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

The undertaking for the Company is for a period of twenty years from 9 January 2001.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties.

(k) Stamp duty on transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

(l) Loans to directors

There is no express provision in the Companies Law prohibiting the making of loans by a company to any of its directors.

(m) Inspection of corporate records

Members of the Company will have no general right under the Companies Law to inspect or obtain copies of the register of members or corporate records of the Company. They will, however, have such rights as may be set out in the Articles.

An exempted company may, subject to the provisions of its articles of association, maintain its principal register of members and any branch registers at such locations, whether within or without the Cayman Islands, as the directors may, from time to time, think fit. There is no requirement under the Companies Law for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection.

(n) Winding up

A company may be wound up by either an order of the court or by a special resolution of its members. The court also has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable that such company be wound up.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its memorandum expires, or the event occurs on the occurrence of which the memorandum provides that the company is to be dissolved. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above. Upon the appointment of a liquidator, the responsibility for the company's affairs rests entirely in his hands and no future executive action may be carried out without his approval.

A company is placed in liquidation either by an order of the court or by a special resolution of its members. A liquidator is appointed whose duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and discharge the company's liability to them, rateably if insufficient assets exist to discharge the liabilities in full, and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

In the case of a members' voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets.

As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. This final general meeting shall be called by Public Notice or otherwise as the Registrar of Companies may direct.

For the purpose of conducting the proceedings in winding up a company and assisting the Court, there may be appointed one or more than one person to be called an official liquidator or official liquidator; and the Court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Court shall declare whether any act hereby required or authorised to be done by the official liquidator is to be done by all or any one or more of given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Court.

(o) Reconstructions

There are statutory provisions which facilitate reconstructions and amalgamations approved by a majority in number representing 75% in value of shareholders or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Courts. Whilst a dissenting shareholder would have the right to express to the Court his view that the transaction for which approval is sought would not provide the shareholders with a fair value for their shares, the Courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management and if the transaction were approved and consummated the dissenting shareholder would have no rights comparable to the appraisal rights (i.e. the right to receive payment in cash for the judicially determined value of their shares) ordinarily available, for example, to dissenting shareholders of a United States corporation.

(p) Take-overs

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice require the dissenting shareholders to transfer their shares on the terms of the offer. A dissenting shareholder may apply to the Court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting shareholder to show that the Court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

(q) Indemnification

Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime).

5. GENERAL

Conyers Dill & Pearman, Cayman, the Company's special legal counsel on Cayman Islands law, have sent to the Company a letter of advice summarising certain aspects of Cayman Islands company law. This letter, together with a copy of the Companies Law, is available for inspection as referred to in the section headed "Documents available for inspection" in Appendix VI. Any person wishing to have a detailed summary of Cayman Islands company law or advice on the differences between it and the laws of any jurisdiction with which he is more familiar is recommended to seek independent legal advice.

A. FURTHER INFORMATION ABOUT THE COMPANY AND ITS SUBSIDIARIES

1. Incorporation

The Company was incorporated in the Cayman Islands under the Companies Law as an exempted company with limited liability on 5 December 2000 with an authorised share capital of HK$100,000 divided into 1,000,000 shares of HK$0.10 each.

On 26 July 2001, the change of name of the Company from Arcon Group Holdings Limited to Artel Solutions Group Holdings Limited was duly approved by the Directors.

The Company has established a place of business in Hong Kong at Unit 1299, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong. The Company is registered as an oversea company under Part XI of the Companies Ordinance. Ms. Chen Lee Shu and Mr. Yu Chi Ming, Frederick, both being Directors, have been appointed as agents of the Company for the acceptance of service of process and notices on behalf of the Company in Hong Kong. The Company is incorporated in the Cayman Islands and is subject to the Cayman Islands law. Its constitution comprises a memorandum and articles of association. A summary of various parts of its constitution and certain relevant aspects of Cayman Islands company law is set out in Appendix IV to this prospectus.

2. Changes in share capital

As at the date of incorporation of the Company, its authorised share capital was HK$100,000 divided into 1,000,000 shares of HK$0.10 each. The one subscriber share then issued to Codan Trust Company (Cayman) Limited was subsequently transferred to and held by Mr. Yu for cash at HK$0.10, and 999,999 shares were allotted and issued nil paid to Mr. Yu and all such 999,999 shares were subsequently paid up in the manner described in the paragraph headed "Group reorganisation" below. Pursuant to resolutions in writing passed by the sole shareholder of the Company on 21 May 2001, each of the issued and unissued shares of HK$0.10 each in the capital of the Company was sub-divided into ten Shares.

Pursuant to resolutions in writing of the sole shareholder of the Company passed on 29 August 2001, the share capital of the Company was increased to HK$100,000,000 by the creation of a further 9,990,000,000 Shares, 20,000,000 Shares of which were on that date issued credited as fully paid as described in the paragraph headed "Group reorganisation" below.

Immediately following the Share Offer and the Capitalisation Issue but not taking into account any Shares which may be issued pursuant to the exercise of the options granted under the Share Option Scheme, the authorised share capital of the Company will be HK$100,000,000 divided into 10,000,000,000 Shares of which 1,600,000,000 Shares will be issued fully paid or credited as fully paid, and 8,400,000,000 Shares will remain unissued. Other than pursuant to the exercise of any options which may be granted under the Share Option Scheme, there is no present intention to issue any of the authorised but unissued share capital of the Company and, without the prior approval of the shareholders of the Company in general meeting, no issue of Shares will be made which would effectively alter the control of the Company.

Save as disclosed herein and in the paragraph headed "Written resolutions of the sole shareholder of the Company passed on 29 August 2001" below, there has been no alteration in the share capital of the Company since its incorporation.

3. Written resolutions of the sole shareholder of the Company passed on 29 August 2001

On 29 August 2001, pursuant to the written resolutions passed by the sole shareholder of the Company:

(a) the Company adopted its existing articles of association;

(b) conditional on the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Shares in issue and to be issued as mentioned herein and on the obligations of the Underwriters under the underwriting agreement referred to in the paragraph headed "Underwriting arrangements and expenses" in the section headed "Underwriting" of this prospectus becoming unconditional and not being terminated in accordance with the terms of that agreement or otherwise, in each case on or before 11 November 2001:

(i) the Share Offer was approved and the Directors were authorised to allot and issue the Offer Shares pursuant thereto;

(ii) the rules of the Share Option Scheme, the principal terms of which are set out in the section headed "Share Option Scheme" of this appendix, were approved and adopted and the Directors were authorised to grant options to subscribe for Shares thereunder and to allot, issue and deal with Shares pursuant to the exercise of options granted under the Share Option Scheme;

(iii) conditional on the share premium account of the Company being credited as a result of the Share Offer, the Directors were authorised to capitalise HK$12,600,000 standing to the credit of the share premium account of the Company by applying such sum in paying up in full at par 1,260,000,000 Shares for allotment and issue to holders of Shares whose names appear on the register of members of the Company at the close of business on 29 August 2001 (or as they may direct) in proportion (as nearly as possible without involving fractions) to their then existing holdings;

(iv) a general unconditional mandate was given to the Directors to allot, issue and deal with, otherwise than by way of rights, scrip dividend schemes or similar arrangements in accordance with the articles of association of the Company, or pursuant to the exercise of any options which may be granted under the Share Option Scheme or under the Share Offer or the Capitalisation Issue with an aggregate nominal amount not exceeding the sum of (aa) 20% of the aggregate nominal amount of the share capital of the Company in issue and to be issued immediately following completion of the Share Offer and the Capitalisation Issue and (bb) if the resolution in (vi) below is passed, the nominal amount of the share capital of the Company which may be repurchased by the Company pursuant to the authority granted to the Directors as referred to in (v) below, until the conclusion of the next annual general meeting of the Company, or the date by which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Law or any applicable law to be held or the passing of an ordinary resolution by shareholders of the Company revoking or varying the authority given to the Directors, whichever occurs first;

(v) a general unconditional mandate was given to the Directors to exercise all powers of the Company to repurchase Shares with an aggregate nominal amount of not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue and to be issued immediately following completion of the Share Offer and the Capitalisation Issue until the conclusion of the next annual general meeting of the Company, or the date by which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Law or any applicable law to be held or the passing of an ordinary resolution by shareholders of the Company revoking or varying the authority given to the Directors, whichever occurs first; and

(vi) the extension of the general mandate to allot, issue and deal with Shares to include the nominal amount of the share capital of the Company which is repurchased pursuant to (v) above was approved.

4. Group reorganisation

The companies comprising the Group underwent a reorganisation to rationalise the Group's structure in preparation for the listing of the Shares on the Stock Exchange. The reorganisation involved the transfer to the Company by Mr. Yu of five shares of US$1.00 each, being the entire issued share capital in Artel BVI, the intermediate holding company of the Group, in consideration and in exchange for which the Company (i) allotted and issued, credited as fully paid, 10,000,000 Shares to E-Career as directed by Mr. Yu and (ii) credited as fully paid at par the 999,999 shares allotted and issued nil paid to Mr. Yu on 29 December 2000, which were subsequently sub-divided into 9,999,990 Shares in the manner described above.

In addition to the transfer of shares in Artel BVI referred to above, the Group also underwent the following corporate restructuring:

(a) On 17 January 2001,

(i) one ordinary share in Artel Industries was allotted and issued for cash at par to each of Artel e-Solutions Limited ("Artel e-Solutions") and its nominee;

(ii) in consideration of the allotment and issue of 100 shares of US$1.00 each in the capital of Artel e-Solutions to Mr. Yu, credited as fully paid, the 8,000,000 shares of HK$1.00 each in the issued share capital of Artel Industries and held as to 6,400,000 shares by Mr. Yu and as to 1,600,000 shares by his nominee, Chao Wei Neng, William were converted into 8,000,000 non-voting deferred shares of HK$1.00 each carrying the rights and subject to the restrictions set out in the paragraph headed "Rights and restrictions of the non-voting deferred shares" below;

(iii) each of the two shares referred to in sub-paragraph (i) above was designated an ordinary share of HK$1.00 each; and

(iv) Mr. Yu granted an option to Artel e-Solutions to acquire all his non-voting deferred shares in Artel Industries at an aggregate consideration of HK$1.00. No consideration is payable by Artel e-Solutions for the grant of such option.

(b) On 10 April 2001, Artel Computer Solutions Limited ("Artel Computer") and its nominee each acquired one share of HK$1.00 in ASEP Solutions Limited ("ASEP"), being the entire issued share capital of ASEP, for cash at par.

(c) On 29 August 2001,

(i) Artel BVI acquired from Mr. Yu and his nominee an aggregate of 10 shares of HK$1.00 each in Ariel International Technology Company Limited ("Ariel International"), being the entire issued share capital of Ariel International, and in consideration for such acquisition, Artel BVI allotted and issued one share of US$1.00, credited as fully paid at par to Mr. Yu;

(ii) Artel BVI acquired from Mr. Yu and his nominee an aggregate of 10,000 shares of HK$1.00 each in Advance Great Limited ("Advance Great"), being the entire issued share capital of Advance Great, and in consideration for such acquisition, Artel BVI allotted and issued one share of US$1.00, credited as fully paid at par to Mr. Yu;

(iii) Artel BVI acquired from Mr. Yu 110 shares of US$1.00 each in Artel e-Solutions, being the entire issued share capital of Artel e-Solutions, and in consideration for such acquisition, Artel BVI allotted and issued one share of US$1.00, credited as fully paid at par, to Mr. Yu;

(iv) Artel BVI acquired from Mr. Yu 200,000 shares of US$1.00 each in Artel Computer, being the entire issued share capital of Artel Computer and in consideration for such acquisition, Artel BVI allotted and issued one share of US$1.00, credited as fully paid at par, to Mr. Yu; and

(v) Artel BVI acquired from Tsao Shih Liang and Lee Hsun Ho an aggregate of 10,000 shares of HK$1.00 each in Best Hero Limited ("Best Hero"), being the entire issued share capital of Best Hero for a cash consideration of HK$1.00.

5. Changes in share capital of subsidiaries

The subsidiaries of the Company are listed in the accountants' report set out in Appendix I to this prospectus. Save as disclosed herein and in the paragraph headed "Group reorganisation" above, there has been no alteration in the share capital of any of the subsidiaries of the Company within the two years immediately preceding the date of this prospectus.

6. Repurchase by the company of its own securities

This paragraph includes information required by the Stock Exchange to be included in this prospectus concerning the repurchase by the Company of its own securities.

(a) Stock Exchange Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the more important of which are summarised below:

(i) Shareholders' approval

All proposed repurchases of securities (which must be fully paid up in the case of shares) by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of the shareholders, either by way of general mandate or by specific approval of a particular transaction.

Note: Pursuant to a resolution in writing passed by the sole shareholder of the Company on 29 August 2001, a general unconditional mandate (the "Repurchase Mandate") was given to the Directors authorising any repurchase by the Company of Shares on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, of up to 10% of the aggregate nominal value of the share capital of the Company in issue and to be issued as mentioned herein, such mandate will expire at the conclusion of the next annual general meeting of the Company, or the date by which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Law or any applicable law to be held or when revoked or varied by ordinary resolution of shareholders in general meeting of the Company, whichever shall first occur.

(ii) Source of funds

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's memorandum and articles of association and the Companies Law. A listed company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Any repurchases by the Company may be made out of the profits of the Company or out of the proceeds of a fresh issue of shares made for the purpose of the repurchase and, in the case of any premium payable on the repurchase, out of the profits of the Company or from sums standing to the credit of the share premium account of the Company.

(iii) Trading restrictions

The total number of shares which a company may repurchase on the Stock Exchange is shares representing up to a maximum of 10% of the aggregate number of shares in issue. A company may not issue or announce a proposed issue of new securities for a period of 30 days immediately following a repurchase (other than an issue of securities pursuant to an exercise

of share options or similar instruments requiring the company to issue securities which were outstanding prior to such repurchase) without the prior approval of the Stock Exchange. In addition, the repurchases of securities on the Stock Exchange in any calendar month are limited to a maximum of 25% of the trading volume of such securities on the Stock Exchange in the immediately preceding calendar month. The Listing Rules also prohibit a company from repurchasing its securities on the Stock Exchange if the repurchase would result in the number of listed securities which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange. A company is required to procure that the broker appointed by it to effect repurchase of securities discloses to the Stock Exchange such information with respect to the repurchase as the Stock Exchange may require.

(iv) Status of repurchased securities

All repurchased securities (whether effected on the Stock Exchange or otherwise) will be automatically delisted and the certificates for those securities must be cancelled and destroyed. Under Cayman Islands law, a company's repurchased shares will be treated as cancelled.

(v) Suspension of repurchase

A company may not make any repurchase of securities after a price sensitive development has occurred or has been the subject of a decision until such time as the price sensitive information has been made publicly available. In particular, during the period of one month immediately preceding either the preliminary announcement of a company's annual results or the publication of its interim report, a company (other than an investment company listed pursuant to the provisions of Chapter 21 of the Listing Rules) may not repurchase its securities on the Stock Exchange unless the circumstances are exceptional. In addition, the Stock Exchange may prohibit a repurchase of securities on the Stock Exchange if a company has breached the Listing Rules.

(vi) Reporting requirements

Repurchases of securities on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 9:30 a.m. (Hong Kong time) on the following business day. In addition, a company's annual report is required to disclose details regarding repurchases of securities made during the year, including a monthly analysis of the number of securities repurchased and the aggregate prices paid.

(vii) Connected parties

A company is prohibited from knowingly repurchasing securities on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the company or any of its subsidiaries or any of their associates (as defined in the Listing Rules) and a connected person shall not knowingly sell his securities to the company on the Stock Exchange.

(b) Reasons for repurchases

The Directors believe that it is in the best interest of the Company and its shareholders for the Directors to have general authority from the shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made if the Directors believe that such repurchases will benefit the Company and its shareholders.

(c) Funding of repurchases

In repurchasing securities, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association of the Company, the Listing Rules and the applicable laws of the Cayman Islands.

On the basis of the current financial position of the Group as disclosed in this prospectus and taking into account the current working capital position of the Group, the Directors consider that, if the repurchase mandate were to be exercised in full, it might have a material adverse effect on the working capital and/or the gearing position of the Group as compared with the position disclosed in this prospectus. However, the Directors do not propose to exercise the repurchase mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Group or the gearing level which in the opinion of the Directors are from time to time appropriate for the Group.

The exercise in full of the Repurchase Mandate, on the basis of 1,600,000,000 Shares in issue immediately after the listing of the Shares, would result in up to 160,000,000 Shares being repurchased by the Company during the period in which the Repurchase Mandate remains in force.

(d) General

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates currently intends to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

If, as a result of a securities repurchase, a shareholder's proportionate interest in the voting rights of the Company is increased, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with rule 26 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Repurchase Mandate.

Any purchase of Shares which results in the number of Shares held by the public being reduced to less than 25% of the Shares then in issue could only be implemented with the agreement of the Stock Exchange to waive the Listing Rules requirements regarding the public shareholding referred to above. It is believed that a waiver of this provision would not normally be given other than in exceptional circumstances.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so if the Repurchase Mandate is exercised.

7. Rights and restrictions of the non-voting deferred shares

The rights and restrictions of the non-voting deferred shares in the capital of Artel Industries referred to in the paragraph headed "Group reorganisation" above are set out below:

(a) as regards to income, the holder of the non-voting deferred shares shall be entitled, if the directors of the Company shall so resolve from time to time in respect of any financial year, to a fixed non-cumulative dividend at the rate of 5 per cent. per annum for any financial year of the Company in respect of which the net profits of the Company available for dividend (as certified by the auditors of the Company whose decision shall be final and binding) exceed HK$10,000,000,000,000;

(b) as regards to capital, the holder of the non-voting deferred shares shall be entitled to a return of assets on the winding up of the Company out of the surplus assets of the Company to a return of the capital paid up on the non-voting deferred shares held by them after a total sum of HK$10,000,000,000,000 has been distributed in such winding-up in respect of each of the ordinary shares of the Company; and

(c) as regards voting, the non-voting deferred shares shall not entitle the holders thereof to receive notice of or to attend or vote at any general meeting of the company.

B. FURTHER INFORMATION ABOUT THE BUSINESS

1. Summary of material contracts

The following contracts (not being contracts in the ordinary course of business) have been entered into by members of the Group within the two years preceding the date of this prospectus and are or may be material:

(a) an agreement dated 29 August 2001 and made between (i) Mr. Yu as vendor; and (ii) the Company as purchaser for the acquisition of the entire issued share capital of Artel BVI in consideration of (i) the allotment and issue, credited as fully paid, of an aggregate of 10,000,000 Shares to Mr. Yu; and (ii) crediting as fully paid at par the 9,999,990 Shares allotted and issued nil paid to Mr. Yu on 29 December 2000;

(b) a deed of indemnity dated 11 October 2001 and executed by Mr. Yu and E-Career, in favour of the Group containing the indemnities referred to in the paragraph headed "Estate duty and tax indemnity" in the section headed "Other information" in this Appendix; and

(c) the Underwriting Agreement.

2. Intellectual property rights of the Group

As at the Latest Practicable Date, the Group has registered the following trade marks in the PRC:

Trade Mark	Place of Registration	Class	Date of Registration	Registration Number
	The PRC	9 *(Note 1)*	14 October 1999	1323765
	The PRC	9 *(Note 1)*	14 October 1999	1323766

As at the Latest Practicable Date, the Group had applied for registration of the following trade marks and service marks, the registration of which has not yet been granted:

Trade/ Service Mark	Place of Application	Class	Date of Application	Application Number
ASEP	Hong Kong	35 *(Note 2)*	23 May 2001	2001/08212
ASEP	Hong Kong	42 *(Note 3)*	23 May 2001	2001/08213
ARTEL	Hong Kong	35 *(Note 2)*	3 August 2001	2001/12610
ARTEL	Hong Kong	16 *(Note 4)*	3 August 2001	2001/12609

Notes:

1. Under the relevant trade mark classification in the PRC, Class 9 registration includes the following goods:

   Scientific, nautical, surveying, electric, photographic, cinematographic, optical, weighing, measuring, signaling, checking (supervision), life-saving and teaching apparatus and instruments;

   Apparatus for recording, transmission or reproduction of sound or images;

   Magnetic data carriers, recording discs;

   Automatic vending machines and mechanisms for coin-operated apparatus;

   Cash registers, calculating machines, data processing equipment and computers; and

   Fire extinguishing apparatus

2. Under the relevant trade mark classification in Hong Kong, Class 35 registration includes the following services:

   Advertising; business management; and

   Business administration; and office functions

3. Under the relevant trade mark classification in Hong Kong, Class 42 registration includes the following services:

   Providing of food and drink; temporary accommodation; medical, hygienic and beauty care; veterinary and agricultural services; legal services; scientific and industrial research; computer programming and services that cannot be classified in other classes

4. Under the relevant trade mark classification in Hong Kong, Class 16 registration includes the following goods:

   Paper, cardboard and goods made from these materials, not included in other classes; printed matter; bookbinding material; photographs; stationery; adhesives for stationery or household purposes; artists' materials; paint brushes; typewriters and office requisites (except furniture); instructional and teaching material (except apparatus); plastic materials for packaging (not including in other classes); playing cards; printers' type; printing blocks

As at the Latest Practicable Date, the Group has registered the following domain names:

Domain name	**Registration Date**
www.asepsolutions.com	12 May 2001
www.asephk.com	12 May 2001
www.asepb2b.com	12 May 2001
www.artelb2b.com	24 July 2001
www.artelholdings.com	24 July 2001
www.artelsolutions.com	24 July 2001

FURTHER INFORMATION ABOUT THE DIRECTORS AND EXPERTS

Disclosure of interests

(a) *Disclosure of interests of Directors and experts*

(i) During the two years immediately preceding the date of this prospectus, the Group had engaged in dealings with certain Directors and their associates as described in note 26 to section A of the accountants' report set out in Appendix I to this prospectus; and

(ii) Mr. Yu is interested in the reorganisation of the Group referred to under the paragraph headed "Group reorganisation" in the section headed "Further information about the Company and its subsidiaries" in this appendix.

(b) Particulars of service agreements

Each of Mr. Yu, Ms. Chen Lee Shu, Mr. Yu Chi Ming, Frederick and Mr. Chen Chih Ming, being all the executive Directors, has entered into a service agreement with the Company for an initial term of two years commencing from 1 September 2000, and will continue thereafter until terminated by not less than three months' notice in writing served by either party on the other. Each of these executive Directors is entitled to the respective basic salary set out below (subject to an annual increment after 1 April 2002 at the discretion of the Directors of not more than 10% of the annual salary immediately prior to such increase). In addition, the executive Directors are also entitled to a management bonus provided that the aggregate amount of the bonuses payable to all the executive Directors for any financial year of the Company may not exceed 5% of the audited consolidated or combined net profit of the Group (after taxation, minority interest and payment of such bonuses but excluding extraordinary items) in respect of that financial year of the Company. The Directors' entitlement to the management bonus in respect of the year ending 31 December 2001 is conditional upon the combined net profit of the Company (after taxation, minority interest and payment of such bonuses but before extraordinary items) for that year exceeding HK$113,000,000. An executive Director may not vote on any resolution of the Directors regarding the amount of the management bonus payable to him. The current basic annual salaries of the executive Directors are as follows:

Director	*US$*
Mr. Yu	529,200
Ms. Chen Lee Shu	216,000
Mr. Chen Chih Ming	180,000
Mr. Yu Chi Ming, Frederick	144,000

Save as aforesaid, none of the Directors has or is proposed to have a service contract with the Company or any of its subsidiaries (other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation)).

(c) Directors' remuneration

(i) During the year ended 31 December 2000, the aggregate emoluments paid by the Group to the Directors was approximately HK$5,918,000; and

(ii) Under the arrangements currently in force, the aggregate emoluments payable by the Group to the Directors for the year ending 31 December, 2001 are set out in section B of the accountants' report set out in Appendix I to this prospectus.

(d) Interests of the Directors in the share capital of the Company after the Share Offer and the Capitalisation Issue

Immediately following the Share Offer and the Capitalisation Issue, the interests of the Directors in the share capitals of the Company and its associated corporations (within the meaning of the SDI Ordinance) which will have to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests in which they are taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) once the Shares are listed or which will be required pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein, once the Shares are listed, or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange once the Shares are listed will be as follows:

	No. of Shares			
Director	**Corporate interest**	**Personal interest**	**Family interest**	**Total interest**
Mr. Yu	1,200,000,000 *(Note)*	NIL	NIL	1,200,000,000

Note:

These Shares will be registered in the name of and beneficially owned by, E-Career. The entire issued share capital of E-Career is registered in the name of and beneficially owned by Mr. Yu.

2. Substantial shareholders

So far as the Directors are aware, immediately following the Share Offer and the Capitalisation Issue and taking no account of Shares which may be taken up under the Share Offer, the following shareholders will be interested in more than 10 per cent. of the Shares then in issue:

Name	**Number of Shares**	**Percentage holding**
E-Career *(Note)*	1,200,000,000	75%
Mr. Yu *(Note)*	1,200,000,000	75%

Note:

These Shares will be registered in the name of and beneficially owned by, E-Career. The entire issued share capital of E-Career is registered in the name of and beneficially owned by, Mr. Yu.

3. Personal guarantees

Each of Mr. Yu and Chao Wei Neng, William, a director of Artel Industries and brother-in-law of Mr. Yu, has provided personal guarantees in favour of certain banks for debts and liabilities due by certain members of the Group. The relevant banks have agreed that such personal guarantees will be released and replaced by guarantees from the Company or other members of the Group upon the listing of the Shares on the Stock Exchange.

4. Related party transactions

During the two years immediately preceding the date of this prospectus, the Group had engaged in the related party transactions as described in the paragraph headed "Connected transactions" under the section headed "Particulars of the Group" in this prospectus and note 26 to section A of the accountants' report set out in Appendix I to this prospectus.

5. Miscellaneous

Save as disclosed in this prospectus:

(a) and taking no account of any Shares which may be taken up or acquired under the Share Offer any option which may be granted under the Share Option Scheme, the Directors are not aware of any person who immediately following the Share Offer will hold either directly or indirectly, or be beneficially interested in, Shares representing 10% or more of the share capital of the Company in issue and to be issued as mentioned herein;

(b) none of the Directors has for the purpose of section 28 of the SDI Ordinance or the Listing Rules, nor is any of them taken to or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) or any interests which will have to be entered in the register to be kept by the Company pursuant to section 29 of the SDI Ordinance or which will be required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies once the Shares are listed on the Stock Exchange;

(c) in particular as disclosed in the paragraph headed "Group reorganisation" in the section headed "Further information about the Company and its subsidiaries" in this appendix and note 25 to section A of the accountants' report set out in Appendix I to this prospectus, none of the Directors or the experts named in the paragraph headed "Consents of experts" in the section headed "Other information" of this appendix has been interested in the promotion of, or has any direct or indirect interest in any assets acquired or disposed of by or leased to, any member of the Group within the two years immediately preceding the date of this prospectus, or which are proposed to be acquired or disposed of by or leased to any member of the Group nor will any Director apply for any Offer Shares either in his own name or in the name of a nominee;

(d) in particular as disclosed in note 26 to section A of the accountants' report set out in Appendix I to this prospectus and the paragraph headed "Group reorganisation" in the section headed "Further information about the Company and its subsidiaries" in this appendix, no Director is materially interested in any contract or arrangement subsisting at the date of this prospectus which is significant in relation to the business of the Group taken as a whole; and

(e) none of the experts named in the paragraph headed "Consents of experts" in the section headed "Other information" in this appendix has any shareholding in any company in the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any company in the Group.

D. SHARE OPTION SCHEME

1. Summary of terms

The following is a summary of the principal terms of the Share Option Scheme conditionally adopted by written resolutions of the sole shareholder of the Company dated 29 August 2001 (the "Adoption Date"):

(a) Purpose of the Share Option Scheme

The purpose of the Share Option Scheme is to enable the Company to grant options to certain full-time employees (including executive of Directors, non-executive Directors and independent non-executive Directors) of the Group in recognition of their contributions to the Group.

(b) Grant and acceptance of options

Subject to the terms of the Share Option Scheme, the Directors may, at its absolute discretion, invite full-time employees of the Group including executive Directors, non-executive Directors and independent non-executive Directors of the Group ("Eligible Persons") to take up options to subscribe for Shares at a price calculated in accordance with paragraph (c) below.

An offer of the grant of an option shall be made to Eligible Persons by letter in such form as the Board may from time to time determine and shall remain open for acceptance by the Eligible Person concerned for a period of 28 days from the date upon which it is made provided that no such offer shall be open for acceptance after the 10th anniversary of the Adoption Date or after the Share Option Scheme has been terminated.

A non-refundable nominal consideration of HK$1.00 is payable by the grantee upon acceptance of an option. An option shall be deemed to have been accepted when the duplicate letter comprising acceptance of the option duly signed by the Eligible Person together with the said consideration of HK$1.00 is received by the Company.

Any offer of the grant of an option may be accepted in respect of less than the number of Shares in respect of which it is offered provided that it is accepted in such number of Shares as represents a board lot for the time being for the purpose of trading on the Stock Exchange or an integral multiple thereof.

(c) Price of Shares

The exercise price for Shares under the Share Option Scheme may be determined by the Directors at their absolute discretion but in any event will not be less than the higher of: (i) the closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange on the date of grant, which must be a business day and (ii) the average closing price of the Shares as stated in the daily quotations sheets of the Stock Exchange for the five business days immediately preceding the date of grant.

(d) *Maximum number of Shares*

(i) Subject to (iii) below, the maximum number of Shares in respect of which options may be granted under the Share Option Scheme shall not, when aggregated with any Shares subject to any other schemes, in aggregate exceed 160,000,000 Shares upon listing of the Shares on the Stock Exchange (the "Scheme Mandate Limit"). The Company may seek approval by its shareholders in general meeting for "refreshing" the 10 per cent. limit under the scheme. However, the total number of securities which may be issued upon exercise of all options to be granted under all of the schemes of the Company (or its subsidiary) under the limit as "refreshed" must not exceed 10 per cent. of the relevant class of securities in issue as at the date of approval of the limit. Options previously granted under the scheme (including those outstanding, cancelled, lapsed in accordance with the scheme or exercised options) will not be counted for the purpose of calculating the limit as "refreshed".

(ii) Subject to (iii) below, the Company may issue share options to specified participants over and above the Scheme Mandate Limit subject to shareholders' approval in general meetings and the issue of a circular.

(iii) The total number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other scheme of the Company must not exceed 30 per cent. of the total issued share capital of the Company from time to time.

The total number of Shares issued and to be issued on the exercise of options granted and to be granted (including both exercised and outstanding options) in any 12-month period up to the date of grant to each Eligible Person shall not exceed 1 per cent. of the total issued share capital of the Company in issue unless (i) a shareholders' circular is despatched to the shareholders; (ii) the shareholders approve the grant of the options in excess of the limit referred to herein and (iii) the relevant Eligible Person and its associates abstain from voting on the resolution.

The exercise of any option shall be subject to the shareholders of the Company in general meeting approving any necessary increase in the authorised share capital of the Company. Subject thereto the Directors shall make available sufficient authorised but unissued share capital of the Company to meet subsisting requirements on the exercise of options.

(e) *Exercise of option*

Unless otherwise provided in the terms of the Share Option Scheme, an option may be exercised at any time during the period commencing on the expiry of 6 calendar months after the date on which the option is deemed to be granted and accepted and expiring on a date to be determined and notified by the Directors to each grantee, but in any event not later than 10 years from the Adoption Date but subject to the early termination of the Share Option Scheme (the "Option Period").

An option may be exercised in whole or in part by the grantee giving notice in writing to the Company stating that the option is thereby exercised and the number of Shares in respect of which it is exercised. Each such notice must be accompanied by a remittance for the full amount of the subscription price for the Shares in respect of which the notice is given. Within 28 days after receipt of the notice and

the remittance and, where appropriate, receipt of the certificate of the Company's auditors, the Company shall allot the relevant Shares to the grantee (or his legal personal representatives) credited as fully paid.

There is no performance target which must be achieved before any of the options can be exercised.

(f) *Restrictions on the time of grant of options*

Grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, no option may be granted during the period commencing one month immediately preceding the earlier of (i) the date of the board meeting for the approval of the Company's interim or annual results and (ii) the deadline for the Company to publish its interim or annual results announcement and ending on the date of the results announcements.

(g) *Rights are personal to grantees*

An option is personal to the grantee and shall not be assignable. An option shall not be sold, transferred, charged, mortgaged, encumbered or created with any interest in favour of any third party.

(h) *Rights on dismissal or ceasing employment*

If the grantee of an option cease to be an Eligible Person for any reason other than his death or the termination of his employment on one or more of the grounds of persistent or serious misconduct, bankruptcy, insolvency, composition with his creditors generally or conviction of any criminal offence or other ground on which an employer would be entitled to terminate his employment pursuant to any applicable laws, his option (to the extent not already exercised) will lapse on the date of cessation of his employment and shall not be exercisable unless the Directors otherwise determines in which event, the option (or such remaining part thereof) shall be exercisable within such period as the Directors may determine following the date of such cessation, which date shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not.

(i) *Rights on death*

If the grantee of an option ceases to be an employee of the Group by reason of his death and none of the events which would be ground for termination of his employment under paragraph (h) above occurs, his legal personal representatives may exercise the option in full (to the extent not already exercised) within a period of 12 months following the date of his death (or such longer period as the Directors may determine).

(j) *Cancellation of options*

Any cancellation of options granted but not exercised and the issuance of new options to the same grantee may only be made under the Share Option Scheme with available unissued options (excluding the cancelled options) within the Scheme Mandate Limit referred to in paragraph (d)(i) above. Options lapsed in accordance with the terms of the Share Option Scheme will not be counted for the purpose of calculating the Scheme Mandate Limit.

(k) Effect of alterations to share capital

In the event of any alteration in the capital structure of the Company while any option remains exercisable whether by way of capitalisation of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of the Company (other than an issue of shares as consideration in respect of a transaction to which the Company is a party), such corresponding alterations (if any) will be made in (i) the number of Shares subject to any option so far as such option remains unexercised and/or (ii) the subscription price per Share and/or (iii) the method of exercise of the option as the auditors for the time being of the Company shall at the request of the Company or any grantee certify in writing to be in their opinion fair and reasonable, provided that any such alterations shall be made on the basis that the grantee shall have the same proportion of the issued share capital of the Company to which he was entitled before such alteration and the aggregate subscription price payable by the grantee on the full exercise of any option shall remain as nearly as possible the same as (but not greater than) it was before such event, but so that no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. Save in the case of a capitalisation issue, an independent financial adviser or the auditors for the time being of the Company must confirm to the Directors in writing that such adjustments satisfy the aforesaid requirements.

(l) Rights on a general offer

In the event of a general offer being made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert (as defined in the Takeovers Code) with the offeror.) and such offer becomes or is declared unconditional during the Option Period of the relevant option, the grantee (or his legal personal representatives) shall be entitled to exercise the option in full (to the extent not already exercised) at any time within one month after the date on which the offer becomes or is declared unconditional.

(m) Rights on winding up

In the event a notice is given by the Company to its members to convene a general meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date or as soon as after it despatches such notice to each member of the Company give notice thereof to all grantees and any grantee (or his or her legal personal representatives provided none of the events which would be ground for termination of his employment under paragraph (h) above occurs) may by notice in writing to the Company accompanied by a remittance for the full amount of the aggregate subscription price in respect of the relevant option (such notice to be received by the Company not later than 2 business days prior to the proposed general meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent that he may specify in his notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot and issue such number of Shares to the grantee credited as fully paid.

(n) Rights on a reconstruction, compromise or arrangement

If a compromise or arrangement between the Company and its members or creditors is proposed for the purpose of or in connection with a scheme for the reconstruction or amalgamation of the Company, the Company shall give notice to the grantee on the same date as it dispatches the notice to

each member or creditor of the Company to consider such a compromise or arrangement, and thereupon the grantee (or his personal representative(s) may by notice in writing to the Company accompanied by a remittance of the full amount of the exercise price in respect of which the notice is given (such notice to be received by the Company not later than 2 business days prior to the proposed meeting) exercise the option (to the extent not already exercised) either to its full extent or to the extent specified in the notice and the Company shall as soon as possible and in any event no later than the business day immediately prior to the date of the proposed meeting allot and issue such number of Shares to the guarantee credited as fully paid.

(o) Ranking of Shares

The Shares to be allotted upon the exercise of an option will be subject to all the provisions of the articles of association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends and other distributions paid or made on or after the date of allotment other than any dividends or other distributions previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment.

(p) Duration and administration of the Share Option Scheme

The Share Option Scheme has been adopted for a period of 10 years commencing from 29 August 2001, being the date the Company conditionally adopted the Share Option Scheme, after such period no further options will be granted but the provisions of the Share Option Scheme shall remain in full force and effect in all other respects. The Share Option Scheme shall be subject to the administration of the Directors whose decision (save as otherwise provided therein) shall be final and binding on all parties.

(q) Alterations to the terms of the Share Option Scheme

(i) The provisions relating to the matters set out in rule 17.03 of the Listing Rules cannot be altered to the advantage of participants without the prior approval of shareholders of the Company in a general meeting.

(ii) Any alterations to the terms and conditions of the Share Option Scheme of the Company or any of its subsidiaries which are of a material nature or any change to the terms of options granted must be approved by the shareholders of the Company, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

(iii) The amended terms of the Share Option Scheme or the options must still comply with the relevant requirements of chapter 17 of the Listing Rules.

(iv) Any change to the authority of the Directors or the Share Option Scheme administrators in relation to any alteration to the terms of the Share Option Scheme must be approved by shareholders of the Company in a general meeting.

(r) Conditions of the Share Option Scheme

The Share Option Scheme is conditional on:

- the Listing Committee of the Stock Exchange granting approval of the scheme and any options which may be granted thereunder and the listing of and permission to deal in the Shares in issue at the date of adoption of the scheme and the Shares which fall to be issued pursuant to the exercise of options granted under the Share Option Scheme; and

- the passing of the written resolution dated 29 August 2001 to adopt the Share Option Scheme by the sole shareholder of the Company.

(s) Grant of options to connected persons or any of their associates

Any grant of options to a connected person (as defined in the Listing Rules) or its associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the options). Where options are proposed to be granted to a connected person who is also a substantial shareholder of the Company or an independent non-executive Director or their respective associates and if such grant would result in the total number of Shares issued and to be issued upon exercise of the options granted and to be granted (including options exercised, cancelled and outstanding) in any 12-month period up to and including the date of grant to such person representing in aggregate over 0.1 per cent. of the total issued Shares and having an aggregate value, based on the closing price of the securities at the date of each grant, in excess of HK$5 million, then the proposed grant must be subject to the approval of shareholders taken on a poll in general meeting. All connected persons of the Company must abstain from voting at such general meeting (except where any connected person intends to vote against the proposed grant provided that his intention to do so has been. stated in the shareholders' circular to be issued as stated below).

A shareholders' circular must be prepared by the Company explaining the proposed grant, disclosing (i) the number and terms of the options to be granted, (ii) containing a recommendation from the independent non-executive Directors (excluding any independent non-executive Director who is a grantee) on whether or not to vote in favour of the proposed grant, (iii) containing information relating to any Directors who are trustees of the scheme or have a direct or indirect interest in the trustees.

Any change in the terms of options granted to a connected person or its associates must be approved by shareholders' approval in general meeting.

(t) Lapse of option

An option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) subject to paragraph (i), the expiry of the Option Period;

(ii) the expiry of any of the periods referred to in paragraph (h), (k), (l), (m) or (n);

(iii) the date on which the Grantee ceases to be an Eligible Person by reason of the termination of his employment on any one or more of the grounds under paragraph (h). A resolution of the Directors or the board of directors of the Group to the effect that employment of a grantee has or has not been terminated on one or more of the grounds specified above shall be conclusive and binding on the grantee; or

(iv) the date on which the grantee commits a breach of paragraph (g).

(u) Termination

The Company by ordinary resolution in general meeting may at any time terminate the operation of the Share Option Scheme and in such event no further options will be offered but in all other respects the provision of the Share Option Scheme shall remain in force to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Share Option Scheme and options granted, including options exercised or outstanding under the Share Option Scheme, prior to such termination shall continue to be valid and exercisable in accordance with the Share Option Scheme.

Details of the options granted, including options exercised or outstanding, under the Share Option Scheme shall be disclosed in the circular to shareholders seeking approval of the first new scheme to be established after, such termination.

(v) General

The terms of the Share Option Scheme (and any other schemes adopted by the Company from time to time) shall be in accordance with the new requirements set out in the announcement of the Stock Exchange issued on 23 August 2001.

The Company will comply with the relevant statutory requirements and the Listing Rules from time to time in force on a continuing basis in respect of the Share Option Scheme and any other schemes of the Company.

Any dispute arising in connection with the Share Option Scheme shall be referred to the decision of the auditors of the Company who shall act as experts and not as arbitrators and whose decision, in the absence of manifest error, shall be final and binding.

2. Present status of the Share Option Scheme

Application has been made to the Listing Committee of the Stock Exchange for the approval of the Share Option Scheme, the subsequent grant of options under the Share Option Scheme and the listing of and permission to deal in the Shares to be issued pursuant to the exercise of any options which may be granted under the Share Option Scheme.

As at the date of this prospectus, no options have been granted or agreed to be granted under the Share Option Scheme.

E. OTHER INFORMATION

1. Estate duty and tax indemnity

Each of Mr. Yu and E-Career (together, the "Indemnifiers") entered into a deed of indemnity with and in favour of the Group (being the material contract (b) referred to in the paragraph headed "Summary of material contracts" in the section headed "Further information about the business" in this appendix) to provide indemnities on a joint and several basis in respect of, among other matters, any liability for Hong Kong estate duty which might be incurred by any member of the Group by reason of any transfer of property (within the meaning of section 35 of the Estate Duty Ordinance) to any member of the Group on or before the date on which the Share Offer becomes unconditional. The Directors have been advised that no material liability for estate duty is likely to fall on the Company in the Cayman Islands.

Under the deed of indemnity, the Indemnifiers have also given indemnities to the Group on a joint and several basis in relation to taxation which might be payable by any member of the Group in respect of any income, profits or gains earned, accrued or received on or before the date on which the Share Offer becomes unconditional, save where:

(i) provision has been made for such taxation in the audited accounts of any member of the Group for the period ended 31 March 2001;

(ii) in respect of any taxation which would not have arisen but for any act or omission of, or transaction voluntarily effected by, any of the members of the Group without the prior written consent or agreement of the Indemnifiers, otherwise than in the ordinary course of business or in the ordinary course of acquiring and disposing of capital assets or carried out or made or entered into pursuant to a legally binding commitment created on or before the date on which the dealings in Shares first commence on the Stock Exchange (the "Effective Date") or consisting of any of the members of the Group ceasing, or being deemed to cease, to be a member of the Group or being associated with any other members of the Group for the purpose of taxation;

(iii) to the extent that such claim arises or is incurred as a result of the imposition of taxation as a consequence of any retrospective change in the law or the interpretation or practice thereof by the Hong Kong Inland Revenue Department or any other relevant authority coming into force after the Effective Date or to the extent such claim arises or is increased by an increase in rates of taxation after the Effective Date with retrospective effect; and

(iv) to the extent of any provision or reserve made for taxation in the audited accounts of the Group up to 31 March 2001 which is finally established to be an over-provision or an excessive reserve, in which case the Indemnifiers' liability (if any) in respect of taxation shall be reduced by an amount not exceeding such provision or reserve, provided that any such over-provision or excess reserve applied pursuant to this paragraph to reduce the Indemnifiers' liability in respect of taxation shall not be available in respect of any such liability arising thereafter.

2. Litigation

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened against the Company or any of its subsidiaries.

3. Sponsor

The Sponsor has made an application on behalf of the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares in issue and to be issued as mentioned herein and any Shares that may be issued upon the exercise of the Over-allocation Option or any options which may be granted under the Share Option Scheme.

4. Preliminary expenses

The estimated preliminary expenses of the Company are approximately US$6,000 and are payable by the Company.

5. Agency fees or commission received

The Underwriters will receive an underwriting commission as mentioned in the section headed "Underwriting" in this prospectus.

6. Promoter

(a) The promoter of the Company is Mr. Yu.

(b) Save as disclosed herein, within the two years preceding the date of this prospectus, no cash, securities or other benefit has been paid or given to the promoter named in paragraph (a) above in connection with the Share Offer or the related transactions described in this prospectus.

7. Qualification of experts

The qualifications of the experts who have given opinions in this prospectus and/or whose names are included in this prospectus are as follows:

Name	Qualification
The Sponsor	Investment adviser and securities dealer registered under the Securities Ordinance
Deloitte Touche Tohmatsu	Certified Public Accountants
Chesterton Petty Limited	Professional surveyors
Conyers Dill & Pearman, Cayman	Cayman Islands attorneys-at-law

8. Consents of experts

The Sponsor, Deloitte Touche Tohmatsu, Chesterton Petty Limited and Conyers Dill & Pearman, Cayman have given and have not withdrawn their respective written consents to the issue of this prospectus with copies of their reports, summary of valuations, valuation certificate, letters or opinions (as the case may be) and the references to their names or summaries of opinions included herein in the form and context in which they respectively appear.

9. Particulars of the Vendor

Name	Description	Registered address	Number of Sale Shares
E-Career	Corporation	P. O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgins Islands	80,000,000

10. Binding effect

This prospectus shall have the effect, if an application is made in pursuance hereof, of rendering all persons concerned bound by all of the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance so far as applicable.

11. Taxation of holders of Shares

(a) Dealings in Shares will be subject to Hong Kong stamp duty. Intending holders of Shares are recommended to consult their professional advisers if they are in any doubt as to the taxation implications of subscribing for, purchasing, holding or disposing of or dealing in Shares. It is emphasised that none of the Company, the Directors or the other parties involved in the Share Offer can accept responsibility for any tax effect on, or liabilities of, holders of Shares resulting from their subscription for, purchase, holding or disposal of or dealing in Shares.

(b) The Shares are Hong Kong property for the purposes of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong) and, accordingly, Hong Kong estate duty may be payable in respect thereof on the death of an owner of Shares.

(c) The sale, purchase and transfer of Shares are subject to Hong Kong stamp duty.

(d) Under present Cayman Islands law, transfers and other dispositions of Shares are exempt from Cayman Islands stamp duty.

12. Miscellaneous

(a) Save as disclosed herein:

(i) within two years immediately preceding the date of this prospectus:

(aa) no share or loan capital of the Company or of any of its subsidiaries has been issued, agreed to be issued or is proposed to be issued fully or partly paid either for cash or for a consideration other than cash; and

(bb) no commissions, discounts, brokerages or other special terms have been granted in connection with the issue or sale of any share or loan capital of the Company or any of its subsidiaries;

(ii) no share or loan capital of the Company or any of its subsidiaries is under option or is agreed conditionally or unconditionally to be put under option; and

(iii) there has been no material adverse change in the financial position or prospects of the Group since 31 March 2001 (being the date to which the latest audited combined financial statements of the Group were made up).

(b) The Company has no founder shares, management shares or deferred shares.

(c) Subject to the provisions of the Companies Law, the register of members of the Company will be maintained in the Cayman Islands by Bank of Butterfield International (Cayman) Limited and a branch register of members of the Company will be maintained in Hong Kong by Standard Registrars Limited. Unless the Directors otherwise agree, all transfers and other documents of title of Shares must be lodged for registration with and registered by, the Company's share registrar in Hong Kong and may not be lodged in the Cayman Islands.

(d) All necessary arrangements have been made to enable the Shares to be admitted into CCASS.

DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

The documents attached to the copy of this prospectus registered by the Registrar of Companies in Hong Kong, were copies of the white, yellow and pink Application Forms, the written consents referred to in the paragraph headed "Consents of experts" in the section headed "Other information" in Appendix V to this prospectus, copies of the material contracts referred to in this paragraph headed "Summary of material contracts" in the section headed "Further information about the business" in Appendix V to this prospectus, the statement of adjustments prepared by Deloitte Touche Tohmatsu in arriving at the figures set out in the accountants' report set out in Appendix I to this prospectus and a list of the particulars of the Vendor.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Fairbairn Catley Low & Kong at 43rd Floor, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong during normal business hours up to and including 27 October 2001:

(a) the memorandum and articles of association of the Company;

(b) the accountants' report of the Company prepared by Deloitte Touche Tohmatsu, the text of which is set out in Appendix I to this prospectus and the related statements of adjustments;

(c) the audited financial statements (or management accounts, where appropriate) of each of the Company's subsidiaries (except ASEP Solutions Limited and Best Hero Limited) for each of the three years ended 31 December 2000 and the three months ended 31 March 2001 (or since their respective dates of incorporation to 31 March 2001 if this is a shorter period);

(d) the letters relating to the profit forecast, the text of which is set out in Appendix II to this prospectus;

(e) the letter, summary of valuations and valuation certificate prepared by Chesterton Petty Limited in respect of the property interests of the Group, the text of which is set out in Appendix III to this prospectus;

(f) the rules of the Share Option Scheme;

(g) the Companies Law;

(h) the letter of advice dated 12 October 2001 prepared by Conyers Dill & Pearman, Cayman referred to in the section headed "General" in Appendix IV to this prospectus summarising certain aspects of the Cayman Islands company law and taxation;

(i) the material contracts referred to in the paragraph headed "Summary of material contracts" in the section headed "Further information about the business" in Appendix V to this prospectus;

(j) the service agreements referred to in the paragraph headed "Particulars of service agreements" in the section headed "Further information about the Directors and experts" in Appendix V to this prospectus;

(k) the written consents referred to in the paragraph headed "Consents of experts" in the section headed "Other information" in Appendix V to this prospectus; and

(l) a statement of the particulars of the Vendor.

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司

（於開曼群島註冊成立之有限公司）

配售及公開發售

全球協調人兼保薦人

京華山一企業融資有限公司

牽頭經辦人

京華山一國際（香港）有限公司

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED

重要文件

閣下如對本售股章程有任何疑問，應諮詢閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

ARTEL

ARTEL SOLUTIONS GROUP HOLDINGS LIMITED
宏通集團控股有限公司*

(於開曼群島註冊成立之有限公司)

以配售及公開發售方式發行新股及發售股份

配售股份數目	:	**360,000,000**股(視超額配股權行使與否而定並可予重新分配)包括**280,000,000**股新股及**80,000,000**股出售股份
公開發售股份數目	:	**40,000,000**股新股(可予重新分配)
發售價	:	每股股份**0.60**港元，
面值	:	每股**0.01**港元
股份代號	:	**931**

全球協調人及保薦人

京華山一企業融資有限公司

牽頭經辦人

京華山一國際(香港)有限公司

聯席經辦人

時富融資有限公司
野村國際(香港)有限公司
大福證券有限公司
漢宇融資(亞洲)有限公司
英明證券有限公司
怡發證券有限公司

香港聯合交易所有限公司與香港中央結算有限公司對本售股章程的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本售股章程全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

本售股章程連同本售股章程附錄六「送呈公司註冊處的文件」一節所列明的文件，已遵照公司條例第342C條規定送呈香港公司註冊處存案。證券及期貨事務監察委員會與香港公司註冊處對本售股章程或上述任何其他文件的內容概不負責。

在決定投資前，有意投資的人士應細心考慮本售股章程所載的全部資料，包括本售股章程「風險因素」一節所載的風險因素。

二零零一年十月十二日

* *僅供參考*

Typeset and Printed by Equity Financial Press Limited

預期時間表

	二零零一年 *(附註3)*
交回**粉紅色**申請表格的截止時間	十月十六日(星期二)下午四時正
交回**白色**和**黃色**申請表格的截止時間	十月十七日(星期三)中午十二時正
開始登記認購申請日期 *(附註1)*	十月十七日(星期三) 上午十一時四十五分
截止登記認購申請日期 *(附註1)*	十月十七日(星期三)中午十二時正
於南華早報(英文)和香港經濟日報(中文) 內公佈配售的踴躍程度、申請結果和 公開發售股份的分配準則的日期	十月十九日(星期五)或之前
寄發股票和全部或部分不獲接納認購 申請的退款支票的日期 *(附註2)*	十月二十二日(星期一)或之前
股份在聯交所開始買賣的日期	十月二十四日(星期三)

附註：

1. 倘於二零零一年十月十七日(星期三)上午九時至中午十二時任何時間在香港懸掛「黑色」暴雨警告訊號或八號或以上熱帶氣旋警告訊號，則不會於當日開始登記認購申請。詳情請參閱本售股章程內「如何申請認購公開發售股份」一節「惡劣天氣對開始登記認購申請之影響」一段。

2. 以**白色**申請表格申請500,000股或以上公開發售股份的申請人可親自領取股票及退款支票(如有)。就此，申請人必須在**白色**申請表格上填妥適當欄位及提供**白色**表格指定的詳情。該等申請人可於二零零一年十月二十二日(星期一)上午九時至下午一時，在本公司的香港股份過戶登記分處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)領取股票及退款支票。在領取時，均須出示標準證券登記有限公司所接納的身分證明文件及授權文件(如適用)。

   以**黃色**申請表格申請500,000股或以上公開發售股份的申請人可親自領取退款支票(如有)，惟不可選擇領取股票，彼等的股票將存入中央結算系統，以記存於申請人指定的中央結算系統參與者股份賬戶或投資者戶口持有人股份賬戶(如適用)內。**黃色**申請表格的申請人領取退款支票的手續與**白色**申請表格的申請人相同。

未領取的退款支票及／或股票將於領取時間屆滿後隨即以普通郵遞方式寄往有關申請表格上所示的地址，郵誤風險概由申請人承擔。其他詳情請參閱本售股章程「如何申請認購公開發售股份」一節「領取／寄發股票／退款支票及將股票存入中央結算系統」一段。

以**粉紅色**申請表格提出的申請，股票及退款支票（如申請被撤銷或全部或部分不獲接納）將於二零零一年十月二十二日星期一或之前以普通郵遞方式按照申請表格上指定的地址寄發申請人，郵誤風險概由申請人承擔。

本公司不會發出任何證明股份所有權的臨時文件。

3. 所有時間均指香港本地時間。

有關股份發售架構（包括其條件）的詳情，請參閱本售股章程「股份發售架構」一節。

目　錄

閣下應只依賴本售股章程和申請表格所載之資料而決定是否投資。

本公司並無授權任何人士向 閣下提供有別於本售股章程所載內容之資料。

閣下不可依賴本售股章程及有關申請表格以外之任何資料或聲明，當作經本公司、保薦人、包銷商、彼等任何一位董事或任何參與股份發售之人士授權而作出。

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概　要

本集團概覽

本集團是中港兩地分銷以盒裝CPU為主的電腦組件的市場領導者之一，同時在兩地分銷網絡產品、伺服器等資訊科技產品以及提供綜合電子啟動方案。本集團是英特爾授權的主要中港總代理之一，在中港分銷英特爾的盒裝CPU、盒裝主機板、網絡產品等產品。本集團總部設在香港，直接與700多個以香港為基地的非獨家英特爾經銷商聯繫。同時，本集團共有9個覆蓋中國17個大城市的國內獨家代理商，聯繫5,000多家廣佈中國的非獨家英特爾經銷商、700個增值分銷商及企業客戶。隨着本集團拓展分銷業務取得成功，本集團將其業務重點延伸至向客戶提供電子啓動方案和技術協助服務。借助知名軟硬件開發商提供可靠的網路架構和應用軟件，董事相信本集團可為企業及機構提供先進及具成本效益的電子啟動方案。憑著本集團的主要優勢，董事相信本集團能保持其分銷業務的市場領導地位和競爭優勢，並能在中港電子啟動方案市場競逐。

本集團的業務分類如下：

- 分銷電腦組件及資訊科技產品 — 向中港客戶分銷盒裝CPU、盒裝主機板、網絡產品及其他電腦周邊設備

- 提供電子啟動方案及技術協助服務 — 向中港客戶提供EBNI方案和ASEP方案

於最後實際可行日期，英特爾在中港兩地分別有5家和10家授權總代理，各授權總代理在各自的代理區內均可同樣與英特爾經銷商和增值分銷商聯繫，而本集團是英特爾的中港授權總代理之一。本集團在一九九五年由主席游先生於香港創立，從事電腦組件貿易。本集團成員公司宏恩在一九九七年八月獲委任為英特爾中國授權總代理之一。一九九九年，英特爾再度委任宏恩為盒裝CPU、盒裝主機板和網絡產品等英特爾產品的中港授權總代理之一。英特爾代理協議於每年一月一日自動續期，除非一方在續期日前至少三十日通知另一方無意續期。每年續期前無須以正式函件或會議作實。隨着業務發展，本集團成為中港兩地分銷以盒裝CPU為主的電腦組件的領導者，並將分銷業務延伸至網絡產品和伺服器等資訊科技產品。董事相信，產品多元化能使本集團提高產品銷售額和擴大客戶基礎。本集團自一九九七年成為英特爾授權總代理以來獲英特爾頒授以下獎項和稱許：

- 一九九九年「最佳代理商獎」—表揚本集團成為英特爾亞太區網卡和盒裝主機板的最佳總代理（以單位數量和金額值計算）的成果；

概　要

- 二零零零年第四季度和二零零一年第一及第二季度「最大代理之一」稱許—表揚本集團成為英特爾亞太區盒裝CPU最佳總代理（以單位數量及金額值計算）的成果；及

- 二零零零年「最佳項目支援團隊獎」—表揚本集團為亞太區的互聯網數據中心提供網絡方案服務的成果。

於營業記錄期間，本集團在分銷業務的成果帶來營業額和利潤持續增長。以下是營業記錄期間本集團各項業務之營業額及毛利分析：

	截至十二月三十一日止年度						截至二零零一年三月三十一日止三個月	
	一九九八年		一九九九年		二零零零年			
	千港元	%	*千港元*	%	*千港元*	%	*千港元*	%
營業額								
分銷電腦組件及資訊科技產品	558,236	96.2	713,789	95.1	882,590	90.2	291,613	94.7
提供電子啟動方案	21,861	3.8	36,643	4.9	96,077	9.8	16,217	5.3
合計	580,097	100	750,432	100	978,667	100	307,830	100
毛利								
分銷電腦組件及資訊科技產品	15,978	100	26,836	80.2	90,961	80.2	28,492	81.8
提供電子啟動方案	(480)	—	6,642	19.8	22,502	19.8	6,324	18.2
合計	15,498	100	33,478	100	113,463	100	34,816	100

董事相信，廣濶的分銷網是本集團的主要優勢之一，本集團的分銷網遍及中港兩地數以千計的英特爾經銷商、互聯網數據中心和公司客戶，此分銷網隨着本集團分銷業務的發展而建立，本集團的業務發展始自一九九五年在香港開展分銷業務，由此本集團可接觸到數百家以香港為基地的非獨家英特爾經銷商。隨着本集團拓展至中國市場，由此發展了國內分銷網，至今計有覆蓋國內17個大城市的9家國內獨家代理商，本集團透過這些代理商連接國內5,000多家非獨家英特爾經銷商、700家增值分銷商和公司客戶。此外，穩固的客戶基礎有助本集團將業務擴展至提供電子啟動方案。本

集團的電子啟動方案主要由兩個應用方案組成，即EBNI方案和ASEP方案，前者旨在向本集團的目標客戶(例如互聯網數據中心、政府和商業機構)提供以硬件為基礎的全面網絡解決方案，後者目的是向本集團的公司客戶提供以軟件為基礎的全面電子商務應用方案。

董事相信，本集團成功的另一因素是與知名軟硬件開發商建立的協同關係。除獲得英特爾的支持外，本集團亦與F5 Networks、惠普、NetScreen等跨國軟硬件開發商結盟，集中提供電子啟動技術方案。本集團的重點經營目標是成為中港兩地佔有領先地位的電腦組件及資訊科技和網絡產品的增值代理商以及主要的電子啟動方案供應商。

本集團的優勢

本集團過往在分銷電腦組件、資訊科技產品和網絡產品創下佳績，並成功建立了有效的分銷網和強大的客戶關係。董事預期，電子啟動方案及相關顧問服務的市場和商機日後將會繼續擴大，尤以中國為然。本集團與領導全球半導體市場的生產商英特爾以及多家知名軟硬件開發商之間的業務關係穩固，將有助本集團在日益增長的互聯網電子商務市場中建立提供全面方案的實力。董事認為，下述本集團的主要實力能保持其市場競爭優勢：

市場反應、策略及抱負

董事知悉本集團面對的主要競爭，主要來自香港及中國分銷類似英特爾產品系列而同樣可聯繫數以千計的英特爾經銷商及增值分銷商的其他英特爾特許總代理。董事相信，由於本集團能迅速對客戶不斷轉變的需求作出回應，故其能發展或保持其市場地位。本集團洞悉網絡科技及電子商務的市場潛力，故自一九九八年已提供網絡產品及EBNI解決方案。而該等網絡產品及EBNI解決方案，於營業記錄期間，營業額方面出現大幅增長，本集團整體邊際利潤亦大大提升。董事亦相信，專注分銷英特爾產品及向客戶提供增值服務之策略有助本集團保持市場地位，不僅使本集團能與英特爾建立密切工作關係，亦可使本集團能集中市場推廣力量，以求為客戶提供更好的服務，同時藉着英特爾的市場推廣工作及技術知識，減低其市場推廣成本。本集團除與非獨家英特爾經銷商及增值分銷商建立穩固的業務關係外，亦向他們提供增值分銷服務(例如支援、培訓及顧問服務)，董事相信，這使本集團得以更了解客戶對產品及服務的需求，從而使客戶不會輕易轉投其他競爭對手。此外，本集團亦透過增加研究及發展方面的投資以及與著名硬件及軟件發展商及大學合作，從而將發展焦點轉移至提供電子啟動方案，使本集團能拓寬產品基礎，最終使其減少對英特爾的依賴。

有效的分銷網和堅實的客戶基礎

自一九九五年起開展分銷業務以來，本集團成功建立了連接香港700多家非獨家英特爾經銷商的分銷和物流網絡，本集團另有九家獨家國內代理商，連接中國5,000多家非獨家英特爾經銷商、700家增值分銷商和公司客戶。此穩固的市場覆蓋網絡實是有利於本集團有效地識別和找尋最終用

戶。董事相信，本集團廣濶的中港分銷網，連接數千家非獨家英特爾經銷商、互聯網數據中心和公司客戶，不單在當前為本集團帶來穩定的收入來源，更令本集團穩佔優勢，在日後推出新產品和電子啟動方案。

與軟硬件開發商建立穩固的關係

董事相信，本集團的成功亦歸功於其與知名軟硬件開發商(特別是英特爾)的穩固關係和他們的支持。董事相信穩固的業務關係使本集團能在瞬息萬變的資訊科技市場中掌握先進的科技。

董事相信，全面電子啟動方案供應商要具備競爭優勢，不單要提供有效的硬件為主的方案，還要提供度身訂做的以軟件為主的方案。本集團不斷致力與著名的軟硬件開發商和方案夥伴發展業務關係，使本集團能為客戶提供有效和優質的電子啟動方案。此外，董事相信，與知名軟硬件開發商建立合作關係(例如英特爾解決方案中心給予的支持)，為本集團提供評估和優化服務，可加強本集團所提供的電子啟動方案的質量。

與大學合作進行研發項目

本集團自二零零一年七月起與香港的香港理工大學及中國的蘭州大學和中國科技大學合作進行研發項目，使本集團能借助這些大學的研發專長、加強本集團開發電子啓動方案的工作以及向其方案夥伴所提供的技術輔助。

實績和市場信譽

本集團在分銷英特爾產品上建立實績，取得市場人士的認同，董事相信，本集團的信譽可吸引更多知名的軟硬件開發商鋭意利用本集團的分銷網拓展其產品在中國的市場。在更多知名的軟硬件供應商參與下，不僅可擴大本集團的用戶基礎，亦有助本集團推出不同類型、可集成為全面的解決方案的新產品，滿足客戶的不同需要。

經驗豐富和專心致志的管理隊伍

本集團的管理隊伍經驗豐富，專心致志，熟知中港資訊科技行業的市場發展並積極參予其中。本集團的管理層與英特爾和本集團其他軟硬件供應商(例如F5 Networks、惠普和NetScreen)得以保持穩固的業務關係，能為本集團今後的發展制訂整體的策略。

概　要

營業記錄

以下乃本集團截至二零零零年十二月三十一日止三年及截至二零零一年三月三十一日止三個月之經審核合併業績之概要，摘自本售股章程附錄一會計師報告A節。

	附註	截至十二月三十一日止年度 一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	截至二零零一年三月三十一日止三個月 千港元
營業額		580,097	750,432	978,667	307,830
銷售成本		(564,599)	(716,954)	(865,204)	(273,014)
毛利		15,498	33,478	113,463	34,816
其他收入	1	2,792	3,961	3,010	1,517
分銷成本		(4,828)	(3,390)	(6,420)	(2,073)
行政開支		(5,749)	(4,142)	(13,634)	(4,802)
經營溢利		7,713	29,907	96,419	29,458
財務費用		—	(22)	(588)	(954)
稅前溢利		7,713	29,885	95,831	28,504
稅項		(1,346)	(4,200)	(14,883)	(4.400)
股東應佔溢利		6,367	25,685	80,948	24,104
股息	2	—	—	—	—
每股盈利	3	0.005	0.020	0.063	0.019

附註：

1　本集團於營業記錄期間之其他收入主要為銀行存款利息。

2　於二零零一年六月宏恩曾宣派特別股息60,000,000港元，並於股份發售前支付予當時之唯一股東游先生，該筆特別股息乃從宏恩之累計可分配利潤中支付，由內部資源撥付。上述支付之特別股息不代表本公司之派息政策。

3　每股盈利乃按營業記錄期間之股東應佔溢利計算以及(假設完成以資本化配發及發行股份)營業記錄期間之已發行及可發行股份為1,280,000,000股。

根據上市規則第8.06條規定，申報會計師所滙報之財政期不得以超過本售股章程日期前六個月以上之日期作結算。申報會計師在會計師報告內申報之財政期為截至二零零一年三月三十一日，乃超過本售股章程日期前六個月。本公司已徵求並取得聯交所豁免嚴格遵守此項規定。董事確認，彼等對本集團已作出充份之盡職審查，以確保除在此所作之披露外，自二零零一年三月三十一日起直

至本售股章程刊發之日，本集團之財政狀況並無重大逆轉，亦無發生任何可對本售股章程附錄一會計師報告所示資料產生重大影響之事件。

截至二零零一年十二月三十一日止年度之預測

本集團預測除税後但未計非經常項目前合併溢利 *(附註1)* 不少於113,000,000港元

預測每股股份盈利

(a) 備考全面攤薄 *(附註2)* 0.072港元

(b) 加權平均 *(附註3)* 0.084港元

預測每股股份末期股息 *(附註4)* 0.020港元

附註：

1. 預測除税後但未計非經常項目前合併溢利之編製基準及假設載列於本售股章程附錄二。董事並不知悉已出現或於截至二零零一年十二月三十一日止年度期間可能出現之非經常項目。

2. 按備考全面攤薄基準計算之每股股份預測盈利乃根據截至二零零一年十二月三十一日止年度之本集團預測除税後但未計非經常項目前之合併溢利計算，並假設(i)本公司自二零零一年一月一日已上市，並已發行合共1,600,000,000股股份；及(ii)於當日收得發行新股所得款項淨額之利息收入約179,100,000港元，同時假設已按年利率1.0%賺取利息。

3. 按加權平均基準計算之每股股份預測盈利乃根據截至二零零一年十二月三十一日止年度之本集團預測除税後但未計非經常項目前之合併溢利及預計於年內已發行股份之加權平均數1,342,246,575股計算，惟並無計入根據購股權計劃可能授出之購股權之行使而配發或發行之任何股份或本售股章程附錄五「有關本公司及其附屬公司之其他資料」一節「本公司唯一股東於二零零一年八月二十九日通過之書面決議案」一段所述本公司根據配發及發行或購買股份之一般授權而配發、發行或回購之任何股份。

4. 截至二零零一年十二月三十一日止財政年度之預測每股末期股息，乃根據上述本集團預測之除税後但未計特別項目之合併溢利，並根據在此所述之已發行及將予發行之1,600,000,000股股份計算，但無計及購股權計劃所授予之任何購股權獲行使而須配發及發行之股份，或本公司按本售股章程附錄五「本公司及其附屬公司之其他資料」一節「本公司唯一股東於二零零一年八月二十九日通過之書面決議案」一段所述之配發及發行或購回股份之一般授權須配發及發行或購回之股份，亦無計及本售股章程「財務資料」一節「溢利預測、股息及營運資金」一段所載資料。

股份發售統計數字

根據發售價
每股股份
0.60港元

市值 *(附註1)* 960,000,000港元

預期價格／盈利倍數

(a) 備考全面攤薄 *(附註2)* 8.4倍

(b) 加權平均 *(附註3)* 7.1倍

備考股息收益 *(附註4)* 9.6%

每股股份經調整有形資產淨值 *(附註5)* 0.21港元

附註：

1. 股份市值乃根據發售價每股0.60港元及緊隨股份發售及資本化發行完成後已發行股份1,600,000,000股計算，惟未計及因行使根據購股權計劃可能授出之購股權而可能須予配發及發行之任何股份，或本公司根據本售股章程附錄五「有關本公司及其附屬公司之其他資料」一節「本公司唯一股東於二零零一年八月二十九日通過之書面決議案」一段所述之配發及發行或購回股份之一般授權或其他原因而可能配發及發行或購回之任何股份。

2. 按備考完全攤薄基準計算之預期價格／盈利倍數乃根據截至二零零一年十二月三十一日止年度備考攤薄預測每股股份盈利0.072港元及發售價每股0.60港元計算。

3. 按加權平均基準計算之預期價格／盈利倍數乃根據截至二零零一年十二月三十一日止年度加權平均預測每股股份盈利0.084港元及發售價每股0.60港元計算。

4. 備考股息收益乃根據每股股息總額0.0575港元(包括在假設本公司自二零零一年一月一日起已上市及已發行股份合計1,600,000,000股下董事預料就截至二零零一年十二月三十一日止財政年度預測支付之為每股股份0.02港元之末期股息)，並根據發售價及本售股章程「財務資料」一節「溢利預測、股息及營運資金」一段所載資料達致。

5. 經調整每股有形資產淨值乃經按本售股章程「財務資料」中「經調整有形資產及經調整資產」一段所述之調整而作出及按緊隨股份發售及資本化發行後已發行股份總數1,600,000,000股計算，惟並無計及本公司根據本售股章程附錄五「有關本公司及其附屬公司之其他資料」一節「本公司股東於二零零一年八月二十九日通過之書面決議案」一段所述配發及發行或購回股份之一般授權或其他原因而按本售股章程所述可能配發及發行或購回之任何股份。

業務計劃及策略

本集團之重點經營目標乃成為亞太區佔有領導地位之電腦組件及資訊科技產品之增值代理商以及主要電子啓動方案供應商。為達到此經營目標，董事已制訂以下經營策略：

業務策略

- ***加強本集團之分銷網絡及市場推廣渠道***

  隨著中國加入世貿，本集團擬藉著於中國各主要城市設立數家全資附屬公司或收購一些能力強、發展良好之公司，發展及擴充其分銷網絡。本集團亦將尋求機會發展海外市場，與現有及潛力之軟硬件供應商洽商分銷代理權，發展亞洲其他發展中國家(例如泰國、越南、印度及菲律賓等)的市場。董事相信，亞洲區內之發展中國家對電腦組件及網絡產品之需求有龐大增長潛力。然而，就此項拓展工作而言，本集團目前並無具體計劃，亦無訂有任何協議。

- *更佳地運用開發商支援及合作*

本集團擬利用其穩固之分銷網絡及客戶基礎，與有能力提供增值服務的軟硬件開發商加強合作，以增強本集團現時所提供之電子啟動方案。隨著中國市場之經濟發展及逐步開放，董事預計將有更多海外硬件及軟件開發商致力尋求打入中國市場。該等開發商勢將尋求與在本地市場具有強大銷售網，並於分銷業務有良好往績之公司進行策略性合作。

- *增強電子啟動方案以及相關顧問及培訓服務之技術和研發能力*

董事相信，由於電子商務在中國正蓬勃發展，對電子啟動方案之需求將大幅增加。因此，本集團將透過與中國及香港之有關開發商及著名大學共同開展研究及培訓計劃，增強開發及提供電子啟動方案以及相關顧問及培訓服務之能力。事實上，本集團自二零零一年七月起已聯同香港理工大學、蘭州大學和中國科技大學合作開發電子啟動方案。

- *發展企業形象及建立品牌*

由於最終用戶對產品之要求及期望日漸增加，董事相信只有優質之解決方案供應商方可在競爭激烈的資訊科技顧問市場內生存。董事亦相信與頂尖硬件及軟件開發商合作(例如合辦推廣及市場活動)，有助於本集團建立企業形象及市場信譽。本集團所提供之ASEP方案乃首項以本集團品牌作為集成及分銷之電子商務軟件方案。本集團擬將ASEP建立成具有信譽之品牌，使本集團成為提供優質服務之世界級電子啟動方案供應商。

- *建立以互聯網為基礎之供應鏈管理平台*

本集團擬運用其穩固之客戶基礎及與供應商之關係，加強其以互聯網為基礎之供應鏈管理平台，以減輕傳統買賣之繁複程序。首期建設工作將特定之網上賬戶密碼發給若干個英特爾經銷商、增值分銷商及本集團其他客戶，使本集團能在互聯網上接受訂貨。待此項新推出之網上訂貨安排進一步吸引有關之參與方時，本集團擬設立其他網上功能，加強其內部企業資源計劃系統及物流管理，倘本集團對此等建設工作感到滿意，而中國電子商務基建上之網上交易亦趨於成熟，本集團計劃在取得監管機構之批准後透過互聯網平台向現有及潛在客戶提供網上交易之渠道。董事相信，該平台不僅能令客戶透過互聯網進行買賣，亦可使供應商之存貨管理更具效率，董事亦相信，該平台亦將令本集團之營運流程更具效率。

股份發售之理由及所得款項用途

董事相信，發行新股所得款項淨額將有助本集團成功推行其業務策略計劃，當中主要包括鞏固本集團分銷網及營銷渠道、加強提供先進電子啓動方案所需之技術及研究力量，以及建立本集團之企業及品牌形象等。

於扣除本公司所承擔有關發行新股之開支後，並以發售價為每股0.60港元計算，發行新股所得款項淨額估計約為179,100,000港元。

(a) 約50,000,000港元用於擴展中國之分銷及物流網絡以及發展企業形象及建立品牌；

(b) 約30,000,000港元用於聯同軟硬件開發商和中港兩地大學合辦建立研發聯盟、培訓中心，以及提供技術支援及售後服務之設施；

(c) 約20,000,000港元用作增強提供及整合電子啟動方案、軟件開發能力以及提升有關顧問服務之質素；

(d) 約10,000,000港元將用於亞洲其他發展中國家(例如泰國、越南、印度及菲律賓等)，發展分銷網絡及設立當地辦事處；

(e) 約10,000,000港元用作建立以萬維網為基礎之供應鏈管理平台之開發成本；及

(f) 餘額約59,100,000港元用作本公司之一般營運資金。

倘若發行新股所得款項淨額未被即時用作上述用途，董事將把發行新股所得款項淨額存放於香港之持牌銀行或財務機構作短期存款。

風險因素

董事認為本集團業務運作存在若干風險，可歸類為：(i)有關本集團之風險；(ii)有關行業之風險；(iii)有關中國之風險；(iv)有關香港之風險及(v)有關投資股份之風險概述如下：—

在本售股章程內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人士」	指	上市規則所賦予之涵義
「申請表格」	指	粉紅色申請表格、白色申請表格及黃色申請表格，或如文義另有所指，則三者其中之一
「Artel BVI」	指	Artel International Holdings Limited（前稱 Arcon Holdings Limited），於一九九五年一月三日在英屬處女群島註冊成立之有限公司，乃本公司為投資控股目的而設之全資附屬公司，二零零一年七月二十六日採用現時名稱
「宏恩」	指	宏恩國際有限公司 (Artel Industries Limited，前稱Arcon Industries Limited) ，於一九九六年三月七日在香港註冊成立之有限公司，主要從事電腦組件及網絡設備之買賣以及提供綜合電子啓動方案，為本公司之全資附屬公司（其於二零零一年七月三十日採用現時英文名稱）
「泓磊實業」	指	泓磊實業股份有限公司，一家在一九八九年二月一日於台灣註冊成立之有限責任公司，主要在台灣從事分銷資訊科技產品及電腦組件業務，游先生（股份發售前本集團唯一股東）擁有其44%股權，游先生家人（包括其姐姐及父母）擁有其餘股權。泓磊實業由游先生其中一位姐姐經營
「亞太區」	指	所有太平洋沿岸之亞洲國家，惟就本售股章程而言，不包括日本
「英屬處女群島」	指	英屬處女群島
「資本化發行」	指	將本公司股份溢價賬之進賬款項資本化而進行之股份發行，詳情見本售股章程附錄五「有關本公司及其附屬公司之其他資料」一節「本公司唯一股東於二零零一年八月二十九日通過之書面決議案」一段
「中央結算系統」	指	香港結算設立及管理之中央結算及交收系統
「CCID」	指	計算機及微電子發展及研究中心，中國信息產業部轄下之非牟利組織，定期發表有關中國資訊科技及互聯網行業之研究報告

「公司法」	指	開曼群島法律第22章公司法(一九六一年法律3,經綜合及修訂)
「公司條例」	指	香港法例第32章公司條例
「本公司」或「宏通」	指	宏通集團控股有限公司(Artel Solutions Groups Holdings Limited,前稱Arcon Group Holdings Limited),於二零零零年十二月五日在開曼群島註冊成立之獲豁免投資控股公司,二零零一年七月二十六日採用現時英文名稱
「京華山一」或「保薦人」	指	京華山一融資有限公司,根據證券條例註冊之投資顧問及證券商
「京華山一國際」或「牽頭經辦人」	指	京華山一國際(香港)有限公司,根據證券條例註冊之投資顧問及證券商
「董事」或「董事會」	指	本公司董事會
「E-Career」或「賣方」	指	E-Career Investments Limited,出售股份之賣方及代表游先生持有股份之投資控股公司。該公司於二零零零年七月六日在英屬處女群島註冊成立為投資控股公司,由游先生全資擁有,註冊辦事處為英屬處女群島托爾拉島Road Town, Offshore Incorporation Centre郵政信箱957號
「Epicor」	指	Epicor Software Corporation,於美國註冊成立的有限責任公司,主要業務為開發、分銷及許可使用客戶關係管理及企業資源計劃系統等電子商務軟件。Epicor為獨立第三者,文義如有所需,整體上亦指其集團公司
「F5 Networks」	指	F5 Networks, Inc.,於美國註冊成立之有限責任公司,主要業務為製造及銷售網絡產品,包括互聯網流量及內容管理系統。F5 Networks為獨立第三者,文義如有所需,整體上亦指其集團公司
「英特爾經銷商」	指	英特爾授權經銷商,均為英特爾授權下向最終用戶銷售英特爾產品之經銷商或轉售商。英特爾經銷商主要轉售英特爾低檔網絡產品以及盒裝CPU及盒裝主機板。英特爾經銷商為獨立第三者
「大中華」	指	中國、台灣、香港及澳門
「本集團」	指	本公司及其附屬公司,或如文義指本公司成為其現有附屬公司之控股公司前期間,則為本公司現有附屬公司或當中若干公司

「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「香港結算」	指	香港中央結算有限公司
「惠普」	指	Hewlett-Packard Asia Pacific Limited（於香港註冊成立之公司）、Shanghai Hewlett-Packard Co., Limited（於中國上海市註冊成立之公司）和Hewlett-Packard Trading (Shanghai) Co., Limited（於中國上海市註冊成立之公司）之合稱。惠普主要從事製造及分銷個人電腦、周邊設備及提供資訊科技服務。惠普為獨立第三者，文義如有所需，整體上亦指其集團公司
「IDC」	指	International Data Corporation，於美國註冊成立之公司，提供資訊科技市場研究服務
「獨立第三者」	指	與本集團、本公司董事、行政總裁及主要股東或本公司／彼等之聯繫人士並無關連之獨立第三者
「英特爾」	指	英特爾半導體有限公司，於美國註冊成立之有限公司，為美國上市公司英特爾集團之全資附屬公司，主要從事製造及分銷半導體產品，如中央處理器與其他電腦及網絡產品。文義如有所需，整體上亦指其集團公司
「最後實際可行日期」	指	二零零一年十月八日，即本售股章程付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中國澳門特別行政區
「MBR」	指	MBR Limited，於香港註冊成立之有限責任公司，主要從事軟件開發及分銷。MBR為獨立第三者。於文義另有所指時，則指其集團公司全體

「Millennium」	指	Millennium Solutions Limited，於香港註冊成立之有限責任公司，主要從事軟件分銷。Millennium為獨立第三者
「游先生」	指	游本宏先生，為本集團創辦人兼主席
「南大蘇富特」	指	江蘇南大蘇富特軟件股份有限公司，於中國註冊成立之有限責任公司，其H股於聯交所創業板上市。南大蘇富特主要從事網絡保安方案開發及分銷，為獨立第三者。於文義另有所指時，則指其集團公司全體
「NetScreen」	指	NetScreen Technology, Inc.，於美國註冊成立之有限公司，主要從事製造及分銷以ASIC為架構的防火牆硬件設備。NetScreen為獨立第三者
「發行新股」	指	股份發售項下發行以供認購之320,000,000股新股份
「辰鎧國際」	指	辰鎧國際有限公司，於一九八八年十一月十七日在台灣註冊成立之有限公司，主要在台灣從事分銷資訊科技產品及電腦組件。辰鎧國際80%之股本權益由游先生及其家族成員擁有，並由其中一名游先生之姊妹管理
「新台幣」	指	台灣法定貨幣新台幣
「發售價」	指	每股0.60港元
「發售股份」	指	配售股份及公開發售股份，情況適用時亦包括根據行使超額配股權由賣方提呈發售之任何額外股份
「超額配股權」	指	根據包銷協議賣方向代表配售包銷商之牽頭經辦人授出權利，據此，賣方或須按發售價出售超額配發股份，以補足配售之超額配發
「超額配發股份」	指	根據超額配股權E-Career提呈發售最多達60,000,000股額外股份

「Peramon」	指	Peramon Technology Limited，於英國註冊成立之有限責任公司，主要從事互聯網應用軟件及無線接達方案之開發。Peramon為獨立第三者。於文義另有所指時，則指其集團公司全體
「配售」	指	以發行價有條件配售配售股份，詳情載於本售股章程「股份發售架構」一節
「配售股份」	指	根據配售初步提呈以供認購或發售之360,000,000股新股，計有80,000,000股出售股份及280,000,000股新股(可按本售股章程「股份發售架構」一節所述予以重新分配)
「配售包銷商」	指	京華山一國際、時富融資有限公司、漢宇融資(亞洲)有限公司、野村國際(香港)有限公司、英明證券有限公司、大福證券有限公司及怡發證券有限公司
「中國」	指	中華人民共和國，香港、澳門及台灣除外，惟只就本售股章程而言
「公開發售」	指	根據本售股章程及申請表所載條款及條件提呈供香港公眾人士以發售價認購而發行之40,000,000股新股份，股份須於申請認購時繳足
「公開發售股份」	指	根據公開發售在香港初步提呈供認購之40,000,000股新股(按本售股章程「股份發售架構」一節所述可予調整)
「公開發售包銷商」	指	京華山一國際、時富融資有限公司、漢宇融資(亞洲)有限公司、英明證券有限公司、大福證券有限公司及怡發證券有限公司
「人民幣」	指	中國法定貨幣人民幣
「重組」	指	現包括本集團之公司集團重組，詳情載列於本售股章程附錄五「有關本集團及其附屬公司之其他資料」一節「集團重組」一段
「出售股份」	指	配售項下提呈由E-Career出售之80,000,000股股份

「方案夥伴」	指	本集團之解決方案聯盟夥伴，即具備有關技術能力實施本集團電子啟動方案、以中國為基地之系統集成商及／或資訊科技顧問。方案夥伴均為獨立第三者
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證券條例」	指	香港法例第333章證券條例
「股份」	指	本公司股本中每股面值0.01港元之股份
「股份發售」	指	配售及公開發售
「購股權計劃」	指	本公司於二零零一年八月二十九日有條件地批准及採納之購股權計劃，其主要條款概要載於本售股章程附錄五「購股權計劃」一節
「聯交所」	指	香港聯合交易所有限公司
「營業記錄期間」	指	截至二零零零年十二月三十一日止本公司三個財政年度期間，及截至二零零一年三月三十一日止三個月
「包銷商」	指	配售包銷商及公開發售包銷商
「包銷協議」	指	本公司、E-Career、執行董事、京華山一、京華山一國際及包銷商於二零零一年十月十一日訂立之包銷及配售協議，簡短細節載於本售股章程「包銷」一節
「美國」	指	美利堅合眾國
「美元」	指	美國法定貨幣美元
「增值分銷商」	指	中港兩地轉售英特爾網絡產品之增值分銷商及系統集成商。增值分銷商主要轉售英特爾高檔網絡產品。向客戶提供此等產品時通常一併提供其他軟硬件產品及系統集成服務，作為全面解決方案。增值分銷商為獨立第三者
「增值稅」	指	增值稅
「世貿」	指	世界貿易組織之縮寫

就本售股章程而言，除非特別指明，美元兑換港元以7.80港元兑1.00美元之概約滙率計算，而新台幣兑換港元以0.25港元兑1.00新台幣之概約滙率計算。

倘本售股章程所述中國單位之中文名稱與其各自之英文譯名有任何歧義，概以中文本為準。

本詞彙表內載有本售股章程內沿用涉及本集團之若干定義及其他詞彙。因此，該等定義可能與業內標準定義不同。

「ASEP方案」	指	Artel Secure e-Service Platform Solution（宏通安全電子服務平台方案）之縮寫，乃由本集團為針對希望以有效成本採用先進電子商務系統之公司客戶而設計及整合並以軟件為主之全面電子商務方案
「應用服務供應商」	指	應用服務供應商，由一中央數據中心透過廣域網為客戶管理及分銷軟件相關服務及方案之第三者實體
「ASIC」	指	應用指定集成電路，乃為個別應用系統設計之晶片
「ATM」	指	異步傳輸模式之縮寫，一種以傳輸數據單元或指定大小之數據包為基礎之網絡科技
「商業對商業」	指	商業對商業
「商業對客戶」	指	商業對客戶
「快取記憶體」	指	一種高速儲存機械裝置，可用作主要記憶保留部份或一個獨立快速儲存器
「年複合增長率」	指	年複合增長率
「行政總裁」	指	行政總裁
「CGI」	指	共同網關介面，由萬維網伺服器傳輸信息至共同網關介面程式之系統
「CPU」	指	中央處理器之縮寫
「客戶關係管理」	指	客戶關係管理，涉及公司與其客人各方面之相互關係，無論有關營業或服務與否
「電腦電話整合」	指	電腦通話集成，指一套使電腦作為通信中心之系統，以接收來電及轉駁至適當之裝置或人士
「數碼用戶線」	指	數碼用戶線
「EBNI」	指	電子商務網絡基建之縮寫

「EBNI方案」	指	電子商務網絡基建方案之縮寫，由本公司針對為希望以有效成本裝置先進網絡基建平台及方案之互聯網數據中心、政府機構及大型公司而設計及組成以硬件為主的全面網絡方案
「電子商務」	指	透過互聯網及電腦進行之商業傳訊及交易
「電子啟動方案」	指	全面電子商務之詞彙，就本售股章程而言，乃指本集團設計及整合之兩個全面電子商務方案，包括EBNI方案及ASEP方案
「企業資源計劃」	指	企業資源計劃
「千兆赫」	指	千兆赫，為每秒十億赫／週
「HTML」	指	超文本標示語言，萬維網上使用之超文本文件格式
「集成電路」	指	集成電路
「互聯網內容供應商」	指	互聯網內容供應商
「互聯網」	指	採用傳輸控制協議／互聯網通訊協議，而互相連接但獨立管理公眾及私人電腦網絡之全球網絡
「互聯網服務供應商」	指	互聯網服務供應商
「資訊科技」	指	資訊科技
「局域網」	指	局域網，乃數據通訊網絡，於有限地域內在鄰近建築物讓終端機，微處理器及電腦作方便之互聯
「兆赫」	指	兆赫，為每秒一百萬赫／週
「NetStructure」	指	一系列對建立數據中心十分重要之英特爾網絡產品之詞彙，亦為本集團EBNI方案之主要硬件組件
「網絡產品」	指	多項裝置之泛稱，就本售股章程而言，指路由器、伺服器、網卡、集線器和交換機、儲存和電郵服務站等裝置

詞　彙

「操作系統」	指	操作系統
「個人電腦」	指	個人電腦
「電子手帳」	指	電子手帳，具備電腦處理及／或傳訊功能之小型掌上電子裝置
「奔騰」	指	英特爾於一九九三年推出之32位元微處理器，而奔騰IV乃最新系列之奔騰微處理器
「隨存記憶體」	指	隨存記憶體
「研發」	指	研究及發展之簡稱
「系統集成」	指	系統集成
「SSL」	指	保安套層之縮寫，Netscape Communications Corporation為提供網上加密通訊而設之協定
「URL」	指	劃一資源定位，互聯網上指定編址標準
「VPN」	指	虛擬私人網絡，於協定低層加密，透過其他不安全之網絡(一般指互聯網)提供一個安全之連接
「廣域網」	指	廣域網，相隔很遠的地方以串行線組成之數據通訊網絡
「萬維網」	指	萬維網，互聯網伺服器之系統，支援HTML語言格式之文件
「XML」	指	可擴充標示語言之縮寫，在萬維網上使用之先進及簡單方言

在評估投資發售股份時，有意投資者應審慎考慮本售股章程所載一切資料，尤其應考慮有關投資本公司之以下風險。

有關本集團之風險

依賴英特爾為主要產品來源

本集團能否成功，頗大程度上有賴英特爾主導市場之能力及英特爾會否持續供應產品（如盒裝CPU、盒裝主機板及網絡產品）予本集團。於二零零一年第一季度，英特爾在全球CPU市場之佔有率維持在91%左右，而另一生產商Advanced Micro Device Inc.在該市場所佔之份額並不足道。截至二零零零年十二月三十一日止三年及截至二零零一年三月三十一日止三個月，英特爾產品之銷售額佔本集團總營業額分別約99.1%、99.2%、97.4%及99.8%。倘英特爾未能維持其CPU產品在全球之市場主導地位，或倘英特爾產品之需求因任何理由而減弱，則本集團之盈利能力將會受到不利影響。

本集團與英特爾之業務關係倒退

本集團能否持續取得成就，與其能否維持與主要供應商（尤其英特爾）之關係息息相關。本集團自一九九七年起為英特爾之授權總代理。英特爾與宏恩所訂立之分銷協議每年一月一日自動續期，除非一方於續期日前向對方作出至少30日通知表示無意續期。此外，英特爾或宏恩可隨時在無需任何理由下預先向另一方發出90日之通知終止分銷協議，而英特爾亦可在某些事件發生後終止分銷協議，茲將此類事件概述如下：

終止事件	英特爾發出書面通知後終止協議限期
(1) 宏恩在正常情況下停業、無力償債、為債權人作出一般轉讓、遭受或准許委任破產管理人接管其業務或資產、或利用或遭受涉及無力償債或保障債權人權利法規之任何訴訟	即時
(2) 宏恩未能履行分銷協議項下有關商標或保密之責任	即時
(3) 宏恩未能根據分銷協議支付任何款項	10日
(4) 宏恩與任何其他實體合併、重組為任何其他實體或被任何其他實體收購 *(註)*	30日
(5) 宏恩嚴重違反分銷協議之條款	30日

註：本公司已取得英特爾之同意進行集團重組。

事實上，本集團有賴其與英特爾之分銷協議為客戶採購英特爾產品。然而，不能保證本集團能時刻與英特爾維持緊密之合作關係。倘現時之關係出現任何變動，例如分銷協議或新業務發展在合作上有所改動或終止，均可對本集團業務造成不利影響。倘因任何原因，英特爾決定委任其他授權總代理取代本集團全部或部份分銷業務，則本集團之營運及盈利能力將受到不利影響。

於最後實際可行日期，英特爾在香港共有十家授權總代理，在中國共有五家授權總代理。英特爾在中國市場之五家授權總代理分別為英邁國際中國有限公司、北京寶騰電子科技有限公司、雷射電腦有限公司、北京珠穆朗瑪電子商務網絡服務有限公司及本集團。英特爾日後是否不會增加中港授權總代理之數目，實在難以保證。倘英特爾增加中港授權總代理之數目，將會加劇各總代理間之競爭，繼而可能對本集團之盈利能力產生不利影響。

就董事所知，英特爾與各授權總代理之分銷協定以非獨家形式訂立，各英特爾授權總代理在各自之區域內可享有聯繫英特爾經銷商及增值分銷商之同樣權利。本集團獨立於其他英特爾中港總代理。

存貨風險及存貨過時

基於資訊科技分銷行業日新月異之特點，本集團必須根據其對某些產品之銷貨定單估計，以維持若干水平之存貨。由於市場對電腦組件及資訊科技產品之需求不時波動，倘若未能妥善監察或管理，本集團可能在存貨流通量方面遇到風險。

雖然本集團與英特爾訂有存貨調換安排，倘若本集團未能妥善管理其存貨，致使任何存貨過時，則須為此作出撥備，此舉可能對本集團之盈利能力造成不利影響。營業記錄期間，本集團之存貨周轉期顯著延長，本集團於一九九八年十二月三十一日、一九九九年十二月三十一日、二零零零年十二月三十一日及二零零一年三月三十一日之存貨周轉期分別約為27日、27日、49日及57日。

本集團分銷業務之持續盈利能力

營業記錄期間本集團營業額及溢利之持續增長賴於其分銷業務之增長。然而，由於科技發展及市場消費習慣瞬息萬變，因此本集團能否維持其在分銷業務之持續盈利能力存在不明朗因素。本集團分銷業務可說是入行容易且技術要求較低之行業。因此，倘市場後有來者，則分銷英特爾產品之整體邊際溢利可能減少。有意投資者務請注意，本集團不能保證在日後將可達致與營業記錄期間相若之分銷業務增長。

應收賬款及呆賬之增加

本集團之應收賬款大幅增加。截至一九九八年十二月三十一日、一九九九年十二月三十一日、二零零零年十二月三十一日及二零零一年三月三十一日，本集團之應收賬款分別約117,700,000港元、99,800,000港元、233,300,000港元及260,900,000港元，同期應收貿易賬款之周轉期分別約72日、47日、83日及72日。本集團截至二零零零年十二月三十一止年度之應收賬款顯著上升，是因為本集團從供應商所得之銷售佣金及季末回贈增加，以及本集團在電子啓動方案方面之銷售迅速擴展，給予客戶較長信用期所致。就EBNI方案給予之信用期一般最長達180日，就某些項目而言可延長至最多分期12個月付款。ASEP方案之信用期最長達90日。營業記錄期間，本集團僅就一客戶停業而對截至一九九八年十二月三十一日止年度之161,500港元壞賬撥備。然而，倘若本集團未來 面對應收賬款及呆賬大幅上升之情況，則本集團之現金流量及盈利能力將會受到不利影響。

新業務模式之不明朗因素

鑑於香港及中國市場對電子商務方案之潛在需求，因此本集團之目標為利用其客戶基礎，將業務重點由電腦組件及資訊科技產品之傳統分銷擴展至提供電子啟動方案。然而，本集團之電子啟動方案，如ASEP方案，須受時間考驗及須視乎市場之接納程度。有意投資者務請注意，本集團不能保證其電子啟動方案業務成功，亦不能保證其電子啟動方案可迎合其客戶之需求。

依賴本集團之國內代理商及進口代理

根據中國全國人民代表大會常務委員會於一九九四年五月十二日頒佈之「中華人民共和國外貿法」，企業在中國從事對外貿易必須取得政府有關部門之批准。中國對外貿易經濟合作部於一九九一年八月二十九日發出之「外貿代理體制暫行規定」，沒有取得批准進行對外貿易之企業，必須委託一家由該部門授權之實體在中國進行進口產品貿易。

鑒於當前之進出口限制，本集團與兩家獲授權之進口代理及國內代理商訂立三方協議。國內代理商將會委託進口代理辦理一切有關購自本集團之產品在國內之清關工作，所有中國進口税及有關附加費均由國內代理商承擔。倘本集團與進口代理及國內代理商在安排上出現任何問題，則本集團在中國之業務將會受到不利影響。

依賴主要管理人員

本集團之成就在若干程度上歸功於本集團之董事及高層管理人員。儘管本公司經已與所有執行董事就二零零一年九月一日起計兩年訂立服務協議，惟倘管理層任何成員因任何理由而不再任職於本集團，將會對本集團之營運造成不利影響。

依賴主要客戶

截至二零零零年十二月三十一日止三個年度各年及截至二零零一年三月三十一日止三個月，本集團五大客戶之銷售總額分別佔本集團銷售總額約69%、68%、63%及78%。最大客戶則佔上述期間各期之本集團銷售總額分別約26%、21%、45%及59%。倘上述客戶將來不再向本集團採購產品或大幅削減採購額，或會對本集團之營業額及盈利能力造成不利影響。

英特爾回贈之不明朗因素

在分銷行業，製造商向總代理給予回贈乃極為普遍之銷售及市場推廣慣例。回贈乃英特爾分銷機制之一大特色，作為對世界各地英特爾總代理之獎勵。目前，英特爾之基本回贈計劃，包括銷售佣金、季末回贈、英特爾獎勵計劃及專為某些產品而設之其他銷售獎勵。然而，要預測或推測英特爾各項回贈計劃之規律極為困難，因為此等計劃往往因英特爾之發展及市場推廣策略以及每一特定產品系列與其各自之分銷市場有所改變而不時變動(有關英特爾之回贈計劃，請參看本售股章程「本集團資料」一節「供應商、採購和回贈計劃」一段)。於營業記錄期間，英特爾給予本集團之回贈總額分別約達18,100,000港元、23,900,000港元、46,400,000港元及18,300,000港元，即佔本集團總營業額分別約3.1%、3.2%、4.7%及5.9%。由於英特爾可全權決定展開或終止上述回贈計劃，倘日後英特爾之回贈計劃有所變動，或本集團在英特爾分銷協議以外未能商定有利之回贈計劃，則本集團之盈利能力或會大受影響。

優惠稅待遇屆滿

根據由上海市人民代表大會頒佈，自一九九七年一月一日起生效之「外高橋保稅區規定」，從事非製造業務、於外高橋保稅區經營期在十年或以上之外商投資企業(「外資企業」)，例如本公司之全資附屬公司亞邦電腦國際貿易(上海)有限公司，均可享有優惠稅待遇，包括自業務獲利之首個年度起計一年獲全數豁免企業所得稅，並於繼後兩年按較低所得稅率7.5%繳納稅款。由於亞邦電腦國際貿易(上海)有限公司於營業記錄期間並無利潤，故此尚未享有上述優惠稅待遇。

根據中國上海市浦東財政局於二零零一年九月十二日發出之批覆，若亞邦電腦國際貿易(上海)有限公司在有關年度之進出口貿易額佔其貿易總額超過15%，則可享有政府補貼減免(「該項減免」)，該項減免於二零零一年至二零零五年期內相等於期內銷售增值總額之2%，二零零一年相等於其利潤之14%，二零零二年為其利潤之7%，二零零三年至二零零五年為其利潤之5%。然而，無法保證中國上海市浦東新區財政部將於日後繼續提供該項減免，亦不能保證現時之該項減免政策不會

出現任何重大變動。因此，倘本集團未能按要求達到有關之進出口貿易額水平，又或該項減免政策被廢除或改變，本集團獲得該項減免之能力可能受到影響。在享有上述之稅項優待及減免後，一般適用之企業所得稅率為15%。

行業風險

CPU價格波動

CPU分銷之售價及邊際利潤往往由於科技瞬息萬變、市場競爭激烈及全球之CPU供求波動而不時轉變。董事相信，日後CPU之售價可能持續波動，因此不能保證本集團可維持穩定之CPU分銷邊際利潤。

中國之資訊科技產品需求增長並不明朗

本集團業務及收入之增長主要依賴中國對資訊科技產品需求之增長，當中存在多項不明朗因素，如商業週期，潛在的資訊科技過度投資及中國施行貿易壁壘政策等，均可限制資訊科技產品之進口需求而對本集團之業務增長造成不利影響。

對電子商務發展之規管限制

根據國務院於一九九七年十二月二十九日發出之外商投資產業指導目錄，外資企業不得投資電信業務(包括電子商務)。鑑於最近才實施管轄電子商務營運之法律及法規，未能確知有關法律及法規之詮釋會否限制本集團現有業務及阻礙其未來計劃之推行。

中國對電子商務方案之需求並不明朗

本集團有意將分銷電腦及資訊科技產品之傳統業務重點擴展至電子啟動方案供應商。董事相信，本集團日後成功與否，在某程度上視乎中國對電子啟動方案之需求。推行電子商務對中國商業機構而言為較新概念，而在中國相對發展不足之網絡基建亦可能增加推行電子商務之困難。電子商務若要得以廣泛採用，須受時間考驗，同時有待中國之整體網絡基建逐漸完善，因而不能確定包括本集團在內之多個市場參與者在電子商務之密集式市場推廣，可於未來為本集團帶來重要之收入及盈利來源。

競爭

截至二零零零年十二月三十一日止三個年度及截至二零零一年三月三十一日止三個月，本集團之營業額分別約92.0%、88.5%、83.1%及92.7%來自銷售盒裝CPU及盒裝主機板。由於資訊科技市場競爭激烈，電腦組件及資訊科技產品之售價需時刻保持極高競爭力。隨着中國加入世貿，本集團可能面對新入行者(包括本地及國際公司)加入本集團分銷市場所造成之額外競爭。此等公司在若干方

面可能比本集團較具優勢，包括擁有較雄厚財政及技術資源、較高品牌知名度及在有關市場已建立較穩固關係。倘本集團產品未能在市場上競爭，本集團之業務可能蒙受損失。此外，中國加入世貿亦可導致外國公司加入中國市場之障礙(例如限制外國原製造商在中國進行專屬直接分銷)消除，因而可使本集團日後經營業務時面對之競爭加劇。

科技及產品周期

本集團分銷之產品及提供之服務受科技業迅速轉變之影響，尤其是與電腦組件、資訊科技產品及電子啓動方案有關之科技，因此等產品之提昇版經常以快促步伐引入市場。電腦組件、資訊科技產品及電子啓動方案之需求亦受限於產品周期，該等需求隨着整體經濟增長及業務投資而上升或下降。投資者務請注意，本集團將來之成功依賴其對科技及產品週期之迅速反應，即本集團推出之產品及服務需迎合客戶多變之需求，倘未能做到便可能大大損害本集團未來之發展。

有關中國之風險

政經及法律變動

由於本集團部份市場位於中國，因此本集團之業務營運及財政狀況頗大程度上受到中國經濟、政治及法律之發展所影響。有意投資者務請注意，有關外資企業、進出口法律、外滙法律及其他有關法規之經濟、政治及法律情況如有任何變動，或有關中國法律及法規詮釋上有所改動，均可對本集團之營運及盈利能力構成不利影響。

中國税務法律及法規之變動

中國近年推行各項税務改革政策。若干税務政策之詮釋仍有待中國政府作出指引。此外，不能保證現行税務法律及法規日後不會作出修訂或改動，亦不能保證日後會否頒佈新法及法規。目前，本公司全資附屬公司亞邦電腦國際貿易(上海)有限公司就繳納企業所得税可享有優惠税待遇。倘此項安排有任何變動，可對本集團之盈利能力構成不利影響。

中國加入世貿

作為爭取成為世貿成員國的重要一步，中國於一九九九年十一月十五日與美國訂立雙邊市場准入協議。該協議其後於二零零零年十月獲美國國會追認。根據該協議，中國已同意在五年內取消若干配額及其他數量限制，並在三年內就廣泛類別產品之分銷服務逐步取消限制。於二零零零年五

月，中國與歐洲聯盟達成協議而獲准加入世貿。預期中國將採取若干其他步驟(包括與其他世貿成員國訂立雙邊市場准入協議)以成為世貿成員國。此等雙邊市場准入協議之整體影響現時尚未明朗。中國政府就降低或取消進口壁壘採取之措施將致使中國市場來自外國競爭對手之競爭增加。由此不能保證本集團之業務表現不會因外來競爭者之競爭增加而受到不利影響。

人民幣滙率波動

自一九九七年年中亞洲經濟危機以來，好些亞洲貨幣兑美元大幅貶值。期內，由於中國經濟強勁發展並採取現行外滙政策，因此人民幣維持相對穩定。倘中國之經濟發展出現任何變化或其外滙政策潛在任何變動，則人民幣之波動性可能增加而對本集團之財政狀況構成不利影響。

統計數字

本售股章程所載有關中國資訊科技市場以及全球互聯網及電子商務市場之若干內容、統計數字及資料乃取自及／或摘自多份政府及CCID及IDC等專業研究公司之刊物，並未經本集團獨立核實。有關資料未必準確，與其他機構所編製之資料亦未必相符。

有關香港之風險

戰爭引致政經局勢不穩

自第二次世界大戰後，香港未有直接受到戰爭影響。然而，最近美國所遭受之恐怖主義襲擊或會對香港造成政治及經濟之影響，因而無法保證將來在任何地區發生之戰爭不會直接或間接影響香港之政經狀況；倘香港之政經局勢因戰爭而受到不利影響，無法保證不會對本集團之運作及盈利增長造成不利影響。

投資股份之風險

股份成交價之波動性

股份發售前，股份從未在任何公開市場發售。發售價未必可作為股份發售完成後股價之指標。此外亦不能保證股份買賣將會活躍；即使買賣活躍，亦不能保證股份發售完成後活躍情況得以持續，或股份之市價不會跌至低於發售價。

股份之成交價可因(其中包括)下列因素而大幅波動：

- 投資者對本集團之認識；
- 高層管理人員變動；
- 股份之市場深度以及流通量；及
- 普遍經濟及其他因素。

股份攤薄

本集團日後或需籌集額外資金擴展現有業務或進行收購等新發展項目。倘本公司透過發行新股或股本相關證券進一步集資但並非按比例向當時之股東供股，則本公司股東之持股百分比或會因此而下降及攤薄。此外，上述證券之權利、優先權及特權可能優於股份。

根據上市規則第10.07條，在上市日期起計首六個月內，除根據購股權計劃外，本公司不得另再發行股份或可轉換為股本證券之證券，或就發行而訂立任何協議。

支付股息

二零零一年六月宏恩(Artel Industries，前稱Arcon Industries)宣派特別股息60,000,000港元。該筆特別股息於本公司股份在聯交所上市前支付予當時唯一股東游先生。該筆特別股息乃從宏恩之累計可分配利潤中撥付，由本集團內部資源支付。目前，董事擬建議派發截至二零零一年十二月三十一日止財政年度末期股息每股股份0.02港元。預計末期股息約於二零零二年五月派發。董事將優先考慮保留盈利作未來資本增長及本集團擴展之用，因此日後宣派股息及股息金額概由董事酌情決定，視乎本集團之盈利、財政狀況、現金供需以及董事認為有關之其他因素而定。。現時不能保證將來一定會派付任何股息或若派付截至二零零一年十二月三十一日止財政年度之股息，不能保證可維持相若水平。

董事對本售股章程內容所負責任

本售股章程所載資料乃遵照公司法、一九八九年證券(在證券交易所上市)規則(經修訂)及上市規則之規定而提供，以便向公眾人士提供有關本集團資料。董事對本售股章程所載資料之準確性共同及個別承擔全責，並在進行一切合理查詢後確認，就其所深知及確信：

(a) 本售股章程所載資料在各重大方面均屬準確完整，且無誤導成份；

(b) 本售股章程並無遺漏其他事項，以致其中任何內容產生誤導；及

(c) 本售股章程內各項意見均經審慎周詳考慮後始予作出，且以公平合理之基準及假設作為依據。

全數包銷

本售股章程僅就股份發售而刊發、附有申請表及載有股份發售之條款及條件。

股份發售由京華山一保薦及及京華山一國際經辦。公開發售由公開發售包銷商全數包銷。配售由配售包銷商全數包銷。有關包銷商及包銷安排之進一步資料載於本售股章程「包銷」一節。

銷售發售股份之限制

本公司並未辦理任何手續，以獲准在香港以外的任何司法權區提呈發售股份或派發本售股章程。因此，在不得提呈發售要約或作出邀請之任何司法權區或在向任何人士提呈發售要約或作出邀請即屬違法之情況下，本售股章程不可用作或構成該類提呈發售之要約或邀請。

發售股份只會根據本售股章程及申請表格所載資料及聲明提呈。本公司並沒有授權任何人士提供本售股章程所載者以外之資料或聲明，而本售股章程所載者以外之資料或聲明亦不得視作已獲本公司、京華山一、包銷商、彼等各自之董事或參與股份發售之其他人士授權而加以依賴。

新加坡

發售股份並未亦不會發售或出售，而本售股章程及任何有關發售股份之文件或其他資料亦不會向新加坡公眾直接或間接派發，惟(i)機構投資者或新加坡法例第50章之公司法106C部分所指明之人

士(「新加坡公司法」)或(ii)資深投資者及遵照新加坡公司106D部分所指明之條件或(iii)根據及遵照新加坡公司法任何其他規定之條件除外。

日本

發售股份並未亦不會根據日本證券及交易法登記(證券及交易法)。因此，發售股份及超額配股股份可能不會直接或間接在日本或向日本居民或以日本居民之利益提呈發售或出售，惟獲得豁免日本證券及交易法之註冊規定，以及符合日本法例任何其他的規定，則作別論。如上一段所述，「日本居民」指任何居於日本之人士，包括在日本法例下組成之公司或其他實體。

台灣

發售股份並未亦不會根據台灣證券交易法於台灣證券及期貨事務委員會登記。因此，發售股份不可在台灣提呈以供認購。

凡購買發售股份之人士均須，或因其購買發售新股而被視為，確認已知悉本售股章程所述提呈發售股份之限制。

申請於聯交所上市

本公司已向聯交所上市委員會申請批准本售股章程所述已發行及將予發行之股份，任何行使超額配股權及根據購股權計劃將予授出之購股權而將發售之任何超額配發股份，及根據本售股章程附錄五「有關本公司及其附屬公司之其他資料」一節「本公司唯一股東之書面決議案」一段所述之配發及發行股份一般授權可能發行之股份上市及買賣。本公司之股份或借貸股本概無於任何其他證券交易所上市或買賣。本公司目前並無尋求或建議尋求將於聯交所創業板任何其他證券交易所之股份上市或買賣。

建議諮詢專業稅務意見

倘　閣下對認購發售股份、購買、持有或買賣股份或行使當中權利而引致之稅務影響有任何疑問，應詢　閣下之專業顧問意見。

本公司、保薦人、包銷商、彼等各自之董事代理或顧問及參與股份發售之任何其他人士，概不會就認購、購買、持有或出售或買賣股份或行使當中權利而引致之稅務影響或負債向任何人士承擔責任。

印花稅

買賣於本公司之股東名冊香港分冊登記之股份須繳納香港印花稅。現行印花稅率以出售或轉讓股份之代價或公平值兩者之較高者計每1,000港元徵稅2.0港元(不足1,000港元按比例徵收)。

穩定股價措施

為進行配售,京華山一國際(代表本身及配售包銷商)可超額配發最多達60,000,000股額外股份,即發售股份之15%。該等超額配發可以在本售股章程刊發日期30日內任何時間由配售包銷商以全面或部份行使超額配股權或在二手公開市場購入股份或根據借股安排或綜合使用以上方法補足(有關借股安排之詳情可參看本售股章程「股份發售架構」一節「借股安排」一段)。此外,京華山一國際可能會(代表本身及包銷商)進行穩定或維持股價可達致市價水平的交易,但不會高於發售價。任何該等超額配發購買或穩定市場之交易須遵照所有適用法律及法規進行。

穩定市場措施是包銷商在某些市場促銷證券而採取的一種安排。包銷商可於指定期間在二手市場競價購買新發行的證券,以減慢並在可行情況下阻止該等證券的原定公開發售價下跌,以達到穩定價格目的。該等交易可在所有獲准進行上述交易的司法權區,按所有適用法律及監管規定進行。

於香港,在聯交所進行的該等穩定股份價格措施,只限於包銷商僅為補足有關發售的超額配發而在二手公開市場購入股份的情況。該等交易一旦進行,可隨時予以終止。倘穩定股份市價的交易與促銷股份有關,則只有在京華山一國際全權決定下方會進行。補足超額配發之穩定市場價格將不會高於發售價。證券條例的有關規定禁止在若干情況下以固定或穩定證券價格的方式操縱市場。

股份將合資格被納入中央結算系統

倘股份獲准於聯交所上市及買賣,並符合香港結算收納證券之規定,則股份將獲香港結算接納為合資格證券,自股份開始於聯交所買賣之日或香港結算所選擇之任何其他日期起,可在中央結算系統寄存、結算及交收。所有使股份得以被納入中央結算系統之必要安排均已完成。

聯交所參與者間之交易須於任何交易日後第二個營業日在中央結算系統進行交收。所有中央結算系統之活動均須根據當時有效之中央結算系統一般規則及運作程序規則進行。

香港股東分冊

所有發售股份均會在本公司在香港存置之股東分冊登記，以便該等股份可於聯交所買賣。

公開發售股份申請手續

公開發售股份申請手續載列於本售股章程中「如何申請認購公開發售股份」一節以及申請表中。

股份發售之結構

股份發售之架構(包括條件及終止理由)之詳情載列於本售股章程中「股份發售架構」一節中。

董事

姓名	地址	國籍
執行董事		
游本宏先生	香港 九龍 麗港街33號 麗港城 第四座 十樓 H室	台灣
陳麗絮女士	香港 九龍灣 牛頭角道77號 淘大花園 L座 5 樓 05室	台灣
陳志明先生	台灣 台北縣 汐止市 長安路 204號11樓	台灣
余志明先生	香港 鰂魚涌 康怡花園 M座 413室	英國
獨立非執行董事		
劉助先生	香港 寶馬山道 寶馬山花園 12座 10樓 D室	美國

胡競英女士	香港 九龍 喇沙利道16號 碧華花園 9座 12B室	美國

審核委員會成員	劉助先生 胡競英女士

參與股份發售之各方

全球協調人及保薦人	京華山一企業融資有限公司 香港 中環 夏慤道12號 美國銀行中心 1901-3室
牽頭經辦人	京華山一國際(香港)有限公司 香港 金鐘道88號 太古廣場二期 30樓
公開發售包銷商	京華山一國際(香港)有限公司 香港 金鐘道88號 太古廣場二期 30樓 時富融資有限公司 香港 皇后大道中99號 中環中心 21樓 漢宇融資(亞洲)有限公司 香港 皇后大道中99號 中環中心 65樓6501-06室

	英明證券有限公司 香港 皇后大道中15號 置地廣場 公爵大廈 32樓 3203-3204室
	大福證券有限公司 香港 皇后大道中16-18號 新世界大廈 25樓
	怡發證券有限公司 香港 中環干諾道中64-66號 香港中華廠商聯合會大廈 11樓
配售包銷商	京華山一國際(香港)有限公司 香港 金鐘道88號 太古廣場二期 30樓
	時富融資有限公司 香港 皇后大道中99號 中環中心 21樓
	漢宇融資(亞洲)有限公司 香港 皇后大道中99號 中環中心 65樓6501-06室
	野村國際(香港)有限公司 香港 中環花園道3號 20至21樓

英明證券有限公司
香港
皇后大道中15號
置地廣場
公爵大廈
32樓
3203-3204室

大福證券有限公司
香港
皇后大道中16-18號
新世界大廈
25樓

怡發證券有限公司
香港
中環干諾道中64-66號
香港中華廠商聯合會大廈
11樓

本公司法律顧問

涉及香港法律：
范紀羅江律師事務所
香港
畢打街11號
置地廣場
告士打大廈
43樓

涉及開曼群島法律：
Conyers Dill & Pearman, Cayman
Zephyr House
Mary Street
George Cayman
Cayman Islands
British West Indies

涉及中華人民共和國法律：
方達律師事務所
中國
上海
浦東新區
銀城東路101號
森茂國際大廈19樓

審計師及申報會計師	德勤 • 關黃陳方會計師行 *執業會計師* 香港 干諾道中111號 永安中心 26樓
包銷商法律顧問	蕭智林溫嘉旋梁達堅律師行 香港 德輔道中77號 恒生大廈 15樓
資產評估人	卓德測計師行有限公司 *國際物業顧問* 香港 中環 添美道1號 中信大廈 16樓
收款銀行	渣打銀行 香港 九龍 觀塘道388號 渣打中心 15樓

公司資料

註冊辦事處	P. O. Box 2681 GT Zephyr House Mary Street George Town Grand Cayman British West Indies
總公司及主要營業地點	香港 九龍灣 展貿徑1號 香港國際貿易展覽中心 1299室
公司秘書	鍾偉文先生，*FCCA, AHKSA*
授權代表	陳麗絮女士 余志明先生
主要銀行	恒生銀行 香港 德輔道中83號 渣打銀行 香港觀塘 觀塘道388號 渣打中心 13樓 中信嘉華銀行 香港皇后大道中183號 中遠大廈40樓 台北國際銀行 香港皇后大道中183號 38樓 台灣中小企業銀行 香港中環 交易廣場一期 16樓 1605-8室

主要股份過戶登記處	Bank of Butterfield International (Cayman) Limited P.O. Box 705 Butterfield House, Fort Street George Town, Grand Cayman Cayman Islands, British West Indies
股份過戶登記處香港分處	標準證券登記有限公司 香港 干諾道中111號 永安中心5樓

中國之資訊科技市場

根據IDC資料，中國之資訊科技產品、軟件及諮詢服務市場之銷售額由一九九七年約78億美元增至一九九九年約109億美元，即一九九七年至一九九九年期內年複合增長率約為17.9%。大幅高出約10.7%之全球同期年複合增長率。於一九九九年，中國之資訊科技營業總額僅佔全球約1.2%。董事相信中國資訊科技市場仍處於初步發展階段，預料將會迅速擴展。下表顯示一九九七年至二零零三年期間中國資訊科技之銷售額：

	一九九七年	一九九八年	一九九九年	二零零零年	二零零一年 (附註)	二零零二年 (附註)	二零零三年 (附註)	九七至九九年年複合增長率	零零至零三年年複合增長率
多用戶系統	879	1,052	1,334	1,907	2,727	3,314	3,988	23.2%	27.9%
單用戶系統	5,205	5,839	6,865	9,607	11,947	14,352	16,861	14.8%	20.6%
網絡設備	924	1,190	1,435	1,984	2,578	3,189	3,641	24.6%	22.4%
軟件	535	754	700	944	1,341	1,895	2,636	14.4%	40.8%
服務	308	402	580	835	1,214	1,740	2,500	37.2%	44.1%
合計	7,851	9,237	10,914	15,277	19,807	24,490	29,626	17.9%	24.7%

資料來源： 一九九七年數字乃摘錄自Asia Pacific IT Spending Patterns（一九九九年十二月），而一九九八年至二零零三年數字則摘錄自Asia Pacific Black Book（二零零零年十二月）。

附註： 二零零一年至二零零三年數字乃IDC所作預期估計。

預期中國之資訊科技銷售額將由一九九七年約79億美元達至二零零三年約296億美元，即一九九七年至二零零三年期內年複合增長率約為24.6%，相較同期亞太區之年複合增長率約為11.0%。

中國微型電腦市場

於一九九六年至二零零零年五年期間，中國之微型電腦市場大幅增長。微型電腦在中國之銷售總數由一九九六年之約2,100,000台增至二零零零年約6,800,000台，一九九六年至二零零零年期內之年複合增長率約為34.1%。同期，在中國銷售微型電腦之銷售額亦由約人民幣248億元增至約人民幣649億元，一九九六年至二零零零年期內之年複合增長率約為27.2%。

年份	銷量 (千台)	增長率 (%)	營業額 (人民幣百萬元)	增長率 (%)
一九九六年	2,100	82.6	24,800	47.0
一九九七年	3,500	66.7	41,500	67.3
一九九八年	4,080	16.6	47,500	14.5
一九九九年	4,914	20.4	50,550	6.4
二零零零年	6,782	38.0	64,910	28.4

資料來源： CCID，二零零一年

微型電腦之需求由於中國上網及發展網絡與資訊系統大行其道而帶動增長。其亦與桌上個人電腦、手提電腦及伺服器之市場表現息息相關。下表顯示一九九八年至二零零零年中國微型電腦市場在各有關環節之情況：

年份		一九九八年			一九九九年			二零零零年	
	銷量	之增長率	%	銷量	之增長率	%	銷量	之增長率	%
	(千計)	(%)		(千計)	(%)		(千計)	(%)	
桌上個人電腦	3,735	16.0	91.5	4,487	20.1	91.3	6,200	38.2	91.4
手提電腦	237	31.7	5.8	298	25.7	6.1	419	40.6	6.2
伺服器	108	8.0	2.7	129	19.4	2.6	163	26.3	2.4
總計	4,080	16.6	100	4,914	20.4	100	6,782	38.0	100

資料來源： CCID，二零零一年

如上表顯示，桌上個人電腦佔微型電腦銷售之大部份。根據CCID於二零零一年之一項調查報告，在中國之桌上個人電腦銷售量，由一九九六年之約1,900,000台增至二零零零年之約6,200,000台，年複合增長率約為34.0%。預期未來數年中國之桌上個人電腦市場將會迅速增長，年增長率將介乎約21.9%至約36.5%。CCID預期，於二零零三年及二零零五年，桌上個人電腦之銷售量將分別約達14,200,000台及18,000,000台。

互聯網市場普及並迅速發展，帶動桌上個人電腦之需求上升。CCID估計，至二零零零年底，互聯網用戶數目約達23,600,000，而預期數字於未來數年將以超過30%之年增長率上升。

此外，文化水平提高亦帶動桌上個人電腦在中國之需求。根據CCID二零零一年之研究報告，學生為桌上個人電腦之主要客戶。由於鼓勵升學，預期學生人數將會增加，並在中國發展個人電腦市場方面繼續擔當重要角色。

中國網絡設備市場

CCID估計，在二零零零年，中國網絡設備之銷售額約人民幣100億元，一九九九年之銷售額為人民幣77.8億元，年增長率約為28.5%。CCID亦預期，銷售額將以每年約25.0%之幅度迅速增長，在二零零一年將約達人民幣125億元。二零零一年至二零零三年期內，增長應會維持強勁，年複合增長率將達25.0%。

如下圖所示，交換機及路由器佔二零零零年中國網絡設備市場總銷售額約82%。

二零零零年網絡設備市場之構成


集線器
6.0%
數據機
7.0%
網卡
5.0%
路由器
40.0%
交換機
42.0%

資料來源：CCID，二零零零年

中國網絡設備之需求因互聯網應用熱潮、數據網絡骨幹之擴展、寬頻網絡發展以及商界企業採用及自訂之資訊科技應用系統而受刺激。董事相信，該等迅速發展往往使外國網絡設備製造商受惠，因其產品穩定可靠，較國內製造商佔盡競爭優勢。

系統集成及資訊科技諮詢服務市場

系統集成及資訊科技諮詢服務包括提供應用解決方案(可包括硬件、軟件及服務)以結合現有或計劃中資訊科技架構內多平台之複雜系統。執行系統集成項目包括檢討業務模式、技術諮詢、軟件及應用發展、硬件安裝及測試以及相關之售後服務。董事相信，由於勞動市場缺乏資訊科技專材滿足其資訊科技之人力需求因此中國公司往往將其技術諮詢及系統組建服務外判予系統集成公司。此等外判業務導致系統集成服務在中國之需求增長。根據IDC資料，一九九八年之系統集成服務收益總額達約1.091億美元，增幅為一九九七年約30.5%。預期至二零零三年底，中國之系統集成服務收益將達約10.95億美元，二零零零至二零零三年之年複合增長率約為69.7%。

中國資訊科技市場之監管環境

目前，中國監管電子商務之主要法例及法規為《中華人民共和國電信條例》及《互聯網信息服務管理辦法》。此等法例均於二零零零年九月二十五日由中國國務院公佈及推行。根據該兩套法例，電子商務視為增值電訊業務，其營辦商須持有中國有關政府機構授出之經營增值電訊業務許可證。目前，上述條文並不適用於外資企業，包括中外合營企業、中外合作經營企業及全外資公司，理由為外資企業一般禁止投資中國之電訊業務。任何有意投資於電訊業務(包括電子商務之外資企業，須受國務院公佈之特別措施所規限並獲中國國務院特別批准。據董事所知，於中國加入世貿前，中國信息產業部並無亦不會接納外資企業申請經營增值電訊業務之許可。

由於本集團之業務並不關乎投資及從事中國之電訊及電子商貿領域，就董事所知，並無任何適用於本集團業務之法律及法規。

分銷

根據中國國家經濟貿易委員會及對外貿易及經濟合作部於一九九九年六月二十五日頒佈及推行之命令，全外資商務企業(包括但不限於批發、分銷及零售企業)不得參與中國之分銷業務。因此，本集團委託國內代理商在中國處理英特爾經銷商、增值分銷商、公司客戶及其他最終用戶之分銷和物流安排(有關本集團國內代理商及代理商協議條款之資料，可參看本售股章程「本集團資料」一節「銷售與營銷」一段)。

在中國，監管軟件產品生產及分銷之主要中國條例為中國信息產業部頒佈並於二零零零年十月二十七日生效之《軟件產品登記管理辦法》。根據該等條例，除其他中國法規另有規定外，在未經有關中國政府機構正式登記及存案前，軟件產品不得進行分銷。

系統集成

根據中國信息產業部頒佈及自二零零一年一月一日起生效之計算機信息系統集成資質管理辦法(試行)，除非獲中國信息產業部所授權之有關政府部門證實有關企業之資格，否則任何機構均不可於中國提供電腦系統集成服務。

互聯網市場概覽

互聯網乃公共及個人電腦網絡之全球綜合網絡，有助商業組織、教育機構、政府機關及個人溝通，取用及分享資訊，提供娛樂及進行商業活動。據IDC估計，於一九九九年底，全球約有2.36億互聯網用戶，該數字在二零零三年底將會增至約6.02億。


比較數字估計
一九九九年及二零零三年按地區劃分之全球互聯網用戶數字
百萬
250
200
150
100
50
0
220.4
215.1
132.6
112.2
81.4
37.1
4.7
14.8
19.3
北美洲
歐洲
亞洲
拉丁美洲
其他地方
一九九九年（世界總數為236.0）
二零零三年（世界總數為602.4）

資料來源：IDC，二零零零年

附註： 二零零三年之數字乃為IDC之預測

亞洲互聯網市場

根據IDC資料，亞洲（日本除外）互聯網用戶數字估計由一九九九年之約37,000,000增至二零零三年之約1.33億。預期亞洲（日本除外）互聯網用戶數字將錄得最高增長率，預測一九九九年至二零零三年期內年複合增長率約為38%。

根據Internet Asia於二零零零年進行之另一項研究，亞洲(日本除外)互聯網用戶估計由一九九九年之約20,000,000增加至二零零三年約64,000,000。

(百萬)	一九九八年	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	一九九八年至二零零三年 年複合增長率(%)
澳洲	3.8	4.9	5.8	6.7	7.4	8.4	22
中國	2.4	3.8	5.5	8.0	11.4	16.1	51
香港	0.7	1.0	1.3	1.7	2.4	3.0	35
印度	0.5	0.8	1.2	2.4	4.5	8.8	76
新加坡	0.6	0.7	0.8	1.0	1.2	1.5	25
南韓	3.3	4.3	5.6	7.3	9.4	11.8	49
台灣	1.0	1.3	1.7	2.3	3.0	4.4	37
印尼	0.3	0.4	0.4	0.8	1.1	1.5	34
馬來西亞	0.4	0.7	0.7	1.0	1.3	1.9	32
紐西蘭	0.6	1.0	1.1	1.3	1.5	1.7	22
菲律賓	0.3	0.4	0.5	0.7	0.8	1.1	33
泰國	0.3	0.5	0.6	0.8	1.2	1.5	33
越南	0.0	0.1	0.1	0.32	0.3	0.4	51
總計	**14.5**	**19.6**	**26.3**	**35.3**	**46.7**	**63.6**	**40**

資料來源：Internet Asia，二零零零年

附註： 一九九九年至二零零三年之數字乃為Internet Asia之預測

亞洲(日本除外)互聯網市場迅速發展，乃由於個人電腦使用量增加、萬維網發展、推出使用簡易之網上導航工具及設備，以及互聯網上提供之資訊、娛樂及商業應用軟件數目增加所致。隨着互聯網架構之成本下降、安全性改善及增值服務增加，亞洲(日本除外)使用互聯網進行網上商業活動將會更為普及。IDC預測，亞洲(日本除外)互聯網商務市場將會急劇增長，由一九九九年之約18.72億美元增至二零零三年之約325.92億美元，年複合增長率為104%。預期將會有更多公司採用互聯網作為通訊工具及交易平台。

亞洲電子商務之發展

互聯網有助商務企業在全球進行貿易。萬維網使國際聯繫更廉宜，對經營具有成本效益之公司至為重要。互聯網使企業可更有效管理其業務，減少生產及加工成本。此等因素推動各界人士在互聯網上進行電子商務。

下圖顯示電子商務收益在亞太區之預期增長。


亞太區互聯網商貿收益
互聯網商貿收益
（百萬美元）
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
1997
1998
1999
2000
2001
2002
2003

資料來源：IDC，一九九九年

附註： 二零零零年至二零零三年之數字乃為IDC之預測

IDC在一九九九年預測，亞太區電子商務收益將由一九九九年約19億美元增至二零零三年約326億美元，期內年複合增長率約104.2%。同時，預期亞太區之電子商務所佔市場將急劇變動，由二零零零年僅得5%變為二零零五年約12%；而美國之比率則將由約41%下降至約36%。儘管美國互聯網市場之表現黯淡，惟IDC仍預期亞洲電子商務市場將會蓬勃發展，而在互聯網相關支出方面之投資將會持續不息。

序言

本集團是中港兩地分銷以盒裝CPU為主的電腦組件的市場領導者之一，同時在兩地分銷網絡產品、伺服器等資訊科技產品以及提供綜合電子啟動方案。本集團是英特爾授權的主要中港總代理之一，在中港分銷英特爾的盒裝CPU、盒裝主機板、網絡產品等產品。隨著本集團的分銷業務變得穩固和穩定，本集團逐漸將業務重點擴展至提供電子啟動方案和技術協助服務。董事相信，互聯網應用的倡導為中港兩地的電子商務帶來極大的發展機會，而電子商務能否成功發展，有賴可靠的網絡基建及應用軟件；有了可靠的網絡基建及應用軟件，個人及公司便能有效地進行在線通訊及商業交易。為把握此與日俱增的商機，本集團聯合數家硬件開發商，旨在提供可靠的網絡基建支援，對象是中港兩地的互聯網數據中心，政府機關及商業機構。借助知名供應商在應用軟件上的實力，本集團可為中港兩地的公司及機構提供先進及具成本效益的電子啟動方案，使他們能在互聯網上經營業務。

本集團的兩大主要業務是：(i) 分銷電腦組件及資訊科技產品，包括盒裝CPU、盒裝主機板、網絡產品及其他電腦周邊設備以及(ii) 提供電子啟動方案及技術協助服務。以下是營業記錄期間本集團各項業務的營業額及毛利的明細表：

	截至十二月三十一日止年度						截至二零零一年三月三十一日止三個月	
	一九九八年		一九九九年		二零零零年			
	千港元	%	*千港元*	%	*千港元*	%	*千港元*	%
營業額								
分銷電腦組件及資訊科技產品	558,236	96.2	713,789	95.1	882,590	90.2	291,613	94.7
提供電子啟動方案	21,861	3.8	36,643	4.9	96,077	9.8	16,217	5.3
合計	580,097	100	750,432	100	978,667	100	307,830	100
毛利								
分銷電腦組件及資訊科技產品	15,978	100	26,836	80.2	90,961	80.2	28,492	81.8
提供電子啟動方案	(480)	—	6,642	19.8	22,502	19.8	6,324	18.2
合計	15,498	100	33,478	100	113,463	100	34,816	100

目前，本集團共有9個國內獨家代理商，聯繫中國17個大城市超過5,000多個非獨家英特爾經銷商、700個增值代理商及公司客戶，本集團在香港直接聯繫700多個非獨家英特爾經銷商。隨著分銷網絡及客戶基礎的鞏固，本集團準備抓緊日益增長的電子商務市場所帶來的商機。正如「行業概覽」一節所述，預計日後中港市場對互聯網的應用、網絡基建設備及電子啟動方案的需求將會激增。本集團的經營目標是成為中港兩地電腦組件、資訊科技及網絡產品的主導增值代理商之一以及電子啟動方案的主要供應商。憑著本集團的主要實力，董事相信本集團能保持分銷業務的競爭優勢，並能競逐於中港電子啟動方案市場。

歷史及發展

本集團的歷史始自一九九五年，其時游先生在香港成立了A-Gate International Limited(現名為Ariel International Technology Company Limited，本集團全資附屬公司)，從事個人電腦組件及產品的貿易。游先生一九九五年在香港創業前曾在台灣從事個人電腦組件的分銷業務達七年。當時，游先生預料，中國經濟發展迅速，人口龐大，將可造就亞太區內分銷電腦組件及資訊科技產品的最佳商機。為把握此冒升的機會，他以香港為本集團據點將業務擴展至中國市場。

宏恩(Artel Industries Limited，前稱Arcon Industries Limited)在一九九七年開業，現已成為本集團分銷業務的主要旗艦。宏恩起初分銷個人電腦組件，並早於一九九七年打入中國市場。憑著本集團在香港創下的佳績和游先生豐富的分銷業務經驗，宏恩在一九九七年八月獲委任為英特爾中國授權總代理之一。一九九九年，英特爾再度委任宏恩為盒裝CPU、盒裝主機板和網絡產品等英特爾產品的中港授權總代理之一(有關本集團與英特爾的業務關係以及雙方的代理協議條款，參見本節「與英特爾的關係」一段)。

本公司於二零零零年十二月在開曼群島註冊成立為獲豁免有限公司，當時本公司之名稱為Arcon Group Holdings Limited。二零零一年七月，本公司易名為Artel Solutions Group Holdings Limited，藉此將業務目標集中於電子啟動方案的發展。

目前，英特爾在中國共有五家授權總代理，其中只有包括本集團在內的兩家總代理分銷英特爾的主要系列產品，包括盒裝CPU、盒裝主機板及網絡產品。一九九九年，本集團再度成為英特爾在香港的十家授權總代理之一。

董事相信，英特爾將本集團看作其在中港兩地的重要授權總代理之一。由於本集團分銷英特爾產品取得了成功，因此宏恩奪得英特爾一九九九年亞太區網卡及盒裝主機板的「最佳代理商」獎，另外獲得英特爾二零零零年當年和二零零一年第一及第二季度亞太區盒裝CPU的「最大代理商之一」獎。

本集團與英特爾的合作對前者的業務具有重大價值。英特爾是當今全球最大的半導體生產商，同時是網絡基建設備的主要供應商之一。由於本集團已進駐中國市場並設有穩固的分銷網絡，本集團已進一步將其業務由傳統分銷業務擴展至提供電子啟動方案服務。本集團的電子啟動方案服務專門將網絡軟硬件應用綜合為一個全面解決方案，配合客戶的需要。

本集團透過英特爾所設立的方案中心和英特爾所組織的聯合推廣計劃獲得技術和市場營銷的支持。藉着英特爾在技術和市場營銷上的支持，本集團可為客戶提供先進並具成本效益的EBNI方案。本集團在開拓EBNI方案市場上所付出的努力亦得到英特爾的認同。二零零零年，宏恩奪得英特爾亞太區互聯網數據中心項目的「最佳支援團隊」獎。

董事預期市場未來數年對互聯網和網絡基建設備以及電子啟動方案的需求將會激增，因此，在二零零一年二月註冊成立了宏碩科技有限公司，從而主力提供電子啟動方案予公司客戶。為鞏固本集團在提供度身訂做電子啓動方案的市場地位及加強其技術能力，本集團聯同數家主要軟硬件開發商在中港市場建立業務合作伙伴關係。新增產品系列可透過本集團穩固的分銷渠道以散裝形式分銷予最終用戶或整合成套件方案作為公司及機構的電子啓動方案。

二零零一年二月，本集團與NetScreen訂立非獨家分銷協議，在中港兩地分銷其網絡保安產品。NetScreen是提供以ASIC為本的互聯網保安器材和系統的主要供應商之一，這些器材和系統為電子商務服務供應商和公司提供高效防火牆、VPN及流量定型功能。本集團增添NetScreen產品可為客戶建立保安更全面的平台，加強系統的效能和調控能力。同期內，本集團與MBR訂立有關在中國分銷其報關軟件的獨家分銷協議。

二零零一年三月，Millennium同意給予本集團獨家在中國分銷Epicor應用軟件的權利。同年，本集團與F5 Networks訂立非獨家分銷協議，在中港兩地分銷F5 Networks產品。F5 Networks以美國為基地，業務為開發和銷售互聯網流量管理產品，使公司用戶能可靠地接達提供重要功能的互聯網應用軟件。

二零零一年六月，本集團與惠普訂立非獨家分銷協議，在中國分銷惠普伺服器和儲存產品。惠普是全球最大的電腦和網絡設備供應商之一。

本集團總部設在香港，直接與700多個以香港為基地的英特爾經銷商聯繫。本集團的中國業務透過9個國內代理商聯繫北京、上海、廣州、成都、瀋陽、武漢、南京、重慶、濟南、鄭州、福州、西安、昆明、哈爾濱、蘭州、烏魯木齊、杭州等17個中國大城市共5,000多家英特爾經銷商和700個增值代理商及企業客戶。中港兩地的英特爾經銷商與本集團或其他英特爾授權總代理並非獨家代理關係。雖然區內各英特爾授權總代理均可聯繫英特爾經銷商，但授權總代理各自必須與英特

爾經銷商就物流與分銷流程、營銷與推廣、培訓、售後支援等多個方面制定本身相應的策略和業務計劃。

集團架構

二零零一年八月二十九日，本集團完成重組，以籌備股份在聯交所上市，本公司遂成為本集團的控股公司。本集團重組詳見本售股章程附錄五「集團重組」一段。下圖為完成股份發售後（假設沒有行使超額配股權）本集團的結構和業務範圍：



游先生
100%
E-Career
（在英屬處女群島註冊成立）
投資控股
公眾
75%
25%
Artel Solutions Group Holdings Limited
宏通集團控股有限公司
（在開曼群島註冊成立）
投資控股
100%
Artel International Holdings Limited
（在英屬處女群島註冊成立）
投資控股
100%
Artel Computer Solutions Limited
（在英屬處女群島註冊成立）
投資控股
Artel e-Solutions Limited
（在英屬處女群島註冊成立）
投資控股
Ariel International Technology Company Limited
泓磊國際科技有限公司
（在香港註冊成立）
買賣網絡設備
Best Hero Limited
星霸有限公司
（在香港註冊成立）
買賣電腦組件
ASEP Solutions Limited
宏碩科技有限公司
（在香港註冊成立）
提供電子啟動方案和技術服務
Artel Industries Limited
宏思國際有限公司
（在香港註冊成立）
買賣電腦組件和網絡設備以及提供電子啟動方案
台灣分公司
Advance Great Limited
倡力有限公司
（在香港註冊成立）
買賣電腦組件
Davidson Overseas Assets Limited
（在英屬處女群島註冊成立）
暫無營業
亞邦電腦國際貿易（上海）有限公司
（在中國註冊成立）
買賣電腦組件和網絡產品，提供相關技術支援和售後服務

分銷CPU、主機板和網絡產品

本集團是分銷英特爾產品(包括盒裝CPU、盒裝主機板和網絡產品)的主要中港總代理。本集團銷售的CPU包括奔騰系列產品。由本集團銷售的網絡產品包括路由器、伺服器、網卡、集線器、交換機、儲存及電郵服務器以及其他專為發展網絡環境的尖端網絡產品。

本集團分銷業務按產品分類的收入

截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月各主要類別產品的銷售額及分佔本集團分銷業務銷售額的百分比如下：

	截至十二月三十一日止年度						截至二零零一年三月三十一日止	
	一九九八年		一九九九年		二零零零年		三個月	
	千港元	%	*千港元*	%	*千港元*	%	*千港元*	%
CPU	522,389	93.6	620,742	87.0	789,816	89.5	272,866	93.6
主機板	11,101	2.0	43,609	6.1	23,696	2.7	12,385	4.2
網絡產品	19,662	3.5	43,666	6.1	47,200	5.3	5,719	2.0
其他電腦周邊設備	5,084	0.9	5,772	0.8	21,878	2.5	643	0.2
分銷業務總收入	558,236	100	713,789	100	882,590	100	291,613	100

本集團在營業記錄期間分銷的所有CPU，均為英特爾產品，本集團在營業記錄期間分銷的網絡產品及主機板大部份為英特爾產品，而其他電腦周邊設備為其他獨立供應商的產品，這主要包括晶片套件、硬磁碟機和隨機存取記憶體等。有關營業記錄期間本集團按地區分類的營業額及利潤的進一步資料，請參看本售股章程附錄一附註3。

根據與英特爾訂立的代理協議，本集團在若干情況下可與英特爾作出存貨調換安排。存貨調換安排是英特爾與授權總代理的一項安排，藉此防止滯銷存貨潛在的損失。此項安排適用於所有英特爾授權總代理，授權總代理每年可提出兩次要求，將直接從英特爾購進但滯銷的產品退回。作為存貨調換的條件，退回的產品應是：(i)列於英特爾當時的總代理名單中；(ii)原封未動；及(iii)連同價款等於或高於產品價值的訂貨單一張。本集團向英特爾新購貨品時，退回的存貨按成本值計價相抵。可退回的存貨最多限於授權總代理由本集團提出申請當日起計過去六個月購貨淨額的2%至10%不等，此百分比因產品而異。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，本集團按其與英特爾之間的存貨調換安排所退回的貨品和退回英特爾的次品分別

約為9,500,000港元、3,500,000港元、9,500,000港元和2,700,000港元，分別佔本集團總營業額約1.6%、0.5%、1.0%和0.9%。此外，本集團在營業記錄期間並無就存貨撥備。

CPU和主機板

CPU — CPU是電腦的大腦，電腦組件中最重要的部份，有時簡稱「處理器」或「中央處理器」，大部份電腦運算工作均在CPU進行。以運算能力計，CPU是電腦系統中最重要的元素，負責進行計算及邏輯推算以及執行和萃取電腦記憶體的指示。個人電腦和小型工作站的CPU置於一塊稱為「微型處理器」的晶片中，而大型設備的CPU則需要一塊或以上的印刷電路板。CPU是英特爾及本集團最重要的一類產品。營業記錄期間銷售的CPU均為英特爾產品。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，本集團的CPU銷售額分別約為522,400,000港元、620,700,000港元、789,800,000港元和272,900,000港元，分別佔本集團當時總營業額約90.1%、82.7%、80.7%和88.6%。

主機板 — 主機板是個人電腦的首要組件。作為個人電腦的主電路板，主機板包含CPU、基本輸入／輸出系統（「BIOS」）、記憶體、大量儲存界面、串聯及並聯埠、擴展槽和控制標準周邊裝置所需的所有控制器，如顯示屏、鍵盤和磁碟機。本集團分銷的主機板產品大部份為英特爾產品，於整個營業記錄期間，本集團來自「非英特爾」主機板的銷售額僅約100,000港元。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，本集團的英特爾主機板銷售額分別約為11,100,000港元，43,600,000港元、23,700,000港元和12,400,000港元、分別佔本集團當時總營業額約1.9%、5.8%、2.4%和4.0%。

網絡產品

本集團在營業記錄期間分銷的網絡產品大部份為英特爾產品。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，本集團網絡產品的銷售額分別約為19,700,000港元、43,700,000港元、47,200,000港元和5,700,000港元，分別佔同期本集團總營業額約3.4%、5.8%、4.8%和1.9%。本集團分銷的網絡產品包括：

路由器 — 路由器是連接局域網的裝置。路由器利用多個頭標和一個傳送表確定一組數據包的流向，而路由器之間利用互聯網訊息控制協定互通信

息，構築兩個主機之間最佳的可行路徑。路由器的主要功能雖是傳送數據，但卻不過濾或組建流經的數據。本集團的路由器來自英特爾。

伺服器 — 伺服器是網絡系統上的電腦或裝置。伺服器通常是專用設備，意指除某專項工作外，伺服器不作其他用途。例如，「檔案伺服器」是專門用作儲存檔案的電腦和儲存裝置，「打印伺服器」是管理一台或以上打印機的電腦，「網絡伺服器」是管理網絡流量的電腦，而「數據庫伺服器」是處理資料庫請求的電腦系統。本集團分銷的伺服器產品主要是英特爾「White Box」系列產品以及F5 Networks 和惠普的產品。

網卡 — 電腦須裝有網卡才能連接網絡。網卡是一塊擴展板，可插進電腦內連接網絡。大部份網卡特為某類網絡、協定和媒介而設計，某些網卡則可伺服多個網絡。本集團經銷的網卡是英特爾的產品。

集線器和交換機 — 集線器是網絡內各裝置的共同連接點，常用作連接局域網各區隔。集線器包含多個埠，當數據包抵達其中一個埠時，封包便抄送到其他埠，使各封包可連接到局域網各區隔。集線器共有三種，「被動集線器」僅作數據的管道，使數據能由一個裝置輸送到另一裝置，「智能集線器」讓管理員能監察集線器的流量和配置集線器的各個埠。而「交換機集線器」讀取每個封包的目的地址，將每個封包發送到正確的埠。在局域網各區隔之間過濾和發送封包的裝置稱為交換機。交換機能支援任何封包協定，而局域網亦能利用交換機連接區隔。本集團經銷的集線器和交換機是英特爾的產品。

儲存和電郵服務器 — 儲存設備是裝載和保存數據的裝置，而電郵服務器是儲存和傳送電郵檔案的裝置。本集團經銷的儲存設備和電郵服務器是英特爾的產品。

其他電腦週邊設備

由本集團經銷和銷售的其他電腦周邊設備主要包括晶片套件、硬磁碟機和隨機存取記憶體，均來自英特爾以外的供應商。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，其他電腦周邊設備的銷售額分別約5,100,000港元、5,800,000港元、21,900,000港元和600,000港元，分別佔本集團總營業額約0.9%、0.8%、2.2%和0.2%。

本集團分銷業務流程

下表為本集團分銷業務的流程範例，有關流程的詳情可參看本節「供應商、採購和回贈計劃」和「銷售與營銷」兩段。

渠道分銷流程範例



軟硬件開發商
• 制訂市場營銷策略
• 物流和渠道管理
宏通
中國市場
香港市場
進口代理
• 安排進口和清關
國內代理商
5000 多個英特爾經銷商
700 多個增值分銷商
公司客戶
700 多個英特爾經銷商
本集團為利於分銷流程所實施的策略及安排
由本集團或其國內代理商直接參與的分銷活動

提供電子啓動方案

本集團在營業記錄期間提供電子啓動方案所得的收入和盈利均來自其所提供的EBNI方案。ASEP方案是本集團新近開發的方案平台，在二零零一年六月推出，因此在營業記錄期間沒有為本集團帶來任何收益。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，EBNI方案所帶來的收入分別約21,900,000港元、36,600,000港元、96,100,000港元和16,200,000港元，分別佔同期本集團總營業額約3.8%、4.9%、9.8%和5.3%。截至二零零零年十二月三十一日止兩個年度和截至二零零一年三月三十一日止三個月，EBNI方案所帶來的毛利分別約6,600,000港元、22,500,000港元和6,300,000港元，分別佔同期本集團毛利總額約19.8%、19.8%和18.2%。

本集團自一九九七年十月起成為英特爾EBNI方案產品的主要中港授權代理商之一。營業記錄期間本集團所分銷的EBNI方案產品包括英特爾所生產的伺服器、加速器、流量管理器、緩存器和VPN設備。

自二零零一年初，本集團成功從惠普、F5 Networks、NetScreen等主要軟硬件開發商取得多項有關EBNI方案的分銷權。憑着分銷一系列範圍廣泛的電子啓動網絡基建設備和應用軟件以及本集團本身的技術專長，本集團擬將業務重點由電腦組件和資訊科技產品的傳統分銷業務擴展至提供電子啟動方案服務。本集團所提供的電子啓動方案由兩個核心方案組成，即EBNI方案和ASEP方案。本集團在兩個方案上獲委任，分別與多個方案夥伴協作，為中港兩地的公司客戶提供全面整合的方案實施服務。

截至最後實際可行日期，本集團與以下軟硬件供應商作出了安排，以整合和實施EBNI方案和ASEP方案：

	EBNI方案	**ASEP方案**
軟硬件供應商	• 英特爾 • 惠普 • F5 Networks • NetScreen	• Epicor • MBR • 南大蘇富特 • Peramon

有關本集團與上述供應商簽訂的分銷協議，詳見本售股章程本節「供應商、採購和回贈計劃」一段。

EBNI方案的開發

EBNI方案是為有以下需要的互聯網數據中心、政府機構和商業機構實施綜合網絡系統：

- 電子商務服務，如數據儲存、電郵、網頁設計顧問服務和互聯網儲存端；
- 網絡基建硬件、軟件工具及數據處理應用程式，如伺服器、數據庫及數據處理引擎；以及
- 設防互聯網和局域網至廣域網接達點，包括域名、高速通訊線，以及最新的連接技術，如數碼用戶線、ATM和VPN，以及防火牆等網絡保安應用程式。

鑒於中港兩地電子商務日益普及，董事相信，短期內市場對EBNI方案的需求將會繼續上升。

以下是電子商務網絡基建的構築圖，其中包括集成網絡設備：


電子商務網絡環境
客戶
中樞鏈路
防火牆
前端
（網域伺服器）
中層
（應用軟件
伺服器）
後端
（數據庫
伺服器）
路由器
交換機
互聯網
內聯網

藉着軟硬件開發商的一系列EBNI方案產品以及技術協助，EBNI方案整體上是將連串的網絡相關硬件與軟件產品及方案一體化的成果。實施EBNI方案旨在給客戶提供維持網絡的穩定性、操作效能、安全性和擴容性所需的可靠的伺服器、網絡連接和技能，使客戶易於以整合額外硬組件的方法將其現有系統升級。其中某些主要EBNI方案組件簡述如下：

伺服器

EBNI方案網絡內的伺服器必須能確保網絡環境的高效性和可靠性，此外，伺服器的擴容性亦同樣重要，以應付突如其來的高負荷和流量的季節性起伏。

加速器

加速器是為優化處理特定數據速度而設計的專門設備，如SSL或XML。要達到優化效能和提供處理CPU密集或高帶寬的工作時的保安措施，加速器是EBNI網絡結構不可或缺的部份。有關保安措施包括：

- SSL編碼電子商貿交易的加密／解密
- XML編碼商業對商業交易的加密／解密
- 萬維網伺服器之間的流量管理

流量管理器

流量導引器是為平衡伺服器、萬維網站或伺服器群之間的數據流量而設計的專門設備。流量導引器根據優先及服務層級協議利用實際反應時間調整和平衡客戶需要。流量導引器可分為一站及多站點間的流量導引器，前者用以管理單個萬維網站內多個伺服器的流量，後者管理位於地域各異的數據中心的不同萬維網站之間的流量。

緩存器

緩存器是處於萬維網伺服器與到訪者之間的裝置或軟件，作用是監察到訪者對HTML網頁和其他靜態萬維網內容的要求，同時亦在其記憶體內儲存要求內容的備份。當後來對同樣內容的要求經過緩存體時，緩存體會讀取有關要求內容的備份而不用將要求發送至原伺服器。由於萬維網內容從位處較近於到訪者的緩存器而不是從原伺服器中送出，因此到訪者可較快取得其所要求的內容。緩存器減少連接原伺服器的流量。此外，萬維網內容一經複製到多個伺服器或伺服器群，電子商務系統的容錯性變得較大。

防火牆

防火牆是專為防止私人網絡入侵或被入侵而設計的系統。防火牆可用於硬件或軟件或兩者的組合中。防火牆常用作防止互聯網使用者擅自闖入與互聯網連接的私人網絡。

開發EBNI方案是本集團的主要業務發展策略之一。由於互聯網應用的推廣以及電子商務不斷演進，預計市場對網絡基建設備及相關專業顧問服務的需求將會激增。憑着英特爾和惠普在網絡設備市場的領導地位以及本集團堅實的客戶基礎和分銷網絡，董事相信，本集團的EBNI方案將繼續為本集團在不久將來的電子啟動方案業務拓展作出重大貢獻。

宏通安全電子服務平台(Artel Secure e-Service Platform (ASEP))方案的建立

ASEP方案是一個開放式系統平台，是本集團組合或整合多家軟件開發商所提供的應用軟件方案而成的全面方案，從而滿足客戶對電子商務的需求。自二零零一年初以來，本集團取得Epicor的電子商務軟件和MBR的報關系統等多個應用軟件的分銷權。這些應用軟件系列按照本集團研發小組的專長可組裝在安全的協作電子商務平台上，藉此服務有意在互聯網上發展業務的商業機構。由於電訊和資訊科技兩個行業提供以網絡為基礎的全面電子商務方案的發展趨勢合而為一，有鑒於此，本集團委託Peramon為本集團客戶提供無線接入方案，以便能遠距離取得數據和信息。

ASEP方案模型


無線電子商務方案
商業情報
商業對商業
交易應用程式
供應鏈管理
客戶關係管理
企業資源計劃方案
分銷
生產
財務
電子化清關
保安網絡

ASEP方案集合各項服務商業機構的主要元素，為商業機構提供一站式電子商務方案，當中兼備的功能包括商業對商業功能、網絡保安、商業情報、交易應用程式、供應鏈管理、客戶關係管理以及企業資源計劃。它是為公司施行前線和後勤辦公管理的傳統運作程序自動化而設計的平台。ASEP方案創立的中央貿易及資訊管理平台，讓公司能進行數據分析、自訂和資訊交換。此方案平台可讓最終用戶透過個人電腦、工作站、流動電話和電子手帳等設備的多個接達點在高度設防的網絡環境中進行機構的前線和後勤辦公運作。

ASEP方案的功能


防火牆
客戶
訂單處理平台
商業決策
生產管理
存貨管理
客戶交易平台
企業資源計劃
供應鏈管理
後勤辦公管理
客戶
商業對商業
客戶關係管理
前線辦公管理
流動電話
互聯網
電子手帳
手提電腦
無線應用方案

ASEP方案是本集團新近開發的電子啟動方案，在二零零一年六月推出。本集團在中港兩地分別利用直銷和本集團方案夥伴的渠道推銷ASEP方案，對象以現有客戶為主，而互聯網數據中心是本集團的重點，ASEP方案亦會作為增值服務向最終用戶提供。本集團的策略是借助英特爾和惠普的市場影響力，特別是兩者在中國市場的影響力。英特爾透過其方案中心協助本集團對ASEP方案進行評估和優化，更向其在中國的其他客戶和渠道夥伴推薦ASEP方案。此外，本集團自二零零一年三月起與一台灣商會在中國合作推銷ASEP方案。

實施電子啓動方案的工作流程範例

負責人	工作流程	工作內容
宏通／方案夥伴	 銷售機會	• 確定潛在客戶 • 了解客戶需要 • 創造客戶需要 • 建立和管理客戶關係
宏通／方案夥伴	 售前	• 產品推介和示範 • 照顧客戶需要 • 建立客戶對方案的信心
宏通／方案夥伴	 分析和設計	• 差距分析 • 方案設計 • 擬備計劃書、講解、示範
方案夥伴	 接受訂貨和交貨	• 完成訂購和簽訂合同 • 訂購 • 交付產品
方案夥伴／宏通／軟硬件開發商	 裝設	• 對接收的產品進行質檢 • 裝置方案產品
方案夥伴／宏通／軟硬件開發商	 驗收	• 測試方案產品 • 微調方案產品 • 報告測試結果，取得客戶接納
方案夥伴／宏通／軟硬件開發商	 培訓	• 為客戶提供產品培訓 • 方案夥伴向客戶提供培訓 • 宏通／軟硬件開發商培訓方案夥伴
方案夥伴／宏通／軟硬件開發商	 支援和保養	• 在線和實地技術協助 • 產品維修 • 退回次品 • 方案夥伴提供第一線支援／宏通和軟硬件開發商提供第二線支援

電子啟動方案應用鏈


硬件開發商
軟件開發商
— 可靠的硬件和
基建設備
— EBNI方案支援
— 技術和市務支援
– 應用軟件
– 技術和營銷支援
宏通
提供資訊科技基建和
網絡應用方案
方案夥伴
— 地區層面
— 技術和訂單履行
的支援
從事電子商務的
大型公司
銀行、證券
互聯網服務
互聯網數據中心
從事電子商務的

本集團在電子啓動方案應用鏈中擔當整合知名開發商的軟硬件產品的角色，同時以ASEP方案向不同行業的大小商業機構提供滿足不同電子商務需要的綜合電子啓動方案，並透過方案夥伴的分銷渠道以EBNI方案滿足互聯網數據中心、互聯網服務供應商和大型商業機構對建設高效網絡基建的需求。

供應商、採購和回贈計劃

供應商和採購

佔有全球半導體領導地位的生產商英特爾，自一九九七年起成為本集團的關鍵業務夥伴和主要供應商，英特爾的產品主要包括微型處理器、晶片套件、快閃記憶體產品以及網絡和通訊產品。為擴展其在互聯網新經濟的領導地位，英特爾亦為商業機構提供互聯網和網絡的基建設備和解決方案。二零零一年首季度，英特爾在全球CPU市場的佔有率約91%，董事預料，英特爾將會繼續主導此市場。

本集團自一九九七年以來一直是英特爾的總代理之一。英特爾與本集團訂立的代理協議每年自動續期，除非一方在續期日前至少三十日正式通知另一方無意續期。每年續期前雙方不用以正式的來往函件或會議作實。上述代理協議沒有關於任何一方終止協議後的罰則或賠償條款。本集團直接從英特爾購進盒裝CPU、盒裝主機板和網絡產品，購貨根據英特爾按市況不時向其授權總代理提供的統一價目表進行。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，本集團從其單一最大供應商英特爾的採購額分別佔本集團總採購額約85.8%、89.1%、98.1%和99.5%。同期，本集團的五大供應商合計佔本集團總採購額超過99.0%。

就董事所知，英特爾與各授權總代理之代理協定以非獨家形式訂立，各英特爾授權總代理在各自的區域內可享有聯繫英特爾經銷商及增值代理商的同樣權利。本集團也獨立於其他英特爾中港授權總代理。

本集團通常每月向英特爾發出總訂貨單一次，每週可作調整，主要是修訂交貨日期，然後英特爾會向本集團提供貨運詳情再作處理。英特爾會直接將貨品運交本集團香港倉庫或國內指定進口代理辦理清關後轉交本集團國內代理商。貨品一經付運後英特爾即向本集團發出銷售發票。購自英特爾的產品一經運抵目的港後即屬本集團所有，本公司並無代英特爾進行寄售。基於本集團與英特爾的穩固關係，本集團可在本節「存貨控制與付款」一段所述的若干條件下作出存貨調換的安排，讓本集團將滯銷存貨退換其他英特爾產品，使本集團免受任何潛在損失。

截至一九九九年十二月三十一日止兩個年度，本集團向泓磊實業購貨的數額分別約64,200,000港元和5,700,000港元，分別佔本集團同期的總銷售成本約11.4%和0.8%。本集團自二零零零年八月以來已終止與泓磊實業的交易，於最後實際可行日期，董事、董事的聯繫人士或本公司股東(即就董事所知擁有本公司5%以上已發行股本者)概無於本集團五大供應商擁有任何權益。

分銷協議

下表概述營業記錄期間本集團按協議分銷主要供應商的產品、協議有效期和續期條件：

供應商	主要產品	業務關係歷時	續期條件
英特爾	盒裝CPU、盒裝主機板和網絡產品	11.08.1997－最後實際可行日期	每年一月一日自動續期，除非任何一方在續期日至少30日前通知另一方。每年續期無須以正式函件或會議作實
NetScreen	嵌入式網絡保安系統	01.02.2001－最後實際可行日期	於生效日起計兩年自動終止
MBR	交易應用軟件、計有報關系統、人力資源及薪酬管理系統和商業對商業應用系統	28.02.2001－最後實際可行日期	按本集團的銷售業績每年自動續期
Millennium	Epicor的客戶關係管理和企業資源計劃軟件	01.03.2001－最後實際可行日期	除非任何一方在期滿日至少3個月前通知另一方，否則每年自動續期
F5 Networks	網絡和伺服器產品	29.03.2001－最後實際可行日期	除非任何一方在期滿日至少30日前通知另一方，否則每年自動續期

供應商	主要產品	業務關係歷時	續期條件
惠普	伺服器和儲存產品	01.06.2001－最後實際可行日期	協議起初為期12個月，協議條款於期滿日前審閱及修訂

備忘錄

以下概述本集團所訂立的備忘錄：

供應商	主要產品	業務關係歷時	續期條件
Peramon	無線接達方案	22.06.2001－最後實際可行日期	備忘錄一直有效，除非任何一方向另一方發出書面通知表示退出的意向或另訂綜合協議取代
南大蘇富特	網絡保安方案	17.08.2001－最後實際可行日期	每年自動期。任何一方可向另一方發出30日書面通知終止備忘錄

價格保障

價格保障是英特爾所實施的一項方針，僅用以保障授權總代理免受英特爾產品銷售價下降可能帶來的損失。英特爾有權在必要時修訂價目表，以配合市況。若價格需要調整，則由英特爾的核數師盤點各授權總代理的存貨。各授權總代理亦會記錄盤存及在途貨品(英特爾已出庫付運但尚未抵達授權總代理倉庫的貨品)的數量，用以申請價格保障。價格保障額按盤點後的實際存貨量乘以每單位的差價計算。若減價引致損失，英特爾會向有關的授權總代理發出信貸單，並可從日後的貨款中扣除，作為購貨折扣。

回贈計劃

分銷行業中，供應商常以回贈激勵代理商，藉此促進產品的銷售。本集團的主要供應商英特爾，現時為其產品的銷售向授權總代理推行多項符回贈計劃。各回贈計劃由英特爾制定，可不時按實際市況以及英特爾的營銷策略及其對某特定產品適銷情況的看法進行修改。英特爾授權總代理可經由英特爾的客戶經理及／或英特爾網站獲悉任何某特定英特爾的回贈計劃期限的改變。英特爾各授權總代理按其表現和銷售達標情況享有英特爾的回贈。銷售指標每季度經由英特爾與授權總代理(包括本集團)商討後由英特爾設定，商討的目的是為了評估總代理的績效。授權總代理的銷售指標各異，以各授權總代理過去的績效為依據並視乎英特爾認為適當與否設定。

截至二零零零年十二月三十一日止三個年度和二零零一年三月三十一日止三個月，本集團獲英特爾發予銷售佣金、季末回贈和英特爾計劃回贈，詳情如下：

	截至十二月三十一日止年度			截至二零零一年三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	
	千港元	*千港元*	*千港元*	*千港元*
銷售佣金	13,996	9,710	28,351	10,285
季末回贈	—	2,043	17,663	7,996
英特爾回贈計劃	4,102	12,163	406	—
	18,098	23,916	46,420	18,281

銷售佣金是一項以業績為依據的回贈計劃，按總代理銷售的有關產品的數量以及每單位產品的回贈計算，條款按市況變更。銷售佣金通常在本集團給予英特爾每週銷售報告後一至兩個月內由英特爾給予本集團。本集團截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月的銷售佣金分別約為14,000,000港元、9,700,000港元、28,400,000港元和10,300,000港元。董事相信銷售佣金額因應英特爾對市況改動及營銷策略的變化而變動，例如，倘若預料某項產品市場競爭激烈或在新系列產品推出時，英特爾通常會就此項產品給予授權總代理較高的銷售佣金。

季末回贈是英特爾每季度向達到銷售指標、表現出色的總代理給予回贈的計劃。本集團在一九九九年首次從英特爾獲得季末回贈，而一九九八年的記錄中並無此項回贈。英特爾回贈計劃與季末回贈性質相若，因此英特爾在二零零零年已將此項計劃終止，本集團在二零零零年和二零零一年第一季度所得的季末回贈因而顯著增加。

截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，英特爾給予本集團的回贈總額分別約18,100,000港元、23,900,000港元、46,400,000港元和18,300,000港元，分別佔本集團未扣除回贈前銷售成本約3.1%、3.2%、5.1%和6.3%。英特爾應付的回贈會以本集團向英特爾的訂購作抵銷。

英特爾將維持給予其授權總代理回贈的計劃。董事相信，目前英特爾給予本集團回贈的制度日後不會有任何重大改變。

存貨控制與付款

存貨控制起着很重要的作用，對分銷和貿易業務尤甚。本集團與英特爾設有存貨調換安排，避免購貨過量和貨品過時。存貨調換是英特爾與授權總代理的一項安排，藉此防止滯銷存貨潛在的損失。此項安排適用於所有英特爾授權總代理，授權總代理每年可提出兩次要求，將直接從英特爾購進但滯銷的產品退回。作為存貨調換的條件，退回的產品應是：(i)列於英特爾當時的總代理名單中；(ii)原封未動；及(iii)連同價款等於或高於產品價值的訂貨單一張。本集團向英特爾新購貨品時，退回的存貨按成本值計價相抵。可退回的存貨最多限於授權總代理由本集團提出申請當日起計過去六個月購貨淨額的2%至10%不等，此百分比因產品而異。

本集團在營業記錄期間的存貨周轉期如下：

	截至十二月三十一日止年度			截至二零零一年三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	
存貨周轉期	27日	27日	49日	57日

本集團在截至二零零零年十二月三十一日止年度和截至二零零一年三月三十一日止三個月的存貨周轉期與截至一九九九年十二月三十一日止兩年相比顯著延長，原因是本集團為應付預計在二零零一年第一季度和第二季度市場出現的殷切需求而分別在臨近二零零零年底前和二零零一年第一季度大量購貨。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，本集團按其與英特爾之間的存貨調換安排所退回的貨品和退回英特爾的次品合計分別約9,500,000港元、3,500,000港元、9,500,000港元和2,700,000港元，分別佔本集團總營業額約1.6%、0.5%、1.0%和0.9%。本集團在營業記錄期間並無作出存貨撥備。

本集團的香港辦事處設有一個面積達3,000平方呎的倉庫。所有存貨均儲存於該倉庫內，而該倉庫僅限本集團所授權的人士進出。本集團亦於北京機場租用一個保税倉，以供其國內代理商及其他客戶提貨之用。

本集團每日將倉庫主管所編製的存貨記錄表與會計部的存貨分類賬進行核對，以確定存貨量。盤存則每週進行一次。此外，每週亦編製存貨量變動報告，以供高級管理層審閱。

有關本集團在中國及香港的庫存水平及積存情況的記錄，由高級管理層密切監察。暢銷及滯銷產品予以識別，以便本集團向英特爾購貨以及制訂其與國內代理商、英特爾經銷商及增值代理商的營銷策略。本集團對存貨準備進行審核，當中參考多項因素，例如因科技轉變及可銷性的改變而使產品落伍、根據價格保障所獲得的保障、存貨調換、退回的次品及日後英特爾的銷售渠道管理計劃等。

主要供應商一般給予本集團的信貸期為30日至365日不等。英特爾給予本集團的信貸期通常為期45日。按本集團與英特爾訂立的代理協議，英特爾就CPU給予本集團的一般信貸期最長達45日，而某些尖端網絡產品的信貸期可延期達12個月。本集團主要以美元向主要供應商付款，營業記錄期間並無外滙對冲措施。本集團通常以信用證或電滙的方式支付供應商欠款。董事確定，截至最後實際可行日期，本集團在支付供應商貨款上並無任何困難。本集團給予主要供應商的付款期摘要如下：

供應商	產品	記賬付款期
英特爾	CPU、主機板	45日
英特爾	網絡產品	45日，EBNI方案項目 可最長達12個月分期付款
NetScreen	互聯網安全網絡產品	30日
F5 Networks	網絡伺服器產品	60日
Millennium	Epicor軟件	105日
MBR	報關系統	60日
惠普	伺服器和存儲產品	視惠普的方針而定

截至二零零零年十二月三十一日止年度和截至二零零一年三月三十一日止三個月的應付賬款周轉日數分別為約117日和約112日，比起英特爾一般所給予的45日信貸期時間較長。周轉日數較長是因為二零零零年底結存的應付賬款處於高水平。每年的第四季度在業務、採購和銷售上結存的應付賬款一般處於最高水平，因而可致使當時的應付賬款顯著增加。於二零零一年三月三十一日，本集團結存的應付貿易賬款均少於60日。

至於應收賬款，本集團在二零零零年入賬的應收貿易賬款顯著增加，這是由於本集團給予其國內電子啟動方案項目的客戶較長的信貸期所致。因此，本集團應收賬款由一九九九年約99,800,000港元增至二零零零年的約為233,300,000港元。根據本集團截至二零零一年九月三十日的未經審核管理賬目所示，本集團應收賬款約為257,500,000港元，按二零零一年首三季度未經審核營業額約

978,800,000港元計，本集團應收賬款周轉期約為72日。本集團應收賬款的結欠時間與二零零一年三月三十一日相比有所下降，這是由於客戶迅速付款和本集團加強信貸控制之故。本集團給予客戶的付款期概要如下：

產品	付款期
分銷電腦組件和資訊科技產品	
CPU	香港市場－貨到付款 中國市場－30日
主機板	香港市場－貨到付款 中國市場－180日
網絡產品	180日
提供電子啟動方案	
EBNI方案	180日或視個別項目而定 最長可以12個月分期付款
ASEP方案	最長達90日

質量控制與產品責任

本集團所分銷的產品均經由軟硬件開發商測試和裝箱後才交付本集團。本集團不會另進行質量控制，而次品可直接退回供應商。

為利於本集團提供電子啟動方案，本集團設有一隊由十名技術支援人員組成的隊伍，測試其軟硬件的效能。此外，本集團與英特爾中國方案中心合作，該中心就軟硬件的兼容性提供獨立測試和優化。本集團是英特爾亞太區方案中心的首個業務夥伴，合力挑選出色的軟硬件方案作優化測試並推出市場。此外，軟硬件開發商亦會為本集團技術人員提供內部培訓，使他們更熟習電子啟動方案的技術要求。

董事相信，基於本集團是硬件及軟件產品的代理商和集成商而並非原製造商，本集團理應不用承擔涉及製造商的產品責任風險。本集團所簽訂的代理協議並無要求本集團應承擔任何次品責任的條款。於營業記錄期間及截至最後實際可行日期，本集團所提供的產品和服務並無涉及任何索賠或

損失。本集團力求使給予客戶的一般保證期與其供應商所給予的保證期一致，避免本集團承受分銷產品的責任風險。以下扼要説明本集團和供應商分別給予的產品保證期：

產品	供應商給予的保證期	本集團給予的保證期
英特爾－CPU	三年	無額外保證期
英特爾－網絡產品	一年或三年	與英特爾的保證期一致，不給予額外保證期
Millennium	供應商按訂購提供保養及支援服務	最終用戶需付技術支援費才可享有保養及支援服務
	對於產品存在的不足或不一致，僅為代理商和最終用戶更換存在不足的軟件	只限更換存在不足的軟件
F5 Networks	軟件保證期－12個月	與供應商的保證期一致，不給予額外保證期
	硬件保證期－12個月	
NetScreen	硬件保證期－一年	與供應商的保證期一致，不給予額外保證期
	軟件－90日	
MBR	供應商按訂購提供保養及支援服務	最終用戶需付技術支援費才可享有保養及支援服務
	供應商在協議期內提供保養及支援服務以及改正不足之處	不給予額外保證期
惠普	通常為期30日至永久保用不等，視產品性質而定	不給予額外保證期

銷售與營銷

本集團與國內代理商和最終客戶維持密切的業務關係。截至二零零零年十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月，本集團五大客戶銷售額分別佔本集團總營業額約69%、68%、63%和78%，其中向單一最大客戶銷售所得分別佔本集團同期總營業額約26%、21%、45%和59%。

截至二零零零年十二月三十一日止三個年度，泓磊實業向本集團購貨的數額分別約108,500,000港元、54,200,000港元和1,000,000港元，分別佔本集團同期的總營業額約18.7%、7.2%和0.1%。本集團自二零零零年八月以來已中止與泓磊實業的交易，於最後實際可行日期，董事、董事的聯繫人士或本公司股東(即就董事所知擁有本公司5%以上已發行股本者)概無於本集團五大客戶擁有任何權益。

銷售與營銷策略

由於產品需求不同，客戶要求各異，本集團在中港兩地市場採取不同的銷售與營銷策略。

香港－以銷量導向

大部份在香港銷售的產品均以CPU為主。CPU的售價隨着實際市況不時波動。英特爾推行回贈計劃，獎勵銷售成績理想的授權總代理。因此，本集團的銷售策略是在達到銷量最大的同時，保持合理的邊際利潤。

中國－以銷售渠道導向

在拓展中國市場方面，本集團的經營策略之一是集中建設銷售渠道。中國市場龐大，各省市均有各自的營銷和消費模式。要適應不同客戶的獨有需要， 銷售策略必須適應有關主要城市或地區的情況。為有效地進行分銷，地域上的覆蓋極為重要。本集團在擴展和鞏固其中國銷售網絡方面制訂了以下策略：

- 建立廣大的代理商網絡，提供優質服務

  本集團深信，其分銷和物流管理完善，同時與英特爾和其他軟硬件開發商以及中國當地各級分銷單位的業務關係良好。在中國各策略銷售點設立本身的分銷網絡涉及的時間和成本不菲，為免除所費的時間和金錢，本集團採取了更快捷的方法，通過與中國代理商建立業務合作關係建設其網絡。

本集團負責向中國代理商提供物流和營銷方面的協助，同時又提供培訓，這些代理商則負責推廣本集團的產品，落實基本前線工作，並為最終用戶提供售後服務。截至最後實際可行日期，本集團透過九個國內代理商能對全中國17個大城市15個銷售點及6個聯絡及支援辦事處進行管理。

根據本集團與國內代理商的國內分銷協議，本集團負責制訂總體營銷策略，而實行推廣策略則由國內代理商負責執行。本集團亦享有獨家權利管理其中國分銷渠道的運作。目前，國內代理商所出售的產品全以獨家形式向本集團採購。

- 提供增值方案服務，配合最終用戶日益增加的網絡要求

藉着中國代理商與方案夥伴的支持，本集團在其傳統分銷業務的基礎上，能夠透過整合軟硬件和技術服務，提供綜合電子啓動方案。

市場與客戶

- *香港市場*

本集團通常在每個月的第一個星期向英特爾發出月度訂單，詳列某類英特爾產品的訂購內容。在收到英特爾運抵的貨品後，本集團將貨品存放在其倉庫內，這些存貨預計在一至二星期內出售。本集團不從事委托採購。產品由英特爾倉庫運抵香港一般約需四天時間，而本集團的銷售隊伍約需一至二星期將產品售出。在收到客戶的訂單後，本集團會指示客戶將所有銷售收益存入本集團的銀行賬戶內，然後才在本集團的倉庫提貨。

- *中國市場*

產品由英特爾倉庫運抵中國需時約一星期。銷售發票在產品交付時發予中國客戶。為符合中國現行進口規定，本集團與兩家授權進口代理以及九家國內獨家代理商分別訂立三方協議。根據三方協議的條款，本集團同意出售，而國內代理商同意購進本集團產品，該指定進口代理負責辦理本集團產品進口予中國代理商所需的清關手續。國內代理商須承擔本身的費用，包括增值稅、進口稅和清關文件手續費。本集團不需就提供的產品支付額外費用。

- *英特爾經銷商和增值代理商*

英特爾推行英特爾授權經銷商計劃，從而挑選及組織從事英特爾產品經銷並有能力的經銷商，為英特爾產品的最終用戶提供優質服務。參與方須直接從本集團等英特爾非獨家授權的總代理採購英特爾產品，並須對英特爾不時規定的最低銷售額作出承諾。據董事所知，英特爾經銷商和增值代理商亦可分銷英特爾以外的產品，並可向本集團以外的供應商採購產品以滿足其客戶的需要，但不

享有英特爾的價格保障和存貨調換安排。英特爾在延續授予經銷權前，均定期對各英特爾經銷商進行審核和評估。

本集團設有兩隊人員，分別照顧中港兩地市場。香港隊伍負責香港700多家非獨家英特爾經銷商和本集團公司客戶的市場營銷，而中國隊伍則負責拓展中國市場。本集團在中國的市場營銷小組亦在市場營銷和管理上協助國內17個大城市的代理商提供服務予中國5,000多家非獨家英特爾經銷商、700家增值代理商和公司客戶。

根據英特爾現行的分銷安排，英特爾經銷商和增值代理商須以非獨家形式經由英特爾授權總代理購買英特爾產品。董事相信，英特爾在日後將會保持目前的分銷渠道，因為對於作為世界級生產商的英特爾來說，將產品售予本集團等獲授權總代理的成本效益，高於直接向全球大批英特爾經銷商、增值代理商和代理商售貨，這基於以下三大原因：i)就接受訂貨而言，處理授權總代理每月或季節性的大批穩定訂單較諸集合各英特爾經銷商和增值代理商等多不勝數的小批量訂單，前者對英特爾來説成本較低；ii)就英特爾完成訂單和安排物流而言，處理貨品交付和儲存於同一地區內的數家授權總代理，所帶來的成本效益較高；以及iii)就收款而言，將產品售予財政穩健的授權總代理，與售予大批英特爾經銷商和增值代理商相比，前者可減低英特爾的信貸風險。此外，英特爾每年還會審核每家授權總代理的經審核財務報表，確保授權總代理的購貨能力。

信貸方針及應收賬款管理

為達到密切了解客戶的信貸及財政狀況而將信貸風險減至最低的同時，亦能滿足其業務及客戶的需求，本集團實施以下信貸方針：

i) 一般信貸方針由不同銷售部門的主管制訂，並交由財務部按產品性質、客戶信譽及財政狀況以及本集團的現金流量等若干準則進行審批。董事每季度評估信貸方針；

ii) 至於向客戶作出之銷售方面，一般信貸限額可由銷售部門的主管按上述準則諮詢財務部後審批。若給予個別客戶的信貸限額高於一般水平，應由有關的銷售經理及/或部門主管提出，並經由董事批准後作出；

iii) 在本集團的分銷業務方面，本集團的銷售一般採取貨到付款方式或給予長達180日的信貸期進行。至於本集團的方案業務，若干項目的銷售採取90日至180日的信貸期或最長達12個月的分期付款方式進行；及

iv) 財務部密切監察應收賬款的結欠情況。財務經理聯同銷售經理跟進結欠逾15天的欠款。財務部門調查延遲付款的原因。結欠逾30天的欠款提交高級管理層酌情採取進一步行動。

本集團截至二零零零年十二月三十一日止三個年度及截至二零零一年三月三十一日止三個月的應收賬款週轉日數分別約為72日、47日、83日及72日。隨着一九九九年的銷售額增加約29%及一九九九年年底應收賬款結餘並無增加，有關應收賬款的週轉期已由約72日減至約47日。自二零零零年以來，由於尖端EBNI方案業務擴展，故此本集團給予客戶較長的信貸期，以致應收賬款的週轉期於二零零零年增至約83日，而二零零一年首三個月則約為72日。

推廣

本集團主要利用英特爾的營銷資源和推廣活動向香港700多個英特爾經銷商和中國5,000多個英特爾經銷商、700個增值代理商和公司客戶推廣其資訊科技產品和電腦組件的分銷業務。英特爾本身透過不同媒體和渠道(例如在資訊科技雜誌刊登廣告、參與展覽會和講座等)推行了多項推廣活動。本集團協助國內代理商制訂營銷策略和提供他們所需的技術和營銷支援。董事相信，英特爾本身在中港兩地推行的密集式廣告活動幫助了本集團及其代理商以有限的推廣經費促進產品在中港兩地的銷路。

分銷網絡

在香港，本集團直接與700多家非獨家英特爾經銷商聯繫，負責所有銷售相關事宜。對位於中國的客戶而言，本集團負責將出售產品運抵中國，而一切進口税以及清關手續均由一家獲國內代理商授權的進口代理承擔及辦理。根據本集團國內代理商、進口代理與本集團訂立的三方協議，本集團不需支付任何關税、進口税及相關手續費。待辦妥所有中國清關手續後，出售產品將會直接運交國內代理商，最後透過下圖所示本集團在國內的代理商售予當地5,000多家非獨家英特爾經銷商、700家增值代理商和公司客戶：


哈爾濱
烏魯木齊
北京
瀋陽
濟南
蘭州
鄭州
西安
南京
杭州
成都
武漢
重慶
福州
昆明
廣州
香港
國內代理商所在地
進口代理
本集團

本集團9家國內代理商覆蓋下列17個中國城市共15個銷售網點及6個聯絡及支援辦事處：

城市	主要銷售處	地區銷售處	聯絡及支援辦事處	總計
北京	4	—	—	4
上海	2	—	—	2
廣州	1	—	—	1
成都	—	—	1	1
瀋陽	1	—	—	1
武漢	—	1	—	1
南京	—	1	—	1
重慶	1	—	—	1
濟南	—	1	—	1
鄭州	—	—	1	1
福州	—	1	—	1
西安	—	1	—	1
昆明	—	—	1	1
哈爾濱	—	—	1	1
蘭州	—	—	1	1
烏魯木齊	—	—	1	1
杭州	—	1	—	1
總計	9	6	6	21

於最後實際可行日期，本集團與國內各代理商的業務關係歷時約七個月至兩年以上不等。本集團在中國並無直接銷售和分銷產品，因此目前並無國內有關地區的銷售分析。

分銷與進口安排

根據國家經濟貿易委員會(「國家經貿委」)和對外貿易經濟合作部(「外經貿部」)的規定(有關法規在一九九九年六月二十五日頒佈和實施)，外商獨資企業不得在中國參與分銷業務，因此，有意在中國從事分銷和轉售業務的外商獨資企業(例如本集團)必須遵照中國有關法規與當地授權單位合夥進行。

分銷協議

本集團與國內九個代理商分別訂立了共九項代理協議。代理協議於二零零一年一月一日由本集團及其國內各代理商正式訂立，各協議的合作期為十年，終止日前六個月內按本集團書面通知可予

續期。根據這些代理協議，作為本集團各系列產品在中國的獨家代理商，可得到本集團在銷售、營銷以及技術上的輔助。根據本集團與國內代理商訂立的分銷協議，國內代理商若有意出售第三者所供應的產品，必須徵求本集團的批准；於最後實際可期日期，本集團的國內代理商並無尋求該項批准。根據代理協議，除國內代理商以本身名義購入的資產外，其於中國的分銷渠道網絡、客戶關係及客戶資料，均由本集團實益擁有。

本集團亦有權委任其他代理商，取代現有代理商處理日後的中國分銷業務。分銷協議僅限以本集團同意的條款續期。倘國內代理商拒與本集團續訂分銷協議，本集團有權按其與中國代理商公平磋商的價格(但不高於當時分銷渠道的資產淨值)收購國內代理商的分銷渠道權及資產。根據這些協議，本集團有權限制中國代理商在中國境內各自的區份，但實際上各中國代理商主要負責在所在地向若干英特爾經銷商和增值代理商分銷本集團產品。本集團若認為國內代理商未能達到滿意的銷售指標，可酌情提前三十日通知國內有關代理商終止分銷協議。

本集團的中國分銷業務中，國內代理商自行向本集團購貨，並須對其向本集團的訂貨作出承擔。國內代理商並非本集團的代理人。國內代理商經本集團挑選，處理國內下至英特爾經銷商、增值代理商、公司客戶及其他最終用戶的分銷和物流安排，但各為本身的分銷和售後服務的銷售額和利潤與本集團獨立運作。為了保持渠道的優質管理，本集團在管理上作出很大的投入，審核本集團國內代理商在營銷及推廣、財務和物流方面的績效。

營業記錄期間，本集團就其在中國的分銷業務作出其他類似的分銷安排。

三方協議

根據中國全國人民代表大會於一九九四年五月十二日頒佈之「中華人民共和國外貿法」，企業從事對外貿易必須取得中國有關中央部門的批准。外經貿部於一九九一年八月二十九日發出的「外貿代理體制暫行規則」規定，沒有取得批准進行對外貿易的公司，必須委託一家由有關中央部門授權的公司進行產品進口貿易。根據中國法律現行進口規定，本集團必須委託中國授權進口代理辦理本集團交付國內代理商貨品的進口安排及清關工作。本集團與國內兩家獲授權的進口代理及本集團國

內代理商訂立三方協議，分別由二零零一年三月及四月起計為期三年，代辦一切有關中國代理商購自本集團的產品在國內的進口安排及清關工作。按照此項安排，進口代理擔任本集團國內代理商的代理人，以本身名義向本集團購貨。進口代理負責進口貨品所需辦理的一切清關事宜，而所有進口費用均由本集團國內代理商承擔。就本集團在中國的業務活動而言，此項進口安排合法有效，並無違反現行中國法律及法規。

研發和技術支援

截至最後實際可行日期，本集團設有一隊由十七名全職人員組成的研發、技術支援和顧問小組，主要職責是設計軟硬件，並將供應商所提供的軟硬件整合成全面電子啓動方案，同時負責向本集團的國內代理商、方案夥伴和最終用戶提供支援、培訓和諮詢服務。此外，本集團擬加強研發能力，以便在將來設計ASEP方案等更先進的品牌電子啓動方案。

董事相信，加強本集團的研發和技術支援能力，對於本集團拓展電子啓動方案業務成功與否，起着關鍵作用。為此，本集團採取了以下措施，加快本集團開發和整合更先進的電子啓動方案的步伐：

- 增聘具備整合和實施電子啓動方案的廣泛技術知識和經驗的人員；
- 與中港著名大學(包括香港理工大學、蘭州大學和中國科技大學)合作，使本集團在研發方面得到更大的支援力量；和
- 安排知名軟硬件開發商為本集團員工和方案夥伴提供培訓課程。

與大學合作進行研發項目

作為增值代理商及電子啟動方案供應商，本集團的策略是借助本集團供應商在研究及開發方面的優勢。這些供應商均為知名的軟硬件開發商，能為本集團提供先進科技產品。因此，本集團設有精簡的研發隊伍，成員為兩名工程師及十名技術支援人員，主要從事方案整合及客製化，以及向客戶提供支援、培訓及顧問服務。本集團主要目標之一是提升研發實力，使其能在將來提供更多先進電子啟動方案。董事相信，此目標可通過擴展其研發隊伍達成，而擴展研發隊伍的方法是與具備雄厚研發實力以及先進技術知識的大學合作，此舉有助於本集團的產品開發。本集團已分別於二零零一年七月十二日、二零零一年七月十二日及二零零一年七月十九日與香港理工大學、中國科技大學和蘭州大學訂立技術合作備忘錄。根據這些內容大體相若的備忘錄，本集團與上述各所大學在下列方面合作：

- 大學根據本集團的技術及職能委託書替本集團進行電子商貿相關軟件產品及技術的研發工作；

- 每項產品或技術的研發成本，由大學和本集團雙方按協議及具體情況確定及承擔，雙方按協議條件分享研發的經濟成果；及

- 本集團代理銷售大學所開發的產品及技術，大學就有關產品或技術提供本集團所需的培訓、支援人員及設施。

由於本集團與上述大學的研發合作最近才開展，營業記錄期間並無此類合作，而本集團仍在擬定委託上述大學的具體內容。董事預期於二零零一年底前與上述大學訂立正式協議。

支援和培訓

董事相信，本集團業務模式的成功在若干程度上有賴方案夥伴的技術能力和服務水平，方案夥伴均為本集團最終用戶的直接服務商。為創造現有供應鏈的價值，本集團起着橋樑作用，把供應商的技術和營銷資源有效地連接至方案夥伴。本集團主要向方案夥伴提供以下支援：

- 通過與供應商籌辦合適的產品和新技術培訓課程，將技術和產品知識轉移至方案夥伴；

- 為方案夥伴提供技術支援服務，使他們能更好地照顧到客戶在技術諮詢上的迫切需要；及

- 在技術上協助方案夥伴解決安裝和實行的問題。

本集團提供予方案夥伴的支援和培訓服務是本集團的增值服務之一，在營業記錄期間並無為本集團帶來任何收益。截至最後實際可行日期，本集團正與香港理工大學、中國蘭州大學和中國科技大學洽商簽訂技術合作協議，為中港兩地的方案夥伴提供資訊科技和電子商務培訓。董事預期於二零零一年底前與這些大學正式簽訂協議。董事相信，與有關大學建立培訓聯盟既可改進本集團方案夥伴實施方案的能力，又可讓本集團接觸目標客戶，為他們提供電子啟動方案服務。

顧問服務

本集團的策略是為客戶和方案夥伴提供優質的增值顧問服務，因此本集團在設於中國上海市的辦事處設立技術支援中心。本集團在營業記錄期間提供的顧問服務雖無帶來任何收益，但董事擬將支援、培訓和顧問服務組合成以收費方式提供的成套售後服務，可望在不久的將來為本集團帶來額外收益。

本集團的支援中心主要為方案夥伴提供支援和顧問服務。截至最後實際可行日期，共有五名全職技術顧問常駐上海，而本集團準備擴展顧問服務。方案夥伴擔任顧問隊伍的前線工作，處理有關本集團產品最終用戶的初步聯絡工作。本集團的顧問向方案夥伴或最終用戶提供探入的諮詢服務，主要處理較仔細和複雜的後勤支援要求。此外，本集團的顧問亦向方案夥伴提供有關技術和本集團電子啟動方案最新資訊的培訓。大部份方案夥伴均是以中國為基地、具備實力的系統集成商，獲准向本集團客戶提供前線支援。本集團支援中心向方案夥伴提供的後勤支援，僅限於有關本集團產品、需要較仔細和複雜支援的要求。

知識產權

截至最後實際可行日期，本集團已在中國註冊商標，並正於香港註冊 ARTEL 商標。

本集團的商標註冊、商標申請以及所有本集團擁有的域名，詳見本售股章程附錄五「本集團之知識產權」一段。

競爭

本集團的收入主要來自CPU的銷售和分銷。CPU市場整體來說競爭高度劇烈，其另一特點是技術發展迅速，產品生命周期短暫。為保持競爭力，從事此行業的公司須經常評估情況，對產品的價格作出相應的調整。此外，開發商相互競爭，不斷推出新產品，CPU產品的生命周期亦因此而受到影響。董事相信，英特爾在二零零一年推出奔騰4新系列CPU後將有助英特爾繼續主導全球CPU市場，並可鞏固英特爾在全球市場的份額。

本集團與英特爾訂立的代理安排主要以非獨家形式進行，因此，本集團或須與分銷同型號產品並獲得同樣優惠價格和售後服務的其他授權代理商相互競爭。本集團是中港兩地代理英特爾產品的最大總代理之一。基於中國對個人電腦的需求迅速增長，董事相信，本集團透過進一步鞏固其在中國的分銷網致力擴展銷售和分銷實力，可確保本集團維持和提升其現時在分銷業的競爭優勢。

董事知道國內的資訊科技及網絡方案供應商眾多，不過，這些供應商的業務範圍和產品大都限於個別行業、用途或地區的功能，某些更欠缺知名技術夥伴的支援。董事相信，本集團分銷網穩固、具備廣泛的技術和顧問知識，加上知名軟硬件開發商和方案夥伴的支持，使本集團能為最終用戶提供更具競爭力的產品和服務。董事深信本集團具備以下競爭優勢：

市場反應、策略及抱負

董事知悉本集團面對的競爭，主要來自中港兩地提供類似英特爾產品系列而同樣可聯繫以千計的英特爾經銷商及增值代理商的其他英特爾授權總代理。董事相信，由於本集團能迅速對客戶不斷轉變的需求作出回應，故其能在市場屹立不倒或保持其市場地位。本集團洞悉網絡科技及電子商務的市場潛力，故自一九九八年已提供網絡產品及EBNI解決方案。營業記錄期間，網絡產品及EBNI方案在營業額方面大幅增長，本集團整體邊際毛利因而大大提升。董事亦相信，本集團專注分銷英特爾產品及向客戶提供增值服務的策略有助本集團保持市場地位，不僅使本集團能與英特爾建立密切工作關係，亦有助本集團集中營銷力量，為客戶提供更好的服務，同時借助英特爾的市場推廣工作及技術知識，減低其營銷成本。本集團除與非獨家英特爾經銷商及增值代理商建立穩固的業務關係外，亦向他們提供增值分銷服務(例如支援、培訓及顧問服務)，董事相信，這使本集團得以更了解他們對產品及服務的要求，從而得到他們的信賴，不會輕易轉投其他競爭對手。此外，本集團亦透過增加研發投資以及與著名軟硬件開發商及大學合作，將發展重點轉移至提供電子啟動方案，此舉可使本集團能拓寬產品基礎，最終減少對英特爾的依賴。

有效的分銷網和堅實的客戶基礎

自一九九五年起開展分銷業務以來，本集團成功建立了覆蓋香港和中國17個大城市的分銷和物流網絡，連接香港700多家非獨家英特爾經銷商，並透過九家國內代理商，連接中國5,000多家非獨家英特爾經銷商、700家增值代理商和公司客戶。此穩固的市場覆蓋網絡有利於本集團有效地識別和找尋最終用戶。董事相信，本集團廣濶的中港分銷網，不單在當前為本集團帶來穩定的收入來源，更給予本集團日後推出新產品和電子啟動方案的強勢。

與軟硬件開發商建立穩固的關係

董事相信，本集團的成功亦歸功於其與知名軟硬件開發商(特別是英特爾)的穩固關係和他們的支持。董事相信穩固的業務關係使本集團能在瞬息萬變的資訊科技市場中掌握先進的科技。

董事相信，電子啟動方案供應商要具備競爭優勢，不單要提供高效的硬件為本方案，還要提供度身訂做的軟件為本方案。本集團不斷致力與知名軟硬件開發商和方案夥伴發展業務關係，使本集團能為客戶提供高效和優質的電子啟動方案。此外，董事相信，與知名軟硬件開發商建立合作關係(例如英特爾方案中心給予的支持)，為本集團提供評估和優化服務，可加強本集團電子啟動方案的質量。

與大學合作進行研發項目

本集團自二零零一年七月起與中港兩地多所著名大學(包括香港理工大學、蘭州大學和中國科技大學)合作進行研發項目，使本集團能借助這些大學的研發專長，加強本集團開發電子啓動方案的工作，增強本集團對方案夥伴的技術輔助。

實績和市場信譽

本集團在分銷英特爾產品上建立實績，取得市場人士的認同，董事相信，本集團的信譽可吸引更多知名的軟硬件開發商借助本集團的分銷網拓展其產品在中國的市場。在更多知名軟硬件供應商的參與下，不僅擴大本集團的用戶基礎，亦有助本集團推出可整合成全面解決方案的新產品，滿足客戶的不同需要。

經驗豐富和專心致志的管理隊伍

本集團的管理隊伍經驗豐富，專心致志，熟知中港資訊科技行業的市場發展並積極參予其中。管理層亦與英特爾和本集團其他軟硬件供應商(例如NetScreen、F5 Networks和Epicor)得以保持穩固的關係，能為本集團今後的發展制訂總體策略。

與英特爾的關係

本集團自一九九七年十月以來一直與英特爾保持密切的業務關係。其時，本集團首次獲英特爾委任為中國授權總代理之一，分銷盒裝CPU、盒裝主機板和網絡產品。一九九九年，英特爾再委任本集團為其中港授權總代理之一。自此以後，本集團獲英特爾頒授多個獎項，以表揚本集團在合作期內的成就和突出的銷售量增長。

英特爾與宏恩之間的代理協議每年一月一日自動續期，除非一方在續期日前給予對方至少三十日前通知，表示無意續期。下表概述英特爾與本集團訂立的代理協議的主要條款：

協議日期：	一九九九年六月二十六日
續約日期：	每年一月一日
續約程序：	自動續約，除非任何一方通知另一方，表示不再續約。每年續約前無須以正式函件或會議作實
地區：	香港及中國

產品： 盒裝CPU、盒裝主機板及網絡產品

付款期限： 發票日期起計45日內

主要責任：

英特爾責任

- 英特爾向本集團免費提供合理數量的培訓材料以及其產品的銷售支援
- 英特爾向本集團免費提供定期培訓及支援，並推供本集團內部使用的市場營銷培訓材料
- 英特爾免費提供合理的電話技術支援，以助本集團支援客戶

本集團責任

- 本集團設立及維持有效率的銷售隊伍，以加強銷售工作，以及為分銷產品提供市場營銷、分銷、保養及支援服務
- 本集團以公平、一視同仁的價格以及條款出售產品
- 本集團直接及僅從英特爾或英特爾認可的代理商購貨
- 本集團盡其最大努力引進英特爾產品、促進英特爾產品的銷售，為產品爭取訂單，並達到銷售指標

英特爾或宏恩可隨時在無需任何理由下預先發出90日通知將代理協議終止。此外，英特爾可在某些事件發生後終止代理協議，茲將此類事件概括如下：

終止事件	英特爾發出書面通知後終止協議限期
(1) 宏恩在正常情況下停業、無力償債、為債權人作出一般轉讓、遭受或准許委任破產管理人接管其業務或資產、或利用或遭受涉及無力償債或保障債權人權利法規的任何訴訟	即時
(2) 宏恩未能履行代理協議項下有關商標或保密的責任	即時
(3) 宏恩未能根據代理協議支付任何款項	10日
(4) 宏恩與任何其他實體合併、重組為任何其他實體或被任何其他實體收購*(註)*	30日
(5) 宏恩嚴重違反代理協議的條款	30日

註：本公司已取得英特爾的同意進行集團重組。

截至最後實際可行日期，本集團與英特爾的業務關係並無經歷諸如代理協議改動及終止等改變。

本集團從事電腦組件和資訊科技產品的分銷業務，截至二零零零十二月三十一日止三個年度和截至二零零一年三月三十一日止三個月的CPU銷售額分別佔本集團分銷營業總額約93.6%、87.0%、89.5%和93.6%。鑒於目前全球CPU市場由英特爾主導(二零零一年第一季度佔全球市場份額約91.0%)，董事相信，向英特爾採購產品對本集團的業務增長和市場份額的擴大可帶來最大利益。

雖然本集團在營業記錄期間極之倚賴英特爾產品的分銷，但董事相信，英特爾與本集團之間的關係對雙方有着很大的重要性。董事認為，中國市場被視為英特爾在亞太區中最重要的市場之一。目前，英特爾委任了5家授權總代理，管理國內5,000多家非獨家英特爾經銷商。在本集團與英特爾建立業務合作期間，英特爾視本集團為首要的中港總代理之一。

一九九九年，本集團在分銷英特爾網卡和盒裝主機板方面均為英特爾在亞太區的第一大代理商。二零零零年當年及二零零一年第一季度及第二季度，本集團被視為英特爾亞太區盒裝CPU銷售其中最大的英特爾總代理之一。基於中國市場的重要性，董事相信，繼續維持與本集團的合作關係，對於英特爾的亞太區市場拓展計劃是成功的關鍵因素。

在不久的將來，儘管英特爾仍會是本集團的最大供應商，本集團的長遠業務目標是將業務重點擴展至提供電子啓動方案，以及成為亞太區電腦組件和資訊科技產品的主導增值代理商。為達到這目標，本集團自二零零一年初以來已將分銷業務多元化，並從惠普、F5 Networks、Epicor和MBR等其他知名軟硬件開發商商取得多項分銷權，多元化的目的是擴大本集團網絡基建產品類型，自建電子啓動方案品牌，利用這些開發商在不同應用技術的專長，合成適應本集團客戶特定需要的全面方案。董事預期，本集團將會不斷拓寬其產品基礎，務求為範圍不斷擴大的客戶群提供更好的服務，因此，預計日後銷售英特爾產品對本集團總營業額的貢獻將會日漸減少。

中國加入世貿後所帶來的影響

資訊科技產品的分銷網

中國加入世貿在即，董事相信，由此可為外國經商人士和投資者帶來不絕的商機。不少外國資訊科技產品供應商和生產商均鋭意打入中國市場，為此物色最合適的分銷夥伴。董事相信，本集團是他們的最佳選擇之一。此外，預計中國加入世貿後不久將會解除現時對外商在國內進行分銷活動的限制，預料可為本集團日後在中國建立直接銷售及分銷業務和延伸分銷網絡帶來良機。況且，預計日後進口税和增值税的下降將可降低本集團產品的價格，增強本集團產品與國內開發商的產品競爭的能力，從而使本集團能取得更大的市場份額。

發展電子商務的莫大良機

本集團正鞏固其電子啓動方案業務。董事預計中國加入世貿後，在外國投資增加下，國內電子商務活動和互聯網服務勢必擴張，市場對這類產品的需求將會增加。此外，董事相信，中國向外國投資者開放市場有助外國公司在中國落地生根，刺激市場對資訊科技產品和技術諮詢服務的需求。

與英特爾的關係

董事認為，全球半導體產品的主導製造商英特爾，主要從事生產和產品開發，預計英特爾日後仍會極之倚賴其授權總代理作為全球產品銷售的主要渠道。董事相信，待中國加入世貿後，中國的分銷市場勢將逐步開放，而英特爾將會繼續委託授權總代理在中國進行產品分銷。董事預料，英特爾不會因中國加入世貿而改變目前的分銷安排，因而不會從其分銷鏈中剔除授權總代理，原因是英特爾在美國及香港等直銷不受限制的已發展市場中一直起用這些授權總代理，作為主要的分銷渠道。因此，董事相信，中國加入世貿不會影響本集團與英特爾的關係。

關連人士交易

泓磊實業和辰鎧國際均為民營企業，分別在一九八九年二月一日和一九八八年十一月十七日於台灣註冊成立，游先生分別擁有兩公司的44%和30%股權。泓磊實業和辰鎧國際的其他股東包括游先生的家庭成員，他們合共持有泓磊實業56%和辰鎧國際50%的股權。泓磊實業和辰鎧國際均由游先生其中一位姐妹經營，兩者均在台灣分銷資訊科技產品和電腦組件。營業記錄期間本集團從泓磊實業所得的銷售額和這些交易所帶來的毛利概括如下：

	截至十二月三十一日止年度						截至三月三十一日止三個月	
	一九九八年		一九九九年		二零零零年		二零零一年	
	千港元	*佔總額百分比*	千港元	*佔總額百分比*	千港元	*佔總額百分比*	千港元	*佔總額百分比*
銷售額	108,464	18.7	54,236	7.2	1,049	0.1	—	—
未計回贈前毛利	1,074	6.9	537	1.6	10	≈0.0	—	—
計及回贈後毛利	3,617	23.3	2,129	6.4	52	≈0.0	—	—

就上述交易而言，本集團並無任何呆壞賬。截至一九九九年十二月三十一日止兩個年度，本集團向泓磊實業購貨的數額分別約64,200,000港元和5,700,000港元，分別佔本集團同期的總銷售成本約11.4%和0.8%。除上文所披露外，營業記錄期間及截至最後實際可行日期並無其他董事擁有權益的公司與本集團有任何貿易關係。本集團與泓磊實業自二零零零年八月起再無進行關連人士交易。

營業記錄期間所有關連人士交易均循本集團日常業務按公平合理的條款訂立。董事確認，自二零零零年八月起再無亦不會進行上述關連人士交易。

關連交易

本集團在營業記錄期間曾進行若干關連人士交易。董事確認，除以下披露外，本售股章程附錄一會計師報告所述各項關連人士交易均已在二零零零年八月停止。以下持續由本集團進行的交易在股份於聯交所上市後仍會繼續：

游先生與本集團之間的租約

二零零一年四月一日，本公司主席兼控權股東游先生與本集團訂立租約，有關租賃物業位於台灣台北市中山區復興北路488弄2巷3號1樓，由泓磊國際科技股份有限公司用作在台灣的聯絡分處。本集團設在台灣的聯絡分處屬代辦處，主要替本集團聯繫希望在中國發展業務的台灣資訊科技供應商。根據租約，本集團須支付月租20,000新台幣(5,000港元)，由二零零一年四月一日至二零零三年三月三十一日，為期兩年。

董事(包括獨立非執行董事)和保薦人認為，上述持續進行的交易是循本集團日常經營的業務按正常商業條款公平協定，既公平合理，且符合本公司全體股東的利益。

游先生在股份上市後仍是本公司的關連人士。因此，上述交易根據上市規則將會構成持續關連交易，視交易額而定一般須予以披露，事先亦須取得本公司獨立股東批准。由於上述交易每年涉及的價款並無超出上市規則第14.24條規定的限額，因此上述交易獲豁免按常情須予呈報、公佈和取得股東批准的規定。

董事確認，倘若上述交易每年涉及的價款或新增的持續關連交易每年價款超出上市規則第14.24條規定的限額，則本集團將會依足上市規則的規定。

不競爭承諾

由於泓磊實業和辰鎧國際的業務主要限於在台分銷資訊科技產品和電腦組件，而本集團則在中港兩地經營分銷和電子啟動方案業務，董事相信，泓磊實業和辰鎧國際不會與本集團現有和日後的業務競爭。

根據游先生、泓磊實業、辰鎧國際各自與本公司在二零零一年八月九日訂立的不競爭承諾(「承諾」)，游先生、泓磊實業和辰鎧國際分別向本公司作出不可撤銷的承諾，表明本人或其聯繫人士由承諾日起不會：

(a) 直接或間接從事、參予或介入與本集團現有業務或本集團日後可能從事的業務競爭的任何業務，或持有其中任何權利或權益，或向此類業務提供服務(不論是否屬所有人、經理人、經營者、許可授權人、許可使用人、放款人、合夥人、合資經營者、僱員、顧問或其他身份)；

(b) 直接或間接採取任何侵擾或干擾本集團業務之行動，包括但不限於招攬本集團客戶或人員。

承諾將一直有效，除非及直至泓磊實業及／或辰鎧國際不再是本公司任何董事、主要行政人員或主要股東的聯繫人士。

泓磊實業和辰鎧國際不列作本集團成員的原因是兩公司由獨立於本集團的管理層經營。兩者擬在台灣專注於電腦組件和資訊科技產品的傳統分銷業務。此外，董事認為，與中港市場相比，台灣市場正在整固中，而在市場競爭激烈下，利潤倒退，增長潛力薄弱。

根據承諾，泓磊實業和辰鎧國際的業務僅會限於台灣市場，因而不可打進本集團目前在中港兩地的市場，而在適當時，亦不可打進泰國、越南、印度、菲律賓等本集團在亞洲區的其他潛在市場，縱使就拓展這些市場而言，本集團目前並無具體計劃，亦無訂立任何協議。

執行董事

游本宏先生，37歲，本集團創辦人兼本公司主席。在一九九五年創立本集團前，游先生於台灣從事電腦零件分銷業務。在台灣及香港從事電腦零件分銷業務約達12年。游先生負責本集團之整體管理及策略規劃。

陳麗絮女士，41歲，本集團副主席，負責本集團之香港銷售及市場推廣業務。陳女士於國立臺灣海洋學院畢業。於一九九八年五月加盟本集團之前，陳女士在電子產品銷售及市場推廣方面積逾12年經驗。

陳志明先生，41歲，本集團行政總裁兼董事總經理，負責本集團之中國業務。陳先生持有台灣國立中興大學理工學院之應用數學學士學位。於二零零一年六月加盟本集團之前，陳先生在多間軟件供應商擔任要職，並積逾15年銷售經驗。

余志明先生，43歲，本集團營運總監，主要負責監督本集團之電子啟動方案集成項目，並為本集團建立策略聯盟。余先生持有香港中文大學工商管理學學士學位，曾於香港多間國際銀行擔任要職，並積逾13年之企業銀行經驗。離開銀行業後，余先生出任一間系統集成公司及國際品牌網絡產品主要中國代理商之總經理一職達4年。余先生於二零零零年八月加盟本集團。

獨立非執行董事

劉助博士，52歲，Base Technology Group Inc.之主席兼行政總裁。劉博士為西班牙馬拉加科學園國際協會總部之國際董事會、聯交所創業板上市委員會及香港Innovation and Technology Fund審查委員會(全面支援基金)之其中一位成員，以及香港Research Grants Council Co-operation Research Centres Sub-Committee之主席，亦為英國劍橋大學之客座學者。劉博士持有美國Syracuse University之哲學博士學位。於二零零一年八月二十九日，劉博士獲委任為本公司之獨立非執行董事。

胡競英女士，42歲，Netdirect Incorporation之行政總裁兼Fee Tang (China) Production Limited之董事，持有台灣國立大學學士學位(主修外語)、美國Barry University之科學碩士學位及美國Florida International University之工商管理碩士學位。胡女士為美國馬里蘭州Association of Chartered Certified Accountants之資深會員及香港會計師公會會員，亦為美國執業會計師，在會計及財務方面積逾9年經驗。胡女士於二零零一年八月二十九日獲委任為本公司之獨立非執行董事。

審核委員會

本公司已於二零零一年八月二十九日成立審核委員會，根據上市規則之最佳應用守則制訂其職權範圍。審核委員會之主要職責是審閱及監管本集團之財政滙報程序及內部監控制度。

本公司之審核委員會由劉助博士及胡競英女士(兩者均為獨立非執行董事)組成。

公司秘書

鍾偉文先生為本公司之公司秘書。有關其個人資料請參閱以下「高級管理層」一段。

高級管理層

鍾偉文先生，37歲，本集團之財務總監，持有香港城市大學之國際商業管理學碩士學位及香港大學之社會科學(榮譽)學士學位(主修經濟)。鍾先生為英國特許公認會計師公會資深會員及香港會計師公會會員。於二零零零年九月加盟本集團之前，鍾先生為一間國際會計師行之經理。

何純文先生，43歲，本集團之營業總監兼網絡基建解決方案部主管。何先生持有台灣私立淡江大學之電腦科學學士學位，擁有逾17年資訊科技經驗，並於台灣多間系統集成公司擔任要職。此外亦在軟件發展、銷售、市場推廣、項目管理及產品管理方面具有廣泛經驗。何先生於二零零一年一月加盟本集團。

吳麗芬女士，29歲，本集團中國業務之高級專業人員，持有台灣私立輔仁大學之外語學士學位(主修德文)。於一九九八年加盟本集團之前，吳女士在分銷渠道規劃及管理方面累積3年經驗，現時負責本集團中國市場之整體管理及職員培訓。

段嘉尚先生，31歲，本集團之產品市場推廣總監，持有台灣國立成功大學之工商管理碩士學位。段先生於二零零零年三月加盟本集團。

蘇憶強先生，34歲，本集團之銷售及市場推廣之銷售總監。蘇先生於台灣私立淡江大學畢業，主修機電工程，並於一九九九年七月加盟本集團。

李維信先生，40歲，本集團之產品經理。李先生於國立台灣工業技術學院畢業，並於二零零零年一月加盟本集團。

鍾曉虹女士，28歲，本集團香港業務之財務經理，持有香港城市大學會計學學士學位。鍾女士為英國特許公認會計師公會及香港會計師公會會員。於二零零零年七月加盟本集團之前，鍾女士為一間國際會計師行之助理核數經理。

蘇曉彤女士，30歲，本集團香港業務部之財務經理。蘇女士持有澳洲坎培拉大學會計學商學士學位，具備澳洲執業會計師公會之執業會計師資格，並為香港會計師公會會員。於二零零一年八月加盟本集團前，蘇女士曾任一家執業會計師行之核數經理及一家上市公司之財務副經理。

董事酬金

截至二零零零年十二月三十一日止年度，執行董事所獲酬金總額(包括薪金及實物利益)為5,900,000港元。

根據現行生效之安排，截至二零零一年十二月三十一日止年度應付董事之酬金總額(包括福利及供款惟不包括酌情花紅)估計約為6,800,000港元。

截至二零零零年十二月三十一日止年度，本集團五位最高薪人士包括一名董事。截至二零零零年十二月三十一日止年度應付董事以外僱員之薪金總額分約為2,000,000港元。

職員

於最後實際可行日期，本集團於下列各部門共有58名職員：

部門	數目
管理及行政	7
財務及會計	7
銷售及市場推廣	17
物流	8
研究及發展	2
技術支援／顧問	15
其他	2
總數	58

與僱員之關係

董事認為本集團與僱員維持良好工作關係，在招聘及挽留資深職員方面從未遇上任何重大困難，而本集團亦從未因勞資糾紛而導致營運受阻。

退休金計劃

本集團與其於中國之僱員參與一項由國家監管之退休金計劃，據此，本集團及其僱員向計劃供款。本集團及每名僱員目前每月須支付的供款分別相等於僱員上年平均月薪之22.5%及6%。營業記錄期間本集團並無向由中國政府監管之退休金計劃供款。

在香港，本集團根據香港法例第485章強制性公積金計劃條例所載之強制性公積金規定成立一項退休計劃，香港本地僱員及僱主均須按月薪之5%供款(每名僱員及本集團之供款上限為1,000元)。

購股權計劃

本集團已有條件採納購股權計劃，而根據購股權計劃，本集團之全職僱員(包括執行董事、非執行董事及獨立非執行董事)可獲授予購股權以認購股份。購股權計劃之主要條款概列於本售股章程附錄五「購股權計劃」一節。

於緊隨股份發售及資本化發行完成後並在不計及超額配股權下可能獲認購之股份下，據董事所知，下列人士將直接或間接擁有本公司任何股東大會之10%或以上投票權：

姓名	股份數目	投票權百分比
E-Career *(附註)*	1,200,000,000	75.0%
游先生	1,200,000,000	75.0%

附註：

E-Career之全部已發行股本由游先生實益擁有，因此，游先生被視為於E-Career擁有之1,200,000,000股股份中佔有權益。

倘超額配股權獲悉數行使並計及股份發售下可能獲認購之股份，上述股東在緊隨股份發售及資本化發行完成後於本公司已發行股本權益將為如下：

姓名	股份數目	投票權百分比
E-Career *(附註)*	1,140,000,000	71.25%
游先生	1,140,000,000	71.25%

附註：

E-Career 之全部已發行股本由游先生實益擁有，因此，游先生被視為於E-Career擁有之1,140,000,000股股份中佔有權益。

股　本

法定股本：		*港元*
10,000,000,000	股股份	100,000,000

已繳足或入賬列為繳足之已發行及將予發行股本：

20,000,000	股於本配售章程刊發日期已發行之股份	200,000
320,000,000	股根據股份發售將予發行之新股	3,200,000
1,260,000,000	股根據資本化發行將予發行之股份	12,600,000
1,600,000,000	股股份	16,000,000

附註：

1. 假設

上表假設股份發售及資本化發行成為無條件並據此發行股份。

上表並無計及因行使購股權計劃所授出之購股權或根據上文附註4及5授予董事配發及發行或購回股份之一般授權而可予配發及發行或由本公司購回之任何股份。

2. 權益

股份發售項下將予發行之新股在各方面將與本售股章程所述已發行之所有其他股份享有同等權益，惟根據資本化發行之配額除外。新股將享有就股份所宣派、作出或派付之一切股息或其他分派，惟根據資本化發行之配額除外。

3. 購股權計劃

本公司已有條件採納購股權計劃。購股權計劃之主要條款概要載於本配售章程附錄五「購股權計劃」一節。

根據購股權計劃，本集團全職僱員(包括本集團執行董事、非執行董事及獨立非執行董事)可獲授予購股權該等購股權賦予彼等權利認購股份，認購上限為股份於聯交所上市時本公司已發行股本之30%(倘與本公司任何其他購股權計劃所涉及之任何證券合計)。

4. 發行新股之一般授權

董事已獲授予一般授權，以配發、發行及處理總面值不超逾下列各項總和之股份：

1. 緊隨股份發售及資本化發行完成後本公司已發行股本總面值之20%；及

2. 本公司根據下文附註5所述授權所購回本身股本之總面值。

此項一般授權乃董事根據供股、以股代息或類似安排(即准予根據本公司之公司組織章程細則或於行使根據購股權計劃授予之購股權時以配發及發行股份全部或部份取代股息)而配發、發行或處理股份之進一步權力。

此項一般授權將於下列三者中之最早日期屆滿：

— 本公司下屆股東週年大會結束時；或

— 任何適用法例或本公司之公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時；或

— 本公司股東在股東大會上以普通決議案修訂或撤銷授權時。

有關上述一般授權之其他資料，載於本售股章程附錄五「有關本公司股東及其附屬公司之其他資料」一節「本公司唯一股東於二零零一年八月二十九日通過之書面決議案」一段。

5. 購回股份之一般授權

董事已獲授予一般授權，行使本公司一切權力，購回總面值不超逾緊隨股份發售及資本化發行完成後本公司已發行股本面值總額10%之股份。

此項一般授權僅與在聯交所或股份掛牌上市之任何其他證券交易所(並已就此獲證券及期貨事務監察委員會及聯交所認可)進行之購回事宜有關，並須按照上市規則規定進行。有關上市規則之概要，載於本售股章程附錄五「有關本公司股東及其附屬公司之其他資料」一節「本公司購回其本身證券」一段。

此項一般授權將於下列三者中之最早日期屆滿：

— 本公司下屆股東週年大會結束時；或

— 任何適用法例或本公司之公司組織章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時；或

— 本公司股東在股東大會上以普通決議案修訂或撤銷授權時。

債務

借貸

截至二零零一年九月三十日(即本售股章程付印前就編製債務聲明之最後實際可行日期),本集團未償還之銀行借貸約89,000,000港元,均以本集團之銀行存款作抵押及個人作擔保。

抵押

截至二零零一年九月三十日,本集團可供使用之銀行信貸約201,000,000港元,分別以下列各項作抵押:

(i) 本集團合共以約81,000,000港元之銀行存款作法定押記;

(ii) 游先生之私人擔保;

(iii) 游先生及Chao Wei Neng(宏恩董事及游先生之姐夫)共同及個別作出之私人擔保;

(iv) 泓磊實業之承付票;及

(v) 本集團旗下公司間簽立之公司擔保。

根據本集團與一主要供應商訂立之代理協議,本集團就其結欠之款額以供應之存貨收益(包括應收賬款)作抵押向該主要供應商作擔保。於二零零一年九月三十日用作有關抵押之資產合計約327,000,000港元。

擔保解除

有關銀行已同意,上列(ii)、(iii)及(iv)項之私人擔保及承付票將於股份在聯交所上市時解除,並以公司擔保及/或本公司或本集團成員公司之其他抵押品取代。

免責聲明

除上文所述及集團內公司之間之負債外,截至於二零零一年九月三十日營業時間結束時,並無任何未償還及已獲批准或已增設惟尚未發行之借貸股本或債券、按揭、抵押、銀行透支、承兑負債或其他類似之負債或承兑信貸或租購承擔、財務租約承擔、擔保或其他重大或然負債。

董事確認,本集團之負債或或然負債自二零零一年九月三十日以來並無重大變動。

根據上市規則第19項應用指引之披露

由一九九六年六月一日至最後實際可行日期，本集團並無向任何機構借出超逾本集團經審核綜合有形資產淨值25%之墊款，亦並無向其聯屬公司提供超逾本集團經審核綜合有形資產淨值25%之財務資助及擔保，控股股東並無抵押其任何股份，以擔保本集團之債務、擔保或支持其他承擔，且本集團亦無訂立任何貸款協議規定控股股東承擔特定履約責任。董事並不知悉任何根據上市規則第19項應用指引須作披露之情況。

流動資金、財務資源及股本結構

流動資產淨值

本集團於二零零一年九月三十日(即就本聲明而言之最後實際可行日期)之流動資產淨額約為149,600,000港元。流動資產包括手持及存放於銀行之現金約121,900,000港元及存貨約246,000,000港元，以及應收賬款、預付款項及其他應收賬款約257,500,000港元。本集團之流動負債包括短期銀行貸款約89,000,000港元、應付賬款、應計款項及其他應付賬款約350,100,000港元、應付稅款約28,900,000港元及應付股息7,800,000港元。

營業記錄

以下乃本集團截至二零零零年十二月三十一日止三個年度及截至二零零一年三月三十一日止三個月之經審核合併業績之概要，摘自本售股章程附錄一所載會計師報告。

		截至十二月三十一日止年度			截至二零零一年三月三十一日止
		一九九八年	一九九九年	二零零零年	三個月
	附註	港元	千港元	千港元	千港元
營業額		580,097	750,432	978,667	307,830
銷售成本		(564,599)	(716,954)	(865,204)	(273,014)
毛利		15,498	33,478	113,463	34,816
其他收入	1	2,792	3,961	3,010	1,517
分銷成本		(4,828)	(3,390)	(6,420)	(2,073)
行政開支		(5,749)	(4,142)	(13,634)	(4,802)
經營溢利		7,713	29,907	96,419	29,458
財務費用		—	(22)	(588)	(954)
稅前溢利		7,713	29,885	95,831	28,504
稅項		(1,346)	(4,200)	(14,883)	(4.400)
股東應佔溢利		6,367	25,685	80,948	24,104
股息	2	—	—	—	—
每股盈利	3	0.005	0.020	0.063	0.019

附註：

1. 本集團於營業記錄期間之其他收入主要為銀行存款利息。

2. 於二零零一年六月宏恩曾宣派特別股息60,000,000港元，並於股份發售前支付予當時之唯一股東游先生，該筆特別股息乃從宏恩之累計可分配利潤中支付，由內部資源撥付。上述支付之特別股息不代表本公司之派息政策。

3. 每股盈利乃按營業記錄期間之股東應佔溢利計算以及(假設完成以資本化配發及發行股份)營業記錄期間之已發行及可發行股份為1,280,000,000股。

根據上市規則第8.06條規定，申報會計師所滙報之財政期不得以遠於本售股章程前六個月以上之日期作結算。申報會報師在會計師報告內申請之財政期為截至二零零一年三月三十一日，乃遠於本售股章程日期前六個月。本公司已徵求並取得聯交所豁免嚴格遵守此項規定。董事確認，彼等對本集團已作出充份之盡職審查，以確保除在此所作之披露外，自二零零一年三月三十一日起直至本售股章程刊發之日，本集團之財政狀況並無重大逆轉，亦無發生任何可對本售股章程附錄一會計師報告所示資料產生重大影響之事件。

概覽

本集團是中港兩地分銷電腦組件及資訊科技產品的佼佼者之一，同時在兩地提供綜合電子啟動方案，本集團分銷之產品計有盒裝CPU、盒裝主機板、網絡產品及其他電腦周邊設備，而本集團提供之方案包括EBNI方案及ASEP方案。以下各段講述董事就本集團營業記錄期間財務業績之討論。

截至一九九八年十二月三十一日止財政年度

本集團之營業額及除税前溢利分別約為580,100,000港元及7,700,000港元。本集團總營業額中，約96.2%來自分銷業務，提供電子啟動方案佔總營業額約3.8%。本集團毛利率約2.7%，而首年推出之電子啟動方案業務出現輕微虧損。一九九八年之股東應佔本集團溢利約為6,400,000港元，而邊際純利則為約1.1%。

於一九九八年，本集團應收賬款週轉日數及應付賬款週轉日數分別約為72日及101日。事實上，由於本集團於臨近年底時進行大量採購(有關採購於年度結束後付款)，以應付一九九八年第四季度末對產品之高需求，本集團獲其主要供應商授予為期45日之信貸付款期。

本期內，本集團之營運資金來自內部資源及由供應商給予之備用信貸。

截至一九九九年十二月三十一日止財政年度

本集團之總營業額約為750,400,000港元，較去年增加約29.4%。本集團總營業額中，分銷業務及電子啟動方案業務分別佔約95.1%及4.9%。營業額上升，主要是本集團在一九九九年年中擴展香港市場以及電子啟動方案需求上升所致。此外，來自本集團CPU分銷業務之營業額由一九九八年約522,400,000港元上升約18.8%，至一九九九年達約620,700,000港元。出現此等上升之主要乃由於中國對個人電腦之需求上升所致。來自提供電子啟動方案之營業額由一九九八年約21,900,000港元上升至一九九九年約36,600,000港元。

本集團之毛利由一九九八年約15,500,000港元上升至一九九九年約33,500,000港元，升幅約達116.1%。中國國內對電腦晶片需求上升，以及香港市場擴展導致CPU銷售上升，乃推動毛利上升之主要原因。在取得更多經驗及市場確認後，本集團從電子啟動方案業務實現毛利約6,600,000港元，一九九八年則虧損約500,000港元。

本集團之邊際毛利由一九九八年約2.7%改善至一九九九年之約4.6%。分銷業務邊際毛利之升幅尤為明顯，由一九九八年約2.9%上升至一九九九年約3.8%。出現改善之原因是供應商競爭劇烈，給予本集團更多採購折扣及回贈作推廣之用。電子啟動方案業務之邊際毛利約為18.1%，而一九九八年之總虧損約2.2%。毛利率之改善主因為電子啓動方案業務營業額提高所達致之規模經濟效益。

本集團於一九九九年之除税前溢利達約29,900,000港元，較去年上升約287.4%。經營開支則較去年下降約28.8%。一九九八年，本集團經營開支其中一大部份用於建立中國業務網絡(包括向英特爾經銷商及增值分銷商打通了委託銷售之渠道，並向兩者講解營銷工作及介紹產品)及銷售渠道以及在香港推廣英特爾產品。自一九九九年年中起成為英特爾授權香港總代理後，本集團可借助英特爾之推廣力量，減低其在香港之推廣支出預算，同時，隨着在中國成功建立業務網絡及分銷渠道，本集團能顯著減少二零零零年之經營開支。收益增加以及經營開支下降，導致邊際純利由一九九八年約1.1%增加至一九九九年約3.4%。

由於貿易業務及應收賬款之升幅仍然相對地平穩，本集團之應收賬款週轉日數降低至約47日。本集團之應付賬款週轉日數亦較去年低，約83日。

本期內，本集團之營運資金來自內部資源及由供應商給予之備用信貸。

截至二零零零年十二月三十一日止財政年度年度

本集團之營業額約為978,700,000港元，較去年上升約30.4%，乃由於香港及中國對CPU及網絡基建產品之市場需求大增所致。本集團之分銷業務及電子啟動方案業務分別佔總營業額約90.2%及9.8%。

本集團之毛利由一九九九年約33,500,000港元上升至二零零零年約113,500,000港元。來自分銷業務之毛利較一九九九年財政年度上升約239.0%，因為中港個人電腦需求上升以及本集團主要供應商給予之採購折扣及回贈增加，此數額由一九九九年約23,900,000港元增加至二零零零年約46,400,000港元，升幅為94.0%。根據本集團之會計政策，採購折扣(包括回贈)乃列作本集團銷售成本之一部份，故此對邊際毛利有所影響。因此，分銷業務及電子啟動方案業務之邊際毛利分別上升至約10.3%及23.4%。

本集團之整體邊際毛利亦由一九九九年約4.5%上升至二零零零年約11.6%。上升之主要原因為(i)CPU之平均採購成本在二零零零年首季度降低；(ii)本集團之主要供應商於二零零零年下半年給予更優惠之折扣及回贈計劃以及主要製造商競爭激烈；及(iii)主要供應商因本集團達成銷售目標而增加回贈。

經營開支由一九九九年財政年度約7,500,000港元增加至二零零零年約20,100,000港元，主要由於薪金支出由一九九九年約4,600,000港元上升至二零零零年約14,600,000港元。本集團於二零零零年財政年度增聘20多名員工(特別是市場推廣及顧問方面之員工)，並提高各員工之整體薪酬福利，以應付日後之商機及發展。

由於營業額增加，以及邊際毛利有所改善，除税後溢利由約29,900,000港元增加至約95,800,000港元，而純利率則由約3.4%增至約8.3%。應收賬款及應付賬款均有增加，因此本集團錄得較長之應收賬款及應付賬款結欠日，分別約為83日及117日。

本集團之營運資金來自內部資源，其供應商所給予之備用信貸以及其往來銀行所提供之銀行信貸。本期內，本集團動用了約55,300,000港元之銀行信貸，並於二零零零年十二月全數償還。。

截至二零零一年三月三十一日止三個月

本集團之營業額約為307,800,000港元，按年度計算較去年增加約25.8%。分銷業務及電子啟動方案業務則分別佔本集團總營業額約94.7%及5.3%。

於截至二零零一年三月三十一日止三個月，毛利約為34,800,000港元。毛利上升主要為由於CPU銷售穩步增加所致。分銷業務及電子啟動方案業務之毛利分別約28,500,000港元及約6,300,000港元。本集團之邊際毛利約為11.3%，與二零零零年度相若。

本集團之除税前溢利約28,500,000港元，而經營開支則約為6,900,000港元，薪金支出佔去其中之5,300,000港元。於截至二零零一年三月三十一日止三個月，本集團並無宣派任何股息。

期內應收賬款結欠日減至約72日，此乃由於本集團致力收回客戶應付貿易賬款。同期本集團之應付賬款結欠日微降至約112日。

本集團之營運資金來自內部資源，其供應商所給予之備用信貸及其往來銀行提供之銀行信貸。期內，本集團動用銀行信貸約97,900,000港元，而期終未償還之銀行借款金額約為52,700,000港元。

特別股息

於二零零一年六月宏恩曾宣派特別股息60,000,000港元，並於股份發售前支付予唯一股東游先生，該筆特別股息乃從宏恩之累計可分配利潤中支付，由內部資源撥付。上述支付之特別股息不代表本公司之派息政策。

股份發售完成後，本集團之重點乃將盈利留作資本增長和擴展之用。股息宣派與否及股息額由董事酌情決定，並視(其中包括)本集團之盈利、財政狀況、現金供需情況以及董事認為有關之其他因素而定。

董事預料，日後倘派發中期及末期股息，將分別於每年八月及五月派發，而中期股息一般佔全年預計股息總額約三分之一。

關連人士交易

本集團從泓磊實業所得之銷售額及此等貿易活動所帶來之毛利概括如下：

	截至十二月三十一日止年度						截至二零零一年三月三十一日止三個月	
	一九九八年		一九九九年		二零零零年			
	千港元	佔總額百分比	千港元	佔總額百分比	千港元	佔總額百分比	千港元	佔總額百分比
銷售額	108,464	18.7	54,236	7.2	1,049	0.1	—	—
未計回贈前毛利	1,074	6.9	537	1.6	10	≈0.0	—	—
計及回贈後毛利	3,617	23.3	2,129	6.4	52	≈0.0	—	—

就上述交易而言，本集團並無出現任何呆壞賬。截至一九九九年十二月三十一日止兩個年度，本集團向泓磊實業購貨之數額分別約64,200,000港元和5,700,000港元，分別佔本集團同期之總銷售成本約11.4%和0.8%。截至二零零零年十二月三十一日止年度及截至二零零一年三月三十一日止三個月，本集團並無向泓磊實業購貨。

營業記錄期間所有關連人士交易均循本集團日常業務按公平合理之條款訂立。董事確認，自二零零零年八月起再無亦不會進行上述關連人士交易。

稅項

香港利得稅已於有關期間內作出撥備。於中國經營業務之附屬公司之所得稅，則於各個有關期間根據當時法律、詮釋及慣例，按適用之稅率作出撥備。由於本集團在中國之附屬公司亞邦電腦國際貿易(上海)有限公司於營業記錄期間並無盈利，因而並不享有《外交橋保稅區規則》(上海市人民代表大會於一九九六年十二月二十日就設在上海外交橋保稅區之企業頒布)所給予之稅務優惠。

物業權益

物業估值

於二零零一年六月三十日，本集團並無擁有任何物業權益。本集團租用之物業已由獨立物業估值公司卓德測計師行有限公司評值，有關函件、估值概要及估值證書載於本售股章程附錄三。

溢利預測、股息及營運資金

溢利預測

董事預測，在無不可預見環境之情況下，根據本售股章程附錄二所載之基準，截至二零零一年十二月三十一日止年度之合併純利將不會低於113,000,000港元。董事並不知悉任何可能於截至二零零一年十二月三十一日止年度內出現之特殊項目。本公司之核數師及保薦人就溢利預測所發出之函件全文載於本售股章程附錄二。

根據上述之溢利預測以及預計截至二零零一年十二月三十一日止年度內已發行股份之加權平均數為1,342,246,575股(未計入因行使根據購股權計劃授出之購股權而可能須予發行之股份)，預測每股盈利將為0.084港元，按發售價每股0.60港元計算，即加權平均市盈率為7.1倍。

按照備考全面攤薄基準並假設(i)本公司已自二零零一年一月一日起上市，並合共已發行1,600,000,000股股份(即緊隨股份發售完成後預期已發行股份之總數，且亦無計算因行使根據購股權計劃授出之購股權而可能須予發行之股份)；及(ii)發行新股所得款項淨額中應可賺取之利息收入約179,100,000港元(根據發售價每股0.60港元，並假設年利率1.0厘)，則每股預測盈利將為0.072港元，根據發售價每股0.60港元計算，即備考全面攤薄之市盈率為8.4倍。

股息

於二零零一年六月宏恩(前稱Arcon Industries)曾宣派特別股息60,000,000港元，並於公司上市前支付予唯一股東游先生，該筆特別股息乃從宏恩之累計可分配利潤中支付，由內部資源撥付。根據上述溢利預測並在未能預見之情況不存在下，董事目前擬建議派發截至二零零一年十二月三十一日止財政年度末期股息每股股份0.02港元。預計末期股息約於二零零二年五月派發。董事將優先考慮保留盈利作未來資本增長及本集團擴展之用，因此日後宣派股息及股息金額概由董事酌情決定，視乎本集團之盈利、財政狀況、現金供需以及董事認為有關之其他因素而定。董事預料，日後若派付任何中期及末期股息，將分別於每年八月及五月派付。

營運資金

董事認為，於計入本集團目前可予運用之信貸與現金結餘，以及預計從發行新股所獲得之款項淨額後，本集團具備足夠營運資金應付目前需要。

可供分派儲備

本公司於二零零一年三月三十一日並無可供分派予本公司股東之儲備。

中國法律及法規規定，外國獨資企業須撥出至少10%純利至儲備基金，直至該基金之結餘相等於該附屬公司註冊股半之一半為止。僱員花紅及福利基金之供款數額則由董事酌情決定。營業記錄期間，由於本集團之中國附屬公司仍未賺得任何盈利本集團並無撥用有關基金。

經調整有形資產淨值及經調整資產淨值

以下本集團經調整有形資產淨值報表乃根據本售股章程附錄一會計師報告內所載本集團於二零零一年三月三十一日之有形資產淨值計算，並已作出以下調整：

	按發售價0.60港元 *千港元*
本集團於二零零一年三月三十一日之經審核合併有形資產淨值	147,815
減：於二零零一年六月宣派之特別股息 *(附註1)*	(60,000)
加：截至二零零一年九月三十日止六個月之未經審核合併溢利 *(附註2)*	68,144
發行新股之預計所得款項淨額	179,100
經調整有形資產淨值	335,059
每股經調整有形資產淨值 *(附註3)*	0.21港元

附註：

1. 於二零零一年六月宏恩(前稱Arcon Industries)曾宣派特別股息60,000,000港元，並於股份發售前支付予唯一股東游先生，該筆特別股息乃從宏恩之累計可分配利潤中支付，由內部資源撥付。上述支付之特別股息不代表本公司之派息政策。

2. 截至二零零一年九月三十日止六個月，本集團錄得未經審核營業額及純利分別約671,000,000港元及約68,000,000港元。同期，本集團之邊際毛利及邊際純利分別達約14.7%及約10.2%。董事認為，本集團截至二零零一年九月三十日止六個月之財務業績並無重大波動。

3. 根據預期於股份發售結束後已發行之1,600,000,000股股份計算。

無重大不利變動

董事確認自二零零一年三月三十一日(即本集團最近期經審核綜合財務報表之編製日期)以來，本集團之財政、經營狀況或前景並無任何重大不利變動。

未來計劃及策略

企業業務策略

本集團之目標乃成為亞太區首屈一指之電腦組件、資訊科技及網絡產品總代理，以及擴展其於大中華地區提供電子商務啟動解決方案之能力。

儘管全球電腦組件及網絡產品市場之增長最近因美國經濟放緩而減慢，董事相信大中華地區(尤其是中國)電腦組件及網絡產品市場仍屬起步階段，預期於未來數年仍有長足增長。隨著中國加入世貿，董事相信進入中國市場之電腦硬件及軟件製造商將會增加。董事相信，本集團將可處於最有利位置，與該等公司組成合作聯盟，當該等公司可運用本集團現有分銷網絡之同時，本集團亦可擴闊其產品種類及收入來源，並提高其技術能力。

董事相信，提倡電腦及互聯網應用將使大中華地區市場(尤其是中國)對電腦組件、網絡產品及相關技術顧問服務之需求有所增加。面對來自本地及海外公司日趨強烈之競爭，本集團將透過擴大其產品來源，並同時拓展客戶基礎及發展提供電子商務啟動方案業務之技術能力，以尋求鞏固其目前於分銷業務之地位。

為達成本集團之業務目標，本集團計劃採取以下策略，使本集團可獲進一步發展：

業務策略

- ***加強本集團之分銷網絡及市場推廣渠道***

  隨著中國加入世貿，本集團擬藉著於中國各主要城市設立數家全資附屬公司或收購能力強、發展良好之公司，發展及擴充其分銷網絡。本集團亦將尋求機會發展海外市場，與現有及潛在之軟硬件供應商洽商分銷代理權，發展亞洲其他發展中國家(例如泰國、越南、印度及菲律賓等)。董事相信，亞洲區內之發展中國家對電腦組件及網絡產品之需求有龐大增長潛力。然而，就此項拓展工作而言，本集團目前並無具體計劃，亦無訂有任何協議。

- ***更佳地運用開發商支援及合作***

  本集團擬利用其穩固之分銷網絡及客戶基礎，與有能力提供增值服務軟硬件開發商加強合作，以增強本集團現時所提供之電子啟動方案。隨著中國市場之經濟發展及逐步開放，董事預計將

有更多海外硬件及軟件開發商致力尋求打入中國市場。該等開發商勢將尋求與在本地市場具有強大銷售網，並於分銷業務有良好往績之公司進行策略性合夥。

- ***增強電子啟動方案以及相關顧問及培訓服務之技術和研發能力***

董事相信，由於電子商務在中國正蓬勃發展，對電子啟動方案之需求將大幅增加。因此，本集團將透過與中國及香港之有關開發商及著名大學共同開展研究及培訓計劃，增強開發及提供電子啟動方案以及相關顧問及培訓服務之能力。事實上，本集團自二零零一年七月起已聯同香港理工大學、蘭州大學和中國科技大學合作開發電子啟動方案。

- ***發展企業形象及建立品牌***

由於最終用戶對產品之要求及期望日漸增加，董事相信只有優質之解決方案供應商方可在競爭激烈的資訊科技顧問市場內生存。董事亦相信與頂尖硬件及軟件開發商合作(例如合辦推廣及市場活動)，有助於本集團建立企業形象及市場信譽。本集團所提供之ASEP方案乃首項以本集團品牌集成及分銷之軟件為本電子商務方案。本集團擬將ASEP建立成具有信譽之品牌，使本集團成為提供優質服務之世界級電子啟動方案供應商。

- ***建立以互聯網為基礎之供應鏈管理平台***

本集團擬運用其穩固之客戶基礎及與供應商之關係，加強其以互聯網為基礎之供應鏈管理平台，以減輕傳統買賣之繁複程序。首期建設工作將特定之網上賬戶密碼發給若干個英特爾經銷商、增值分銷商及本集團其他客戶，使本集團能在互聯網上接受訂貨。待此項新推出之網上訂貨安排對有關之參與方更具吸引力時，本集團擬設立其他網上功能，加強其內部企業資源計劃系統及物流管理，倘本集團對此等建設工作感到滿意，而中國電子商務基建上之網上交易亦趨於成熟，本集團計劃在取得監管機構之批准後透過互聯網平台向現有及潛在客戶提供網上交易之渠道。董事相信，該平台不僅能令客戶透過互聯網進行買賣，亦可使供應商之存貨管理更具效率，董事亦相信，該平台亦將令本集團之營運流程更具效率。

股份發售之理由及所得款項用途

董事相信，發行新股所得款項淨額將有助本集團成功推行其業務策略建議，當中主要包括鞏固本集團分銷網及營銷渠道、加強提供先進電子啓動方案所需之技術及研究力量，以及建立本集團之企業及品牌形象等。

於扣除本公司所承擔有關發行新股之開支後，並以發售價為每股0.60港元計算，發行新股所得款項淨額估計約為179,100,000港元。本公司擬將所得款項淨額作下列用途：

(a) 約50,000,000港元用於擴展中國之分銷及物流管理網絡、發展企業形象及建立品牌；

(b) 約30,000,000港元用於聯同軟硬件開發商和中港兩地大學合作進行研發、設立培訓中心及提供技術支援與售後服務之設施；

(c) 約20,000,000港元用作增強提供及整合電子啟動方案及整合，軟件開發能力及有關顧問服務之質素；

(d) 約10,000,000港元將用於亞州其他發展中國家(例如泰國、越南、印度及菲律賓等)，建立分銷網絡；

(e) 約10,000,000港元用作建立以萬維網為基礎之供應鏈管理平台；及

(f) 餘額約59,100,000港元用作本公司之一般營運資金。

倘若發行新股所得款項淨額未被即時用作上述用途，董事將把發行新股所得款項淨額存放於香港之財務機構作短期存款。

包銷商

公開發售包銷商

京華山一國際(香港)有限公司

時富融資有限公司

漢宇融資(亞洲)有限公司

英明證券有限公司

大福證券有限公司

怡發證券有限公司

配售包銷商

京華山一國際(香港)有限公司

時富融資有限公司

漢宇融資(亞洲)有限公司

野村國際(香港)有限公司

英明證券有限公司

大福證券有限公司

怡發證券有限公司

包銷安排及費用

包銷安排

根據包銷協議，本公司(a)根據及受到公開發售項下本售股章程及有關申請表格之條款及條件之規限，提呈發售公開發售股份以供認購，及(b)根據有關配售之文件條款及條件，本公司提呈280,000,000股新股份以供認購而E-Career提呈出售股份以供銷售；上述各項均以發售價進行。此外，賣方已授予配售包銷商超額配股權，京華山一國際(以本身名義及代表配售包銷商)可於本售股章程日期起計30日內行使。

待(其中包括)本售股章程所述之已發行及將予發行股份獲聯交所上市委員會於二零零一年十一月十一日或之前或本公司及京華山一國際(代表本身及包銷商)同意之其他日期批准上市及買賣，(i)公開發售包銷商已個別同意，將根據本售股章程及有關申請表格之條款及條件認購，或促使他人認購彼等各自根據公開發售尚未獲認購之可供申請認購之現行發售之公開發售股份，及(ii)配售包銷商已個別同意，認購或促使他人認購配售股份。

終止之理由

倘於發售股份之股票寄發當日上午八時四十五分前發生若干事件(包括不可抗力事件)，則包銷商認購或購入或促使他人認購／購入發售股份之責任可予終止。倘若以下事件發生時，包銷商有權於該時間前隨時向本公司發出書面通知，即時終止其根據包銷協議須承擔之責任：

1.　倘形成、發生、出現或產生以下任何事件：—

(i) 在包銷商可控制範圍以外之事件或連串事件(包括但不限於政府措施、罷工、停工、火災、爆炸、水災、民亂、戰爭、天災或意外)，而京華山一國際(本身及代表包銷商)合理認為導致或可能導致包銷協議(包括包銷事項)任何部份未能根據其條款運作或有礙認購／轉讓及／或付款事宜根據股份發售或包銷事項進行；或

(ii) 地方、國家、國際、金融、經濟、股票市場、政治、軍事、工業、財政、監管或市場條件及事宜之任何變動(不論是否屬永久性)及／或災禍(包括聯交所證券買賣受到任何全面禁制、暫停或嚴重限制)，而京華山一國際(本身及代表包銷商)合理認為該等變動或災禍對股份發售之成功可造成或可能造成重大不利影響；或

(iii) 香港、英屬處女群島、開曼群島、中國或與本公司及其附屬公司有關之任何司法權區之任何新法例或法規，或現有法例或法規之變動或任何法庭或其他有效機關對法例或法規之詮釋或應用有變或任何相類事件，而京華山一國際(本身及代表包銷商)合理認為上述各項對本集團業務、財政狀況或前景造成及可能造成重大不利影響或預期可能對本集團業務、財政狀況或前景造成重大不利影響；或

(iv) 香港、英屬處女群島、開曼群島、中國或與本集團任何成員公司有關之任何其他司法權區之稅制或外滙管制(或實施任何外滙管制)之預期變動或事態發展，而京華山一國際(本身或代表包銷商)合理認為任何該等變動或事態發展或實施任何外滙管制對本集團任何成員公司或其現有或預期股東之身份可造成或可能造成重大不利影響，以致對股份發售之成功可構成或可能構成重大影響；或

(v) 本集團任何成員公司面臨任何第三者就本集團之業務、財務或經營提出之任何重大訴訟或索償。

2. 倘京華山一國際(代表其本身及包銷商)知悉：—

(i) 本售股章程或申請表格所載任何京華山一國際(本身及代表包銷商)合理認為主要之陳述在任何重大方面於該等文件刊發時乃屬或成為失實、不確或誤導；或

(ii) 發生或發現任何事宜，倘該等事宜於本售股章程刊發日期前夕發生或發現，則會導致有關文件出現京華山一國際(本身及代表包銷商)合理認為影響重大之遺漏；或

(iii) 包銷協議所載之任何保證遭到京華山一國際(本身及代表包銷商)認為任何重大之違反；或

(iv) 包銷協議各訂約方(包銷商除外)之任何應負責任遭到任何重大違反；或

(v) 本集團任何成員公司之業務、財政或經營狀況出現任何就股份發售而言影響重大之逆轉。

承諾

E-Career及游先生已共同及各自向本公司及各包銷商承諾，(其中包括)(i)彼等本身、任何彼等本身之聯繫人士(定義見上市規則)、由彼等本身任何一位控制之公司及任何代理人或替彼等本身任何一位以信託方式持股之受託人，(a)於股份在聯交所開始買賣當日起計六個月內(「首個六個月期間」)，不會出售、轉讓或以其他方式處置(以真正商業貸款抵押形式或根據與京華山一國際訂立之股份借用安排或因超額配股權獲行使而進行者(就此已向聯交所申請豁免嚴格遵守上市規則第10.07條)除外)或就任何股份或當中任何權益授出任何權利(就此而言須包括於任何持有股份之公司(不論直接或透過另一間公司)之任何權益))及(b)於首個六個月期間屆滿後六個月內(「第二個六個月期間」)，倘緊隨該項出售、轉讓、處置或授出權利會導致該人士或公司將不再為本公司之控股股東(定義見上市規則)，則不會出售、轉讓或以其他方式處置(以抵押形式之真正商業貸款或根據與京華山一國際訂立之股份借貸安排(就此已向聯交所申請豁免嚴格遵守上市規則第10.07條)除外)或就任何股份或當中任何權益授出任何權利(就此而言須包括於任何持有股份之公司(不論直接或透過另一間公司)之任何權益)；(ii)於第二個六個月期間內出售、轉讓或處理股份時，任何有關出售、轉讓或處置將予以實行，而不會對股份構成造市或影響市場秩序；及(iii)彼等本身以及促成彼等本身之聯繫人士(定義見上市規則)，於彼等本身或任何股份之註冊持有人出售、轉讓、處置或授出權利或任何股份或彼等本身於本公司之其他證券或據本售股章程得悉乃為本公司實益擁有人之其他證券時，遵守上市規則之所有管制及規定。

此外，E-Career及游先生已共同及個別向本公司、聯交所及包銷商作出承諾，於首個六個月期間及第二個六個月期間內，彼等本身必會：(i)倘及當彼等本身將彼等本身實益擁有之本公司之任何證券予以抵押或押記，即時以書面通知本公司該抵押或押記連同該等予以抵押或押記之證券數目以及作出抵押或押記之目的；及(ii)倘及當彼等本身自任何承押人或承押記人收到消息(不論口頭或書面)稱將會出售任何彼等本身已抵押或押記之任何本公司之證券，彼等本身將立即以書面將該等消息通知本公司。從E-Career或游先生收到該等書面訊息後，本公司在合理情況下將儘速通知聯交所，並根據上市規則以報章公佈方式作出公開披露。

本公司已向各包銷商作出承諾、而E-Career、游先生及執行董事各自亦已向各包銷商承諾促成本公司及其主要附屬公司，除根據股份發售、資本化發行、根據購股權計劃授出任何購股權或行使根據購股權計劃授出之任何購股權而發行股份外，在未得京華山一國際(代表其本身及包銷商)事先書面同意前，不會：

(i) 於首個六個月期間內發行或同意發行本公司或任何該等主要附屬公司之任何股份或證券，或授出或同意授出附帶權利認購、以其他方式兑換成或交換本公司或任何該等主要附屬公司之任何證券之任何購股權、認股權證或其他權利；及

(ii) 於第二個六個月期間內任何時間發行或授出可認購、以其他方式兑換成或交換本公司或其任何主要附屬公司股份或證券之任何購股權或權利，因而導致E-Career及游先生共同不再為本公司之控股股東（定義見上市規則）或導致本公司不再持有任何該等主要附屬公司35%或以上之控股權益。

佣金及費用

公開發售包銷商將按公開發售股份之總發售價收取2.5%包銷佣金，並從中支付任何分包銷佣金，而配售包銷商將按配售股份之總發售價收取2.5%包銷佣金，並從中支付任何分包銷佣金。京華山一將收取文件費。該費用及佣金，連同聯交所上市費用、交易徵費、聯交所交易費、資本税、法律及專業費用、印刷及廣告成本及其他有關股份發售之費用估計合共約為16,100,000港元，並由本公司支付80%，賣方支付20%。

包銷商及保薦人於本公司之權益

除按包銷協議下之責任外，包銷商概無擁有本集團任何股權或認購及／或購買或提名他人認購及／或購買本集團任何成員公司之證券之權利。除包銷協議所訂明或本售股章程另有披露外，保薦人或其聯繫人士、董事或僱員於本公司概無任何其他利益。

申請時應付價款

發售股份之申請認購人應付之發售價為0.60港元，另加經紀佣金1%、交易徵費0.007%及聯交所交易費0.005%，構成每5,000股股份合共3,030.36港元。

股份發售之條件

申請認購發售股份，必須在以下條件達成後，方獲接納：

1. 上市

聯交所上市委員會，批准已發行及本售股章程所述將予發行之股份(包括行使根據購股權計劃授出之購股權而可能發行之任何股份)上市及買賣；及

2. 包銷協議

包銷商根據包銷協議應負之責任成為無條件，且包銷協議並未根據其條款或其他條款於發售股份之股票寄發當日上午八時四十五分前發出通知予以終止。包銷協議、其條件及終止理由之詳情載於本售股章程「包銷」一節。

倘上述條件於包銷協議指定之日期及時間或之前或在任何情況下於二零零一年十一月十一日或之前(或京華山一國際代表本身及包銷商與本公司以書面方式同意之其他稍後日期)無法達成或獲豁免，則股份發售將告失效，而隨即通知聯交所，至於　閣下之申購款項將不計利息退還予　閣下。有關退還申購款項予　閣下之條款，載於申請表格附註「退還款項」一節。

與此同時，　閣下之申購款項將存放在收款銀行或其他根據香港法例第155章銀行業條例持牌之銀行開設之一個或以上獨立銀行戶口內。

全職僱員優先認購股份

本集團全職僱員(不包括本公司及其附屬公司之董事、主要行政人員及本公司股份現有實益擁有人以及彼等各自之聯繫人等)可按公開發售之優先基準，認購最多4,000,000股新股份，即公開發售股份總數10%。彼等可使用**粉紅色**申請表格申請認購。

倘若可供本集團合資格全職僱員申請認購之公開發售股份獲超額認購，該等本集團僱員獲配發公開發售股份之基準將按書面指引寄發予該等僱員，而根據上市規則第20項應用指引所述之條款，有關配發須將按公平基準以申請認購公開發售股份數目之比例作出配發。申請認購較大數量公開發售股份之本集團僱員一概不獲優惠。

按有效之粉紅色表格申請認購100%或以上可供本集團全職僱員之認購股份申請將一概不獲受理。可供本集團全職僱員按有效之**粉紅色**申請表格作出認購最多60,000股股份之申請者將獲配發全數申請之股份數目。有關可供本集團全職僱員認購超逾60,000股股份之申請者將首先獲配發予可供本集團全職僱員認購之60,000股股份。有關有效申請認購之餘下股份數目將(i)根據申請認購股份之數目按比例(盡可能避免涉及以每手股份作為買賣單位計算之部份)進行分配；或(ii)於並無足夠股份可按比例配發時，以抽籤方式進行分配。倘若進行抽籤分配，若干僱員可能比其他申請相同股份數目之僱員獲配發較多股份。在任何情況下，股份配發將按公平基準進行，而並非按申請認購股份之僱員之職位高低或服務年資釐定。

發售機制－發售股份之分配準則

股份發售

股份發售包括公開發售及配售。初步並無計及因行使超額配股權而可能發行之股份時，將按公開發售於香港公開發售40,000,000股新股份，而將根據配售有條件地發售360,000,000股股份。倘若公開發售如下文所述認購不足，根據公開發售初步提呈發售之股份數目及根據配售初步提呈可供發售之股份數目將需要作出重新分配。本售股章程有關申請認購、申請表格及申請金額或申請手續之參考資料僅與公開發售有關。

公開發售由公開發售包銷商全數包銷，而配售則由配售包銷商全數包銷，並在各個情況下按各自基準進行。有關股份發售之包銷安排資料載於本售股章程「包銷」一節內。

公開發售

根據公開發售初步提呈發售40,000,000股新股份，佔根據股份發售提呈發售之股份總數10%，惟須如本節所述受到重新分配之規限。僅就分配而言，公開發售股份將平均分為兩組：甲組及乙組。甲組之公開發售股份將按公平基準分配予申請認購價值5,000,000港元(不包括就此應付之經紀佣金、交易徵費及聯交所交易費)或以下股份之申請人；乙組之公開發售股份將按公平基準分配予申請認購價值超逾5,000,000港元(不包括就此應付之經紀佣金、交易徵費及聯交所交易費)至最多達乙組總值之股份之申請人。申請人應注意，乙組之申請及其他不同組之申請所獲分配比例可能不同。如出現任何一組認購不足之情況，剩餘之公開發售股份將轉撥往另一組，以滿足另一組之需求，並作出相應分配。申請人只可申請認購或獲分配任何一組而非兩組之公開發售股份。申請者申請認購各組超過原定分配股份總數之申請一概不獲受理。

於公開發售與配售間之發售股份分配須按以下基準予以調整：

I. 倘根據公開發售有效申請之股份數目佔初步提呈以供認購之股份數目15倍或以上但少於50倍，則根據公開發售可供認購之股份總數將增至120,000,000股，佔全數股份發售30%。

II. 倘根據公開發售有效申請之股份數目佔初步提呈以供認購之股份數目50倍或以上但少於100倍，則根據公開發售可供認購之股份總數將增至160,000,000股，佔全數股份發售40%。

III. 倘根據公開發售有效申請之股份數目佔初步提呈以供認購之股份數目100倍或以上，則根據公開發售可供認購之股份總數將增至200,000,000股，佔全數股份發售50%。

在上述所有情況下，重新分配予公開發售之額外股份將平均分為甲組及乙組，而分配予配售之股份數目將相應減少。

公開發售須受到本售股章程「股份發售之條件」一節所述之條件規限。

倘若公開發售未獲全數認購，京華山一國際將根據包銷協議之條款及條件，酌情將全部或任何原定納入公開發售而未獲認購之公開發售股份重新分配至配售。

配售

根據配售初步提呈發售360,000,000股股份，包括280,000,000股新股份及80,000,000股出售股份，佔根據股份發售提呈發售之股份總數90%，惟須受到本節所述之調整及／或分配之規限。

配售股份將配售予經挑選之專業及機構性投資者以及預期於香港對配售股份具有大量需求之其他投資者。專業及機構性投資者以及其他投資者一般包括日常業務涉及股票及其他證券買賣之經紀、交易商及基金經理，以及經常投資股票及其他證券之公司實體。配售股份配發予預期會透過銀行及其他機構進行申請認購公開發售股份之個別投資者之可能性不大。

根據配售獲配發股份之投資者根據公開發售提出之申請將獲識別並一概不獲受理，而根據公開發售獲配發股份之投資者將不會根據配售獲發售配售股份。

配售須受到本售股章程「股份發售之條件」一節所述之條件所規限。

如上文所述，倘若公開發售未獲全數認購，京華山一國際可能將所有或任何原定納入公開發售而未獲認購之發售股份重新分配予配售。將予分配之配售股份總數可能由於任何行使超額配股權及任何重新分配原定納入公開發售而未獲認購之公開發售股份而作出更改。

出售股份過戶

所有過戶予承配人或其指定人士之出售股份均於本公司之開曼群島主要登記冊上進行。填妥配售函件中之確認表格即構成承配人之一項不可撤銷指示，指明於股票發予配售項下成功申請之承配人或其指定人士前將有關申請接納後註冊之出售股份從本公司之開曼群島主要登記冊轉移至本公司之香港登記分冊。

賣方資料

賣方為E-Career，一家於二零零零年七月六日在英屬處女群島註冊成立之公司，其註冊辦事處為英屬處女群島托爾拉島Road Town, Offshore Incorporations Centre郵政信箱957號。E-Career全部股本由游先生擁有。

超額配股權

根據包銷協議，賣方已向配售包銷商授予超額配股權之權利而非責任，可由京華山一國際代表本身及配售包銷商於本售股章程日期起計30日內行使。據此，京華山一國際（代表本身及配售包銷商）有權要求賣方出售最多60,000,000股額外股份，佔根據股份發售僅為填補配售之超額配發而提呈以供初步認購之股份15%。該等股份將按股份發售原定之相同價格出售。就股份發售而言，京華山一國際（代表本身及配售包銷商）可選擇以下述借股安排於行使超額配股權前向賣方借入股份或於第二市場或適用法例及監管規定許可之其他方式購買股份填補任何超額配發。根據配售超額配發之股份數目不會超過根據超額配股權可能轉讓之股份數目。

倘若超額配股權獲全數行使，發售之股份將佔緊隨股份發售完成後本公司已擴大股本約28.75%。倘若超額配股權獲行使，本公司將於南華早報（英文版本）及香港經濟日報（中文版本）上作出公佈。

借股安排

E-Career已與京華山一國際（代表本身及配售包銷商）達成協議，倘京華山一國際（代表本身及配售包銷商）作出有關要求，E-Career將會把最多60,000,000股額外股份按臨時之基準透過借股安排借予或促使他人借予京華山一國際（代表本身及配售包銷商），以補足配售之超額配發。E-Career不

會就此項借股安排獲付任何款項或獲得任何利益，除非前段所述之超額配股權獲全面行使，如是者，E-Career將會按超額配股權獲行使而出售之股份獲付款項。任何根據該項借股安排借予京華山一國際（代表本身及配售包銷商）之股份不可按超額配股權方式出售，並須不遲於下列時間（以較早者為準）後第三個營業日退還予E-Career或其代理人（視情況而定）之條件借出：

(i) 可行使超額配股權之限期（即本售股章程刊發之日起計30日）；及

(ii) 超額配股權全面行使之日。

根據上文所述之借股安排所借貸之股份須由京華山一國際（代表本身及配售包銷商）以行使超額配股權或於第二市場購買股份之方式盡快退回予E-Career或其代理人（視情況而定）。倘京華山一國際（代表本身及配售包銷商）行使超額配股權，京華山一國際行使後應收之股份可用以抵銷京華山一國際通過借股安排結欠E-Career之股份（如有）。保薦人（代表本身、本公司及E-Career）已向聯交所申請豁免嚴格遵守上市規則第10.07條，在E-Career按京華山一國際（代表本身及配售包銷商）之要求下，根據上文所述之借股安排借出股份。

穩定股價措施

為進行股份發售，京華山一國際（代表本身及包銷商）可超額配發合共60,000,000股額外股份（該等超額配發可以在本售股章程刊發日期30日內任何時間以全面或部份行使超額配股權或在第二市場購入股份補足）及／或進行穩定或維持股價可達致市價水平之交易，但不會高於發售價。任何該等超額配發購買之交易須遵照所有適用法律進行。

穩定市場措施是包銷商在某些市場促銷證券而採取之一種安排。包銷商可於指定期間在第二市場競價購買新發行之證券，以減慢並在可行情況下阻止該等證券之原定發行價下跌，以達到穩定價格目的。該等交易可在所有獲准進行上述交易之司法權區，按所有適用法律及監管規定進行。

於香港，在聯交所進行之該等穩定股份價格措施，只限於包銷商僅為補足有關發售之超額配發而在第二市場購入股份之情況。該等交易一旦進行，可隨時予以終止。倘穩定股份市價之交易與促銷發售股份有關，則只有在京華山一國際代表本身及包銷商全權決定下方會進行。補足超額配發之穩定市場價格一般將不會高於發售價。證券條例的有關規定禁止在若干情況下以固定或穩定證券價格之方式操縱市場。

使用何種申請表格

倘　閣下欲將公開發售股份以自己名義登記，請填妥**白色**申請表格。

倘　閣下欲將公開發售股份以香港中央結算（代理人）有限公司名義登記，並直接存入中央結算系統以記存入　閣下開設之投資者戶口持有人股份賬戶或　閣下指定之中央結算系統參與者於中央結算系統開設之股份賬戶內，請填妥**黃色**申請表格。

倘　閣下為本公司或其附屬公司之全職僱員，並希望　閣下之申請能得到優先考慮，請填妥**粉紅色**申請表格。多達4,000,000股公開發售股份（佔公開發售股份之10%）供彼等認購。

附註： 本公司或其任何附屬公司之董事、行政總裁或本公司現有股份實益擁有人以及彼等各自之聯繫人士（定義見上市規則）不可認購公開發售股份。

索取申請表格之地點

本售股章程連同**白色**申請表格可於下列地點索取：

香港聯合交易所有限公司任何參與者

或

京華山一企業融資有限公司
香港
中環
夏慤道12號
美國銀行中心1901-3室

或

京華山一國際（香港）有限公司
香港
金鐘道88號
太古廣場第二期
30樓

或

時富融資有限公司
香港
皇后大道中99號
中環中心
21樓

或

漢宇融資（亞洲）有限公司
香港
皇后大道中99號
中環中心
65樓6501-06室

或

英明證券有限公司
香港
皇后大道中15號
置地廣場
公爵大廈
32樓
3203-3204室

或

大福證券有限公司
香港
皇后大道中16-18號
新世界大廈
25樓

或

怡發證券有限公司
香港
中環干諾道中64-66號
香港中華廠商聯合會大廈
11樓

或

渣打銀行下列任何一間分行：

港島：	置地廣場分行	中環皇后大道中15號置地廣場
	德輔道分行	中環德輔道中4-4a渣打銀行大廈
	禮頓中心分行	銅鑼灣禮頓道77號禮頓中心地下上層12-16號舖
	中保集團大廈分行	中環德輔道中141號中保集團大廈地下B舖
	北角中心分行	北角英皇道284號
	太古坊分行	鰂魚涌英皇道969號地下
九龍：	官塘分行	官塘輔仁街88-90號
	旺角銀行中心分行	旺角彌敦道630-636號銀行中心
	尖沙咀分行	尖沙咀加連威老道10號
	長沙灣分行	長沙灣長沙灣道828號
新界：	荃灣分行	荃灣沙咀道263號英皇娛樂廣場地庫1樓

黃色申請表格連同本售股章程可於下列地點索取：

香港結算存管處服務櫃檯
香港德輔道中199號
維德廣場2樓

或

香港結算客戶服務中心
香港皇后大道中128-140號
威享大廈
高層地下

粉紅色申請表格可於下列地點向本公司秘書鍾偉文先生索取：

香港九龍灣展貿徑1號香港國際貿易展覽中心12樓1299室

如何填寫申請表格

每份申請表格上均有詳細說明。 閣下應仔細閱讀該等說明。倘不按該等說明填妥有關申請表格，則 閣下之申請可能會遭拒絕受理。

倘 閣下之申請乃透過正式授權代理人提出，則本公司及作為本公司代理之京華山一國際(代表本身及公開發售包銷商)可根據彼等認為適當之任何條件(包括 閣下代理人之授權證明)而自行決定是否接受 閣下之申請。京華山一國際以本公司代理人身份可全權酌情拒絕受理或接受任何申請(全部或部份)，而無需指明任何理由。

閣下可申請之次數

除以下兩種情況外， 閣下只可提交一份公開發售股份認購申請表格：

1. 倘 閣下為代理人， 閣下可以本身之名義代表不同擁有人提呈超過一份申請表格。在申請表格上「由代理人填寫」欄內， 閣下必須填寫每位實益擁有人之(i)賬戶號碼；或(ii)其他識別號碼。倘 閣下不填上此等資料，則有關申請將被視為 閣下本身利益而提出。

2. 倘 閣下為本公司或其附屬公司之合資格全職僱員(本公司或其任何附屬公司之董事、行政總裁或本公司現有股份實益擁有人以及彼等各自之聯繫人士(定義見上市規則)除外)並以**粉紅色**申請表格提出申請，則 閣下亦可用**白色**或**黃色**申請表格提出認購申請股份。

除上述兩種情況外，概不准作重複申請。

作為所有申請之條款及條件，填妥及交回申請表格，即　閣下保證：

- 如申請是為　閣下之本身利益提出，　閣下或作為　閣下代理人提出申請之任何人士或任何其他人士並無為　閣下之利益提出其他申請；
- 如　閣下作為代理人為其他人之利益提出申請，　閣下已向該位人士作出合理查詢，此乃該位人士以**白色**或**黃色**申請表格作出之唯一申請，而　閣下已獲正式授權，以該位人士之代理人身份簽署申請表格。

倘　閣下或　閣下與聯名申請人出現下列情況，則　閣下所有申請將被視為重複申請而遭拒絕受理：

- 以**白色**及**黃色**申請表格提出超過一項申請；
- 以**粉紅色**申請表格提出超過一項申請；
- 以**白色**或**黃色**(不論以個人身份或聯同其他人士)申請表格申請認購甲組及乙組(如本售股章程「股份發售架構」一節「發售機制－發售股份之分配基準」一段所述)中供初步認購之公開發售股份之100%以上之股份；
- 以**粉紅色**申請表格申請認購100%以上之供本公司或其附屬公司之合資格全職僱員(本公司或其任何附屬公司之董事、行政總裁或本公司現有股份實益擁有人以及彼等任何之聯繫人士(定義見上市規則)除外)優先認購公開發售股份；或
- 已根據配售獲配發股份。

倘　閣下為　閣下之利益提出超過一項申請，則　閣下所有申請亦會被視為重複申請而遭拒絕受理。倘由一家非上市公司提出申請，而

- 該公司之唯一業務為買賣證券；及
- 閣下擁有該公司之法定控制權，

則有關申請將被視為為　閣下之利益而提出。

非上市公司指其股本證券並無在聯交所上市之公司。

法定控制權指　閣下：

- 控制該公司董事會之組成；或
- 控制該公司過半數之投票權；或

- 擁有該公司一半以上已發行股本（不附權利獲分派超過某指定數額之溢利或資本之股本除外）。

公開發售股份之價格

公開發售股份之發售價為每股0.60港元。 閣下亦必須於申請時繳交1%經紀佣金、0.007%交易徵費及0.005%聯交所交易費。換言之， 閣下每申請認購5,000股公開發售股份便須支付3,030.36港元。申請表格上有圖表列出所申請股份倍數之應付確實股款。建議之股份買賣單位為5,000股。閣下申請認購之股份數目最少須為5,000股。

閣下在申請公開發售股份時須繳足發售價、經紀佣金、交易徵費及聯交所交易費。 閣下必須以支票或本票付款，並須符合有關申請表格之條款。

倘 閣下成功申請，則須向聯交所之參與者支付經紀佣金，向證券及期貨事務監察委員會支付交易徵費以及向聯交所支付聯交所交易費。

申請認購公開發售股份之時間

填妥之**白色**及**黃色**申請表格連同有關款項必須於二零零一年十月十七日星期三中午十二時前遞交。倘當日未開始接受申請登記，則改為在開始接受申請登記翌日之中午十二時前。

填妥之**粉紅色**申請表格連同有關款項必須最遲於二零零一年十月十六日星期二下午四時前交回予香港九龍灣展貿徑1號香港國際貿易展覽中心12樓1299室本公司之公司秘書鍾偉文先生。

閣下填妥之申請表格連同有關款項應於下列時間投入本售股章程「索取申請表格地點」一段所列渣打銀行任何一間分行特設之收集箱內：

二零零一年十月十二日星期五	—	上午九時至下午四時
二零零一年十月十三日星期六	—	上午九時至中午十二時
二零零一年十月十五日星期一	—	上午九時至下午四時
二零零一年十月十六日星期二	—	上午九時至下午四時
二零零一年十月十七日星期三	—	上午九時至中午十二時

認購股份之申請登記於二零零一年十月十七日星期三上午十一時四十五分至中午十二時辦理。

惡劣天氣對開始登記認購申請之影響

倘於二零零一年十月十七日星期三上午九時至中午十二時之間的任何時間在香港懸掛：

- 八號或以上熱帶氣旋警告信號；或
- 「黑色」暴雨警告信號，

則不會進行登記申請。若在下一個營業日上午九時至中午十二時期間再無懸掛任何上述警告信號，則改為當日上午十一時四十五分至中午十二時辦理登記。

營業日指星期六、星期日或香港公眾假期以外之日子。

閣下不獲配發公開發售股份之情況

申請表格之附註部份詳列申請人不獲配發公開發售股份之各種情況， 閣下應仔細閱讀。 閣下應該特別注意下列四種不獲配發公開發售股份之情況。

- **撤銷申請：**

  填妥申請表格後，除非根據公司條例第40條(公司條例第342E節所適用部份)須對本售股章程負責之人士依據該條發出公開通告，消除或限制該負責人對本售股章程之責任，否則 閣下不可於申請上市開始時間第5日(就此而言，不包括星期六、星期日或香港之公眾假期)之前撤銷閣下之申請。此項協議將作為與本公司訂立之附屬合約而生效，並將在 閣下遞交申請表格後開始具約束力。作為此項附屬合約之代價，本公司同意其不會於二零零一年十月二十二日星期一前向任何人士發售任何公開發售股份(按本售股章程所述之其中一項程序發售者除外)。

  申請一經接納即不可撤銷或撤回。於報章公佈配發基準後，則有關申請將視作已獲接納，而倘配發基準受若干條件所限或須抽籤配發，則有關申請須待有關條件達成或得出抽籤結果後方可接納。

- **公開發售股份配發屬無效：**

  倘聯交所上市委員會在下列時間內不批准股份上市，則 閣下之公開發售股份配發將屬無效：

  - 截止登記申請後三星期內；或
  - 聯交所上市委員會在截止登記申請後三星期內知會本公司之較長期間(最多為六星期)內。

開始買賣股份

預期股份將於二零零一年十月二十四日星期三開始買賣。

股份將以每手5,000股股份為單位在聯交所進行買賣。

成功申請(全部或部份)公開發售股份

本公司不會發出證明股份所有權之臨時文件。所收之申請股款亦不會獲發給收據。

領取／寄發股票／退款支票及將股票存入中央結算系統

白色申請表格：

倘　閣下認購500,000股或以上之公開發售股份，而申請表格上註明　閣下將親自領取　閣下之股票及退款支票(如有)，則可親臨下列地點領取：

標準證券登記有限公司
香港
干諾道中111號
永安中心5樓

股票及退款支票將於二零零一年十月二十二日星期一上午九時至下午一時可供領取。

倘申請人為個人，並選擇親身領取股票及／或退款支票，則不得授權任何其他人士代表該申請人領取。倘申請人為公司，並選擇親身領取股票及／或退款支票，則須由該申請人之授權代表帶同載有公司印鑑之授權書領取。個人及授權代表(倘適用)須於領取股票及／或退款支票時，出示標準證券登記有限公司接受之身份證明文件。

倘　閣下未有於指定領取時間內親自領取股票及／或退款支票，則股票將在寄發日期指定領取時間後隨即以平郵方式寄往申請表格上所示地址，郵誤風險概由　閣下承擔。

倘　閣下申請500,000股或以上之公開發售股份而　閣下之申請表格上概無註明　閣下將親自領取　閣下之股票及／或退款支票，或倘　閣下申請少於500,000股公開發售股份，則　閣下之股票及／或退款支票(如有)將於二零零一年十月二十二日星期一以平郵方式寄往申請表格上所示地址，郵誤風險概由　閣下承擔。

黃色申請表格：

閣下之股票將以香港中央結算(代理人)有限公司名義登記，並於二零零一年十月二十二日星期一辦公時間結束時，或(於緊急情況下)由香港結算或香港中央結算(代理人)有限公司所指定之其他

日期，按　閣下之指示，直接存入中央結算系統，以記存於　閣下之中央結算系統投資者戶口持有人股份賬戶或　閣下指定之中央結算系統參與者之股份賬戶內。

倘　閣下透過指定之中央結算系統參與者(中央結算系統投資者戶口持有人除外)申請：

- 就記存於　閣下指定之中央結算系統參與者(中央結算系統投資者戶口持有人除外)之股份賬戶之公開發售股份而言，　閣下可向該中央結算系統參與者查證　閣下所獲配發之公開發售股份數目。

倘　閣下以投資者戶口持有人之身份申請：

- 本公司將在二零零一年十月十九日星期五於報章發布投資者戶口持有人之認購申請之結果及股份發售之結果。　閣下務請查閱本公司所刊登之公布，倘發現有任何差誤，必須於二零零一年十月二十二日星期一中午十二時前或由香港結算或香港中央結算(代理人)有限公司指定之任何其他日期向香港結算呈報。於二零零一年十月二十三日星期二(緊隨公開發售股份存入　閣下之股份賬戶翌日)，　閣下可透過「結算通」電話系統及中央結算系統互聯網系統(根據當時有效之香港結算之「投資者戶口持有人操作簡介」所載之程序)查詢　閣下賬戶最新結餘。香港結算同時亦會將一份列明經已記存入　閣下股份賬戶之公開發售股份數目之股份活動結單寄發予　閣下。

倘　閣下申請500,000股或以上之公開發售股份，並於申請表格上註明　閣下將親自領取　閣下之退款支票(如有)，請依照上述「**白色**申請表格」分段所載之指示。

倘　閣下申請500,000股或以上之公開發售股份而　閣下之申請表格上概無註明　閣下將親自領取　閣下之退款支票，或倘　閣下申請少於500,000股公開發售股份，則　閣下之退款支票(如有)將於二零零一年十月二十二日星期一以平郵方式寄往申請表格上所示地址，郵誤風險概由　閣下承擔。

股份將合資格被納入中央結算系統

倘聯交所批准股份上市及買賣，並符合香港結算證券收納之規定，則股份將獲香港結算接納為合資格證券，自股份開始於聯交所買賣之日或香港結算所選擇之任何其他日期起，可在中央結算系統寄存、結算及交收。聯交所參與者間之交易須於任何交易日後第二個營業日在中央結算系統進行交收。

所有使股份得以被納入中央結算系統之必要安排均已完成。

所有中央結算系統之活動均須根據當時有效之中央結算系統一般規則及運作程序規則進行。

以下為本公司之核數師兼申報會計師德勤•關黃陳方會計師行所編製，以供載入本售股章程之報告全文。

德勤·關黃陳方會計師行
Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong
香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

敬啟者：

以下乃吾等編製有關宏通集團控股有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)截至二零零零年十二月三十一日止三個年度各年及截至二零零一年三月三十一日止三個月(「有關期間」)財務資料之報告，以供收錄於　貴公司在二零零一年十月十二日刊發之售股章程(「售股章程」)。

貴公司於二零零零年十二月五日根據開曼群島法律第22章公司法(一九六一年法律3，經綜合及修訂)在開曼群島以Arcon Group Holdings Limited之名稱註冊成立為獲豁免有限公司，根據二零零一年七月二十六日董事會會議通過之決議案，本公司改用現時名稱。經過於二零零一年八月二十九日完成集團重組(「重組」，詳情載於售股章程附錄五「集團重組」一段)後，　貴公司成為下文所載附屬公司之控股公司。

於本報告日期，　貴公司在下列附屬公司直接或間接擁有權益。所有此等公司均為私人公司(或倘在香港境外註冊成立或成立，則大致具有在香港註冊成立之私人公司類似特點)，詳情如下：

公司名稱	註冊成立／成立地點及日期	繳足股本／註冊資本	本公司持有之應佔股權		主要業務
			直接	間接	
ASEP Solutions Limited (前稱Top Technologies Limited)	香港 二零零一年二月二十八日	2港元	—	100%	提供電子啟動方案及技術服務
Advance Great Limited	香港 一九九七年一月二十四日	10,000港元	—	100%	買賣電腦組件

公司名稱	註冊成立／成立地點及日期	繳足股本／註冊資本	本公司持有之應佔股權 直接	間接	主要業務
亞邦電腦國際貿易(上海)有限公司	中華人民共和國(「中國」)二零零零年二月十三日	200,000美元	—	100%	買賣電腦組件與網絡產品及提供技術支援與售後服務
Artel Computer Solutions Limited (前稱Arcon Computer Solutions Limited及Arcon International Limited)	英屬處女群島一九九八年十月八日	200,000美元	—	100%	投資控股
Artel e-Solutions Limited (前稱Arcon e-Solutions Limited及Helping Hand Technology Limited)	英屬處女群島二零零零年一月五日	10美元	—	100%	投資控股
Artel International Holdings Limited (前稱Arcon Holdings Limited及Covelands Trading Ltd.)	英屬處女群島一九九五年一月三日	1美元	100%	—	投資控股
宏恩國際有限公司(Artel Industries Limited，前稱Arcon Industries Limited)	香港一九九六年三月七日	8,000,002港元 *(註)*	—	100%	買賣電腦組件與網絡設備及提供集成電子啟動方案
泓磊國際科技有限公司(前稱A-Gate International Limited)	香港一九九四年十月十八日	10港元	—	100%	買賣網絡設備

公司名稱	註冊成立／成立地點及日期	繳足股本／註冊資本	本公司持有之應佔股權 直接	間接	主要業務
星霸有限公司	香港 一九九九年六月七日	10,000港元	-	100%	買賣電腦組件
Davidson Overseas Assets Limited	英屬處女群島 一九九六年九月二十七日	1美元	-	100%	無業務

註： 已繳足之宏恩國際有限公司之股本包括兩股每股面值1.00港元之普通股，其餘為8,000,000股無投票權遞延股份，每股面值1.00港元。遞延股份並非由 貴集團持有，實際上無權獲派股息、獲發公司股東週年大會通告或出席大會或在會上投票。於清盤時，遞延股份持有人僅於按公司組織章程細則規定向普通股持有人分派10,000,000,000,000港元後始有權從公司剩餘資產中獲得分派。

於有關期間或自 貴集團屬下各公司各自之註冊成立／成立日期起期間(以較短時間為準)，吾等出任目前 貴集團屬下所有公司之核數師，惟下列公司除外：

公司名稱	財政期間	核數師
亞邦電腦國際貿易(上海)有限公司	二零零零年二月十三日(成立日期)至二零零零年十二月三十一日及二零零一年一月一日至二零零一年三月三十一日期間	Shanghai Jia Hua Certified Public Accountants, 中國註冊執業會計師
宏恩國際有限公司	截至一九九八年十二月三十一日止年度	Morison Heng, Chartered Accountants 香港註冊執業會計師
Davidson Overseas Assets Limited	截至一九九八年十二月三十一日止年度	Morison Heng, Chartered Accountants 香港註冊執業會計師

為編製本報告，吾等根據香港會計師公會發出之「售股章程及申報會計師」核數指引，審閱目前 貴集團屬下各公司於有關期間或自各自之註冊成立日期至二零零一年三月三十一日止期間(以較短期間為準)之經審核財務報表或(倘適用)管理賬目。

Artel International Holdings Limited截至二零零零年十二月三十一日止三個年度各年之財務報表以及宏恩國際有限公司截至二零零零年十二月三十一日止年度之財務報表由於沒有按香港會計師公會所發出之會計實務準則第7號「集團財務報告」規定編製集團財務報告，因而意見有所保留。Artel International Holdings Limited及Artel e-Solutions Limited截至二零零一年三月三十一日止三個月之財務報表由於沒有按香港會計師公會所發出之會計實務準則第32號「綜合財務報告及投資附屬公司之會計」規定編製集團財務報告，因而意見有所保留。正如下文附註1呈列基準所述，本報告所載之財務資料已包括本集團現時屬下公司之合併業績、現金流量及資產負債表。因此，保留意見對本報告所載之財務資料並無任何影響。

本報告所載　貴集團於有關期間之財務資料，乃根據目前　貴集團屬下各公司之經審核財務報表或管理賬目(「有關財務報表」)，按財務資料附註1所載基準而編製，並經作出吾等認為就編製吾等之報告而言為適當之調整，以供載入售股章程。

貴公司董事負責編製反映公平真實情況之有關財務報表。彼等亦負責售股章程(其中收錄本報告)之內容。吾等則負責根據此等財務報表編製報告所載財務資料，就財務資料提供意見並向　閣下呈報吾等之意見。

吾等認為，根據下文附註1所載之編製基準，就本報告而言，財務資料足以真實公平地反映　貴集團於有關期間之合併業績與現金流量，以及　貴集團於一九九八年、一九九九年與二零零零年十二月三十一日及於二零零一年三月三十一日之合併財務狀況。

A. 財務資料

合併損益表

	附註	截至十二月三十一日止年度 一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	截至三月三十一日止三個月 二零零一年 千港元
營業額	3	580,097	750,432	978,667	307,830
銷售成本	4	(564,599)	(716,954)	(865,204)	(273,014)
毛利		15,498	33,478	113,463	34,816
其他收益	5	2,792	3,961	3,010	1,517
分銷成本		(4,828)	(3,390)	(6,420)	(2,073)
行政開支		(5,749)	(4,142)	(13,634)	(4,802)
經營溢利	6	7,713	29,907	96,419	29,458
融資費用	7	—	(22)	(588)	(954)
除税前溢利		7,713	29,885	95,831	28,504
税項	9	(1,346)	(4,200)	(14,883)	(4,400)
股東應佔溢利		6,367	25,685	80,948	24,104
每股盈利	10	0.005	0.020	0.063	0.019

除年／期內純利外並無已確認損益。

合併資產負債表

	附註	十二月三十一日 一九九八年 千港元	十二月三十一日 一九九九年 千港元	十二月三十一日 二零零零年 千港元	三月三十一日 二零零一年 千港元
非流動資產					
廠房及設備	11	188	193	789	800
流動資產					
存貨	12	43,573	55,836	131,261	194,206
應收賬款及其他應收款	13	117,688	99,784	233,329	260,874
一家關連公司欠款	14	—	388	—	—
一位董事欠款	15	—	3,284	6,909	2,927
已抵押銀行存款	21	15,731	—	20,385	59,385
銀行結存及現金		50,246	57,910	39,250	10,768
		227,238	217,202	431,134	528,160
流動負債					
應收賬款及其他應付款	16	163,149	168,494	295,538	312,415
應付一家關連公司款項		46,408	—	19	19
應付董事款項		413	—	—	—
税項負債		1,938	6,138	12,655	16,010
有抵押之短期銀行貸款		—	—	—	52,701
		211,908	174,632	308,212	381,145
流動資產淨額		15,330	42,570	122,922	147,015
		15,518	42,763	123,711	147,815
股本及儲備					
實繳股本	17	8,010	9,570	9,570	9,570
保留溢利	18	7,508	33,193	114,141	138,245
		15,518	42,763	123,711	147,815

合併現金流量表

	附註	截至十二月三十一日止年度 一九九八年 千港元	 一九九九年 千港元	 二零零零年 千港元	截至三月三十一日止三個月 二零零一年 千港元
經營業務現金流入(流出)淨額	19	2,013	(9,079)	12,090	(44,937)
投資回報及融資費用					
已收利息		2,735	3,247	3,010	835
已付借款利息		—	(22)	(588)	(954)
投資回報及融資費用現金流入(流出)淨額		2,735	3,225	2,422	(119)
税項					
退回(已付)香港利得税		375	—	(8,366)	(1,045)
投資活動					
購置廠房及設備		(17)	(76)	(796)	(64)
一名董事之還款(獲發墊款)		—	(3,284)	(3,625)	3,982
抵押銀行存款(增加)減少		(15,731)	15,731	(20,385)	(39,000)
投資活動現金(流出)流入淨額		(15,748)	12,371	(24,806)	(35,082)
融資前現金(流出)流入淨額		(10,625)	6,517	(18,660)	(81,183)

合併現金流量表(續)

	附註	截至十二月三十一日止年度 一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	截至三月三十一日止三個月 二零零一年 千港元
融資活動	20				
發行股份所得款項		8,010	1,560	—	—
獲取(償還)一名董事借款		413	(413)	—	—
融資活動現金流入淨額		8,423	1,147	—	—
現金及現金等值項目(減少)增加淨額		(2,202)	7,664	(18,660)	(81,183)
年初/期初現金及現金等值項目		52,448	50,246	57,910	39,250
年終/期終現金及現金等值項目		50,246	57,910	39,250	(41,933)
現金結存及現金等值項目分析					
銀行結存及現金		50,246	57,910	39,250	10,768
有抵押之短期銀行貸款		—	—	—	(52,701)
		50,246	57,910	39,250	(41,933)

財務報表附註

1. 財務資料編製基準

財務資料乃按照有關財務報表，經作出吾等認為合適之調整，包括現時組成 貴集團之公司之合併業績、現金流量及資產負債表，並假設現時之集團架構於整段有關期間或其各自之註冊成立／成立日期(倘該期間為較短者)以來一直存在而編製(惟星霸有限公司及宏碩科技有限公司(其由 貴集團持有之股本權益於二零零一年三月三十一日後獲收購)除外)。

集團內公司間之一切重大交易、現金流量及結餘，已於合併賬目時予以對銷。

2. 主要會計政策概要

財務報表乃按歷史成本基準編製。以下為 編製本報告載列之財務報表所採用之主要會計政策，此等會計政策乃符合香港一般認可之會計準則：

收入之確認

貨品銷售乃於貨品交付及所有權轉移時確認。

服務收入乃於提供服務後確認。

銀行存款之利息收入乃按時間基準就未償還之本金金額根據適用利率計算。

經營租約

擁有資產之大部份回報及風險仍屬出租公司之租約列為經營租約。經營租約之適用租金以直線法按租約年期在損益表中扣除。

外幣

外幣交易最初均按交易日之概約滙率換算。以外幣計算之貨幣資產及負債均按結算日之滙率再進行換算。滙兑產生之損益均撥入損益表處理。

於合併賬目時， 貴集團之海外業務之資產及負債均按結算日之滙率換算。收支項目按期內之平均匯率換算。所產生滙兑差額(如有)列作股東權益，並於出售有關業務之期內列作收入或開支。

2. 主要會計政策概要(續)

稅項

稅項乃根據年度／期間之業績，並就毋須課稅或不獲減免項目作出調整後計算。因就稅務目的而確認若干收支項目所產生之時差於財務報表上計入不同會計期間。時差造成之稅項影響乃按負債法計算，於可見將來可能確定為稅項負債或資產者於財務報表中列為遞延稅項。

廠房及設備

廠房及設備乃按成本減折舊列賬。資產成本包括其購買價以及任何使其投入目前運作狀況及運往現址作擬定用途之直接成本。資產投入運作後所產生之支出如維修保養及大修費用，於其產生期間自損益表扣除。倘能明確證實該項支出能導致預期未來因使用該項資產而獲得之經濟效益有所增長，該支出將撥作該項資產之額外成本。

出售或不再使用之資產所產生之收益或虧損乃按出售資產所得款項與其賬面值之間之差額確定，並計入損益表內。

倘資產之可收回數額下降至低於其賬面值時，乃將賬面值撇減以反映下降價值。就資產釐定可收回數額時，概不會將預期未來現金流量折讓至現值。

廠房及設備按其估計可使用年限以直線法按年率20%折舊及撇銷成本。

存貨

存貨按成本與可變現淨值中之較低者列賬。成本包括所購貨品之發票值按先入先出法計算。可變現淨值指估計售價減進行銷售所需之估計成本。

現金等值項目

現金等值項目指隨時可兑換為已知數額現金之短期高度流動投資，並於購入日期起計三個月內到期，另扣除須於墊款日期起計三個月內償還之銀行墊款。

3. **營業額**

營業額指有關期間內產品及服務售予及提供予外部客戶而已收或應收之款額減期間之貿易折扣及退貨。

貴集團截至二零零零年十二月三十一日止三個年度各年及截至二零零一年三月三十一日止三個月按主要業務及地區市場分析之營業額及毛利貢獻如下：

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
按主要業務劃分之營業額：				
分銷電腦組件及資訊科技產品	558,236	713,789	882,590	291,613
提供集成電子啟動方案	21,861	36,643	96,077	16,217
	580,097	750,432	978,667	307,830
按地區市場劃分之營業額：				
中國	580,097	161,462	191,262	51,902
香港	—	588,970	787,405	255,928
	580,097	750,432	978,667	307,830
按主要業務劃分之毛利貢獻：				
分銷電腦組件及資訊科技產品	15,978	26,836	90,961	28,492
提供集成電子啟動方案	(480)	6,642	22,502	6,324
	15,498	33,478	113,463	34,816
按地區市場劃分之毛利貢獻：				
中國	15,498	12,669	38,634	11,836
香港	—	20,809	74,829	22,980
	15,498	33,478	113,463	34,816

4. 銷售成本

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
銷售成本包括：				
已售貨品之購買成本	582,697	740,870	911,624	291,295
回佣	(18,098)	(23,916)	(46,420)	(18,281)
	564,599	716,954	865,204	273,014

5. 其他收益

其他收益包括下列投資收入淨額：

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
銀行存款所賺取之利息	2,735	3,247	3,010	835

6. 經營溢利

經營溢利已扣除下列各項：

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
廠房及設備折舊	25	71	151	53
核數師酬金	130	120	307	—
壞賬	162	—	—	—
物業之經營租約支出	454	436	518	389
職員費用：				
董事酬金	405	310	5,918	879
不包括董事酬金之職員成本	5,750	4,256	8,670	4,423
職員費用總額	6,155	4,566	14,588	5,302
撇銷開辦費用	63	12	—	—

7. 財務費用

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
關於以下各項之利息：				
須於五年內悉數償還之銀行貸款及透支	—	22	588	954

於有關期間概無將借貸成本撥充資本。

8. 董事及僱員酬金

董事酬金

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
袍金：				
執行董事	–	–	–	–
獨立非執行董事	–	–	–	–
	–	–	–	–
其他酬金(執行董事)：				
薪金及其他福利	405	310	5,918	879
退休金計劃供款	–	–	–	–
	405	310	5,918	879
	405	310	5,918	879

上述每位董事之酬金介乎以下幅度：：

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	董事人數	**董事人數**	**董事人數**	**董事人數**
零至1,000,000港元	1	1	–	1
5,500,001港元至6,000,000港元	–	–	1	–

8. **董事及僱員酬金(續)**

僱員酬金

於有關期間，　貴集團截至二零零零年十二月三十一日止三個年度各年及截至二零零一年三月三十一日止三個月之五名最高薪人士分別包括1名、1名、1名及1名董事，其酬金詳情載於上文。其餘最高薪人士之酬金如下：

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
薪金及其他福利	1,078	1,574	2,033	973
退休金計劃供款	–	–	–	20
	1,078	1,574	2,033	993

上述每位僱員之酬金介乎以下幅度：

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	僱員人數	僱員人數	僱員人數	僱員人數
零至1,000,000港元	4	4	4	4

9. 稅項

				截至三月三十一日止三個月
	截至十二月三十一日止年度			
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
稅項支出包括：				
本年度／本期稅項				
香港	681	4,200	14,883	4,400
中國其他地區	665	—	—	—
貴公司及其附屬公司之應佔稅項	1,346	4,200	14,883	4,400

香港利得稅乃就有關期間之估計應課稅溢利按16%之稅率計算。

貴集團就其全資附屬公司Davidson Overseas Assets Limited於一九九八年從中國所得之收入作出了中國所得稅撥備。Davidson Overseas Assets Limited於一九九九年停業，自此並無獲得任何收入。中國企業所得稅按有關司法權區現行稅率計算。

由於中國附屬公司於有關期間招致虧損，故此並無就本公司之中國附屬公司作出中國所得稅撥備。

於一九九八年、一九九九年及二零零零年十二月三十一日及二零零一年三月三十一日並無重大未撥備遞延稅項。

10. 每股盈利

每股盈利乃按有關期間之股東應佔溢利計算，並假設1,280,000,000股股份已發行及將予發行，包括於本售股章程刊發日期已發行之20,000,000股股份及根據本售股章程附錄五「本公司唯一股東於二零零一年八月二十九日通過之書面決議案」一節所述資本化發行將予發行之1,260,000,000股股份。

11. 廠房及設備

	設備、傢俬及裝置 千港元
成本	
於一九九八年一月一日	220
添置	17
於一九九八年十二月三十一日	237
折舊	
於一九九八年一月一日	24
期內撥備	25
於一九九八年十二月三十一日	49
賬面淨值	
於一九九八年十二月三十一日	188
成本	
於一九九九年一月一日	237
添置	76
於一九九九年十二月三十一日	313
折舊	
於一九九九年一月一日	49
期內撥備	71
於一九九九年十二月三十一日	120
賬面淨值	
於一九九九年十二月三十一日	193

11. 廠房及設備(續)

	設備、傢俬及裝置
	千港元
成本	
於二零零零年一月一日	313
添置	796
出售	(115)
於二零零零年十二月三十一日	994
折舊	
於二零零零年一月一日	120
期內撥備	151
出售時撇銷	(66)
於二零零零年十二月三十一日	205
賬面淨值	
於二零零零年十二月三十一日	789
成本	
於二零零一年一月一日	994
添置	64
於二零零一年三月三十一日	1,058
折舊	
於二零零一年一月一日	205
期內撥備	53
於二零零一年三月三十一日	258
賬面淨值	
於二零零一年三月三十一日	800

12. 存貨

	於十二月三十一日			於二零零一年
	一九九八年	一九九九年	二零零零年	三月三十一日
	千港元	千港元	千港元	千港元
製成品	43,573	55,836	131,261	194,206

於有關結算日，所有存貨均以成本列賬。

13. 應收賬款及其他應收款

貴集團之信貸期由30日至365日不等。應收賬款之賬齡分析如下：

	於十二月三十一日			於二零零一年
	一九九八年	一九九九年	二零零零年	三月三十一日
	千港元	千港元	千港元	千港元
賬齡：				
零至30日	106,350	66,836	87,028	88,528
31日至60日	8,932	29,425	28,537	26,080
61日至90日	2,324	—	15,873	11,290
91日至180日	—	25	84,157	75,160
181日至365日	—	2,880	7,244	49,645
365日以上	—	—	8,881	8,788
應收賬款總額	117,606	99,166	231,720	259,491
其他應收款	82	618	1,609	1,383
	117,688	99,784	233,329	260,874

14. 一家關連公司欠款

一間關連公司欠款(屬貿易性質)詳情如下：

關連方名稱／貸款條款	於一九九八年十二月三十一日之結存	截至一九九八年十二月三十一日止年度內之最高未償還金額	於一九九九年十二月三十一日之結存	截至一九九九年十二月三十一日止年度內之最高未償還金額	於二零零零年十二月三十一日之結存	截至二零零零年十二月三十一日止年度內之最高未償還金額	於二零零一年三月三十一日之結存	截至二零零一年十二月三十一日止期間內之最高未償還金額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
泓磊實業股份有限公司 無抵押、免息及 無固定還款期	–	不適用	388	388	–	不適用	–	不適用

15. 一位董事欠款

一位董事之欠款詳情如下：

董事名稱／貸款條款	於一九九八年十二月三十一日之結存 千港元	截至一九九八年十二月三十一日止年度內之最高未償還金額 千港元	於一九九九年十二月三十一日之結存 千港元	截至一九九九年十二月三十一日止年度內之最高未償還金額 千港元	於二零零零年十二月三十一日之結存 千港元	截至二零零零年十二月三十一日止年度內之最高未償還金額 千港元	於二零零一年三月三十一日之結存 千港元	截至二零零一年十二月三十一日止期間內之最高未償還金額 千港元
游本宏先生								
無抵押、免息及無固定還款期	–	不適用	3,284	3,284	6,909	6,909	2,927	6,909

尚欠款項已於二零零一年三月三十一日以後全數償付。

16. 應付賬款及其他應付款

應付賬款之賬齡分析如下：

	於十二月三十一日 一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	於二零零一年三月三十一日 千港元
賬齡：				
零至30日	57,796	86,763	183,080	151,986
31日至60日	67,971	80,928	106,327	159,010
61日至90日	36,184	—	3,457	—
應付賬款總額	161,951	167,691	292,864	310,996
其他應付款	1,198	803	2,674	1,419
	163,149	168,494	295,538	312,415

17. 實繳股本

實繳股本指　貴集團成員公司於有關結算日之股本面值總額。

18. 保留溢利

	千港元
於一九九八年一月一日	1,141
年內純利	6,367
於一九九八年十二月三十一日	7,508
年內純利	25,685
於一九九九年十二月三十一日	33,193
年內純利	80,948
於二零零零年十二月三十一日	114,141
期內純利	24,104
於二零零一年三月三十一日	138,245

19. 除税前溢利與經營業務現金流入(流出)淨額之對賬：

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元	千港元
除税前溢利	7,713	29,885	95,831	28,504
就下列各項之調整：				
利息開支	—	22	588	954
利息收入	(2,735)	(3,247)	(3,010)	(835)
廠房及設備之折舊	25	71	151	53
出售廠房及設備之虧損	—	—	49	—
存貨減少(增加)	2,256	(12,263)	(75,425)	(62,945)
應收賬款及其他應收款(增加)減少	(20,126)	17,904	(133,545)	(27,545)
應付賬款及其他應付款增加	15,489	5,345	127,044	16,877
應收／應付一關連公司款項變動	(609)	(46,796)	407	—
經營業務現金流入(流出)淨額	2,013	(9,079)	12,090	(44,937)

20. 年內／期內財務變動之分析

	實繳股本 *千港元*	應付一名董事之款項 *千港元*
於一九九八年一月一日	–	–
獲取貸款	–	413
發行股份所得款項	8,010	–
於一九九八年十二月三十一日	8,010	413
償還借款	–	(413)
發行股份所得款項	1,560	–
於一九九九年十二月三十一日、二零零零年十二月三十一日及二零零一年三月三十一日	9,570	–

21. 資產抵押

根據本集團與一間主要供應商所訂立分銷協議之條款，本集團已授予該主要供應商一項有關所供應存貨及任何收益(包括應收賬款)之抵押權益，作為本集團欠負之任何到期欠款之抵押。於有關結算日，相關已抵押資產總額如下：

	於十二月三十一日			於三月三十一日
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
已抵押資產	161,951	167,691	292,864	310,966

此外，於有關結算日， 貴集團之銀行存款已抵押予銀行以取得若干銀行信貸，詳情如下：

	十二月三十一日			二零零一年
	一九九八年	一九九九年	二零零零年	三月三十一日
	千港元	*千港元*	*千港元*	*千港元*
已抵押銀行存款	15,731	–	20,385	59,385

22. 分部資料

(A) 業務分部

截至一九九八年十二月三十一日止年度／於一九九八年十二月三十一日：

	分銷電腦組件及資訊科技產品 *千港元*	提供集成電子啟動方案 *千港元*	合共 *千港元*
收益			
外銷	558,236	21,861	580,097
業績			
分部業績	11,332	(662)	10,670
其他收益			2,792
未分配公司支出			(5,749)
經營溢利			7,713
財務費用			–
除税前溢利			7,713
税項			(1,346)
股東應佔溢利			6,367
資產負債表			
<u>資產</u>			
分部資產	154,826	6,353	161,179
未分配公司資產			66,247
合併總資產			227,426
<u>負債</u>			
分部負債	157,406	4,545	161,951
未分配公司負債			49,957
合併總負債			211,908

截至一九九九年十二月三十一日止年度／於一九九九年十二月三十一日：

	分銷電腦組件及資訊科技產品 千港元	提供集成電子啟動方案 千港元	合共 千港元
收益			
外銷	713,789	36,643	750,432
業績			
分部業績	23,612	6,476	30,088
其他收益			3,961
未分配公司支出			(4,142)
經營溢利			29,907
財務費用			(22)
除税前溢利			29,885
税項			(4,200)
股東應佔溢利			25,685
資產負債表			
資產			
分部資產	125,108	29,894	155,002
未分配公司資產			62,393
合併總資產			217,395
負債			
分部負債	159,930	7,761	167,691
未分配公司負債			6,941
合併總負債			174,632

截至二零零零年十二月三十一日止年度／於二零零零年十二月三十一日：

	分銷電腦組件及資訊科技產品	提供集成電子啟動方案	合共
	千港元	千港元	千港元
收益			
外銷	882,590	96,077	978,667
業績			
分部業績	85,171	21,872	107,043
其他收益			3,010
未分配公司支出			(13,634)
經營溢利			96,419
財務費用			(588)
除税前溢利			95,831
税項			(14,883)
股東應佔溢利			80,948
資產負債表			
資產			
分部資產	290,802	72,179	362,981
未分配公司資產			68,942
合併總資產			431,923
負債			
分部負債	271,796	21,068	292,864
未分配公司負債			15,348
合併總負債			308,212

截至二零零一年三月三十一日止三個月／於二零零一年三月三十一日：

	分銷電腦組件及資訊科技產品	提供集成電子啟動方案	合共
	千港元	*千港元*	*千港元*
收益			
外銷	291,613	16,217	307,830
業績			
分部業績	26,528	6,215	32,743
其他收益			1,517
未分配公司支出			(4,802)
經營溢利			29,458
財務費用			(954)
除税前溢利			28,504
税項			(4,400)
股東應佔溢利			24,104
資產負債表			
<u>資產</u>			
分部資產	390,760	62,937	453,697
未分配公司資產			75,263
合併總資產			528,960
<u>負債</u>			
分部負債	334,684	29,013	363,697
未分配公司負債			17,448
合併總負債			381,145

(B) 地區分部

本集團於整段有關期間內均於香港經營業務。本集團按地區市場分析之銷售額已載於上文附註3。

按地區市場分析之分類資產賬面值載列如下：

	於十二月三十一日			於 三月三十一日
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	千港元	千港元	千港元
中國	103,145	68,545	97,754	102,513
香港	124,281	148,850	334,169	426,447
	227,426	217,395	431,923	528,960

23. 或然負債

於有關結算日， 貴集團概無任何或然負債。

24. 資本承擔

於有關結算日， 貴集團概無重大之資本承擔。

25. 租約承擔

於有關結算日， 貴集團根據以下不可撤銷之土地及樓宇經營租約有尚未履行之承擔如下：

	十二月三十一日			二零零一年
	一九九八年	一九九九年	二零零零年	三月三十一日
	千港元	千港元	千港元	千港元
應付：				
一年內	197	408	1,256	1,141
第二至第五年	–	250	1,982	1,712
	197	658	3,238	2,853

26. 有關連人士交易

於有關期間進行之有關連人士交易如下：

有關連人士名稱	交易性質	截至十二月三十一日止年度 一九九八年 千港元	一九九九年 千港元	二零零零年 千港元	截至三月三十一日止三個月 二零零一年 千港元
Ariel Computer Company Limited	銷售（扣除退貨）	108,464	54,236	1,049	–
Ariel Computer Company Limited	購貨	64,170	5,743	–	–

貴公司董事游本宏先生實益擁有Ariel Computer Company Limited之股本權益。

董事認為上述有關連人士交易乃於正常業務範圍內訂立並按董事釐定之條款進行。所有上述交易將於 貴公司股份在香港聯合交易所有限公司上市後終止。

此外， 貴集團若干銀行信貸由游本宏先生及Chao Wei Neng先生(宏恩國際有限公司董事及游本宏先生之姐夫)提供之擔保以及Ariel Computer Company Limited簽發之承付票作擔保，該等擔保待 貴公司股份在香港聯合交易所有限公司上市後將獲解除，改由 貴公司或 貴集團其他成員公司作擔保。

27. 退休福利計劃

自二零零零年十二月起，貴集團根據強制性公積金計劃條例，為香港所有合資格僱員設立界定供款強制性公積金。計劃之資產與 貴集團之信託人管理基金下資產分別獨立持有。

為 貴集團僱員作出之退休福利計劃供款，經扣除沒收供款後，於有關期間 貴集團之損益表列賬如下：

	截至十二月三十一日止年度			截至三月三十一日止三個月
	一九九八年	一九九九年	二零零零年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*
退休福利計劃供款總額	–	–	–	37
減：用作對銷期間供款之沒收供款	–	–	–	–
退休福利計劃供款淨額	–	–	–	37
可供用作對銷 貴集團於各期間終止時所應付其他供款之沒收供款金額	–	–	–	–

28. 可分派儲備

於二零零一年三月三十一日， 貴公司尚未開業，因此於該日並無儲備可供分派予其股東。

29. 貴公司之淨負債

貴公司於二零零一年三月三十一日之淨負債約49,000港元。

30. 最終控股公司

董事認為於英屬處女群島註冊成立之E-Career Investments Limited為 貴公司之最終控股公司。

B. 董事酬金

除本報告披露者外，於本報告涵蓋期間，　貴公司或其各附屬公司概無已付或應付　貴公司董事任何酬金。

根據現行生效安排，截至二零零一年十二月三十一日止年度之董事袍金及酬金總額估計約為6,800,000港元。

C. 結算日後事項

於二零零一年三月三十一日後發生以下事項：

a) 為籌備　貴公司股份在香港聯合交易所有限公司上市，　貴集團屬下各公司進行集團重組，以整頓　貴集團之架構。重組詳情載於本售股章程附錄五「集團重組」一段。

b) 宏恩國際有限公司於二零零一年六月宣派特別股息60,000,000港元，並支付予　貴公司股東游本宏先生。

D. 結算日後之財務報表

貴公司或其任何附屬公司並無就二零零一年三月三十一日後之任何期間編製任何經審核財務報表。

此　致

宏通集團控股有限公司
京華山一企業融資有限公司
列位董事　台照

德勤 • 關黃陳方會計師行
香港執業會計師
謹啟

二零零一年十月十二日

本集團截至二零零一年十二月三十一日止年度除稅後後但未計非經常項目前預測合併溢利載於本售股章程第101及第102頁「財務資料」一節「溢利預測、股息及營運資金」一段。

(1) 基準及假設

董事乃根據本集團截至二零零一年三月三十一日止三個月經審核合併業績、本集團截至二零零一年九月三十日止六個月未經審核合併業績以及本集團截至二零零一年十二月三十一日止三個月合併業績預測，編製本集團截至二零零一年十二月三十一日止年度除稅後但未計非經常項目前預測合併溢利。就董事所知，截至二零零一年十二月三十一日止年度期間，並無出現亦不大可能出現任何非經常項目。編製該預測所依據基準在各主要方面均與本集團目前採納之會計政策(見本售股章程附錄一)相符。

董事採納下列假設編製溢利預測：

(i) 香港、中國或本集團任何成員公司經營業務或出售產品所在地現行政治、法律、金融或經濟狀況將無重大變動；

(ii) 現行適用利率或滙率將無重大變動；及

(iii) 香港、中國或本集團任何成員公司經營業務或出售產品所在地之稅基或稅率將無重大變動。

(2) 函件

(i) 德勤函件

以下為本公司核數師兼申報會計師德勤•關黃陳方會計師行，就本集團截至二零零一年十二月三十一日止年度之溢利預測而致董事之函件全文。

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

敬啟者：

吾等已審閱宏通集團控股有限公司(「貴公司」)於二零零一年十月十二日刊發之售股章程(「售股章程」)所載有關編製　貴公司及其附屬公司(以下統稱「貴集團」)截至二零零一年十二月三十一日止年度之除税後但未計非經常項目之合併溢利預測(「預測」，　貴公司董事對此須負全責)時所採用之會計政策及作出之計算方法。預測乃根據　貴集團截至二零零一年三月三十一日止三個月之經審核業績、貴集團截至二零零一年九月三十日止六個月之未經審核管理賬目內所示之業績及截至二零零一年十二月三十一日止財政年度餘下三個月之業績預測計算。

吾等認為，就會計政策及計算方法而言，預測乃根據售股章程附錄二第一部份所載由　貴公司董事作出之各項假設而妥為編製，而預測之呈列基準在各重大方面均與吾等於二零零一年十月十二日發出之會計師報告所載　貴集團一般採用之會計政策符合一致。

此致

宏通集團控股有限公司
京華山一企業融資有限公司
列位董事　台照

德勤•關黃陳方會計師行
香港執業會計師
謹啟

二零零一年十月十二日

(ii) 京華山一函件

以下為京華山一就本集團截至二零零一年十二月三十一日止年度之溢利預測致董事之函件全文。

京華山一企業融資有限公司
香港
夏慤道12號
美國銀行大廈1901-3室

敬啟者：

本函呈述宏通集團控股有限公司(「貴公司」)於二零零一年十月十二日刊發之售股章程所載 貴公司及其附屬公司截至二零零一年十二月三十一日止年度除稅後但未計非經常項目之合併溢利預測(「預測」)。

吾等曾與 閣下商討編製預測所依據之基準及假設。吾等亦已考慮德勤•關黃陳方會計師行就編製預測所依據之會計政策及計算方法於二零零一年十月十二日致 閣下及吾等之函件。根據 閣下所作之假設基準及德勤•關黃陳方會計師行審閱之會計政策及計算方法，吾等認為預測(閣下身為 貴公司董事對此須負全責)乃經審慎週詳之查詢後始行作出。

此致

宏通集團控股有限公司
香港
九龍灣
展貿徑1號
香港國際貿易展覽中心
1299座
列位董事 台照

代表
京華山一企業融資有限公司
董事總經理
D. C. Lee

二零零一年十月十二日

以下為獨立物業估值師卓德測計師行有限公司就本集團之物業權益於二零零一年八月三十一日之估值發出的函件、估值概要及估值證書全文，以供收錄於二零零一年十月十二日刊發之售股章程內。

Chesterton
PETTY
卓德

國際物業顧問

卓德測計師行有限公司
香港中環
添美道1號
中信大廈
16字樓

敬啓者：

吾等遵照　閣下指示，對宏通集團控股有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)於香港特別行政區(「香港」)、台灣及中華人民共和國(「中國」)所持物業權益進行評估，吾等證實曾進行視察該等物業、作出有關查詢及查冊，並蒐集其他吾等認為必要之資料，以便向　閣下呈報吾等對有關物業權益於二零零一年八月三十一日之公開市值之意見。

吾等之估值乃吾等對公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「某項物業之權益於估值之日在下列假定情況下以現金代價無條件完成出售，可合理取得之最高價格：

(a)　有自願賣方；

(b)　於估值日之前，有一段合理時間(視乎物業性質及市道而定)適當推銷該項物業權益、協商售價及條款以及完成出售；

(c) 於預定交換合約之日期早於估值日，則物業市況、價值水平及其他情況均與估值之日相同；

(d) 不考慮有特殊權益買家之追加出價；及

(e) 有關雙方均在知情、審慎及無強迫情況下審慎進行交易」。

吾等之估值乃假定業主將該等物業權益在公開市場求售而無憑藉遞延條件合約、售後租回、合營經營、管理協議或任何類似安排，以便抬高該等物業權益之價值，此外，吾等之估值並無計及任何有關或可影響物業權益銷售之選擇權或優先購買權，亦無假設有任何形式之強迫性出售情況。

該物業由於屬短期性質或禁止限制轉讓／分租或缺乏可觀租金收入，故此並無任何商業價值。

吾等已獲得有關第一、二及三類物業權益之租賃文件摘要副本。然而，吾等並無查驗文件正本，以核實擁有權或確定吾等所獲之副本並未顯示有關租約之任何修訂。至於第二類物業權益，吾等在極大程度上依賴 貴集團所提供之資料及 貴集團之中國法律顧問，方達律師事務所之法律意見。至於第二類物業權益，吾等已獲得有關物業之業權文件摘要。然而，吾等並無查驗文件正本，以核實擁有權或核實吾等所獲之副本並未顯示有關租約之任何修訂。

吾等無理由懷疑 貴集團所提供對估值有重大影響之資料並已接納提供予吾等有關圖則批准或法定通告、地役權、年期、出租詳情、物業確定、樓面及地盤面積以及所有其他有關資料之意見。在估值證書內之尺寸、量度及面積乃根據提供予吾等之文件所載之資料作出，因此僅為約數。吾等未能進行詳細之實地量度，以核實該物業之地盤及樓面面積，而吾等假設給予吾等之文件所載地盤及樓面面積乃正確無誤。

吾等曾視察該等物業之外貌，並在情況許可下視察該等物業之內部。然而，吾等並無進行結構測量。於視察過程中，並無發現任何嚴重損毀。然而，吾等無法呈報此等物業確無腐朽、蟲蛀或任何其他結構損壞，吾等亦無測試任何樓宇設備。

吾等之估值概無考慮任何物業之任何抵押、按揭或所欠負之債項，亦無考慮在出售成交時可能產生之任何開支或稅項。除另有說明者外，吾等假設全部物業權益概不附帶可影響其價值之繁重負擔、限制及支銷。

隨函附奉估值概要及吾等之估值證書。

此　致

宏通集團控股有限公司
香港
九龍
九龍灣
展貿徑
香港國際貿易展覽中心
1299室
列位董事　台照

代表
卓德測計師行有限公司
執行董事
陳超國
特許產業測量師
MSc FRICS FHKIS MCIArb RPS(GP)
謹啓

二零零一年十月十二日

附註： 陳國超先生 MSc FRICS FHKIS MCIArb RPS(GP)，自一九八七年以來一直擔任卓德測計師行有限公司之合資格估值師，在香港物業估值方面積累逾17年經驗，並在中國物業估值方面積累豐富經驗。

估值概要

物業	於二零零一年八月三十一日現況下之公開市值
第一類－貴集團於香港租用之物業權益	
1. 香港 九龍 九龍灣 展貿徑1號 香港國際貿易展覽中心 12樓 01、03、05、08、95、97及99室	無商業價值
2. 香港 九龍灣 牛頭角道77號 淘大花園 L座 5樓05室	無商業價值
3. 香港 九龍灣 牛頭角道55號 利基大廈 B座14樓01室	無商業價值
小計：	零
第二類－貴集團於中國租用之物業權益	
4. 中國 上海市 外高橋保税區 福特北路131號 D5-17號廠房 (D區D-5地塊) 2層B部份	無商業價值
小計：	零

物業	於二零零一年八月三十一日現況下之公開市值
第三類－貴集團於台灣租用之物業權益	
5. 台灣 台北市 中山區 復興北路 488弄2巷3號1樓	無商業價值
小計：	零
總計：	零

估值證書

第一類－貴集團於香港租用物業之權益

物業	概況及租用詳情	佔用詳情	二零零一年八月三十一日現況下之公開市值 港元
1. 香港 九龍 九龍灣 展貿徑1號 香港國際貿易展覽中心 12樓 01、03、05、08、95、97及99室	香港國際貿易展覽中心(「發展項目」)為一幢建於4層商用／停車場／上落貨用地庫上之14層高工業發展項目。該發展項目約於一九九五年落成。 該項物業包括發展項目12樓之7個單位以及其旁之密圍式走廊。根據發展項目之銷售書，該項物業之總建築面積約934.50平方米(10,059平方呎)。 該項物業訂有一項租約，年期為三年，由二零零零年十二月一日起至二零零三年十一月三十日屆滿。月租90,018港元，不包括差餉、地租、冷氣費及管理費，並分別於二零零一年四月一日至二零零一年五月三十一日及二零零二年十二月一日至二零零三年一月三十一日的四個月為免租期。 免租期內，租戶負責支付差餉、政府地租、冷氣費、管理費以及其他開銷。	該項物業現時由 貴集團佔用作辦公室及展覽室。	無商業價值

物業	概況及租用詳情	佔用詳情	二零零一年八月三十一日現況下之公開市值 *港元*
2. 香港九龍灣牛頭角道77號淘大花園L座5樓05室	淘大花園為一項大型商住綜合發展項目(「發展項目」)。有關之L座(「L座」)為該發展項目中一幢建於5層停車場／購物商場之上的36層高住宅大廈。該發展項目約於一九八五年落成。 該項物業包括發展項目L座5樓之1個住宅單位，建築面積約44.59平方米(480平方呎)。 該項物業訂有一項租約，年期由一九九九年五月十五日起計為期兩年。月租7,000港元，包括差餉物業稅、每年政府地租(見註1)。	該項物業現時由　貴集團佔用作職員宿舍。	無商業價值

註：

1. 現有租約已屆滿。根據　貴集團所提供之資料，　貴集團現仍按月租用上述物業，但未訂立新租約。　貴集團支付之月租為7,000港元，不包括差餉、物業稅、政府每年地租及各項收費。

物業	概況及租用詳情	佔用詳情	二零零一年八月三十一日現況下之公開市值 *港元*
3. 香港 九龍灣 牛頭角道55號 利基大廈 B座14樓01室	該物業為一幢於一九七七年落成之27層高住宅大廈內14樓之其中一個住宅單位。 該項物業之建築面積約為47.66平方米(513平方呎)。 該項物業訂有一項租約，年期由二零零一年七月一日起至二零零三年六月三十日止為期兩年。月租7,500港元， 包括管理費、物業税、地租及差餉。	該物業現時由　貴集團佔用作職員宿舍。	無商業價值

第二類－貴集團在中國租用物業之權益

物業	概況及租用詳情	佔用詳情	二零零一年八月三十一日現況下之公開市值 港元
4. 中國上海市外高橋保稅區福特北路131號D5-17號廠房(D區D-5地塊), 2層B部份	該項物業為一幢於一九九四年落成之工廠大廈2樓內之一個工廠單位，總建築面積約為527.20平方米(5,675平方呎)。(見註1) 該項物業訂有一項租約以及租約之補充協議，為期兩年，由二零零零年四月十三日起至二零零二年四月十二日止，月租為人民幣11,985.86元，不包括管理費。(見註1)	該項物業現時由 貴集團用作貨倉及配套辦公室。	無商業價值

註：

1. 根據租約及租約之補充協議，該項物業之租用面積協定如下：

	建築面積 (平方米) 貨倉	辦公室	租賃年期	月租 (人民幣)
a)	235	20	首九個月	5,587.56
b)	330	20	第二個九個月	7,669.20
c)	527	20	餘下六個月	11,985.86

2. 吾等已獲提供 貴集團之中國法律顧問就該物業準備之法律意見，當中載有(其中包括)以下資料：

    a) 該項物業訂有由上海外高橋保稅區聯合發展有限公司(「業主」)與宏恩國際有限公司(貴公司全資附屬公司，「租戶」)簽訂之租約及租約之補充協議(合稱「租約」)。

    b) 租約已於上海外高橋保稅區行政委員會登記。租約具法律效力，對業主及租戶具有約束力，並可強制執行。

    c) 租約規定該項物業作辦公室及倉庫用途。

第三類－貴集團在台灣租用物業之權益

物業	概況及租用詳情	佔用詳情	二零零一年八月三十一日現況下之公開市值 *港元*
5. 台灣台北市中山區復興北路488弄2巷3號1樓	該項物業為於一九八五年落成之7層高綜合建築物1樓全層。 該項物業之總建築面積約為57.42平方米(618平方呎)。 有關物業現時訂有一項租約，年期由二零零一年四月一日起計為期兩年，月租為新台幣20,000。	該項物業現時由 貴集團佔用作辦公室用途。	無商業價值

以下為本公司之公司組織章程大綱及公司章程細則之若干條文及開曼群島公司法若干方面之概要。

本公司於二零零零年十二月五日根據公司法在開曼群島註冊成立為受豁免有限公司，其組織章程包括公司組織章程大綱(「章程大綱」)及公司組織章程細則「章程細則」。

1. 章程大綱

(a) 大綱註明(其中包括)本公司股東之責任以彼等當時分別所持股份之未繳股款(如有)為限，而本公司成立之宗旨不受限制(包括以投資公司身份行事)，而本公司擁有，且能夠行使作為一個自然人或法人團體隨時或不時可行使之任何及全部權力，而不論公司法第27(2)條有關公司利益之規定。本公司作為受豁免公司，除為發展本公司在開曼群島以外地區經營之業務外，本公司不可於開曼群島與任何人士、商號或公司進行貿易活動。

(b) 本公司可透過特別決議案更改章程大綱內所載明之任何宗旨、權力或其他事項。

2. 章程細則

章程細則經於二零零一年八月二十九日獲採納。以下為章程細則若干規定之概要：

(a) 董事

(i) 配發及發行股份與認股權證之權力

在公司法及章程大綱及章程細則之規定，以及在任何股份或任何類別股份持有人所獲賦予之特別權利之情況下，本公司可通過普通決議案決定(或如無該項決定或該項決定並無作出特別規定，則由董事會決定)發行之股份附有之特別權利或限制(無論關於派息、投票權、資本歸還或其他方面)。按照公司法、任何指定證券交易所(定義見章程細則)之規則，以及章程大綱及章程細則，本公司可發行任何股份，發行條款為該等股份乃可由本公司或其持有人選擇贖回。

董事會可按彼等不時決定之條款發行賦予其持有人權利可認購本公司股本中任何類別股份或證券之認股權證。

在公司法及細則以及(如適用)任何指定證券交易所(定義見章程細則)之規則所限制下，並在不影響當時附於任何股份或任何類別股份之特別權利或限制之情況下，所有尚未發行之本公司股份可由董事會處置，董事會可全權酌情決定按其認為適當之時間、代價及條款與附帶條件向其認為適當之任何人士提呈售股建議、配發股份、授予購股權或以其他方式出售該等股份，然而，任何股份概不得以折讓價發行。

本公司或董事會在配發股份、提呈售股建議、授予購股權或出售股份時，毋須向其註冊地址在董事會認為倘無註冊聲明或其他特別手續之情況下即屬或可能屬違法或不可行之任何特定地區之股東或其他人士配發股份、提呈售股建議、授予購股權或出售股份。因上述原因而受影響之股東無論如何不得成為或不被視為獨立類別之股東。

(ii)　出售本公司或任何附屬公司資產之權力

章程細則並無載有關於出售本公司或其任何附屬公司資產之特別規定，惟董事會可行使本公司所有該等權力及進行本公司可能行使或進行或批准之行動及事項，而該等權力及事項並非細則或公司法規定須由本公司於股東大會上行使或作出者。

(iii)　對失去職位之補償或付款

依據細則，凡向董事或前任董事支付款項作為失去職位之補償或其退任之代價(此項付款並非董事根據合約之規定可享有者)必須獲得本公司於股東大會上批准。

(iv)　董事貸款及提供予董事貸款之抵押

細則載有規定禁止提供貸款予董事。

(v)　披露與本公司或其任何附屬公司所訂立合約中之權益

董事可於在任期間兼任本公司之任何其他有酬勞之職位或職務(但不可擔任本公司核數師)及根據細則，其任期及條款由董事會決定。根據任何其他細則所規定之酬金外，董事可就此而獲支付額外酬金(無論以薪金、佣金、分享溢利或其他方式支付)。董事可擔任或出任由本公司創辦之任何公司或本公司擁有權益之任何其他公司之董事或其他主管人員，或於該等公司擁有權益，且毋須向本公司或股東交代其因出任該等其他公司之董事、主管人員或股東或在該等其他公司擁有權益而收取之酬金、溢利或其他利益。倘細

則另有規定，董事會並可按其認為適當之方式就各方面行使本公司持有或擁有其他任何公司之股份所賦予之投票權(包括投票贊成任命董事或其中任何一位為該其他公司之董事或主管人員之決議案，或投票贊成或規定向該其他公司之董事或主管人員支付酬金)。

在公司法及章程細則之限制下，任何董事或建議委任或候任董事不應因其職位而失去與本公司訂立有關其兼任有酬勞職位或職務任期之合約或以賣方、買方或任何其他身份與本公司訂立合約之資格；該等合約或董事於其中有利益關係之其他合約或安排亦不得被撤銷；參加訂約或有此利益關係之董事毋須因其董事職務或由此而建立之受託關係向本公司或股東交代其由任何此等合約或安排所獲得之酬金、溢利或其他利益。董事倘在任何知情之情況下，與本公司訂立之合約或安排或建議訂立之合約或安排有任何直接或間接利益關係須於首次(倘當時已知悉存在利益關係)考慮訂立合約或安排之董事會會議中申明其利益性質；倘董事當時並不知悉存在利益關係，則須於知悉擁有或已擁有此項利益關係後之首次董事會會議中申明其利益性質。

董事不得就與其明知有重大利益關係之任何合約或安排或其他建議之董事會決議案投票(或計入法定人數內)，惟此項限制不適用於下列事項：

(aa) 董事應本公司或其任何附屬公司要求或為本公司或其任何附屬公司之利益借出款項或引致或作出承擔而向該董事提供任何抵押或賠償保證之任何合約或安排；

(bb) 董事單獨或聯同其他人士根據一項擔保或賠償保證或藉提供抵押而承擔全部或部份責任之本公司或其任何附屬公司之債項或承擔而由本公司向第三方提供任何抵押或賠償保證之任何合約或安排；

(cc) 有關提呈發售本公司或本公司創立或擁有權益之任何其他公司(或由本公司或該等公司提呈發售)之股份或債券或其他證券以供認購或購買，而董事因參與售股建議之包銷或分包銷而有利益關係之任何合約或安排；

(dd) 董事僅因持有本公司之股份或債券或其他證券之權益而與其他持有本公司或其任何附屬公司股份或債券或其他證券之人士以相同方式擁有權益之任何合約或安排；

(ee) 與董事僅以主管或行政人員或股東身份而直接或間接擁有權益之任何其他公司有關之任何合約或安排；惟不包括該董事連同其任何聯繫人等(定義見任何指定證券交易所(定義見細則)之規則(如適用))實益擁有該公司或透過其而獲得該項權益之任何第三方公司已發行股份或任何類別股份之投票權達5%或以上之公司；或

(ff) 有關採納、修訂或執行與本公司或其任何附屬公司之董事及僱員均有關係之購股權計劃、養老金或退休、身故或傷殘福利計劃或其他安排，且並無給予董事任何與該計劃或基金有關之僱員所未獲賦予之特權或利益。

(vi) 酬金

董事之一般酬金須由本公司不時在股東大會上決定，其數額(除非通過就此投票之決議案另行指示)將按董事會可能協定之比例及方式分配予各董事，如無協議則由各董事平分；惟倘董事任職期間短於有關支付酬金之整段期間者，則僅可按其在任時間之比例收取酬金。各董事並可獲預付或償還所有旅費、酒店費及其他雜費，包括出席董事會會議、委員會會議或股東大會或本公司任何類別股份或債券之獨立會議或因執行董事職務所合理支出之費用。

倘任何董事應要求為本公司前往海外公幹或居留或提供任何董事會認為超逾董事一般職責之服務，則董事會可決定向該董事支付額外酬金(不論以薪金、佣金、分享溢利或其他方式支付)，作為董事一般酬金以外或代替其一般酬金之額外酬勞。獲委任為董事總經理、聯席董事總經理、副董事總經理或其他行政主管之董事有權收取董事會不時決定之酬金(不論以薪金、佣金、分享盈利或其他方式或上述所有或任何方式)及其他利益(包括養老金及／或撫恤金及／或其他退休福利)及津貼，作為額外酬金或代替其董事酬金。

董事可設立或聯同其他公司(須為本公司之附屬公司或有業務聯繫之公司)或參與設立為本公司僱員(在此處及下段均包括於本公司或其任何附屬公司可能或曾出任行政主管或有酬務職務之董事或前任董事)及前僱員及彼等之受供養人士或任何該類人士提供有酬勞養老金、疾病津貼或撫恤金、人壽保險或其他福利之計劃或基金，並由本公司作出供款。

董事會可在任何條款或條件或並無任何條款或條件之規限下，向僱員及前僱員及彼等之受供養人士或任何該等人士支付、訂立協議支付或授予可撤回或不可撤回之養老金或其他福利，包括該等僱員或前僱員或彼等之受供養人士根據上段所述之計劃或基金而享有或可能享有之其他養老金或福利(如有)。該等養老金或福利可在董事會認為適當之情況下在僱員之實際退休日期前而預計其行將退休時或實際退休或其後任何時間授予僱員。

(vii) 退休、委任及免職

於每屆股東週年大會上，當時為數三分一之董事(如董事人數並非三之倍數，則須為最接近但不超過三分一之董事人數)均須輪流退任，惟任職主席及／或董事總經理之董事毋須輪流退任或被考慮列入須退任之董事人數內。每年須告退之董事乃自上次連任或委任起計任期最長之董事，惟倘有數名人士於同日出任或連任董事，則將行告退之董事(除非彼等另有協議)須由抽籤決定。細則並無規定董事因已屆某一年限而須退休。

董事會有權不時及隨時委任任何人士為董事，以填補董事會臨時空缺或增加現有董事名額。按上述方式委任之董事任期將於本公司下屆股東週年大會舉行時屆滿，屆時可於會上重選連任。董事或替任董事均毋須持有任何股份以符合董事資格。

董事會可通過本公司特別決議案辭退任期未屆滿之董事(惟須不影響該董事因其本人與本公司之間訂立之任何合約遭違反所招致之損失而提出之索償)，而本公司可通過普通決議案委任另一位董事取代其職務。除非本公司於股東大會上另行決定，董事之人數不可少於兩名，惟並無董事人數之最高限額。

在下列情況下董事須離職：

(aa) 倘以書面通知送呈本公司當時之註冊辦事處辭去現時職務或在董事會會議上提交辭任通知並經董事會議決接納請辭；

(bb) 倘神智失常或身故；

(cc) 倘未經特別批准而在連續六個月內擅自缺席董事會會議(除非該董事已委任替任董事出席會議)，而董事會議決將其撤職；

(dd) 倘破產或獲指令被全面接管財產或被停止支付款項或與債權人達成還款安排協議；

(ee) 倘法例禁止出任董事；及

(ff) 倘因法例規定須停止出任董事或根據細則遭撤職。

董事會可委任當中一位或多位成員為董事總經理、聯席董事總經理或副董事總經理或出任本公司任何其他職位或行政主管職位，任期及條款由董事會決定，董事會並可撤回或終止該等委任。董事會可將其權力、授權及酌情權授予成員包括董事會認為適合之董事及其他人士之委員會，並可不時撤銷所授予之權力或撤回其委任及因人事或宗旨之原因而全面或部份解散該等委員會，惟所成立之各委員會必須在行使授予之權力、授權及酌情權時遵守董事會不時施加之任何規例。

(viii) 借貸權力

董事會可行使本公司一切權力籌集或借貸款項及將本公司之全部或部份業務、現時及日後之物業及資產及未催繳股本按揭或抵押，並在公司法規限下，發行本公司之公司債券、債券及其他證券，作為本公司或任何第三方之債項、負債或責任之十足或附屬抵押。

(ix) 董事會會議程序

董事會可舉行會議以處理業務、休會及按其認為適合之其他方式處理會議。董事會會議上提出之問題必須由大多數投票通過。倘贊成與反對之票數相同，會議主席可投第二票或決定票。

(x) 董事及主管人員之登記冊

公司法及章程細則規定本公司須於其註冊辦事處存置董事及主管人員之名冊，名冊不會供公眾查閱。該名冊必須於開曼群島之公司註冊處存案。名冊之內容如有任何變動，必須於該等董事或主管人員有任何變動之三十日內知會註冊處。

(b) 修訂公司組織章程文件

本公司可於股東大會上以特別決議案方式廢除、更改或修訂章程細則。章程細則聲明必須以特別決議案批准方可修訂章程大綱之條款或確認任何章程細則之修訂或更改本公司之名稱。

(c) 更改股本

本公司可不時按照公司法之有關條款通過普通決議案議決：

(i) 增加其股本，該新增股本之金額及須劃分之股本面值由決議案決定；

(ii) 將其全部或任何股本合併及分拆為面值較其現有股份面值為大之股份；

(iii) 在無損之前已授予現有股份持有人之任何特別權利下董事可決定將股份分拆數個類別；

(iv) 將其全部或部分股份拆細為面值較大綱規定之面值為少之股份，惟不得違反公司法之規定，而有關拆細股份之決議案可決定分拆產生之股份之持有人之間，其中一股或更多股份可較其他股份有優先或其他特別權利、遞延權利或限制，而該等優先或其他特別權利、遞延權利或限制為本公司可附加於未發行或新股者；

(v) 註銷於通過決議案之日尚未被任何人士認購或同意認購之股份，並按註銷股份面值之數額削減其股本；

本公司亦可通過特別決議案之任何方式削減股本或股份溢價賬或任何資本贖回儲備或其他不可供分派儲備，惟須符合公司法之規定。

(d) 修訂現有股份或各類股份附有之權利

在公司法規限下，任何股份或任何類別股份附有之一切任何特別權利、可(除非該類別股份之發行條款另有規定)經由該類已發行股份面值不少於四分三之股份持有人書面批准，或經由該類股份之持有人在另行召開之股東大會上通過特別決議案批准予以更改、修訂或廢除。章程細則中關於股東大會之規定經作出必須修訂後，適用於所有該等另行召開之股東大會，惟大會(續會除外)所需之法定人數為最少持有或由受委代表持有該類已發行股份面值三分一之兩位人士，而任何續會上，兩位親自或委派代表出席之持有人(不論其所持股份數目若干)即可構成

法定人數。該類股份之每位持有人在投票表決時，每持有一股該類股份可獲一票投票權，且任何親自或委派代表出席之該類股份之持有人均有權要求投票表決。

賦予任何股份或任何類別股份之持有人之特別權利不可(除非該等股份之發行條款附有之權利另有明確規定)經增設或發行與該等股份享有同等權益之額外股份而視作已被更改。

(e) 特別決議案一須獲大多數票通過

根據細則、本公司之特別決議案由有權投票之股東親自或(如股東為公司)由其正式授權之代表或(如允許委任代表)受委代表在已正式給予不少於二十一足日通知並已註明擬將決議案提呈為特別決議案之意向之股東大會上以不少於四分三之大多數票通過。惟倘在股東週年大會以外之會議上獲有權出席會議並於會上投票之大多數股東(即合共持有不少於賦予權利之股份面值95%之大多數股東)通過；以及在股東週年大會上，如獲所有有權出席並於會上投票之所有股東通過，則決議案可在給予不少於二十一足日通知而舉行之會議上以特別決議案之方式提呈及通過。

特別決議案之文本必須於通過有關決議案十五日內送呈開曼群島之公司註冊處。

根據細則之定義，普通決議案指須根據細則舉行之本公司股東大會上親自或(如股東為公司)由其正式授權之代表或(如允許委任代表)受委代表以簡單大多數票通過之決議案。

(f) 投票權(一般投票表決規定)及要求投票表決之權利

在任何股份根據或依照章程細則之規定而於當時附有關於投票之特別權利或限制之規限下，於任何股東大會上如以舉手方式表決，每位親自出席之股東或其受委代表或(如股東為公司)其正式授權之代表可投一票，如以投票方式表決，每位親自出席股東或其受委代表或(如股東為公司)，其正式授權之代表，凡持有一股全數繳足股份(惟因預先催繳或分期付款而繳足或入繳列作繳足股款就上述目的而言將不被視為已繳足之股份)可投一票。不論章程細則內有任何規定，倘超過一名獲股東委任之受委代表為結算所(或其代理人)，每名委任代表將在舉手表決時獲得一票投票權。投票表決時，有權投多一票之股東毋須盡投其票數或以同一方式將其全部票數投票。

於股東大會上，任何提呈大會投票之決議案將以舉手方式表決，除非在宣佈以舉手方式投票所得結果之前或之時，或於撤回任何其他以投票方式表決之要求時，下列人士要求以投票方式表決：(i)大會主席或(ii)不少於當時有權親自或(如股東為公司)由其正式授權代表或受委代

表出席並於大會上投票之三位股東或(iii)當時有權親自或(如股東為公司)由其正式授權代表或受委代表出席並代表不少於全部有權於大會上投票之股東之總投票權十分一之一位或以上之股東或(iv)有權親自或(如股東為公司)由其正式授權代表或受委代表出席並持有附有權利於大會上投票之股份之一位或以上之股東，而該等股份之已繳股款總額須不少於全部附有該項權利之股份之已繳股款總額十分一。

倘一間認可之結算所(或其代理人)為本公司股東，則該結算所可授權其認為合適之人士(或其代理人)作為出席本公司任何會議或本公司任何類別股東會議之代表，惟倘超過一名人士獲授權，則授權書必須註明每位獲授權人士所代表之股份數目及類別。按照此條款獲授權之人士有權代表該認可之結算所(或其代理人)行使相同之權利(包括有權作為個體舉手表決)，猶如該名人士為該結算所(或其代理人)所持本公司股份之登記持有人。

(g) 股東週年大會之規定

除註冊成立之年度外，本公司之股東週年大會須每年舉行一次，時間和地點由董事會決定。而每屆股東週年大會須於對上一屆股東週年大會舉行日期起計十五個月內或註冊成立日期起計十八個月內舉行，除非較長期間並無違反任何指定證券交易所(定義見章程細則)規則之規定。

(h) 賬目及審核

董事會須安排保存本公司之收支款項、有關收支事項、本公司物業、資產、信貸及負債以及公司法規定或為真實及公平反映本公司之財政狀況及解釋其交易所需之一切其他事項之真確賬目。

會計記錄必須存置於註冊辦事處或董事會決定之其他地點，並須隨時公開以供董事查閱。除法例准許或由董事會或由本公司於股東大會上授權者外，董事以外之股東概不可查閱本公司之會計記錄或賬冊或文件。

將於本公司股東大會上向本公司呈報之資產負債表及損益賬(包括法例規定必須隨附之每份文件)副本，連同董事會報告及核數師報告副本最遲須於該大會舉行日期前二十一日送達按照細則規定有權取得本公司股東大會通告之各人士。

有關聘用核數師、核數師之聘用條款、年期及職權範圍在任何情況下均須符合細則之規定。核數師酬金須由本公司於股東大會上或按股東可能決定之其他方式釐定。

本公司之財務報告應由核數師按照一般採納之核數準則審核。核數師須按照一般採納之核數準則作出書面報告，而核數師報告須於股東大會上向各股東呈報。本文所指之一般採納之核數準則可包括開曼群島以外之國家或司法權區。在此情況下，財務報告及核數師報告應披露此事並註明該國家或司法權區。

(i) 會議通告及議程

股東週年大會及其他為通過特別決議案而召開之股東特別大會須發出最少二十一足日之書面通知（根據上文(e)分段所列載除外），其他股東特別大會則以最少十四足日之書面通知召開。在任何情況下通知期不包括通知送達或視作送達之日及通知發出之日。通告須註明會議時間及地點。如有特別事項，則須載述該事項之一般性質。此外，股東大會通告須寄發予所有本公司股東及本公司當時之核數師，惟按照章程細則或所持股份之發行條款規定無權收取該等通告者除外。

儘管召開本公司會議之通知期可能較上述所規定者為短，惟在下列情況下獲得同意時，有關會議仍被視作正式召開：

(i) 由全體有權出席及投票之本公司股東召開之股東週年大會；及

(ii) 如為其他會議，則由大多數有權出席及投票之股東（合共持有之股份以面值計不少於具有該項權利之已發行股份之95%）召開。

在股東特別大會處理之事項及股東週年大會處理之事項均被視為特別事項，惟下列之事項則被視為普通事項：

(aa) 宣佈及批准派息；

(bb) 考慮並採納賬目及資產負債表及董事會與核數師報告；

(cc) 選舉董事以替代退任之董事；

(dd) 委任核數師及其他主管人員；

(ee) 釐定董事及核數師之酬金；及

(ff) 給予董事任何授權或權力，以提呈、配發、授出購股權或以其他方式處理本公司未發行股份（佔其現有已發行股本面值不多於20%）。

(j) 股份轉讓

所有股份可以一般或通用之格式或指定證券交易所（定義見章程細則）規定之格式或董事會批准之任何其他格式之轉讓文件轉讓。該等文件可以親筆簽署，或如轉讓人或承讓人為結算所或其代理人，則可以親筆或機印方式或董事會不時批准之其他方式簽署轉讓。轉讓文件須由轉讓人及承讓人雙方或其代表簽署（惟董事會在認為適合之情況下有權酌情豁免承讓人簽署轉讓文件），在股份承讓人登記於股東名冊前，轉讓人仍得視為股份之持有人。在一般情況或在特殊情況下，董事會亦可應轉讓人或承讓人之要求，接受機印方式簽署之轉讓文件。

在適當法例允許下，董事會可全權酌情隨時及不時將總冊之股份轉至分冊，或將分冊之股份轉至總冊或其他分冊。

除非董事會另行同意，否則不可將總冊之股份轉至分冊或將分冊之股份轉至總冊或任何其他分冊。與分冊之股份有關所有轉讓文件及其他業權文件須提交有關註冊辦事處登記，而與總冊之股份有關之所有轉讓文件及其他業權文件則須提交開曼群島之註冊辦事處或總冊按照公司法存置之其他地區登記註冊。

董事會可全權酌情且毋須給予任何理由拒絕登記將未繳足股份轉讓予其不認可之人士或根據僱員股份獎勵計劃發行予僱員而其轉讓仍受限制之股份轉讓，此外，董事會並可拒絕登記將股份轉讓予多於四名之聯名股份持有人或本公司擁有留置權之未繳足股份之轉讓。

董事會可拒絕確認任何轉讓文件，除非已就股份轉讓向本公司支付任何指定證券交易所（定義見章程細則）規定須支付之最高數額或董事會不時規定之較低數額，且轉讓文件已蓋上釐印（如有需要）並僅有關一類股份以及連同有關股票及董事會合理要求以證明轉讓文件有權轉讓股份之憑證（及倘轉讓文件由其他人士代表簽署，則須同時送交授權該人士之授權書）一併送交有關過戶登記處或註冊辦事處或總冊存置之其他地點。

在有關之報章及(如適用)任何指定證券交易所(定義見章程細則)規定之其他報章以廣告方式發出通告後，可暫停及停止登記辦理全部股份或任何類別股份之過戶登記，其時間及限期可由董事會決定。惟在任何年度內股東名冊之登記不可暫停超過三十天。

(k) 本公司購回本身股份之權力

本公司按照公司法及章程細則可在若干限制下購回本身股份，惟董事會僅可在其認為由任何指定證券交易所不時規定之合適條款下，方可代表本公司行使此項權力。

(l) 本公司任何附屬公司擁有本公司股份之權力

章程細則並無關於附屬公司擁有本公司股份之規定。

(m) 股息及其他分派方式

在公司法之規限下，本公司可於股東大會宣佈以任何貨幣向股東派發股息，惟股息額不超過董事會建議宣派之數額。

章程細則規定股息可自本公司之變現或未變現溢利或自溢利撥支且董事會決定再無需要之儲備中撥款派發。倘獲普通決議案批准，股息亦可自股份溢價賬或公司法就此授權應用之任何其他基金或賬目內撥款派發。

除非任何股份附有權利或股份之發行條款另有規定，否則，(i)一切股息須按有關股份之實繳股款比例宣派及派付。就此而言，凡在催繳前就股份所實繳之股款將不會視為該股份之實繳股款及(ii)所有股息均會根據股份在有關派發股息之期間之任何部份時間內之實繳股款按比例分配或派付。董事會可自應派予股東或有關任何股份之股息或其他款項中扣除該股東當時因催繳或其他原因支付予本公司之所有數額(如有)之款項。

倘董事會或本公司於股東大會上議決就本公司之股本派付或宣派股息，則董事會可進而議決(a)配發入賬列作繳足之股份以支付全部或部份股息，惟有權獲派股息之股東可選擇收取現金作為全部或部份股息以代替配發股份，或(b)有權獲派股息之股東可選擇獲配發入賬列作繳足之股份以代替董事會認為適合之全部或部份股息。本公司亦可在董事會推薦下透過普通決

議案就本公司任何股息特定配發入賬列作繳足之股份作為派發全部股息，而毋須給予股東選擇收取現金股息以代替配發股份之權利。

應以現金付予股份持有人之任何股息、利息或其他款項，可以支票或付款單之方式寄往股份持有人之登記地址，或如為聯名持有人，則寄往本公司股東名冊有關股份排名最前之股東之登記地址，或持有人或聯名持有人以書面通知之地址。除股份持有人或聯名持有人另有指示外，所有支票或付款單應以祇付予抬頭人之方式付予有關之股份持有人或有關股份聯名持有人在股東名冊排名最前者，郵誤風險由彼等承擔，而當付款銀行支付支票或付款單後，即表示本公司已經付款。兩位或多位聯名持有人其中任何一人可就應付有關該等聯名持有人所持股份之股息或其他款項或可分派資產發出有效收據。

董事會或本公司在股東大會上議決宣派股息時，可進而議決以分派任何種類之特定資產之方式派發全部或部份股息。

在宣派後一年未獲認領之一切股息或紅利，董事會可在其被認領前將之投資或作其他用途，收益撥歸本公司所有，本公司並不因此成為該等股息或紅利之受託人。在宣派後六年未獲認領之一切股息或紅利，可由董事會沒收並撥歸本公司所有。

本公司毋須承擔本公司所應付有關任何股份之股息或其他款項之利息。

(n) 委任代表

有權出席本公司會議並投票之本公司股東可委任其他人士代其出席並代其投票。持有兩股或以上股份之股東可委任多一位代表並於本公司股東大會或任何類別會議上代其投票。委任代表毋須為本公司股東，且有權代表個人股東行使該股東可行使之同等權力。此外，委任代表有權代表公司股東行使猶如個人股東所能行使之相同權力。投票時或舉手表決時，股東可親自(或股東如為公司，則由正式授權代表)或由受委代表投票。

(o) 催繳股款及沒收股份

在章程細則及配發條款之規限下，董事會可不時向股東催繳有關彼等所持股份之任何尚未繳付之款項(不論為股份面值或溢價)。催繳股款可按全數或以分期方式繳付。倘若股東未能於指定付款日期或該日之前繳付催繳款項或分期款項，則欠款之股東須按董事會釐定之利率

(不得超過年息20%)繳付由指定付款日期起至實際付款日期止有關款項之利息，惟董事會有權酌情豁免繳付全部或部份利息。董事會可在其認為適當情況下收取股東願就所持股份墊付之全部或部份未催繳、未付款或應付分期股款(無論以貨幣或貨幣等值形式)，而本公司可按董事會決定之利率(如有)支付此等預繳款項之利息。

倘股東未能於指定付款日期繳付有關催繳股款，董事會可向該股東發出不少於十四足日之通知，要求繳交尚未支付之催繳股款連同截至實際付款當日止原應計以及可能累計之利息，並註明倘在指定日期或之前仍未繳付，則催繳股款之有關股份將可被沒收。

如股東不依有關通知之要求辦理，則董事會其後隨時可通過決議案，在按該通知之要求繳款前，將該通知所涉及之股份沒收。該項沒收包括於沒收前就沒收股份已宣派而實際未獲派付之一切股息及分紅。

股份被沒收之人士不再為被沒收股份之股東，惟仍有責任向本公司支付於沒收股份當日該股東就該等股份應付予本公司之一切款項，連同(在董事會酌情要求下)按董事會釐定之利率(不得超過年息20%)由沒收股份日期起至實際付款日期止有關款項之利息。

(p)　查閱股東名冊

除非按照章程細則暫停辦理名冊登記，否則根據章程細則規定，股東名冊及分冊須於每個營業日至少騰出兩小時免費供股東查閱；或在註冊辦事處或按照公司法存置之名冊所在之開曼群島其他地點，供已繳交最高費用2.50港元之任何人士查閱或在過戶登記處(定義見章程細則)供已繳交最高1.00港元或董事會指定之較低費用之人士查閱。

(q)　會議及另行召開之各類股份會議之法定人數

股東大會議程進行時如無足夠法定人數，則不可處理任何事項。但即使無足夠法定人數，仍可委任主席。

除章程細則另有規定外，股東大會之法定人數將為兩位親自(如股東為公司，則為其正式授權代表)或由受委代表出席而有權投票之股東。至於為批准修訂某類股份權利而另行召開之各類股份之會議(續會除外)，法定人數則為兩位持有不少於該類已發行股份面值三分之一股東或其代表。

就章程細則而言，身為股東之公司如由其正式授權代表(經該公司董事會或其他監管組織通過決議案委任之人士)，代表該公司出席本公司有關股東大會或本公司任何有關類別股東大會，則當作該公司親自出席。

(r) 少數股東在遭受欺詐或壓制時可行使之權利

章程細則並無關於少數股東在遭受欺詐或壓制時可行使之權利之規定。然而，根據開曼群島法例，本公司股東可獲給予若干補償，詳情概述本附錄第4(e)段。

(s) 清盤程序

有關本公司在法庭頒令下清盤或自動清盤之決議案均須以特別決議案通過。

按照任何類別股份當時所附有關於分派清盤後所餘資產之特別權利、特權或限制，如(i)本公司清盤而可向本公司股東分派之資產超逾償還開始清盤時全部已繳股本，則餘數可按股東就其所持股份之已繳股本之比例向股東分派，及(ii)本公司清盤而可向本公司股東分派之資產不足以償還全部已繳股本，則資產之分派方式為盡可能由股東按開始清盤時所持股份之已繳及應繳股本比例分擔虧損。

倘本公司清盤(無論為自動清盤或法庭頒令清盤)，清盤人可在獲得特別決議案批准下及根據公司法規定之任何其他批准，將本公司全部或任何部份資產以金錢或實物分發予股東，而不論該等資產為一類或多類不同之財產，而清盤人就此可為如前述分派之任何一類或多類財產釐訂其認為公平之價值，並決定股東或不同類別股東間之分派方式。清盤人可在獲得同樣授權之情況下，將任何部份資產交予清盤人(在獲得同樣授權之情況下)認為適當而為股東利益設立之信託之受託人，惟不得強迫出資股東接受任何負有債務之股份或其他財產。

(t) 無法聯絡之股東

依據章程細則，本公司可出售任何一位無法聯絡之股東之股份，倘若：(i)合共不少於三份有關應以現金支付予該等股份持有人款項之所有支票或付款單在十二年內仍未兑現；(ii)本公

司在十二年限期屆滿時，並無接獲任何有關該股東存在之消息；及(iii)本公司按照指定證券交易所(定義見章程細則)規則之規定以廣告方式發出通告表示有意出售該等股份，且自刊登廣告及在指定證券交易所(定義見章程細則)知悉該等意向後日期起計三個月或指定證券交易所(定義見章程細則)允許之較短期間經已屆滿。任何出售所得之款項淨額將撥歸本公司所有，本公司於收訖該款項淨額後，即欠負該位本公司前股東一筆相等於該項淨額之款項。

(u) 認購權儲備

章程細則規定，倘公司法並無禁止及在不違反公司法之情況下，如本公司已發行可認購股份之認股權證，而本公司作出任何事情或參與任何交易引致該等認股權證之認購價低於股份之面值，則須設置認購權儲備，以用於填補行使認股權證當時認購價與股份面值兩者之差額。

3. 開曼群島公司法

本公司在公司法之規限下在開曼群島註冊成立，因此須按開曼群島法例經營。下文乃開曼群島公司法若干規定之概要，惟此概要並未包括所有適用之限制或例外條文，亦並非開曼群島公司法及稅務所有事項之綜覽，且此等規定與有利益關係之各方可能較熟悉之司法地區之同類條文可能有所不同。

(a) 運作

由於本公司為獲豁免公司，因此須在開曼群島以外地區經營主要業務。本公司須每年向開曼群島公司註冊處提交年度報告及支付按法定股本計算之費用。

(b) 股本

公司法規定，倘公司按溢價發行股份，不論是旨在換取現金或其他代價，均須將相當於該等股份之溢價總值之款項撥入名為「股份溢價賬」之賬項內。在公司選擇下，該公司作為收購或註銷任何另一間公司股份之代價而配售以溢價發行之股份之溢價，可不按上述規定處理。公司法規定在公司組織章程大綱及細則之規定(如有)下，公司可運用股份溢價賬於下列方面：(a)向股東分派或派發股息；(b)繳足本公司未發行股份，以便向股東發行已繳足股本之紅股；(c)

贖回及購回股份（惟須符合公司法第37條之規定）；(d)註銷公司之籌辦費用；(e)註銷發行公司股份或債券之費用、佣金或折讓；及(f)作為贖回或購買公司股份或債券之溢價。

股份溢價賬不得用作向股東分派或作為股息，除非該公司在支付建議之分派或股息後當時有能力償還在日常業務中到期清付之債項。

公司法規定，在法院認可下，具有股本之股份有限公司或擔保有限公司，如其公司組織章程細則許可，可通過特別決議案以任何方式減少其股本。

章程細則載有對特定類別股份持有人之保護條款，凡更改該等股份持有人之權利前必須取得彼等之同意，且必須在取得指定比例之該類已發行股份持有人之同意後或在該類股份持有人另行召開之會議上通過決議案批准方可更改其權利。

(c) 資助購買公司或其控股公司之股份

在所有適用法例之規限下，本公司可向本公司、其附屬公司或其控股公司之附屬公司董事及僱員給予財務資助，以購買本公司股份或任何附屬公司或控股公司之股份。此外，在所有適用法例之規限下，本公司可給予財務資助予一受託人，以為本公司、其附屬公司、本公司之控股公司或該控股公司之附屬公司僱員（包括有薪董事）購入本公司股份或有關附屬公司或控股公司之股份。

開曼群島並無法定限制公司提供財務資助予其他人士以購回或認購公司本身或其控股公司之股份。因此，如公司董事在審慎及忠誠考慮下認為合適且符合公司利益，公司可提供該等財務資助。有關資助須以公平方式進行。

(d) 購買公司及其附屬公司之股份及認股權證

公司法規定，具有股本之股份有限公司或擔保有限公司，如其公司組織章程細則許可，則可發行由公司或股東可選擇贖回或有責任贖回之股份。此外，如該公司之公司組織章程細則許可，則可購回本身之股份，包括可贖回股份。惟倘若公司組織章程細則無規定購回之方式，則未獲公司以普通決議案批准購回之方式前，公司不得購回本身之股份。公司衹可贖回或購買本身已繳足股款之股份。如公司贖回或購買本身股份後再無任何持股之本公司股東，則不可贖

回或購買本身股份。除非在緊隨建議付款日期後公司有能力償還在日常業務中到期應付之債項，否則公司以公司股本贖回或購買本身之股份，乃屬違法。

公司並無被禁止購買本身之認股權證，因此可按照有關認股權證文據或證書之條款及條件並在其規限下購回本身之認股權證。開曼群島法例並無規定公司組織章程大綱或細則須載有明確規定以授權進行上述認股權證購回，而公司之董事可依據公司組織章程大綱所載之一般權力買賣及處理各類個人財產。

根據開曼群島法例，附屬公司可持有其控股公司之股份，並在若干情況下，可購入該等股份。

(e) 股息及分派

除公司法第34條之規定外，公司法並無有關派息之明文規定。根據英國案例法(可能於開曼群島具有説服力)，股息僅可從公司之溢利撥款派付。此外，公司法第34條規定，如具備償還能力且本公司之公司組織章程大綱及章程細則有所規定(如有)，則可由股份溢價賬支付股息及分派(詳情見上文第2(m)段)。

(f) 保障少數股東

開曼群島法院一般會參考英國之案例判例。該等案例准許少數股東提出集體訴訟或引申訴訟，以公司名義對(a)超越公司權限或非法行為，(b)欺詐少數股東之過失行為並對公司有控制權之人士，及(c)並非由所需規定大多數(或特別指定大多數)股東通過之決議案提出訴訟。

如公司並非銀行且其股本分為股份，則法院可於持有公司已發行股份不少於五分一之股東申請時，委派調查員審查公司之業務，並按法院指示之方式向法院作出滙報。

公司任何股東可入稟法院，如法院認為根據公平中肯之理由，公司理應清盤，則可能發出清盤令。

股東對公司之索償，須根據適用於開曼群島之一般契約法或民事侵權法，或根據本公司之公司組織章程大綱及章程細則作為股東所具有之個別權利而提出。

(g) 管理

公司法並無專門條文限制董事會處置公司資產之權力，惟公司法明確規定公司各主管人

員(包括董事、董事總經理及秘書)在行使上述權力及履行職務時，須以誠信之態度在符合公司最佳利益之目標下，以合理謹慎人士在類似情況下會行使之審慎、細心及技巧進行。

(h) 會計及審核規定

公司須就下列各項保存適當之賬目記錄：(i)公司所有收支款項及與該等收支款項有關之事項；(ii)公司所有銷貨與購貨紀錄；及(iii)公司之資產與負債。

如賬冊不能真實中肯反映本公司之狀況及解釋有關之交易，則不視為適當保存賬冊。

(i) 外滙管制

開曼群島並無外滙管制規例或貨幣限制。

(j) 税項

根據開曼群島税務豁免法(一九九九年修訂版)第6條，本公司已獲得總督會同行政局保證：

(i) 開曼群島並無法例對本公司或本公司之業務所得溢利或收入或收益或增值徵税；及

(ii) 毋須就本公司股份、債券或其他承擔繳交上述税項或遺產税或承繼税。

本公司上述之承諾由二零零一年一月九日起有效二十年。

開曼群島現時對個人或公司溢利、收入、收益或增值並不徵收任何税項，且無遺產税或承繼税。除不時因在開曼群島簽署若干文件或將該等文件帶入開曼群島而須支付之印花税外，開曼群島政府不大可能對本公司徵收重大税項。開曼群島並無參與訂立雙重徵税公約。

(k) 轉讓之印花税

開曼群島對開曼群島公司股份轉讓並不徵收印花税，惟轉讓在開曼群島擁有土地權益之公司股份除外。

(l) 貸款予董事

公司法並無明文規定禁止公司貸款予其董事。

(m) 查閱公司記錄

本公司股東根據公司法並無查閱或獲得公司股東名冊或公司紀錄副本之一般權利，惟可具有章程細則所載列之權利。

按照公司組織章程細則之規定，獲豁免公司可在董事會不時認為適當而在開曼群島或以外之地點設立股東總冊及分冊。公司法並無規定獲豁免公司須向開曼群島公司註冊處提交股東名單，因此股東姓名及地址並非公開資料，且不會供給公眾查閱。

(n) 清盤

公司可由法院頒令或通過股東特別決議案進行清盤。法院並擁權力在多極種殊情況下(包括在法院認為將公司清盤乃屬公平公正之情況下)頒令清盤。

倘股東在股東大會上通過特別決議案議決清盤，或有限期公司按大綱規定之營業期限已屆滿，或大綱規定公司須予解散之情況發生，則公司可進行自動清盤。如為自動清盤，公司必須由通過自動清盤之決議案或營業期屆滿或發生上述須自動清盤之事件當時終止營業。於委任清盤人後，公司事務將由清盤人全權負責，日後一切行政事宜均須經由清盤人批准方可執行。

公司可根據法院指令或其股東之特別決議案清盤，並委任清盤人負責收集公司資產(包括出資人所欠(如有)之款項)、確定債權人名單及償還公司所欠債權人之債務(如資產不足以償還全部債務則按比例償還)，並確定出資人(股東)之名單，根據彼等之股份所附權利分派剩餘資產(如有)。

如屬股東提出之公司自動清盤，公司在股東大會上須委任一位或以上之清盤人，進行公司業務之清盤及分派資產事宜。

緊隨公司業務全部清盤後，清盤人須就清盤作出報告，説明清盤之進行方式，及公司財產之處置方法，並隨即召開公司股東大會，以便向公司提呈上述報告及作出闡釋。最後一次股東大會應以公開通告或公司註冊處指示之其他方式召開。

公司可委任一位或以上之人士為正式清盤人，以辦理公司之清盤手續及協助法院進行有關事宜，而法院可臨時或以其他方式委任其認為適合之人士出任該職位。如多於一位人士被委任為正式清盤人，法院應指明正式清盤人在執行必須或獲授權進行之任何事宜時，應須由全部抑或其中一位或多位該等人士進行。法院並可決定正式清盤人獲委任時是否需要給予任何保證以及須給予何種保證。如無委任正式清盤人或該職位懸空，則公司全部財產須由法院保管。

(o) 重組

法例明文規定進行重組及合併須在為此而召開之股東或債權人大會(視情況而定)，獲得不少於佔出席大會之股東或債權人之75%之大多數股東或債權人贊成，且其後獲法院認可。雖然有異議之股東可向法院提出尋求批准之交易對股東所持股份並無給予合理價值，但如無證據顯示管理層有欺詐或不誠實，法院不大可能僅因上述理由而否決該項交易，而倘若該項交易獲批准及完成，異議股東將不會獲得類似諸如美國公司之異議股東一般會具有之估值權利(即按照法院對其股份之估值而獲得現金付款之權利)。

(p) 收購

如一間公司提出收購其他公司之股份，且在提出收購建議後四個月內，不少於被收購股份90%之持有人接納收購，則收購者在上述四個月期滿後之兩個月內，可發出通知要求反對收購之股東按收購建議之條款轉讓其股份。反對收購之股東可在該通知發出後一個月內向開曼群島大法院提出反對轉讓。反對收購之股東須證明法院應行使其酌情權。惟法院一般不會行使其酌情權，除非有證據顯示收購者與接納收購之有關股份持有人之間有欺詐或不誠信或勾結，以不公平手法逼退少數股東。

(q) 賠償保證

除法院認為違反公眾政策之規定外(例如須對觸犯法律之後果作出賠償保證)，開曼群島法例並不限制公司組織章程細則對主管人員或董事會作出賠償保證之數額。

4.　一般事項

本公司有關開曼群島法例之特別法律顧問Conyers Dill & Pearman, Cayman已向本公司發出一份意見書，其中概述開曼群島公司法之若干條文。如本售股章程附錄六「備查文件」一段所述，該意見書連同公司法副本可供備查。任何人士如欲查閱開曼群島公司法之詳細概要，或欲了解該等法例與其較熟悉之其他司法權區法例間之差異，應諮詢獨立法律顧問之意見。

A. 有關本公司及其附屬公司之其他資料

1. 註冊成立

本公司於二零零零年十二月五日根據公司法在開曼群島註冊成立為受豁免有限責任公司，法定股本為100,000港元，分為1,000,000股每股面值0.10港元之股份。

於二零零一年七月二十六日，本公司董事會正式批准將本公司之名稱由Arcon Group Holdings Limited改為Artel Solutions Group Holdings Limited。

本公司在香港之營業地點位於香港九龍灣展貿徑1號香港國際貿易展覽中心1299室，本公司已根據公司條例第十一部份註冊為海外公司。陳麗絮女士及余志明先生(兩人均為董事)已獲委任為本公司於香港接收傳票及通知之代理人。本公司於開曼群島註冊成立，並須受開曼群島法例規管。本公司之組織章程由組織章程大綱及細則組成，其中各部份及開曼群島公司法若干有關方面之概要載於本售股章程附錄四。

2. 股本變動

本公司於註冊成立之日之法定股本為100,000港元，分為1,000,000股每股面值0.10港元之股份。於當時發行予Codan Trust Company (Cayman) Limited之一股認購人股份其後以現金價0.10港元轉讓予游先生及由其持有，999,999股股份以未繳股款方式配發及發行予游先生，而所有該等999,999股份其後按下文「集團重組」一段所述之方式繳足。根據本公司唯一股東於二零零一年五月二十一日通過之一項書面決議案，本公司股本中每股面值0.10港元之已發行及未發行股份每股細分為10股股份。

根據本公司唯一股東於二零零一年八月二十九日通過之一項書面決議案，本公司之股本藉進一步增設9,990,000,000股股份而增至200,000,000港元，其中10,000,000股股份一如下文「集團重組」一段所述於當日按入賬列作繳足發行。

緊隨股份發售及資本化發行，惟未計及任何根據購股權計劃授出之購股權獲行使而可能發行之股份，本公司之法定股本將為100,000,000港元，分為10,000,000,000股股份，其中1,600,000,000股股份會以繳足或入賬列作繳足方式發行，惟有8,400,000,000股股份仍未發行。除根據購股權計劃而可能授出之任何購股權獲行使而進行者外，本公司目前無意發行任何法定但尚未發行之股本，若未經本公司股東在股東大會上事先批准，不會在可實質改變本公司控制權之情況下發行股份。

除本文及「本公司唯一股東於二零零一年八月二十九日通過之書面決議案」一段所披露者外，本公司之股本自其註冊成立日期以來並無變動。

3. 本公司唯一股東於二零零一年八月二十九日通過之書面決議案

二零零一年八月二十九日，根據本公司唯一股東通過之書面決議案：

(a) 本公司採納現有公司細則；

(b) 於二零零一年十一月十一日或之前，待聯交所上市委員會批准本售股章程所述之已發行及將予發行股份上市及買賣，及根據本售股章程「包銷」一節「包銷安排及費用」一段所述之包銷協議之責任成為無條件，且並無根據該協議之條款或以其他方式予以終止：

(i) 批准股份發售並授權董事根據股份發售配發及發行發售股份；

(ii) 批准及採納購股權計劃(其主要條款載於本附錄「購股權計劃」一節)之規則，並授權董事根據購股權計劃授出購股權以認購股份，及配發、發行及處置因行使根據購股權計劃授出之購股權而發行之股份；

(iii) 待本公司股份溢價賬因股份發售而出現進賬後，授權董事將股份溢價賬進賬之12,600,000港元撥充資本，並將有關款項按面值繳足1,260,000,000股股份，以配發及發行予於二零零一年八月二十九日營業時間結束時名列本公司股東名冊上之股份持有人(或彼等所指示之人士)，並按彼等當時於本公司之持股量比例(盡可能合乎比例，但須為整數)計算；

(iv) 一般無條件授權董事按供股、根據本公司組織章程細則之以股代息計劃或類似安排，或行使根據購股權計劃可能授出之購股權或根據股份發售或資本化發行以外之方式，配發、發行及處置股份，惟總面值不得超過(aa)緊隨股份發售及資本化發行完成後本公司已發行及將予發行股份總面值之20%及(bb)倘下文(vi)之決議案獲通過，本公司根據下文(v)所述授予董事之授權而可購回股份之總面值，本授權將於本公司下屆股東週年大會結束時或根據本公司細則或公司法或任何適用法例規定本公司須舉行下屆股東週年大會之日期或本公司股東通過普通決議案撤銷或更改該項授權時(以最早者為準)屆滿；

(v) 一般無條件授權董事行使本公司一切權力，購回總面值不超過緊隨股份發售及資本化發行完成後本公司已發行及將予發行股本總面值之10%；本授權將於本公司下屆股東週年大會結束時，或根據本公司細則或公司法或任何適用法例規定本公司須舉行下屆股東週年大會之日期，或本公司股東通過普通決議案撤銷或更改該項授權時(以最早者為準)屆滿。

(vi) 批准將配發、發行及處置股份之一般授權擴大，以包括根據上文(v)購回本公司股本之面值。

4. 集團重組

為籌備股份於聯交所上市，組成本集團之公司曾進行重組，以精簡本集團之架構。重組涉及游先生將五股每股面值1.00美元之股份(即本集團之直接中介控股公司Artel BVI之全部已發行股本)轉讓予本公司，而轉讓之代價為本公司(i)向游先生所指定之E-Career配發及發行10,000,000股入賬列作繳足股份及(ii)於二零零零年十二月二十九日以未繳股款方式向游先生配發及發行999,999股股份，並按面值入賬列作繳足，並於其後以上述方式拆細為9,999,990股股份。

除上文所述轉讓Artel BVI之股份外，本集團亦進行下列公司重組：

(a) 於二零零一年一月十七日，

(i) Artel e-Solutions Limited(「Artel e-Solutions」)及其代名人各獲按面值配發及發行宏恩一股普通股股份，以換取現金；

(ii) 作為向游先生配發及發行100股Artel e-Solutions股本中每股面值1.00美元入賬列作繳足股份之代價，8,000,000股宏恩已發行股本中每股面值1.00港元之股份(6,400,000股由游先生持有而1,600,000股則由其代名人Chao Wei Neng持有)已轉換為8,000,000股每股面值1.00港元無投票權遞延股份，並附有下文「無投票權遞延股之權利與限制」一段所載之權利並受該段所載限制規限；

(iii) 上文(i)分段所述之兩股股份各獲指定為一股面值1.00港元之普通股；及

(iv) 游先生向Artel e-Solutions授出一項購股權，以總代價1.00港元購入彼於宏恩全部無投票權遞延股份。Artel e-Solutions無須就該項購股權付出任何代價。

(b) 於二零零一年四月十日，Artel Computer Solutions Limited(「Artel Computer」)及其代理人以現金各自按面值購入宏碩科技有限公司(「宏碩」)1股面值1.00港元之股份，即該公司之全部已發行股本。

(c) 於二零零一年八月二十九日，

(i) Artel BVI從游先生及其代名人購入Ariel International Technology Company Limited(「Ariel International」)合共10股每股面值1.00港元之股份(即Ariel International全部已發行股本)，而作為購入股份之代價，Artel BVI向游先生配發及發行一股每股面值1.00美元之股份，並按面值入賬列作繳足；

(ii) Artel BVI從游先生及其代名人購入Advance Great Limited(「Advance Great」)合共10,000股每股面值1.00港元之股份(即Advance Great全部已發行股本)，而作為購入股份之代價，Artel BVI向游先生配發及發行一股每股面值1.00美元之股份，並按面值入賬列作繳足；

(iii) Artel BVI從游先生購入Artel e-Solutions110股每股面值1.00美元之股份(即Artel e-Solutions全部已發行股本，而作為購入股份之代價，Artel BVI向游先生配發及發行一股每股面值1.00美元之股份並按面值入賬列作繳足；

(iv) Artel BVI從游先生購入Artel Computer200,000股每股面值1.00美元之股份(即Artel Computer之全部已發行股本)，而作為購入股份之代價，Artel BVI向游先生配發及發行一股每股面值1.00美元之股份，並按面值入賬列作繳足；及

(v) Artel BVI以現金代價1.00港元(相等於Best Hero之賬面值)從Tsao Shih Liang及Lee Hsun Ho購入Best Hero Limited(「Best Hero」)10,000股每股面值1.00港元之股份。

5. 附屬公司股本變動

本公司之附屬公司列於本售股章程附錄一所載之會計師報告內。除本文及上文「集團重組」一段所披露者外，緊接本售股章程刊發之日前兩年內，本公司各附屬公司之股本概無出現任何變動。

6. 本公司購回其本身之證券

本段載有聯交所規定須載於本售股章程有關本公司購回本身證券之資料。

(a) 聯交所規則

上市規則准許以聯交所為第一上市地之公司於聯交所購回本身之證券，惟須遵守若干限制，其中較重要者概述如下：

(i) 股東批准

以聯交所為第一上市地之公司提出購回證券(就股份而言，必須為全數繳足股款)之所有建議，必須事先獲股東通過普通決議案以一般授權或就指定交易所出之特定方式批准。

附註： 根據本公司唯一股東於二零零一年八月二十九日通過之書面決議案，董事獲授一般無條件授權(「購回授權」)，授權本公司在聯交所或本公司證券上市並就此證券及期貨事務監察委員會及聯交所認可之任何其他證券交易購回股份，股份數目最多可達本售股章程所述本公司已發行及將予發行股本之總面值之10%。該項授權於本公司下屆股東週年大會結束時或根據公司細則或公司法或任何適用法例規定須舉行本公司下屆股東週年大會之日期或本公司股東在股東大會上通過普通決議案撤回或修訂該項授權時(以最早者為準)屆滿。

(ii) 資金來源

用以購回之資金必須自根據本公司之組織章程大綱及細則及公司法可合法撥作此用途之資金中支付。上市公司不得以現金以外之代價或聯交所買賣規則以外之結算方式在聯交所購回本身證券。本公司任何購回所需款項，可從本公司盈利或就購回而發行新股所得款項中撥付，如因購回而需支付任何溢價，則從本公司盈利或本公司股份溢價賬之進賬款項中撥付。

(iii) 買賣限制

公司可於聯交所購回最多達已發行股份總數10%之股份。於緊隨購回後30日期間內，在未取得聯交所事先批准前，公司不得發行或公佈發行新證券(惟因行使購股權或規定本公司發行於購回前尚未發行之證券之類似文據而發行證券除外)。此外，於任何一個曆月在聯交所購回之所有證券最多以該等證券於上一個曆月在聯交所成交量之

25%為限。根據上市規則，倘購回會導致公眾人士持有之已上市股份數目低於聯交所規定之最低百分比，則公司亦不得於聯交所購回其本身股份。如聯交所有所要求，公司須促使受其委任以購回證券之經紀向聯交所披露有關購回事宜之資料。

(iv) 已購回證券之地位

所有已購回證券(不論在聯交所或其他證券交易所進行)之上市地位將自動取消，而該等證券之股票須予註銷及銷毀。根據開曼群島法例，公司之已購回股份應視作已註銷。

(v) 暫停購回

公司不得在可影響證券價格之事件發生或成為決策之考慮因素後購回證券，直至可影響證券價格之資料已予公佈為止。尤其是緊接公司初步公佈年度業績或刊發公司中期報告前一個月期間，除非情況特殊，否則公司(根據上市規則第21章之規定上市之投資公司除外)不得於聯交所購回證券。此外，倘公司違反上市規則，聯交所可禁止其於聯交所購回證券。

(vi) 呈報規定

在聯交所或其他證券交易所購回證券，必須於下一個營業日上午九時三十分(香港時間)前向聯交所呈報。此外，公司之年度報告須披露年內之證券購回詳情，包括每月購回之證券數目及所支付之價格總額。

(vii) 關連人士

公司不得明知而在聯交所向「關連人士」購回證券，即本公司或其任何附屬公司之董事、主要行政人員或主要股東或彼等之聯繫人士(定義見上市規則)，而關連人士亦不得明知而在聯交所向公司出售其證券。

(b)　購回之理由

董事相信，本公司股東授予董事一般授權於市場購回股份乃符合本公司及其股東之最佳利益。視乎當時市況及資金安排而定，該等購回事宜可提高每股資產淨值及╱或每股盈利，且僅於董事相信該等購回將有利於本公司及其股東之情況下進行。

(c)　購回之資金

本公司用以購回證券之資金必須依照本公司之章程大綱及細則、上市規則及開曼群島適用法例從可合法撥作此用途之資金中支付。

根據本售股章程所披露之本集團現時之財務狀況及經計及本集團現時之營運資金狀況，董事認為，倘購回授權全面行使，則本集團之營運資金及╱或資本負債水平可能會受到重大不利影響（相對於本售股章程所披露之狀況而言）。然而，倘行使購回授權會對董事不時認為本集團應具有之營運資金需求或資本負債水平產生任何重大不利影響，在此等情況下，董事不擬行使該購回授權。

倘全面行使購回授權，根據緊隨股份上市後已發行之1,600,000,000股股份計算，則使本公司在購回授權仍然有效之期間內購回最多達160,000,000股股份。

(d)　一般資料

就董事作出一切合理查詢後所知，董事或彼等各自之任何聯繫人士目前概無意將任何股份售予本公司或其附屬公司。

各董事已向聯交所承諾，在適用情況下，彼等將會按照上市規則及開曼群島適用法例行使購回授權。

倘購回證券導致某股東在本公司投票權所佔之權益比例有所增加，就香港公司收購及合併守則（「收購守則」）而言，該項增加將被視作一項收購。因此，一名股東或一群行動一致之股東可取得或聯合取得本公司之控制權，並因該等增加須按照收購守則第26條提出強制性收購建議。除上述者外，董事並不知悉因根據購回授權進行任何購回而產生任何觸及收購守則之後果。

倘購回股份會使公眾人士持有之股份降至低於當時已發行股份之25%，則須獲得聯交所同意豁免遵守上文所述上市規則關於公眾持股之規定後方可購回股份。除非在特殊情況下外，一般不會豁免遵守該項規定。

關連人士(定義見上市規則)概無知會本公司，倘購回授權獲行使，彼等表示目前有意將股份售予本公司，亦無承諾不會將股份售予本公司。

7. 無投票權遞延股之權利與限制

上文「集團重組」一段所述宏恩股本中之無投票權遞延股之權利與限制載列如下：

(a) 就收入方面，無投票權遞延股之持有人有權(倘本公司董事於任何財政年度不時決議)享有本公司於任何財政年度每年5%息率之固定非累積股息，惟據此本公司可供派發股息之純利(須經本公司核數師證明，其決定為最終及生效)須超出10,000,000,000,000港元；

(b) 就股本方面，於本公司清盤退回資產時，無投票權遞延股持有人有權從本公司剩餘資產中享有彼等持有之無投票權遞延股份之退回繳足股本，惟須在總額10,000,000,000,000港元就本公司每股普通股在清盤時已獲分配以後；及

(c) 就表決權方面，無投票權遞延股並不賦予其持有人權利，有權收取本公司之任何股東大會通告或出席該大會或於會上投票。

B. 有關業務之其他資料

1. 重大合約概要

以下為本集團成員公司於緊接本售股章程刊發日期兩年內訂立之重大或可屬重大之合約(非於日常業務過程中所訂立者)：

(a) 於二零零一年八月二十九日，(i)游先生作為賣方及(ii)本公司作為買方就購入Artel BVI全部已發行股本而訂立之一項協議，代價為(i)向游先生配發及發行合共1,000,000股股份，並入賬列作繳足；及(ii)於二零零零年十二月二十九日向游先生以未繳股款方式配發及發行9,999,990股股份，並按面值入賬列作繳足；

(b) 於二零零一年十月十一日，游先生及E-Career向本集團簽署之彌償保證契據，載有本附錄「其他資料」一節「遺產稅及稅項彌償」一段所述之彌償；及

(c) 包銷協議。

2. 本集團之知識產權

於最後實際可行日期，本集團已於中國註冊下列商標：

商標	註冊地點	類別	註冊日期	註冊編號
	中國	9 *(附註1)*	一九九九年十月四日	1323765
	中國	9 *(附註1)*	一九九九年十月四日	1323766

於最後實際可行日期，本集團已申請註冊下列商標及服務標誌，惟有關商標之註冊仍未授出：

商標／服務標誌	申請地點	類別	申請日期	申請編號
ASEP	香港	35 *(附註2)*	二零零一年五月二十三日	2001/08212
ASEP	香港	42 *(附註3)*	二零零一年五月二十三日	2001/08213
ARTEL	香港	35 *(附註2)*	二零零一年八月三日	2001/12610
ARTEL	香港	16 *(附註4)*	二零零一年八月三日	2001/12609

附註：

1. 根據中國之有關商標分類，第9類註冊包括下列貨品：

   科學、航海、測量、電子、攝影、電影、光學、稱量、量度、發出訊號、檢查(監察)、救生及教學儀器及器材；

   用作錄音、傳送或複製聲音及影像之儀器；

   磁性數據媒體，記錄光碟；

   自動販賣機及投幣操作之機械儀器；

   收銀機、計算機、數據處理設備及電腦；及

   滅火設備

2. 根據香港之有關商標分類，第35類註冊包括下列服務：

   廣告；商業經營；商業管理及；辦公室運作

3. 根據香港之有關商標分類，第42類註冊包括下列服務：

   提供飲食；臨時住宿；醫療、衛生及美容；獸醫及農業服務；法律服務；科學及工業研究；電腦程式編寫及不能納入其他類別之服務

4. 根據香港之有關商標分類，第16類註冊包括下列貨品：

   紙品、紙板及以此等物料製成而並不納入其他類別之貨品；印刷品；釘裝品；照片；文具；作文具或家居用途之粘貼劑；美勞物料；漆刷；打字機及辦公室必須品(傢俬除外)；指導及教學材料(器材除外)；不納入其他類別之包裝用塑膠物料；撲克牌；印刷活字；打印塊

於最後實際可行日期，本集團已註冊下列域名：

域名	**註冊日期**
www.asepsolutions.com	二零零一年五月十二日
www.asephk.com	二零零一年五月十二日
www.asepb2b.com	二零零一年五月十二日
www.artelb2b.com	二零零一年七月二十四日
www.artelholdings.com	二零零一年七月二十四日
www.artelsolutions.com	二零零一年七月二十四日

有關董事及專業人士之其他資料

權益之披露

(a) 董事及專業人士權益之披露

(i) 於緊接本售股章程刊發日期前兩年內，本集團曾與附錄一所載會計師報告第A節附註26所述之若干董事及彼等之聯繫人士進行買賣；及

(ii) 游先生於本附錄「有關本公司及其附屬公司之其他資料」一節「集團重組」一段所述之集團重組中擁有權益。

(b) 服務合約之詳情

游先生、陳麗絮女士、余志明先生及陳志明先生(全為執行董事)已各自與本公司訂立服務合約，由二零零零年九月一日起計初步年期為兩年，並於其後繼續有效，直至其中一方向另一方發出不少於三個月事先書面通知而予以終止為止。此等執行董事各自有權享有下文所載之基本薪金(可按董事之酌情權於二零零二年四月一日後調整，惟年增幅不得超過緊接該等增長前年薪之10%)。此外，執行董事亦有權收取管理花紅，惟就本公司任何財政年度所應付予全體執行董事之花紅總額不得超逾本集團就該財政年度經審核綜合或合併純利(除税、少數股東權益以及支付該等花紅後但不包括非經常項目)之5%。董事收取截至二零零一年十二月三十一日止年度之管理花紅有待本公司於該年度之合併純利(除税及少數股東權益以及支付該等花紅之款項但不包括特殊項目前)超逾113,000,000港元。執行董事不得就有關其獲發管理花紅金額之任何決議案投票。各執行董事現時之基本薪金如下：

董事	*美元*
游先生	529,200
陳麗絮女士	216,000
陳志明先生	180,000
余志明先生	144,000

除上述者外，董事概無與本公司或其任何附屬公司訂立或擬訂立服務合約(於一年內屆滿或可由僱主免付賠償(法定補償除外)而終止之合約除外)。

(c) *董事酬金*

(i) 於截至二零零零年十二月三十一日止年度，本集團支付予董事之酬金總額約為5,918,000港元；及

(ii) 根據現行安排，本集團截至二零零一年十二月三十一日止年度應支付予董事之酬金總額載於本售股章程附錄I會計師報告B節。

(d) *於股份發售及資本化發行後董事於本公司股本之權益*

緊隨股份發售及資本化發行後，董事於本公司或其任何相聯法團(定義見披露權益條例)之股本中擁有根據披露權益條例第28條於股份上市後須隨即知會本公司及聯交所(包括彼等根據披露權益條例第31條或附表第一部份被當作或視為擁有之權益)，或根據披露權益條例第29條須於股份上市後隨即載入該條所述權益登記冊，或根據上市規則《上市公司董事進行證券交易的標準守則》須於股份上市後隨即知會本公司及聯交所之權益如下：

	股份數目			
董事	**公司權益**	**個人權益**	**家族權益**	**總權益**
游先生	1,200,000,000 *(註)*	無	無	1,200,000,000

註：

此等股份將以E-Career之名義登記，並由E-Career實益擁有。E-Career全部已發行股本均以游先生之名義登記，並由游先生實益擁有。

2. 主要股東

據董事所知，緊隨股份發售及資本化發行後，倘不計及根據股份發售可能認購之股份，以下股東將擁有當時已發行股份逾10%之權益：

名稱	**股份數目**	**所持百分比**
E-Career *(註)*	1,200,000,000	75%
游先生 *(註)*	1,200,000,000	75%

註：

此等股份將以E-Career之名義登記，並由E-Career實益擁有。E-Career全部已發行股本均以游先生之名義登記，並由游先生實益擁有。

3. 個人擔保

游先生及Chao Wei Neng(宏恩董事及游先生之姐妹夫／襟兄弟)各自已就本集團若干成員公司所欠負債務及負債向銀行提供擔保。有關銀行已同意該等個人擔保於股份在聯交所上市時獲全面解除，並由本公司所提供之公司擔保替代。

4. 關連人士交易

於緊接本售股章程兩年內，本集團與關連人士進行本售股章程「本集團資料」一節下「關連交易」一段及本售股章程附錄一所載會計師報告第A節附註26。

5. 其他事項

除本售股章程所披露者外：

(a) 倘不計及根據股份發售可能獲認購或購買之任何股份及根據購股權計劃可能授出之任何購股權，據董事所知並無任何人士於緊隨股份發售後直接或間接持有或實益擁有本公司當時已發行及本售股章程所述將予發行之10%或以上股份；

(b) 就披露權益條例第28條或上市規則而言，各董事概無於本公司或其任何相聯法團（定義見披露權益條例）之證券中被當作或視為擁有符合披露權益條例第31條或附表第一部份之任何權益，亦無擁有根據披露權益條例第29條須記錄在由本公司保存之登記冊之任何權益，或根據上市公司董事進行證券交易的標準守則於股份在聯交所上市後須隨即知會本公司及聯交所之任何權益；

(c) 除（尤其是）本附錄「有關本公司及其附屬公司之其他資料」一節「集團重組」一段及本售股章程附錄一所載會計師報告A節附註25所披露者外，董事或名列本附錄「其他資料」一節「專業人士同意書」一段之任何專業人士概無於創辦本公司過程中，或於緊接本售股章程刊發日期前兩年內本集團任何成員公司已收購或出售或租用，或本集團任何成員公司擬收購或出售或租用之任何資產中擁有任何直接或間接權益。任何董事亦將不會以其本身或代名人之名義申請認購發售股份；

(d) 除（尤其是）本售股章程附錄一所載會計師報告A節附註26及本附錄「集團重組」一段所披露者外，董事概無於本售股章程刊發日期仍屬有效並對本集團整體業務關係重大之任何合約或安排中擁有重大權益；及

(e) 名列本附錄「其他資料」一節「專業人士之同意書」一段之任何專業人士概無於本集團任何公司擁有任何股權或可認購或指派他人認購本集團任何公司證券之權利（不論可合法執行與否）。

D. 購股權計劃

1. 條款概要

以下乃本公司唯一股東於二零零一年八月二十九日(「採納日」)透過書面決議案而有條件採納之購股權計劃主要條款概要：

(a) *計劃之目的*

購股權計劃目的在於讓本公司透過授出購股權表揚本公司若干全職僱員(包括執行董事、非執行董事及獨立非執行董事)對本公司之貢獻。

(b) *授出及接納購股權*

在購股權計劃之條款之規限下，董事可絕對酌情邀請本集團之全職僱員(包括本集團執行董事、非執行董事及獨立非執行董事)(「合資格人士」)接納購股權，以按下文(c)段計算之價格認購股份。

合資格人士將以函件(格式如董事局不時所決定者)獲授購股權，及將由函件發出當日起28日期限可供有關合資格人士接納，惟採納日之十周年日或該購股權計劃已終止後授出之建議將不再可供接納。

承授人須於接受購股權時付出一筆不可退回之象徵式代價1.00港元。當本公司收到合資格人士正式簽署接納購股權之函件複本，並連同上述1.00港元之代價，購股權將被視作已經獲接納。

可接納任何少於獲授股份數目之購股權，惟該股份數目須為當時在聯交所買賣之一手買賣單位或其整數倍數。

(c) *股份價格*

根據購股權計劃授出之股份之行使價由董事全權釐定，惟不得低於(i)授出之日(必須為營業日)股份於聯交所每日所報之收市價；及(ii)緊接授出之日前五個營業日股份於聯交所每日所報之平均收市價兩者之較高者。

(d)　股份最高數目

(i)　在下文(iii)之規限下，根據購股權計劃可能授出之購股權之最高股份數目(連同任何其他計劃涉及之任何股份)將不超過於股份在聯交所上市後之160,000,000股股份(「計劃授權限制」)。本公司可能尋求其股東於股東大會上根據計劃批准「重訂」10%之限制。然而，在「重訂」之限制下，根據行使本公司(或其附屬公司)所有計劃將予授出之所有購股權而可能發行之證券總數，不得超過於批准該限制之日已發行之有關證券類別之10%，而之前根據購股權計劃授出之購股權(包括根據計劃或已行使之購股權而尚未行使、已註銷及已作廢之購股權)將不計入計算「重訂」之限制。

(ii)　在下文(iii)之規限下，如本公司於股東大會上獲股東特別批准及發出通函，則可向指定參與者發行超過計劃授權限制之購股權。

(iii)　根據購股權計劃及本公司之任何其他計劃將予授出之所有尚待行使之購股權獲行使後可能發行之股份總數不得超過本公司不時已發行股本總數之30%。

除非(i)向股東寄發一份股東通函；(ii)股東批准授出超過本附錄所述限制之購股權及(iii)有關合資格人士及其聯繫人士放棄就決議案作出投票，否則直至向每名合資格人士授出購股權當日止任何十二個月期間，已授出及將予授出之購股權(包括已行使及未行使之購股權)獲行使後已發行及將予發行之股份總數不得超過本公司已發行股本總數之1%。

行使任何購股權須先經本公司股東在股東大會上批准增加任何必須之本公司法定股本，惟須董事將提供足夠本公司法定但未發行股本，以購股權行使時之潛在需求。

(e)　行使購股權

除非購股權計劃之條款另有規定外，購股權持有人於購股權被視為授出及接納之日起計六個曆月屆滿後隨時行使購股權，並於董事釐定及通知各承授人之日屆滿，惟在任何情況下，不得遲於由採納日起計十年，惟受提早終止購股權期間(「購股權期間」)所規限。

承授人以書面通知本公司申明該購股權據此行使及有關行使之股份數目，就可全數或部份行使購股權。每份通知書須附隨該有關通知書提及之股份之認購價之全數金額之滙款。於收

到該通知書及滙款後28日內及(如適用)收到本公司核數師之證書，本公司將配發入賬列為繳足之有關股份予承授人(或其遺產代理人)。

在行使任何購股權前，概無目標表現須達到。

(f)　授出購股權之期限限制

購股權不可於令價格波動之事件出現後或作出可能令價格波動之決定後授出，直至該等令價格波動之資料已於報章公佈時為止。尤其是，緊於(i)董事局批准本公司中期或年度業績之會議日期及(ii)本公司刊登其中期或年度業績公佈之截止日期前(以較早者)一個月始至業績公佈日期止期間概無購股權可以授出。

(g)　權利屬承授人個人所有

購股權屬承授人個人所有，不得轉讓。購股權不得出售、轉讓、抵押、按揭、承擔或就任何第三者增設任何權益。

(h)　解僱或終止受僱時之權利

倘購股權之承授人因身故以外之任何理由或因持續或嚴重失職、破產、無力償還或與其債權人普遍達成任何和解，或任何刑事罪行或其他僱主有權根據適用法律終止彼之任職之理由等一個或多個理由而不再為合資格人士，則其購股權(至未獲行使者為限)將於其終止受僱日期起自動作廢及不得行使，除非董事另行決定，在此情況下，其購股權(或未獲行使之購股權)可於董事釐定於終止受僱之日後期間獲行使，即購股權之承授人於本公司或有關附屬公司之最後實際工作天(不論其薪金以代通知金支付與否)。

(i)　身故之權利

倘購股權之承授人因身故而不再為本集團之僱員，而上述第(h)段有關終止其受僱之理由並無發生，則其法定遺產代理人可於該承授人身故之日起計十二個月內(或經由董事決定之較長期間內)全面行使購股權(至未獲行使者為限)。。

(j)　註銷所授出之購股權

註銷任何已授出但尚未行使之購股權及向同一承授人發行新購股權只能根據股股權計劃現有未發行之購股權(不包括已註銷之購股權)中上述第(d)(i)段之計劃授權限制內進行。根據購股權計劃之條款而作廢之購股權將不計入計算計劃授權限制。

(k) 股本變動之影響

倘本公司之資本架構於購股權(不論以溢利或儲備化作資本、供股、合併、分拆或削減本公司股本之形式(而非以發行股份作為本公司屬交易方之交易之代價))可行使期間出現任何變動,則(i)尚未行使之購股權所涉及之股份數目及/或(ii)每股股份之認購價及/或(iii)購股權之行使之行使方式須作出由本公司之核數師應本公司或任何承授人之要求以書面證實其認為公平合理之相應修訂(如有),惟任何該等修訂須於承授人持有其於該等修訂前獲得本公司已發行股本之相同比例及於任何購股權獲承授人全部行使時應付之總認購價盡量維持與上述條件發生前一樣(但不能高於修訂前之水平)而方可進行。修訂不得使股份按低於面值之價格發行。除資本化發行外,本公司當時之獨立財務顧問或核數師必須以書面向董事確認該等調整乃符合上述規定。

(l) 全面收購建議之權利

倘所有股份持有人(或出價人以外之所有持有人及/或由出價人控制之任何人士及/或與出價人聯屬或一致行動之任何人士(定義見收購守則)獲提呈全面收購建議,而該收購建議於有關購股權之購股權期間成為或宣佈無條件,則承授人(或其法定遺產代理人)可於收購建議成為或宣佈無條件之日後一個月內隨時全面行使該購股權(至未獲行使者為限)。

(m) 清盤之權利

倘本公司向其股東發出通知召開股東大會以考慮酌情通過決議案容許本公司主動清盤,則本公司向各股東發出有關通知時,須在同日或隨即就此向所有承授人發出通知,而各承授人(或彼等各自之法定遺產代理人,惟上述(h)段有關終止其受僱之理由並無發生)可早於上述本公司擬召開之股東大會日期前兩個營業日,向本公司發出書面通知,並附上有關購股權之認購價總額之付款支票,全數或至其於通知書列明者行使購股權(至未獲行使者為限)。本公司將盡早而無論如何不可遲於上述擬召開之股東大會日期前最後一個營業日配發及發行入賬列為繳足之該等股份予承授人。

(n) 重組、妥協或安排之權利

倘本公司與其股東或債權人擬因或就有關本公司之重組或合併計劃達成妥協或作出安排,本公司須於向其各股東或本公司債權人發出有關考慮該妥協或安排之通告當日,向承授人發出有關通告,而承授人(或其法定遺產代理人)可向本公司發出書面通知,全面或按通知所指定之

程度行使尚未行使之購股權，有關通知連同行使價付款總額最遲須於建議會會期兩個營業日前交予本公司，而本公司須儘快向承授人如數配發及發行股份並入賬列為繳足股款，惟無論如何不應遲於緊接會期前之營業日。

(o) *股份之地位*

因行使購股權而配發之股份須受當時生效之本公司之公司組織章程細則所有規條所限制，並在各方面享有與於配發當日已發行之繳足股份同等之權益，並因此令股份持有人可享有於配發日期或之後所派付或作出之所有股息及其他分配(惟倘記錄日期在配發日期之前，則先前宣派或建議或議決派付或作出之任何股息或其他分配除外)。

(p) *購股權計劃之期間及管理*

購股權計劃由二零零一年八月二十九日(即本公司有條件採納購股權計劃之日)起計十年內採納。於該期間後概無進一步購股權將予授出，但購股權計劃之規定將維持全面行使及在所有其他方面有效。除非購股權計劃另有規定，購股權計劃將由董事管理，其決定對所有方為最終及有約束力。

(q) *購股權計劃之條款之變動*

(i) 有關上市規則第17.03條所載事項之規則於獲得本公司之股東在股東大會上批准前不得為參與者之利益而更改。

(ii) 本公司或其任何附屬公司之購股權計劃之條款及條件之任何重大更改或授出購股權之條款之任何修改須獲得本公司之股東批准(根據該購股權計劃現有條款自動更改則除外)。

(iii) 修改購股權計劃或購股權之條款仍須符合上市規則第17章有關之規定。

(iv) 就該購股權計劃之任何條款更改而使董事權力或購股權計劃管理人出現任何變動須獲本公司之股東在股東大會上批准。

(r) *購股權計劃之條件*

購股權計劃須待下列情況完成後，方可作實：

- 聯交所上市委員會批准該計劃、據此而授出任何購股權及批准於該計劃採納日期已發行之股份及行使根據購股權計劃授出之購股權而將發行之股份上市及買賣；及

- 本公司唯一股東於二零零一年八月二十九日通過採納購股權計劃之書面決議案。

(s) *向關連人士或其任何聯繫人授予購股權*

向關連人士(定義見上市規則)或其聯繫人士授予購股權必須獲得獨立非執行董事(不包括任何屬於購股權之承授人之獨立非執行董事)批准。如建議向兼為本公司之主要股東或獨立非執行董事或彼等各自之聯繫人士授予購股權。而授出該等購股權會導致直至該等人士獲授當日止(包括該日)之任何十二個月期間，已授出及將予授出之購股權(包括已行使、已註銷及未行使之購股權)獲行使後已發行及將予發行之股份總數佔已發行股份總數超過0.1%及總值5,000,000港元(根據證券於各授出之日之收市價計算)，則是項授予購股權建議必須獲得股東於股東大會上以票選方式批准。所有本公司關連人士(任何已於下述將予刊發之股東通函中表明有意投票反對授予購股權建議之關連人士除外)必須於該大會上放棄投票。

本公司必須編製股東通函以解釋授予購股權建議、披露(i)將授予之購股權數目及條款、(ii)載述有關獨立非執行董事(不包括任何屬於承授人之獨立非執行董事)就應否投票贊成或反對授予購股權建議提供之推薦建議、(iii)載有關於任何身為計劃之受托人或於受托人擁有直接或間接權益之董事之資料。

已授予關連人士或其聯繫人士之購股權之條款有任何修改須經股東在股東大會上批准。

(t) *購股權失效*

尚未行使之購股權(至未獲行使者為限)將於下列情況下自動失效(以較早者為準)：

(i) 按照第(i)段，購股權期限屆滿；

(ii) 根據第(h)、(k)、(l)、(m)或(n)段之任期限屆滿；

(iii) 按第(h)段任何一項或多項理由終止彼之受僱，使該承授人不再為合資格人士之日期。董事或本集團董事局之決議案對上述提出之一項或多項理由終止或不終止承授人之受僱將對承授人為結論及有約束力；或

(iv) 承授人違反第(g)段之行為之日期。

(u) 終止

本公司可藉在股東大會上之普通議案於任何時間終止購股權計劃之運作，及於該情況下將再無頒授購股權，但於所有其他方面購股權計劃之規則會保持必須之效力以行使之前授出之任何購股權，或相反可能因按照購股權計劃之規則及已授出之購股權(包括根據購股權計劃之已行使或尚未行使之購股權)在該終止之前會繼續為有效及可按照購股權計劃行使。

根據購股權計劃已授出之購股權計劃之詳情(包括已行使或尚未行使之購股權)將於該終止後尋求股東批准成立之首個新計劃之通函中披露。

(v) 一般資料

購股權計劃(及本公司不時採納之任何其他計劃)之條款須符合聯交所於二零零一年八月二十三日發出之公佈中所載之新規定。

本公司將會持續遵守有關本公司之購股權計劃及任何其他計劃不時生效之有關法定要求及上市規則。

任何有關購股權計劃而產生之爭議將參照本公司核數師之決定，彼會作為專家而非仲裁人及彼之決定(在毫無明顯錯誤下)為最終及有約束力。

2. 購股權計劃之現況

本公司已向聯交所上市委員會申請批准購股權計劃、其後根據購股權計劃授出購股權及批准因行使根據該計劃授出之購股權而將予發行股份上市及買賣。

於本售股章程刊發日期，本公司概無根據購股權計劃授出或同意授出任何購股權。

E. 其他資料

1. 遺產稅及稅項賠償保證

游先生及E-Career(合稱「賠償人」)已各自就(其中包括)本集團之任何成員公司於股份發售成為無條件之日或之前獲轉讓財產(按遺產稅條例第三十五條之定義)而可能產生之香港遺產稅個別及共同與本集團訂立賠償契據(即本附錄「業務之其他資料」一節「重大合約概要」一段所述之重大合約(b)),對本集團作出賠償保證。董事已獲知會,本公司不大可能須承擔任何重大之開曼群島遺產稅。

根據賠償契據,賠償人已就本集團任何成員公司於股份發售成為無條件之日或之前賺取、應計或收取之任何收入、溢利或收益而應付之稅項共同及個別向本集團作出賠償保證,惟下列情況除外:

(i) 在本集團截至二零零一年三月三十一日止期間之經審核合併賬目已作出撥備;

(ii) 若非本集團成員公司事先未經賠償人書面同意或協定而進行任何行為或不作或自願訂立交易而本不應產生之稅項,惟於日常業務或於日常購置及出售資本資產、按照於股份首次在聯交所開始買賣當日(「生效日」)或之前作出之具法律約束力承諾所進行或作出或訂立或自願訂立,或訂立人士包括已終止或被視為終止成為本集團成員公司之任何成員公司,或就稅務而言與本集團任何其他成員公司有聯繫之本集團任何成員公司交易則作別論;

(iii) 生效日後因香港稅務局或其他有關部門所更改之稅例、詮釋或慣例開始實施而徵收追溯至過往之稅項所產生或引致之申索,或在生效日後因具追溯力之稅率上升而產生或增加之申索;及

(iv) 倘於本集團截至二零零一年三月三十一日之經審核賬目內作出之任何稅項撥備或儲備最後確認為超額撥備或額外儲備,賠償人之稅務負債(如有)按不多於該項撥備或儲備之數額削減,惟任何根據此段用作削減賠償人負債之任何該項超額撥備或額外儲備之款額不得用於其後產生之任何該等負債。

2. 訴訟

本公司或其任何附屬公司概無牽涉任何重大訴訟或仲裁,及就董事所知,本公司或其任何附屬公司亦無任何尚未了結或面臨之重大訴訟或索償。

3. 保薦人

保薦人已代本公司向聯交所上市委員會申請，批准已發行及本售股章程所述將予發行之股份及因行使根據超額配股權授出之購股權而須予發行之股份上市及買賣。

4. 開辦費用

估計本公司開辦費用約為6,000美元，由本公司支付。

5. 代理費或佣金

包銷商將會收取本售股章程「包銷」一節所述之包銷佣金。

6. 發起人

(a) 本公司之發起人為游先生。

(b) 除本售股章程所披露者外，於本售股章程刊發日期前兩年內，並無就股份發售或本售股章程所述之關連交易向名列上文(a)段之發起人支付或給予任何現金、證券或其他利益。

7. 專業人士資格

於本售股章程提供意見及／或其名稱載列於本售股章程之專業人士之資格如下：

名稱	資格
保薦人	根據證券條例註冊投資顧問及證券交易商
德勤 • 關黃陳方會計師行	執業會計師
卓德測計師行有限公司	專業測量師
Conyers Dill & Pearman, Cayman	開曼群島法律顧問

8. 專業人士同意書

保薦人、德勤 • 關黃陳方會計師行、卓德測計師行有限公司及Conyers Dill & Pearman, Cayman就本售股章程之刊發已分別以書面表示同意以現時形式及涵義刊載彼等之報告、估值概要、估值證書、函件或意見（視情況而定）及引述彼等之名稱，而迄今並無撤回該等同意書。

9. 賣方資料

名稱	描述	註冊地址	出售股份數目
E-Career	公司	P. O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgins Islands	80,000,000

10. 約束力

倘依據本售股章程提出認購申請，則本售股章程即具效力，使一切有關人士須受公司條例第44A條及第44B條之所有適用條文(刑事條文除外)所約束。

11. 股份持有人之稅項

(a) 買賣股份須繳納香港印花稅。準股份持有人假如對認購、購買、持有、處理或買賣股份之稅務影響有任何疑問，應諮詢其專業顧問。特此強調，本公司、董事或參與股份發售之其他各方概不就認購、購買、持有、處理或買賣股份對股份持有人造成之任何稅務影響或負債負責。

(b) 就遺產稅條例(香港法例第111章)而言，股份為香港產業，故此股份擁有人假如去世，有關股份須繳納香港遺產稅。

(c) 銷售、購買及轉讓股份須繳納香港印花稅。

(d) 根據開曼群島現行法例，轉讓及以其他方式處理股份毋需繳納開曼群島印花稅。

12. 其他事項

(a) 除本售股章程所披露者外，

(i) 於緊接本售股章程刊發日期前兩年內：

(aa) 本公司或其任何附屬公司並無發行、同意或建議發行已繳足或部份繳款之股本或借貸資本，以換取現金或其他代價；及

(bb) 本公司或其任何附屬公司並無就發行或出售任何本公司或其任何附屬公司股本或借貸資本而給予佣金、折扣、經紀佣金或其他特別條款；

(ii) 本公司或其任何附屬公司之股本或借貸資本概無附有購股權或有條件或無條件同意附有購股權；及

(iii) 自二零零一年三月三十一日(即本集團最近期之經審核合併財務報表之結算日期)以來，本集團之財務或業務狀況或前景概無任何重大不利變動。

(b) 本公司概無創辦人股份、管理股份或遞延股份。

(c) 根據公司法之規定，本公司之股東名冊將在開曼群島由Bank of Butterfield International (Cayman) Limited存置，而本公司之股東名冊分冊則將在香港由標準證券登記有限公司存置。除非董事另行同意，否則所有股份過戶及其他所有權文件必須送呈本公司香港股份登記處分處登記，而毋須送呈開曼群島登記。

(d) 本公司已作出所有必需安排以使股份獲收納入中央結算系統。

送呈公司註冊處之文件

本售股章程隨附並已送呈香港公司註冊處註冊之文件計有白色、黃色及粉紅色申請表格、本售股章程附錄五「其他資料」一節「專業人士之同意書」一段所述之同意書、本售股章程附錄五「有關業務之其他資料」一節「重大合約概要」一段所述之重大合約副本以及由德勤•關黃陳方會計師行為計算本售股章程附錄一會計師報告所載數字所編製之調整報表以及賣方資料。

備查文件

下列文件由即日起至二零零一年十月二十七日(包括該日)期間一般辦公時間，在香港中環畢打街11號置地廣場43樓范紀羅江律師行之辦事處可供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 全文載於本售股章程附錄一之德勤•關黃陳方會計師行所編製會計師報告及有關之調整報表；

(c) 本公司之附屬公司(宏碩科技有限公司及星霸有限公司除外)截至二零零零年十二月三十一日止三個年度及截至二零零一年三月三十一日止三個月(或自其各自之成立日期至二零零一年三月三十一日，以較短者為準)各自之經審核財務報表或管理賬目(倘適用)；

(d) 有關溢利預測之函件，全文載於本售股章程附錄二；

(e) 卓德測計師行有限公司所編製有關本集團之物業權益之函件、估值概要及估值證書(全文載於本售股章程附錄三)；

(f) 購股權計劃之規則；

(g) 公司法；

(h) 由Conyers Dill & Pearman, Cayman於二零零一年十月十二日編製概述開曼群島公司法及稅務法若干方面之意見函件，載於本售股章程附錄四「一般事項」一節；

(i) 本售股章程附錄五「有關業務之其他資料」一節「重大合約概要」一段所述之重大合約；

(j) 本售股章程附錄五「有關董事及專業人士之其他資料」一節「服務合約詳情」一段所述之服務合約；

(k) 本售股章程附錄五「其他資料」一節「專業人士之同意書」一段所述之同意書；及

(l) 有關賣方資料之聲明。